Exhibit 99.2

VOLUNTARY AND CONDITIONAL TAKEOVER BID

IN CASH

for all shares outstanding on the date of such bid issued by

NEWBELCO SA/NV

a limited liability company (société anonyme/naamloze vennootschap) incorporated under the laws of Belgium, with its registered office at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

by

ANHEUSER-BUSCH INBEV SA/NV

a limited liability company (société anonyme/naamloze vennootschap) incorporated under the laws of Belgium, with its registered office at Grand’Place/Grote Markt 1, 1000 Brussels, and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

advised by

Lazard Frères & Co. LLC and Lazard & Co., Limited as lead financial adviser

Price of the Belgian Offer:	£0.45 per share

Acceptance Period:	On 7 October 2016 (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus) from 9 a.m. Brussels time to 7 p.m. Brussels time

Offer Agent

BNP Paribas Fortis SA/NV

An electronic version of this Prospectus can be found on the websites of AB InBev (www.ab-inbev.com) and the Offer Agent (www.bnpparibasfortis.be/sparenenbeleggen; www.bnpparibasfortis.be/epargneretplacer).

This Prospectus can also be obtained free of charge by contacting the Offer Agent at +32 2 433 40 34 (English), +32 2 433 40 32 (French) and +32 2 433 40 31 (Dutch).

Prospectus as of 25 August 2016

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CAUTIONARY STATEMENTS

IMPORTANT NOTICE

Important: You must read the following disclaimer before reading this Prospectus. The following disclaimer applies to this Prospectus and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of this Prospectus. In accessing the attached Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from AB InBev.

Restrictions

It is prohibited to copy or distribute all or part of this Prospectus and to disclose its content or use the information contained herein for any purpose other than assessment of the Belgian Offer, unless the information is already publicly available in another form. Receipt by a Newbelco Shareholder of this Prospectus indicates the agreement of such Newbelco Shareholder with the foregoing and the following provisions.

This Prospectus does not constitute an offer to buy or sell securities or the solicitation of an offer to buy or sell securities (i) in a jurisdiction where such an offer or solicitation is not authorised or (ii) vis-à-vis any person to whom it would be unlawful to make such an offer or solicitation. It is the responsibility of every person in possession of this Prospectus to obtain information regarding the existence of such restrictions and to ensure that they are observed, where appropriate.

No action has been or will be taken elsewhere than in Belgium to allow a public bid in any jurisdiction in which such steps would be required.

Neither this Prospectus, the Acceptance Form nor any advertisement or other information shall be publicly disseminated in a jurisdiction other than Belgium in which a registration, authorisation or other obligation exists or could exist with respect to an offer to buy or sell securities or a solicitation to that end by any person. AB InBev expressly disclaims all liability for any violation of the present restrictions by any person.

Notice to U.S. Holders

Neither the U.S. Securities and Exchange Commission (the SEC) nor any U.S. federal, state or other securities commission or regulatory authority has registered, approved or disapproved the securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

The Belgian Offer described in this Prospectus is subject to the laws of Belgium. It is important for U.S. securities holders to be aware that this Prospectus is subject to disclosure and takeover laws and regulations in Belgium that are different from those in the U.S. In addition, U.S. securities holders should be aware that this Prospectus has been prepared in accordance with Belgian format and style, which may differ from the U.S. format and style.

It may be difficult to enforce any rights and any claim arising under the U.S. federal securities laws since AB InBev and Newbelco are located in non-U.S. jurisdictions and certain of their officers and directors are or may be residents of non-U.S. jurisdictions and certain property of AB InBev and Newbelco is or may be located in non-U.S. jurisdictions. It may not be possible to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

Warning

Newbelco Shareholders must form their own opinions about the Belgian Offer and the associated benefits and risks. The summaries and descriptions of legal provisions, taxation, accounting principles or comparisons of such principles, legal company forms or contractual relationships reported in this Prospectus may in no circumstances be interpreted as investment, legal or tax advice. Newbelco Shareholders are urged to consult their own advisor, bookkeeper, accountant, or other advisors concerning the legal, tax, economic, financial and other aspects associated with the Belgian Offer. In case of doubt about the contents and/or the meaning of the information in this Prospectus, Newbelco Shareholders should seek the advice of an authorised person or a person specialised in advice relating to the acquisition of financial securities.

IMPORTANT INFORMATION

Responsibility statements

AB InBev, represented by the AB InBev Board, is exclusively responsible for the content of this Prospectus, in accordance with article 21 of the Takeover Law, it being understood that, insofar as information relating to SABMiller and its subsidiaries is concerned, such information has been obtained from documents disclosed or made available by SABMiller. Any information from third parties identified in this Prospectus as such has been accurately reproduced and, as far as AB InBev is aware and is able to ascertain from the information published by a third party, does not omit any facts which would render the reproduced information inaccurate or misleading.

The Belgian Offer Response Memorandum, that is drawn up in accordance with articles 22 and following of the Takeover Law and articles 26 and following of the Takeover Royal Decree, is not part of this Prospectus and falls under the responsibility of Newbelco, represented by the Newbelco Board.

Subject to the foregoing, the AB InBev Board confirms that, to the best of its knowledge, the content of this Prospectus is accurate, not misleading and in accordance with the facts and it does not omit anything likely to affect the import of such information.

No person is authorised to provide information or make statements about the Belgian Offer other than those contained in this Prospectus or claim that such information or statements were authorised by AB InBev.

Approval of this Prospectus

The English version of this Prospectus was approved by the FSMA on 25 August 2016, in accordance with article 19, §3 of the Takeover Law. Such approval does not imply an assessment or evaluation of the merits or quality of the Belgian Offer or the position of AB InBev or Newbelco.

In accordance with article 5 of the Takeover Royal Decree, AB InBev formally notified the FSMA of its intention to proceed with the Belgian Offer on 24 August 2016. This notification was published by the FSMA on 25 August 2016 in accordance with article 7 of the Takeover Royal Decree.

Apart from the FSMA, no other authority in any other jurisdiction has approved this Prospectus or the Belgian Offer.

In the context of the Belgian Offer, the FSMA has granted the following derogations as per AB InBev’s request (see Sections 7.2 (Cash confirmation), 9.1 (Acceptance Period) and 9.2 (Payment) of Part VII of this Prospectus):

•	with respect to the Acceptance Period: the Belgian Offer (and the Acceptance Period) may open and close on the same day;

•	with respect to the Certificate required pursuant to article 3, 2° of the Takeover Royal Decree:

¡	certain derogations with respect to its content; and

¡	the Certificate only needs to cover the Actual Cash Consideration Value and not the Unadjusted Consideration Value;

•	with respect to the identity of the paying agent: that the settlement of the Cash Consideration or the cash element of the Partial Share Alternative due to the UK Scheme Shareholders can be effected by Equiniti Limited (in the case of UK Scheme Shareholders on the UK Register) and Computershare Investor Services Proprietary Limited (in the case of UK Scheme Shareholders on the South African Register).

UK Panel and the UK City Code on Takeovers and Mergers

The UK Panel has been designated as the supervisory authority to carry out certain prescribed regulatory functions in relation to takeovers and other matters in the UK pursuant to the European Takeover Directive. It is an independent, regulatory body, made up of representatives of financial institutions and professional associations, whose main function is to issue and administer the UK City Code.

The UK City Code applies to this Transaction, and the UK Panel has jurisdiction over this Transaction, as SABMiller is a UK registered company with a premium listing on the London Stock Exchange. For the purposes of the UK City Code, SABMiller is the “offeree” and AB InBev is the “offeror”. The UK Panel does not have jurisdiction over and has not approved this Prospectus.

The UK City Code is designed principally to ensure that shareholders in an offeree company are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders in the offeree company of the same class are afforded equivalent treatment by an offeror. The UK City Code is based upon six General Principles. These General Principles are the same as the general principles set out in article 3 of the European Takeover Directive. They are expressed in broad, general terms and the UK City Code does not define the precise extent of, or the limitations on, their application. They are applied in accordance with their spirit in order to achieve their underlying purpose. In addition to the General Principles, the UK City Code contains a series of specific rules. Although most of the rules are expressed in less general terms than the General Principles, they are not framed in technical language and, like the General Principles, are to be interpreted to achieve their underlying purpose. Therefore, the spirit of both the General Principles and rules are required to be observed as well as their letter.

The UK Panel seeks to ensure compliance with the UK City Code through a consensual approach with the parties engaged in takeover activity. It is the practice of the UK Panel, in discharging its functions under the UK City Code, to focus on the specific consequences of breaches of the UK City Code with the aim of providing appropriate remedial or compensatory action in a timely manner. In respect of certain breaches of the UK City Code, the UK Panel may take disciplinary action, including the issue of compliance rulings and, in certain circumstances, may require the payment of compensation. Under the provisions of the Companies Act 2006, the UK Panel has the power, in certain circumstances, to seek enforcement of its rulings through the UK courts.

Capitalised terms

Unless otherwise stated, capitalised terms used in this Prospectus have the meaning set out in Part X (Glossary of selected terms) of this Prospectus.

Information contained in this Prospectus

The information contained in this Prospectus is correct as of its date. Any new significant fact or any material error or inaccuracy in the information contained in this Prospectus which could influence the evaluation of the Belgian Offer, occurring or noticed between approval of this Prospectus and the closing of the Acceptance Period, shall be disclosed in a supplement to the Prospectus, in accordance with article 17 of the Takeover Law.

The Newbelco Shareholders are requested to read this Prospectus carefully and in its entirety and to base their decision to accept or not to accept the Belgian Offer on their own analysis of the terms and conditions of the Belgian Offer, taking into account the advantages and disadvantages it presents. Any summary or description contained in this Prospectus relating to legal provisions, corporate or restructuring transactions or contractual relations is provided for information purposes only and should not be construed as a legal or tax opinion on the interpretation or applicability of such provisions. If you are in doubt as to the substance or meaning of information contained in this Prospectus, you are recommended to seek independent advice from an accredited financial consultant or professional specialising in the purchase and sale of financial instruments.

Available information

The notice required by article 11 of the Takeover Law will be published in the Belgian financial press before the commencement of the Acceptance Period.

An electronic version of this Prospectus is available on the websites of AB InBev (www.ab-inbev.com) and the Offer Agent (www.bnpparibasfortis.be/sparenenbeleggen; www.bnpparibasfortis.be/epargneretplacer).

This Prospectus can also be obtained free of charge by contacting the Offer Agent at +32 2 433 40 34 (English), +32 2 433 40 32 (French) and +32 2 433 40 31 (Dutch).

A French and Dutch translation of this Prospectus is available in digital format on the abovementioned websites. AB InBev has verified the translations and is responsible for their consistency. In case of differences between the English, French and Dutch versions of this Prospectus, the English version will prevail.

The text of this Prospectus, as available on the Internet, does not constitute a bid in a jurisdiction where such a bid is not authorised. It is expressly prohibited to reproduce the electronic version of this Prospectus on another website or in any other place, or to reproduce this Prospectus in printed form for distribution.

Financial and legal advisors to AB InBev

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Belgian Offer and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Belgian Offer or any other matters referred to in this Prospectus. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Prospectus, any statement contained herein or otherwise. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Freshfields Bruckhaus Deringer LLP advised AB InBev on certain legal aspects of the Belgian Offer. This advice was provided for the sole benefit of AB InBev, and third parties may not rely on it. Freshfields Bruckhaus Deringer LLP accepts no responsibility for the information contained in this Prospectus, and no part of that information may be construed as a promise, guarantee or opinion by Freshfields Bruckhaus Deringer LLP.

Belgian Offer Response Memorandum

In accordance with articles 22 and following of the Takeover Law and articles 26 and following of the Takeover Royal Decree, the Newbelco Board has (i) studied the proposed Belgian Offer and this Prospectus as submitted with the FSMA, and (ii) drawn up the Belgian Offer Response Memorandum, a copy of which is attached hereto as Annex 3.

Works Council

Newbelco has no works council and this Prospectus, therefore, contains no opinion on the Belgian Offer pursuant to article 44 of the Takeover Law. For information purposes, however, the opinion of the European Works Council of SABMiller on the Transaction is included in the Belgian Offer Response Memorandum.

Applicable law and jurisdiction

The Belgian Offer is governed by Belgian law, in particular the Takeover Law and the Takeover Royal Decree.

The courts of Brussels shall have exclusive jurisdiction to settle any disputes relating to the present Belgian Offer.

NOTE ON PRESENTATION

All references to “USD”, “dollars”, “U.S. dollars”, “$” and “cents” are to the lawful currency of the United States. All references to “pounds sterling”, “sterling”, “GBP” and “£” are to the lawful currency of the United Kingdom. All references to “Argentine pesos” are to the lawful currency of Argentina. All references to “Colombian pesos” are to the lawful currency of Colombia. All references to “Mexican pesos” are to the lawful currency of Mexico. All references to “South African rand” and “ZAR” are to the lawful currency of the Republic of South Africa. All references to “Peruvian nuevos soles” are to the lawful currency of Peru. All references to “euro”, “Euro”, “€” and “EUR” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. All references to “Australian dollars” and “AUD” are to the lawful currency of the Commonwealth of Australia. All references to “Canadian dollars” are to the lawful currency of Canada. All references to “Russian rubles” and “RUB” are to the lawful currency of the Russian Federation. All references to “Ukrainian hryvnia” and “UAH” are to the lawful currency of Ukraine. References to “GAAP” mean generally accepted accounting principles.

Presentation of AB InBev financial information

This Prospectus incorporates by reference the audited consolidated financial statements of AB InBev as at and for the years ended 31 December 2013, 2014 and 2015 as contained within AB InBev’s annual reports for the years ended 31 December 2013, 2014 and 2015, and the unaudited condensed consolidated interim financial statements of AB InBev as at and for the six-month periods ended 30 June 2016 and 2015 as contained within AB InBev’s 2016 half-year financial report. Such financial information was prepared in accordance with IFRS. See Part XI (Documents incorporated by reference) of this Prospectus for a comprehensive list of documents incorporated by reference in this Prospectus.

Unless otherwise specified, the AB InBev financial information and analysis presented elsewhere in, or incorporated by reference into, this Prospectus is based on such consolidated financial statements. Unless otherwise specified, all AB InBev financial information included or incorporated by reference in this Prospectus has been stated in U.S. dollars.

Volume measurements

Unless otherwise specified, volumes, as used in this Prospectus in relation to AB InBev, include beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, AB InBev’s volumes include not only brands that it owns or licenses, but also third-party brands that it brews or otherwise produces as a subcontractor, and third-party products that it sells through its distribution network, particularly in Western Europe. AB InBev’s volume figures in this Prospectus reflect 100% of the volumes of entities that it fully consolidates in its financial reporting and a proportionate share of the volumes of entities that it proportionately consolidates in its financial reporting, but do not include volumes of its associates or non-consolidated entities.

Presentation of SABMiller financial information

This Prospectus incorporates by reference the audited consolidated financial statements of SABMiller as at and for the years ended 31 March 2014, 2015 and 2016 as contained within SABMiller’s annual reports for the years ended 31 March 2014, 2015 and 2016. Such financial information was prepared in accordance with IFRS. See Part XI (Documents incorporated by reference) of this Prospectus for a comprehensive list of documents incorporated by reference in this Prospectus.

The reporting currency of the SABMiller Group is U.S. dollars.

Non-GAAP Financial Measures

This Prospectus contains information in relation to SABMiller Group Net Producer Revenue (referred to hereafter as the SABMiller Group NPR) (on a SABMiller Group-wide basis and in relation to the SABMiller Group’s segments), EBITA, as defined (on a SABMiller Group-wide basis and in relation to the SABMiller Group’s segments) and net debt. SABMiller Group NPR comprises revenue together with the SABMiller Group’s share of revenue from associates and joint ventures less excise duties and other similar taxes, together with the SABMiller Group’s share of excise duties and other similar taxes from associates and joint ventures. EBITA, as defined, comprises operating profit before exceptional items and amortisation of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. Net debt comprises gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts).

SABMiller Group NPR and EBITA, as defined, are non-GAAP financial measures, which SABMiller has historically used to evaluate performance and allocate resources between segments by SABMiller’s executive directors, being the chief operating decision makers. The segmental disclosures accord with the manner in which the SABMiller Group is managed. Segmental performance is reported after the specific apportionment of attributable head office service costs. Certain of these measures are commonly reported and widely used by investors in comparing performances with regard to amortisation and certain other items, which can vary significantly depending upon accounting methods, interest expense or taxation, or non-operating factors. SABMiller Group NPR and EBITA, as defined, have been disclosed in this Prospectus to permit a more complete and comprehensive analysis of the SABMiller Group’s operating performance. Net debt is also a non-GAAP financial measure, which SABMiller has historically used to evaluate its liquidity position and its progress towards deleveraging.

SABMiller Group NPR, EBITA, as defined, and net debt are not measurements of performance or financial position under IFRS. They should not be considered as an alternative to (a) revenue (as determined in accordance with GAAP), (b) operating profit (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s operating performance, (c) cash flows from operating activities (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s ability to meet cash needs, or (d) any other measures of performance or financial position under GAAP. SABMiller Group NPR, EBITA, as defined, and net debt may not be indicative of the SABMiller Group’s historical operating results or financial position, nor are they meant to be projections or forecasts of future results or financial position. In addition, because companies do not calculate these financial measures identically, the SABMiller Group’s presentation of these measures may not be comparable to similarly titled measures.

Volume Measurements

Unless otherwise stated, volume measurements as used in this Prospectus in relation to SABMiller are stated in hectolitres (“hl”). References to the SABMiller Group’s lager, soft drinks and other alcoholic beverages volumes include 100% of the volumes of all consolidated subsidiaries and the SABMiller Group’s share of volumes of all associated undertakings and joint ventures.

Rounding

Certain monetary amounts and other figures included in this Prospectus have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Exchange rate information

Fluctuations in the exchange rate between the euro, the U.S. dollar, the South African rand and the Mexican peso will affect the U.S. dollar, South African rand and/or Mexican peso amounts received by owners of New Ordinary Shares or Newbelco ADSs on conversion of dividends, if any, paid in euro on the New Ordinary Shares.

U.S. Dollar

The table below sets forth period end, average, high and low exchange rates of U.S. dollars per Euro for each year indicated regarding the daily reference exchange rates published by the European Central Bank (the “ECB Daily Reference Rate”) for the Euro and the U.S. Dollar.

	U.S. dollars per EUR 1.00
Year	Period End	Average(1)	High	Low
2013	1.3791	1.3281	1.3814	1.2768
2014	1.2141	1.3285	1.3953	1.2141
2015	1.0887	1.1095	1.2043	1.0552
2016 (through 30 June 2016)	1.1102	1.1159	1.1569	1.0742

(1) The average of the ECB Daily Reference Rates on each business day during the relevant period.

South African rand

The table below sets forth period end, average, high and low exchange rates of South African rand per Euro for each year indicated regarding the ECB Daily Reference Rate for the Euro and the South African rand.

	South African rand per EUR 1.00
Year	Period End	Average(1)	High	Low
2013	14.5660	12.8330	14.5660	11.2074
2014	14.0353	14.4037	15.2836	13.5636
2015	16.9530	14.1723	17.3954	12.7006
2016 (through 30 June 2016)	16.4461	17.1983	18.2896	16.0999

(1) The average of the ECB Daily Reference Rates on each business day during the relevant period.

Mexican peso

The table below sets forth period end, average, high and low exchange rates of Mexican peso per Euro for each year indicated regarding the ECB Daily Reference Rate for the Euro and the Mexican peso.

	Mexican peso per EUR 1.00
Year	Period End	Average(1)	High	Low
2013	18.0731	16.9641	18.1236	15.6385
2014	17.8679	17.6550	18.5391	16.8044
2015	18.9145	17.6157	19.6875	16.0487
2016 (through 30 June 2016)	20.6347	20.1731	21.6852	18.5798

(1) The average of the ECB Daily Reference Rates on each business day during the relevant period.

MARKET AND INDUSTRY INFORMATION

SABMiller

Certain information in this Prospectus relating to the SABMiller Group has been extracted from third-party sources, as such sources were disclosed by SABMiller in public documents. Such information has been accurately reproduced and no facts have been omitted which would render the reproduced information inaccurate or misleading. See also Part II (Risk factors) for further discussion of risks and uncertainties that could impact the business of the Combined Group.

The information includes statements contained in this Prospectus relating to the market positions and market shares of the SABMiller Group and other companies in individual markets and the respective consumption figures and rates of growth in those markets. Unless otherwise stated, these statements are SABMiller management estimates, based, where available, on the most recent available beer industry reports relevant to those markets published on a worldwide or country basis. Other sources of information include IRi-Aztec (Australia) Pty Ltd (for Australia), Canadean Limited (for China, India, South Africa and Russia), the Czech Beer and Malt Association (for the Czech Republic), Nielsen Consumer (for Colombia, El Salvador, Honduras, Panama, Poland, Romania, South Africa, the Netherlands, Turkey, Kazakhstan and Pakistan), CCR Audit (for Peru), Frontline Market Research (for Tanzania, Mozambique, Uganda, Zambia, Botswana, Swaziland and Zimbabwe), the Central Statistical Office of Poland (for Poland), Ipsos Retail Performance (for Azerbaijan, Kyrgyzstan and Turkmenistan), Mardis Cia. Ltda (for Ecuador), the National Bureau of Statistics of China (for China), Retail Zoom (for Iraq) and SymphonyIRI Group (for Italy).

AB InBev

Market information (including market share, market position and industry data for the AB InBev Group’s operating activities and those of its subsidiaries or of companies acquired by it) or other statements presented in this Prospectus regarding the AB InBev Group’s position (or that of companies acquired by it) relative to its competitors largely reflect the best estimates of AB InBev’s management. These estimates are based upon information obtained from customers, trade or business organisations and associations, other contacts within the industries in which the AB InBev Group operates and, in some cases, upon published statistical data or information from independent third parties.

Except as otherwise stated, the AB InBev Group’s market share data, as well as its management’s assessment of its comparative competitive position, has been derived by comparing the AB InBev Group’s sales figures for the relevant period to its management’s estimates of its competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which the AB InBev Group sells its products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveca y de la Malta (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Italy), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

There are statements in this Prospectus, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “anticipate”, “estimate”, “project”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside AB InBev’s control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of AB InBev’s key markets, and the impact they may have on AB InBev and AB InBev’s customers, and AB InBev’s assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, AB InBev’s reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of AB InBev’s key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and AB InBev’s ability to achieve its targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which AB InBev operates, including the laws and regulations governing AB InBev’s operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on AB InBev’s ability to contain costs and expenses;

•	AB InBev’s expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	AB InBev’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which AB InBev operates, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganisations or divestiture plans, and AB InBev’s ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets AB InBev has acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this Prospectus that are not historical; and

•	AB InBev’s success in managing the risks involved in the foregoing.

The forward-looking statements contained in this Prospectus, including in documents that are incorporated by reference herein, include statements relating to the Transaction, the Transaction-related Divestitures and the financing of the Transaction, including the expected effects of the Transaction on the AB InBev Group and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to: the expected characteristics of the Combined Group; expected ownership of Newbelco by AB InBev Shareholders and UK Scheme Shareholders; expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; and the financing of the Transaction and the Combined Group.

All statements regarding the Transaction, the Transaction-related Divestitures, the financing of the Transaction and the Combined Group, other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of management, are subject to numerous risks and uncertainties about the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the Transaction; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; any failure to complete the Transaction or any disruption to the businesses of AB InBev and SABMiller resulting from management’s focus on the Transaction; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and resulting from the AB InBev Group’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer markets, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations to which it is subject and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of the AB InBev Group, Newbelco and/or the Combined Group in managing the risks involved in the foregoing.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

AB InBev cautions that the forward-looking statements in this Prospectus are further qualified by the risk factors disclosed in Part II (Risk Factors) that could cause actual results to differ materially from those in the forward-looking statements. Subject to its obligations under applicable law in relation to disclosure and ongoing information, AB InBev disclaims any intent or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I: SUMMARY

This summary covers the principal characteristics of the Belgian Offer, which is described in more detail in the main body of this Prospectus. This summary should be read as an introduction to this Prospectus.

Any decision to accept or not to accept the Belgian Offer must be based on a careful and comprehensive reading of the whole Prospectus. The Newbelco Shareholders are requested to form their own opinion on the conditions of the Belgian Offer as well as on the advantages and disadvantages which this decision is likely to have for them.

No civil liability can be attributed to anyone simply on the basis of this summary or the translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.

Capitalised terms used in this summary that are not expressly defined here shall have the meaning attributed to them in the main body of this Prospectus.

Bidder

Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels).

AB InBev is the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, AB InBev produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. AB InBev also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries.

Target

Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels).

Newbelco was incorporated on 3 March 2016, for the purposes of effecting the Transaction and holding the Combined Group following the Completion. Newbelco will be renamed on or prior to Completion. It is expected that the new name of Newbelco will be announced at the occasion of the AB InBev General Meeting and the Newbelco General Meeting to be held on or about 28 September 2016.

Structure of the Transaction

Description

On 11 November 2015, the AB InBev Board and the SABMiller Board announced that they had reached agreement on the terms of the proposed business combination between SABMiller and AB InBev, to be effected by the Proposed Structure. On 26 July 2016, AB InBev announced revised and final terms of the Transaction.

Three-stage structure

The Transaction will be implemented through the Proposed Structure, which involves three principal steps, as follows:

-       first, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares;

-       second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which (i) UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration and (ii) UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation; and

-       third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Business Rationale

AB InBev believes that the Combined Group will generate attractive synergies and create additional shareholder value. The constituent elements of synergies, which are expected to originate from the cost bases of both the AB InBev Group and the SABMiller Group and are in addition to savings initiatives already underway at the SABMiller Group, will comprise:

-       procurement and engineering savings expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across the Combined Group’s cost base;

-       brewery and distribution efficiency gains expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

-      sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

-      administrative costs savings expected to be generated from the realignment of corporate headquarters and overlapping regional headquarters across the Combined Group.

AB InBev also believes that significant further value could be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both the AB InBev Group and the SABMiller Group.

Bidder’s intentions

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through the Belgian Merger, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity.

Upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon Completion, AB InBev will be dissolved by operation of Belgian law.

Pursuant to the Proposed Structure:

-      Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

-       the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation.

Belgian Offer

The Belgian Offer is a voluntary and conditional offer in accordance with Chapter II of the Takeover Royal Decree. The Belgian Offer is made for cash and subject to the conditions set out below.

The Belgian Offer relates to all of the Initial Newbelco Shares which will have been issued by Newbelco pursuant to the Capital Increase.

History of the Belgian Offer

On 11 November 2015, AB InBev announced the Transaction and its intention to launch the Belgian Offer as part of the Transaction. On 26 July 2016, AB InBev announced revised and final terms of the Transaction.

In accordance with article 5 of the Takeover Royal Decree, AB InBev formally notified the FSMA of its intention to proceed with the Belgian Offer on 24 August 2016.

This notification was published by the FSMA on 25 August 2016 in accordance with article 7 of the Takeover Royal Decree.

Agreements entered into in the context of the Transaction

The following agreements have been entered into in the context of the Transaction:

-      various confidentiality agreements between AB InBev and SABMiller;

-      a Co-operation Agreement between AB InBev and SABMiller;

-      a Tax Matters Agreement between AB InBev and Altria;

-      an Information Rights Agreement between AB InBev and Altria; and

-      an engagement letter between AB InBev, SAB Miller International B.V. and Intertrust.

In addition, AB InBev has received irrevocable undertakings from:

-       the AB InBev Reference Shareholder, EPS Participations and BRC, who as at 30 June 2016 collectively hold the voting rights in respect of approximately 51.68% of the issued share capital of AB InBev, to vote in favour of such shareholder resolutions of AB InBev as are necessary to approve the Belgian Merger and the Belgian Offer;

-       the SABMiller Directors who have interests in SABMiller Shares to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution, in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested totalling 663,336 SABMiller Shares, representing in aggregate approximately 0.0409% of SABMiller’s issued share capital at the close of business on 31 July 2016; and

-       Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively. AB InBev has also received an irrevocable undertaking from Deutsche Bank and a supplemental irrevocable undertaking from BEVCO, in respect of the Deutsche Bank Pledged Shares.

AB InBev has also entered into a number of agreements in relation to the Transaction-related Divestitures, with the goal of proactively addressing potential regulatory considerations regarding its combination with SABMiller.

Conditions

The Belgian Offer will be conditional upon the following conditions precedent. All conditions precedent to the Belgian Offer, other than (b) and (c) below, will be satisfied or waived prior to the UK Scheme becoming effective.

(a)           Shareholders’ resolutions of AB InBev

The Belgian Offer is conditional upon the AB InBev Resolutions being passed at the AB InBev General Meeting. The AB InBev Resolutions include the approval of the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer and the approval of the Belgian Merger.

(b)           Effectiveness of the UK Scheme

The Belgian Offer is further subject to the UK Scheme becoming effective by no later than the Long Stop Date. The conditions to the UK Scheme are set out in more detail in the UK Scheme Document.

(c)           Ownership of SABMiller shares by Newbelco and Capital Increase of Newbelco

The Belgian Offer is further subject to (i) the UK Scheme Shares being registered in the name of Newbelco and (ii) the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase, at the latest on the day before the Belgian Offer commences.

Price for the Initial Newbelco Shares	£0.45 per Initial Newbelco Share.
Justification of the Price of the Belgian Offer

The amount of the Cash Consideration and the terms of the Partial Share Alternative, and, consequently, the Price of the Belgian Offer of £0.45 per Initial Newbelco Share, are the result of negotiations between AB InBev and SABMiller. The Price of the Belgian Offer of £0.45 per Initial Newbelco Share will be offered to all UK Scheme Shareholders in respect of all of the Initial Newbelco Shares to be tendered by them into the Belgian Offer (being, in the case of UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration, all of their Initial Newbelco Shares and, in the case of UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative, the number of their Initial Newbelco Shares to be tendered into the Belgian Offer to satisfy the cash element of the Partial Share Alternative).

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share is based on the value of SABMiller. This stems from the fact that upon the UK Scheme becoming effective and the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller. At the time of the Belgian Offer, the UK Scheme Shares will be Newbelco’s sole asset and the Initial Newbelco Shares will be all of the issued and outstanding shares of Newbelco at that point in time.

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share has been approved by the AB InBev Board. The following valuation methods were viewed as most relevant in order to assess the value of SABMiller before giving effect to the Transaction and the proposed premium offered to SABMiller Shareholders and, therefore, the Price of the Belgian Offer:

-      Discounted cash flow analysis based on projections with regard to the future performance of SABMiller;

-      Valuation metrics of precedent comparable beer transactions; and

-      Offer premia for UK companies.

Based on SABMiller’s number of fully diluted shares outstanding as of 31 July 2016 computed with the Treasury Stock Method, the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium of:

-      19% to 41% to the price implied by the DCF methodology;

-      19% to 35% to the price implied by the precedent transactions methodology; and

-      6% to 28% to the price implied by the UK premia analysis.

A full description is included in Section 4 (Justification of the Price of the Belgian Offer) of Part VII.

Belgian Offer Response memorandum

In accordance with articles 22 and following of the Takeover Law and articles 26 and following of the Takeover Royal Decree, the Newbelco Board has (i) studied the proposed Belgian Offer and this Prospectus as submitted with the FSMA, and (ii) drawn up the Belgian Offer Response Memorandum.

Prospectus

A copy of this Prospectus can be requested free of charge by contacting the Offer Agent at +32 2 433 40 34 (English), +32 2 433 40 32 (French) and +32 2 433 40 31 (Dutch). This Prospectus is also available on the websites of AB InBev (www.ab-inbev.com) and the Offer Agent (www.bnpparibasfortis.be/sparenenbeleggen; www.bnpparibasfortis.be/epargneretplacer).

Preliminary time schedule	Event	(Anticipated) date, Brussels time
	Announcement by AB InBev of the Transaction and the intention to launch the Belgian Offer as part of the Transaction	11 November 2015
	Announcement by AB InBev of the revised and final terms of the Transaction	26 July 2016
	Official notification of the bid notice relating to the Belgian Offer with the FSMA	24 August 2016
	Public announcement of the main terms and conditions of the Belgian Offer by the FSMA	25 August 2016
	Approval of this Prospectus by the FSMA	25 August 2016
	Approval of the Belgian Offer Response Memorandum by the FSMA	25 August 2016
	Publication of this Prospectus	26 August 2016
	Start of the election period (in the context of the UK Scheme)	26 August 2016
	Opening of the Acceptance Period (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus)	7 October 2016
	Closing of the Acceptance Period (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus)	7 October 2016
	Announcement of the results of the Belgian Offer	8 October 2016
	Transfer of the Initial Newbelco Shares tendered in the context of the Belgian Offer	8 October 2016
	Expected date for payment of the Price of the Belgian Offer	11 October 2016
	Latest date for payment of the Price of the Belgian Offer	13 October 2016
The dates set out in the table above are subject to change and the exact dates will be published in the Belgian press and through a Regulatory Information Service.

Acceptance of the Belgian Offer

As described in more detail in Section 2.2 (Three-stage Transaction structure) of Part IV of this Prospectus:

-       each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

-       UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

-       Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

-       UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

-       each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

¡     UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡      Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡      UK Scheme Shareholders (other than Nominee Shareholders) who validly elect, or are deemed to elect, for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described in Section 2.2 (Three-stage Transaction structure) of Part IV of this Prospectus), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

¡      Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described in Section 2.2 (Three-

stage Transaction structure) of Part IV of this Prospectus), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

-       UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System, or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form attached hereto as Annex 2 in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

Offer Agent	BNP Paribas Fortis SA/NV
Costs

The costs and expenses incurred by AB InBev in structuring the Belgian Offer (including, without limitation, administrative fees and costs, fees payable to the FSMA, legal publications, printing of this Prospectus and fees of AB InBev’s advisors) are borne by AB InBev.

In view of the international nature of the Transaction, any taxes due or payable by Newbelco Shareholders in relation to the Belgian Offer, whether in Belgium or in any other jurisdiction, will be borne by the Newbelco Shareholders. AB InBev will therefore not bear any Tax on Stock Exchange Transactions that would be due by the Newbelco Shareholders tendering their Initial Newbelco Shares in the Belgian Offer upon intervention of a professional intermediary located in Belgium, contrary to market practice generally observed for Belgian offers.

Governing law

The Belgian Offer is governed by Belgian law, in particular the Takeover Law and the Takeover Royal Decree.

The courts of Brussels shall have exclusive jurisdiction to settle any disputes relating to the present Belgian Offer.

PART II: RISK FACTORS

Newbelco Shareholders should carefully consider the risk factors described below and the other information contained in this Prospectus. Any of the following risks, individually or together, could adversely affect the Combined Group and the Combined Group’s business, financial condition and results of operations and, accordingly, the value of the Restricted Newbelco Shares or, following their conversion, the New Ordinary Shares.

The risks and uncertainties described below are those relating to the Combined Group and its business and activities as if the Transaction had been completed.

The risks and uncertainties described below are those that the AB InBev Board believes are material, but these risks and uncertainties may not be the only ones that the Combined Group faces. Additional risks and uncertainties, being those that the AB InBev Board currently does not know about or deems immaterial may also result in decreased revenues, assets and cash inflows, increased expenses, liabilities or cash outflows, or other events that could result in a decline in the value of the Restricted Newbelco Shares or, following their conversion, the New Ordinary Shares or which could have a material adverse effect on the Combined Group’s business, financial condition, results of operations and future prospects.

Risks relating to the Transaction

The risk factors with respect to the Transaction set forth in Part II (Risk Factors – Risks relating to the Transaction) of the Belgian Listing Prospectus have been incorporated by reference in this Prospectus. See Part XI (Documents incorporated by reference) of this Prospectus.

Risks relating to the business of the Combined Group

The risk factors with respect to the business of the Combined Group set forth in Part II (Risk Factors – Risks relating to the business of the Combined Group) of the Belgian Listing Prospectus have been incorporated by reference in this Prospectus. See Part XI (Documents incorporated by reference) of this Prospectus.

Risks relating to the Restricted Newbelco Shares

The remaining Initial Newbelco Shares will be converted into Restricted Newbelco Shares shortly after closing of the Belgian Offer. The Restricted Newbelco Shares will be unlisted, subject to a five year lock-up restriction and of uncertain value

Newbelco Shareholders who have elected (or are deemed to have elected) for the Partial Share Alternative will, after the Reclassification and Consolidation, hold Restricted Newbelco Shares.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, in registered form and not capable of being deposited in an ADR programme and therefore illiquid. Any assessment of the value of the Restricted Newbelco Shares should therefore take into account an individual shareholder’s assessment of an appropriate liquidity discount. In addition the Restricted Newbelco Shares will be subject to a five year lock-up restriction. Certain shareholders may not be able to hold such securities under their investment mandates. The Restricted Newbelco Shares are further of uncertain value because their value will fluctuate with the Newbelco share price.

Pursuant to the terms of the UK Scheme, each Restricted Newbelco Shareholder holding more than 1% of Newbelco’s total share capital will appoint an agent, on its behalf, to enter into an agreement on Completion with the AB InBev Reference Shareholder in order to give effect to the rights relating to the director appointment rights relating to the New Ordinary Shares and Restricted Newbelco Shares, as described in Section 7 (Board and management of Newbelco) of Part VIII of this Prospectus. See also Section 9.1.2.4 (Voting agreement with the Restricted Newbelco Shareholders) of Part VIII of this Prospectus.

Newbelco Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Prospectus.

Certain provisions of Belgian legislation and of the Newbelco Articles can have an impact on potential takeover attempts and the stock market price of the Restricted Newbelco Shares

There are several provisions of Belgian company law, and certain other provisions of Belgian law and of the Newbelco Articles, such as those in connection with the obligation to disclose major shareholdings, merger control and the authorised capital, which may be applicable to Newbelco and which may make it more difficult to succeed with a takeover bid, merger, change in management or change in control. These provisions could discourage potential takeover attempts that may be regarded by other shareholders as being in their best interest, and could negatively affect the market price of the Restricted Newbelco Shares. These provisions may also have the consequence that the shareholders will be deprived of the opportunity to sell their shares.

As a Belgian company, Newbelco is not subject to certain corporate governance rules applicable to other companies

As a Belgian limited liability company, Newbelco follows Belgian corporate law, the Belgian Companies Code and, upon Listing, the Belgian Corporate Governance Code, which may differ in significant respects from the corporate governance requirements applicable to other companies, including U.S. companies listed on the NYSE and UK companies listed on the London Stock Exchange.

Investors’ rights as shareholders will be governed by Belgian law and differ in some respects from the rights of shareholders under the laws of other countries

Newbelco is a limited liability company (société anonyme/naamloze vennootschap) organised under the laws of Belgium. The rights of holders of Restricted Newbelco Shares are governed by Belgian law and by the Newbelco Articles. These rights may differ in material respects from the rights of shareholders in companies organised outside Belgium.

Investment and trading in general is subject to risks

All securities investments involve the risk of loss of capital. There can be no assurance that Newbelco’s investment objectives will be met. Newbelco’s results will probably fluctuate in the future. For this reason, Newbelco’s results may not meet analysts’ or other market expectations.

Newbelco Shareholders may not be able to recover damages in civil proceedings or to enforce in Belgium judgments of foreign courts of civil liabilities predicated solely upon foreign securities laws.

Newbelco’s directors and members of senior management may not be resident in the jurisdiction of investors and Newbelco’s assets and the assets of its directors and senior management may be located outside the jurisdiction of investors. As a result, it may be difficult for investors to prevail in a claim against Newbelco or to enforce liabilities predicated upon the securities laws of jurisdictions outside of Belgium and, in general, for investors outside of Belgium to serve process on or enforce foreign judgments against Newbelco, its directors or its senior management. In addition, there is uncertainty as to the enforceability in Belgium of original actions or of actions for enforcement of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States.

Risks relating to the New Ordinary Shares

Each Restricted Newbelco Shareholder will have the right to convert all or part of its holding of Restricted Newbelco Shares into New Ordinary Shares at its election at any time after the fifth anniversary of Completion, or earlier in certain specific limited circumstances detailed in the Newbelco Articles. The risk factors with respect to the New Ordinary Shares set forth in Part II (Risk Factors – Risks relating to the New Ordinary Shares) of the Belgian Listing Prospectus have been incorporated by reference in this Prospectus. See Part XI (Documents incorporated by reference) of this Prospectus.

PART III: EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the principal events of the Transaction, the issuance of the New Ordinary Shares and the Listing. All references to times are to Brussels time unless otherwise stated. The dates and times given are indicative only and are based on Newbelco’s current expectations and may be subject to change.

Event	Time and/or date(1)

Approval by Euronext Brussels of the application for the admission to listing of the New Ordinary Shares (conditional upon, among other things, the issue of such shares)	8 August 2016

Approval of this Prospectus by the FSMA	25 August 2016

Publication of this Prospectus and other Transaction documents	26 August 2016

Voting Record Time	7.30 p.m. (Brussels time) on 26 September 2016(2)

AB InBev General Meeting	9.00 a.m. (Brussels time) on 28 September 2016

UK Scheme Court Meeting	10.00 a.m. (Brussels time) on 28 September 2016

SABMiller General Meeting	10.15 a.m. (Brussels time) on 28 September 2016(3)

Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016

Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	Before opening of markets on 30 September 2016

UK Scheme Court Sanction Hearing	4 October 2016(4)

UK Scheme Record Time	7.00 p.m. (Brussels time) on 4 October 2016

Expected UK Scheme Effective Time	7.15 p.m. (Brussels time) on 4 October 2016

Delisting of SABMiller Shares on the London Stock Exchange and on the Johannesburg Stock Exchange	by 8.00 a.m. (London time) on 5 October 2016

Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and re-registration of SABMiller as a private limited company	6 October 2016

Last day of trading in AB InBev Shares on the Johannesburg Stock Exchange	7 October 2016

Opening of the acceptance period of the Belgian Offer	9.00 a.m. (Brussels time) on 7 October 2016

Latest time for conversion of AB InBev Shares (registered to dematerialised form, and vice versa)	2.00 p.m. (Brussels time) on 7 October 2016(5)

Latest time for lodging, changing/amending the Form of Election or for making an Electronic Election	7.00 p.m. (Brussels time) on 7 October 2016

Closing of the acceptance period of the Belgian Offer	7.00 p.m. (Brussels time) on 7 October 2016

Reclassification and Consolidation	By 12.00 p.m. (Brussels time) on 8 October 2016

Event	Time and/or date(1)

Suspension of listing of AB InBev Shares on the Johannesburg Stock Exchange	By 8.00 a.m. (South African standard time) on 10 October 2016

Last day of trading in AB InBev Shares on Euronext Brussels	10 October 2016

Suspension of trading of AB InBev Shares on the Mexico Stock Exchange	11.00 a.m. (Mexico time) on 10 October 2016

Belgian Merger (between AB InBev and Newbelco) becomes effective	8.00 p.m. (Brussels time) on 10 October 2016

Issue of New Ordinary Shares to AB InBev Shareholders and registration in Newbelco’s share register	On or around 8.00 p.m. (Brussels time) on 10 October 2016

Delivery of the New Ordinary Shares	As from 11 October 2016(5)

Delisting of AB InBev Shares on Euronext Brussels and the Mexico Stock Exchange	Before opening of markets on 11 October 2016

New Ordinary Shares listed and commencement of dealings in the New Ordinary Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange, and listing of Newbelco ADSs on the NYSE	At opening of markets on 11 October 2016

Expected date of despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE System accounts for cash proceeds due under the Belgian Offer	11 October 2016

Last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE System accounts for cash proceeds due under the Belgian Offer	13 October 2016

Delisting of AB InBev Shares on the Johannesburg Stock Exchange	By 8.00 a.m. (South African standard time) on 13 October 2016

Long Stop Date	11 May 2017(6)

Notes:

(1)	The dates and times given are indicative only and are based on AB InBev’s current expectations and may be subject to change.

(2)	If either SABMiller Meeting is adjourned, the Voting Record Time for the adjourned SABMiller Meeting will be 6.30 p.m. (London time) on the date which is two days before the date set for the adjourned SABMiller Meeting.

(3)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the UK Scheme Court Meeting.

(4)	Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions (both as defined in the UK Scheme Document) and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of the UK Scheme Document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.

(5)	Please refer to Section 2 (Form of the New Ordinary Shares and delivery) of Part IX of the Belgian Listing Prospectus for further details in respect of the deadline for conversion of the AB InBev Shares and the delivery of the New Ordinary Shares.

(6)	This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the UK Panel allow, a later date.

PART IV: OVERVIEW OF THE TRANSACTION

1.	CONTEXT AND OVERVIEW

1.1	Announcement and Co-operation Agreement

On 11 November 2015, the AB InBev Board and the SABMiller Board announced in the Rule 2.7 Announcement that they had reached agreement on the terms of the Transaction.

On the same date, AB InBev and SABMiller entered into the Co-operation Agreement, pursuant to which AB InBev agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the pre-conditions and regulatory conditions of the Transaction.

In the Co-operation Agreement, AB InBev and SABMiller agreed, amongst other things, to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction.

On 26 July 2016, AB InBev announced revised and final terms of the Transaction and on 29 July 2016, SABMiller announced that the SABMiller Board intends to recommend unanimously the Cash Consideration and that SABMiller Shareholders vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolution to be proposed at the SABMiller General Meeting.

1.2	Conditions to the Transaction

The Transaction is subject to several pre-conditions and conditions that are described in detail in the Rule 2.7 Announcement.

Such pre-conditions and conditions include amongst others:

•	the obtaining of regulatory approvals from applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa and other relevant jurisdictions; and

•	the approval of the relevant aspects of the Transaction by the AB InBev Shareholders, the Newbelco Shareholders and the SABMiller Shareholders.

As at the date of this Prospectus, the Transaction has already been approved by a number of antitrust or competition law authorities, including the European Commission, the U.S. Federal Trade Commission, the Ministry of Commerce of the People’s Republic of China and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev confirmed on 29 July 2016 that all pre-conditions of the Transaction had been satisfied. In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

The AB InBev General Meeting, the Newbelco General Meeting (composed of the holders of the Incorporation Shares) and the SABMiller General Meeting are each expected to be held on or around 28 September 2016 to vote on the aspects of the Transaction requiring shareholders’ approval.

Please refer to Section 3 (Conditions precedent) below for more detail on the conditions to the Transaction.

2.	STRUCTURE OF THE TRANSACTION

2.1	Description and schematic overview

2.1.1	Summary description

Under the terms of the Transaction, each UK Scheme Shareholder will have the option to elect for:

•	the Cash Consideration, i.e. cash proceeds in an amount of £45.00 in respect of each UK Scheme Share it owns; or

•	the Partial Share Alternative, i.e. cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share it owns.

2.1.2	Schematic overview of Transaction structure

2.1.2.1	Current simplified structure

The diagram below sets out the current simplified shareholder structures of AB InBev, SABMiller and Newbelco:

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of this Prospectus.
-	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury.

2.1.2.2	Envisaged simplified structure post-Completion

The diagram below sets out the envisaged simplified shareholder structure of Newbelco upon Completion:

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of this Prospectus.
-	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion, on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

2.1.2.3	Three-stage Transaction structure summary

The Transaction will be implemented through the Proposed Structure which involves three principal steps as follows:

Step 1: the UK Scheme

First, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares.

Notes:

-	The percentage numbers in the diagram above exclude the Deferred Shares, which will be held by SABMiller in treasury.
-	The Incorporation Shares held by Phidias Management SA and SABMiller International BV will be cancelled with effect simultaneously with the completion of the Capital Increase and are therefore not included in the diagram above.

Step 2: the Belgian Offer

Second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

•	UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

•	UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share, in order to receive the cash element of the Partial Share Alternative and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation.

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of this Prospectus.
-	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers and absolute share numbers in the diagram above (i) exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury, (ii) refer to the expected holdings of Newbelco Shares after closing of the Belgian Offer on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (iii) take into account the Reclassification and Consolidation.
-	The number of 577,690,210 New Ordinary Shares mentioned in the diagram above (i) assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 SABMiller Shares in issue (see footnote 1 below for details on the basis on which this number is calculated), and (ii) is calculated taking 1,657,262,457 SABMiller Shares multiplied by 100 and divided by the Consolidation Factor (185.233168056448) less 316,999,695 (which assumes that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO).

Step 3: the Belgian Merger

Third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of this Prospectus.
-	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

2.2	Three-stage Transaction structure

2.2.1	Step 1: the UK Scheme

It is intended that, on or around 26 August 2016, the UK Scheme Document will be despatched to SABMiller Shareholders. The UK Scheme Document will, among other things, incorporate a notice convening a meeting of SABMiller Shareholders for the purpose of approving the UK Scheme.

Under the terms of the UK Scheme:

•	each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

•	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

•	each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

•	UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

•	Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder, and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

•	UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

•	each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

¡	UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	UK Scheme Shareholders (other than Nominee Shareholders) who validly elect, or are deemed to elect, for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

¡

Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. Business Days before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System, or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capital.1 To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

1 This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of (i) SABMiller’s issued ordinary share capital as at the close of business on 30 June 2016 of 1,622,117,877 ordinary shares (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued (or transferred out of treasury).

Minor adjustments to the entitlements of UK Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all UK Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the UK Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

As a result, UK Scheme Shareholders who make a valid Election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, and a supplemental irrevocable undertaking from BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.38% of SABMiller’s issued ordinary share capital.2 Please refer to Section 9 (Persons acting in concert with AB InBev) of Part V of this Prospectus for a description of such irrevocable undertakings. If Elections for the Partial Share Alternative are scaled back as described above, the Election made by or on behalf of Altria and BEVCO will be scaled back on the same basis as each other UK Scheme Shareholder.

It is currently intended that the UK Scheme will become effective on or around 4 October 2016. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting. Following the UK Scheme becoming effective, Newbelco will cancel all of the Incorporation Shares with effect simultaneously with the completion of the Capital Increase, such that the UK Scheme Shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Newbelco Shares following completion of the Capital Increase. Assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective, it is currently expected that the Capital Increase will occur on or around 6 October 2016.

It is expected that, as soon as reasonably practicable after the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the UK Companies Act 2006.

2.2.2	Step 2: the Belgian Offer

After completion of the Capital Increase, AB InBev will make the Belgian Offer, a voluntary cash takeover offer pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares issued to the UK Scheme Shareholders as a result of the UK Scheme. The FSMA has granted, at AB InBev’s request, certain derogations in the context of the Belgian Offer, including in respect of the duration of the Belgian Offer which will be open for one day only. Please refer to Section 7.2 (Cash confirmation) and Section 9.1 (Acceptance Period) of Part VII of this Prospectus for more details. It is currently intended that the Belgian Offer will be made on the day following the date on which the Capital Increase occurs (i.e. on or around 7 October 2016) or as soon as reasonably practicable thereafter.

Under the Belgian Offer, AB InBev will offer to purchase the Initial Newbelco Shares held by UK Scheme Shareholders immediately after the Capital Increase for cash consideration of £0.45 per Initial Newbelco Share.

Acceptances by the UK Scheme Shareholders in respect of the Belgian Offer will be made by the UK Agent acting on behalf of the UK Scheme Shareholders on the basis of the Elections (or deemed Elections) made by such UK Scheme Shareholders and the number of Initial Newbelco Shares to be tendered by each UK Scheme Shareholder will depend on their Election (or deemed Elections) as follows:

•	in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Newbelco Shares held by such UK Scheme Shareholders (or, in the case of Nominee Shareholders, all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of UK Scheme Shares in respect of which the Nominee Shareholders have validly elected (or are deemed to have elected) for the Cash Consideration); and

2 As at 30 June 2016 and excluding any shares held in treasury.

•	in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Partial Share Alternative, in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Newbelco Shares equal to:

•	the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being: (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

•	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

•	first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448; and

•	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form attached hereto as Annex 2 in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, UK Scheme Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

Upon the passing of the notarial deed acknowledging the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, the Initial Newbelco Shares will be reclassified and consolidated as follows:

•	all Initial Newbelco Shares retained by the former UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

•	as a result, the UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will hold between 316,999,695 and 326,000,000 Restricted Newbelco Shares, depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative;

•	all Initial Newbelco Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into New Ordinary Shares on the same ratio, on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held by AB InBev (and the number of New Ordinary Shares resulting from such consolidation will be rounded down to the nearest whole number); and

•	as a result, AB InBev will hold between 568,689,906 and 577,690,210 New Ordinary Shares (depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative).[3]

Following the closing of the Belgian Offer, and completion of the Reclassification and Consolidation, and pending Completion, the shareholders of Newbelco will be (i) AB InBev, and (ii) the holders of the Restricted Newbelco Shares (being the UK Scheme Shareholders who validly elected or are deemed to have elected for the Partial Share Alternative).

2.2.3	Step 3: the Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders and holders of AB InBev ADSs will become Newbelco Shareholders and holders of Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger will be submitted to a vote of the AB InBev Shareholders at the AB InBev General Meeting and to a vote of the Newbelco Shareholders (i.e. at the time the approval will be sought, the holders of the Incorporation Shares) at the Newbelco General Meeting, both of which are scheduled to take place on 28 September 2016. If approved, it is currently expected that the Belgian Merger will become effective on or around 10 October 2016. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS Participations and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

As a consequence of the Belgian Merger, Newbelco will acquire all New Ordinary Shares held by AB InBev after the Belgian Offer and the Reclassification and Consolidation. Upon Completion, all such New Ordinary Shares will be cancelled, except for 85,000,000 of such New Ordinary Shares, which will be retained by Newbelco and held as treasury shares after Completion.

Pursuant to the Belgian Merger:

•	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon Completion, AB InBev will be dissolved by operation of Belgian law.

3 The number of shares mentioned in this paragraph assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. See footnote 1 for the calculation of the number of 1,657,262,457 UK Scheme Shares.

2.2.4	Resulting capital structure and listings

Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

•	the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders, and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation.[4]

Subject to Completion, Newbelco currently expects that the New Ordinary Shares will be admitted to listing (as primary listing) on Euronext Brussels, with the listing intended to occur on or about the first Business Day following Completion. It is also intended that the New Ordinary Shares will, at the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs (each representing one New Ordinary Share) will be listed on the NYSE.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. Restricted Newbelco Shares may also be subject to conversion earlier in certain specific limited circumstances detailed in the Newbelco Articles. From Completion, such Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev Shares are issued after the date of this Prospectus, former AB InBev Shareholders and/or former holders of AB InBev ADSs are expected to own approximately between 83.14% and 83.53% of Newbelco’s share capital immediately following the Belgian Merger and UK Scheme Shareholders are expected to own approximately between 16.47% and 16.86% of Newbelco’s share capital immediately following the Belgian Merger. Accordingly, the dilution that will arise for holders of AB InBev Shares upon completion of the Belgian Merger is expected to be approximately between 16.47% and 16.86%.5 See Section 9.1 (Major shareholders of Newbelco following Completion) of Part VIII for further information in respect of the expected ownership of former AB InBev Shareholders and UK Scheme Shareholders following the Belgian Merger.

2.2.5	Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and was paid on 12 August 2016. Both the Final Dividend and the interim dividend of USD 0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and their payment does not impact the Cash Consideration or the Partial Share Alternative.

4 Except for Newbelco and former AB InBev subsidiaries that will hold Newbelco Shares in treasury.

5 The percentage calculations in this paragraph exclude treasury shares and are based on the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à r.l. and Mexbrew S.à r.l.

3.	CONDITIONS PRECEDENT

The Transaction is subject to a certain number of pre-conditions and conditions. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. As noted above, AB InBev confirmed on 29 July 2016 that all pre-conditions to the Transaction had been satisfied. The paragraphs below describe the outstanding conditions of the Transaction.

3.1	The UK Scheme

SABMiller proposed to the UK Court that Altria and BEVCO (and their nominees, if any) should constitute a separate class for the purposes of the UK Scheme Court Meeting and, on 23 August 2016, the UK Court agreed to the convening of the UK Scheme Court Meeting on this basis.

To become effective, the UK Scheme therefore requires approval at the UK Scheme Court Meeting from a majority in number of those holders of UK Scheme Shares (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) as at the Voting Record Time who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the UK Scheme Shares voted by them.

It is currently intended that the UK Scheme Court Meeting will be held on or around 28 September 2016. Implementation of the Transaction will also require the passing of the SABMiller Resolution at the SABMiller General Meeting, which is expected to be held immediately after the UK Scheme Court Meeting. The SABMiller Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Implementation of the UK Scheme will furthermore require the Newbelco Shareholders (i.e. at the time the approval will be sought, the holders of the Incorporation Shares) to have approved the Capital Increase. It is currently intended that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Following the UK Scheme Court Meeting and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The UK Scheme Court Sanction Hearing is currently intended to be held on or around 4 October 2016.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting.

Following the UK Scheme becoming effective, it is currently expected that the Capital Increase will complete on or around 6 October 2016 (assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and sanction by the UK Court, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances, and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions. In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions) must be satisfied in order for the UK Scheme to become effective.

3.2	The Belgian Offer

The Belgian Offer is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•	the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required);

•	the UK Scheme Shares being registered in the name of Newbelco; and

•	the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

3.3	The Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of holders of Incorporation Shares at the Newbelco General Meeting;

•	the Belgian Offer completing in accordance with its terms;

•	the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the Final Notarial Deed (or such later date as AB InBev may determine); and

•	the passing of the Final Notarial Deed.

PART V: INFORMATION ABOUT THE BIDDER AND ITS BUSINESS

1.	IDENTIFICATION

1.1	General

AB InBev was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. AB InBev has the legal form of a limited liability company (société anonyme/naamloze vennootschap). AB InBev’s registered office is located at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and AB InBev is registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels). AB InBev’s global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11).

AB InBev is a publicly traded company, with the primary listing on Euronext Brussels under the symbol ABI. AB InBev also has secondary listings on the Johannesburg Stock Exchange under the symbol ANB and the Mexican Stock Exchange under the symbol ABI. ADSs representing rights to receive AB InBev’s ordinary shares are listed and trade on the NYSE under the symbol BUD.

1.2	History and development of AB InBev

AB InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium. In 1717 Sébastien Artois, master brewer of Den Hoorn, took over the brewery and renamed it Sébastien Artois. In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew SA. Interbrew operated as a family-owned business until December 2000, the time of its initial public offering on Euronext Brussels. The period since the listing of Interbrew on Euronext Brussels has been marked by increasing geographical diversification.

2004 marked a significant event in AB InBev’s history: the combination of Interbrew and Ambev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. Ambev was itself created from the combination of two Brazilian beer companies, Brahma and Antarctica, over the course of 1999 and 2000. As of 31 December 2015, AB InBev had a 62.0% voting and economic interest in Ambev.

In 2003, Ambev acquired its initial interest in Quilmes Industrial S.A., which is now 100% owned by Ambev.

On 13 July 2008, InBev and Anheuser-Busch announced their agreement to combine the two companies by way of an offer by InBev of USD 70 per share in cash for all outstanding shares of Anheuser-Busch. The total amount of funds necessary to consummate the 2008 Anheuser-Busch acquisition was approximately USD 54.8 billion, including the payment of USD 52.5 billion to shareholders of Anheuser-Busch. As a result of the merger, InBev changed its name into AB InBev and announced a plan to reduce debt taken on for the Anheuser-Busch combination by means of a formal divestiture program.

On 24 July 2009, AB InBev completed the sale of its South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. Under the terms of the agreement, AB InBev continued its relationship with Oriental Brewery through granting Oriental Brewery exclusive licenses to distribute certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing interest in Oriental Brewery through an agreed earn-out. In addition, AB InBev retained the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. On 1 April 2014, AB InBev announced the completion of the reacquisition of Oriental Brewery as described in greater detail below.

On 2 December 2009, AB InBev completed the sale of its Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represented the estimated value to minorities. Under the terms of the agreement, the operations in Bosnia and Herzegovina, Bulgaria, Croatia, The Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. On 15 July 2011, the deferred payment obligation, including accrued interest, was sold for USD 0.5 billion in cash. At the time of the 2009 sale to CVC Capital Partners, AB InBev also received additional rights under a Contingent Value Right Agreement to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). AB InBev believes that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered the right to a further payment. Following the conclusion in AB InBev’s favour of a declaratory action initiated by CVC Capital Partners in the English Commercial Court, AB InBev received approximately EUR 32 million (USD 42 million) in 2013 and EUR 147 million (USD 197 million) in 2014 from CVC. Appeals related to the EUR 147 million (USD 197 million) received to date have not yet concluded.

In 2009, AB InBev undertook a series of other disposals, including Tennent’s Lager brand, four metal beverage can and lid manufacturing plants and Busch Entertainment Corporation, and by the end of the year, AB InBev had completed its formal divestiture program resulting from the 2008 Anheuser-Busch acquisition, exceeding the target of USD 7.0 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realised cash proceeds.

On 11 May 2012, Ambev and E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in Cervecería Nacional Dominicana S.A. was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in Cervecería Nacional Dominicana S.A. of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired additional stakes from other minority holders. As of 31 December 2015, Ambev owns a total indirect interest of 55.0% in Cervecería Nacional Dominicana S.A.

On 4 June 2013, AB InBev announced the completion of the combination with Grupo Modelo in a transaction valued at USD 20.1 billion. The combination was the natural next step given the economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combined company benefits from the significant growth potential that Grupo Modelo brands such as Corona have globally outside of the United States, as well as locally in Mexico, where AB InBev has had the opportunity to introduce AB InBev’s brands through Grupo Modelo’s distribution network. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that AB InBev did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares. Once the tender offer was completed and fully paid, AB InBev established and funded a trust to accept further tenders of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination.

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

On 7 June 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment of approximately USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s brands in the United States. As a consequence, AB InBev has granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in the 50 states of the United States, the District of Columbia and Guam.

On 1 April 2014, AB InBev announced the completion of its reacquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, AB InBev received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returns Oriental Brewery to AB InBev’s portfolio after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of AB InBev’s deleveraging target.

During 2014, AB InBev purchased USD 1.0 billion of Grupo Modelo shares through the trust established to accept further tender of shares and, during 2015, AB InBev performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Once such purchases were completed, by

August 2015 AB InBev owned 99.9% of Grupo Modelo’s outstanding shares, and carried out a process with the Mexican Securities and Exchange Commission and the Mexican Stock Exchange pursuant to which Grupo Modelo (i) cancelled its registry of shares with the Mexican National Securities Registry, (ii) delisted its shares from the Mexican Stock Exchange and (iii) as a consequence of the actions listed in (i) and (ii) above, as well as the resolutions adopted by its shareholders in October 2015, Grupo Modelo was transformed from a publicly listed Mexican company into a Mexican limited liability company (sociedad de responsabilidad limitada), and became 100% owned by AB InBev.

On 11 November 2015, AB InBev Board’s and SABMiller Board’s announced that they had reached agreement on the terms of a recommended business combination between AB InBev and SABMiller. The Transaction will be implemented through a series of stages, including the acquisition of SABMiller by Newbelco. AB InBev will merge into Newbelco so that, following Completion, Newbelco will be the new holding company for the Combined Group.

Please refer to Section 4.6.1 (Transaction-related Divestitures) below for an overview of divestitures AB InBev has entered into with the goal of proactively addressing potential regulatory considerations regarding its combination with SABMiller.

2.	CORPORATE PURPOSE

According to article 4 of AB InBev’s articles of association, AB InBev’s corporate purpose is:

•	to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

•	to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with AB InBev’s business;

•	to acquire and manage investments, shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of the AB InBev Board or the like governing body; and

•	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

AB InBev may, within the limits of its corporate purpose, engage in all civil, commercial, financial and industrial operations and transactions connected with AB InBev’s corporate purpose either within or outside Belgium. AB InBev may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

3.	GROUP STRUCTURE OF AB INBEV

3.1	Structure chart

3.2	Information on significant subsidiaries

AB InBev is the parent company of the AB InBev Group. Set forth below are the most significant subsidiaries of the AB InBev Group as of 31 December 2015:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Ambev Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi São Paulo	Brazil	62%	62%
Grupo Modelo, S. de R.L. de C.V. Javier Barros Sierra No. 555 Piso 3 Zedec Santa Fe, 01210 Mexico, DF	Mexico	100%	100%

4.	ACTIVITIES AND ASSETS

4.1	General description

AB InBev is the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, AB InBev produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands,

Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. AB InBev also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries.

AB InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. As of 31 December 2015, AB InBev employed more than 150,000 people, with operations in 26 countries across the world. Given the breadth of the operations, AB InBev is organised into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which the operations are based. As a result, AB InBev has a global footprint with a balanced exposure to developed and developing markets and production facilities spread across AB InBev’s six geographic regions, which are referred to as “Zones.”

AB InBev has significant brewing operations within the developed markets in its North America zone (which accounted for 25.8% of the consolidated volumes for the year ended 31 December 2015) and in a significant majority of its markets in the Europe zone (which accounted for 9.4% of the consolidated volumes for the year ended 31 December 2015). AB InBev also has significant exposure to developing markets in Latin America North (which accounted for 27.0% of the consolidated volumes in the year ended 31 December 2015), Asia Pacific (which accounted for 19.3% of the consolidated volumes in the year ended 31 December 2015), Mexico (which accounted for 9.1% of the consolidated volumes in the year ended 31 December 2015) and Latin America South (which accounted for 7.9% of the consolidated volumes in the year ended 31 December 2015).

The 2015 volumes (beer and non-beer) were 457 million hectolitres and the revenue amounted to USD 43.6 billion.

4.2	Strengths and strategy

4.2.1	Strengths

AB InBev believes that the following key strengths will drive the realisation of its strategic goals and reinforce its competitive position in the marketplace:

Global platform with strong market positions in key markets

AB InBev is the world’s largest brewer and believes it holds leading positions in the majority of its key markets, based on strong brands and the benefits of scale. AB InBev believes this enables it to invest significant sales and marketing resources in its brands, achieve attractive sourcing terms, generate cost savings through centralisation and operate under a lean cost structure. Its global reach provides AB InBev with a strong platform to grow its global and multi-country brands, while developing local brands tailored to regional tastes and trends. AB InBev benefits from a global distribution network which, depending on the location, is either owned by AB InBev or is based on strong partnerships with wholesalers and local distributors.

AB InBev believes that in 2015 the approximate industry volumes and AB InBev’s approximate market shares by volume in its top four markets are as follows:

	Total industry volume (million hectolitres)(1)	AB InBev’s estimated market share (%)(1)
China	399.4	18.6%
United States	233.7	45.8%
Brazil	126.4	67.5%
Mexico	71.5	58.2%

Notes:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes. Sources for market share: China—Seema International Limited; United States—Beer Institute and SymphonyIRI; Brazil—AC Nielsen Audit Total Trade; Mexico—Cámara Nacional de la Industria de la Cerveca y de la Malta.

AB InBev has been the global leader in the brewing industry by volume for the past eight years, and, in 2015, was one of the largest consumer products companies worldwide, measured by EBITDA, as defined. AB InBev holds the number one position in terms of total market share of beer by volume, based on its estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. AB InBev estimates that it holds the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category in China, the world’s largest beer market by volume.

AB InBev’s management believes that it can realise significant upside potential by continuing to roll out AB InBev’s brands using its global distribution platform.

Geographic diversification

AB InBev’s geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, AB InBev benefits from a natural hedge against market, economic and seasonal volatility.

Developed markets represented approximately 48% of AB InBev’s 2015 revenue and developing markets represented 52% of AB InBev’s 2015 revenue. AB InBev’s developing markets include Brazil (which represents 18.5% of AB InBev’s 2015 revenue), Argentina, China, Mexico, Russia, Bolivia, Paraguay, Ukraine and South Korea. AB InBev also has equity investments in brewers in China.

Strong brand portfolio with global brands, multi-country brands and local brands

AB InBev’s strong brand portfolio addresses a broad range of demand for different types of beer, comprising three brand categories:

•	Global brands: Capitalising on common values and experiences which appeal to consumers across borders, AB InBev’s three global brands, Budweiser, Corona and Stella Artois, have the strength to be marketed worldwide;

•	Multi-country brands: With a strong consumer base in their home market, AB InBev’s three multi-country brands, Beck’s, Leffe and Hoegaarden, bring international flavour to selected markets, connecting with consumers across continents; and

•	Local brands: Offering locally popular tastes, local brands such as Bud Light, Michelob, Victoria, Modelo Especial, Negra Modelo, Skol, Brahma, Antarctica, Quilmes, Jupiler, Klinskoye, Sibirskaya Korona, Chernigivske, Cass, Harbin and Sedrin connect particularly well with consumers in their home markets.

With well over 200 brands, of which 19 had an estimated retail sales value of over USD 1 billion in 2015, AB InBev believes its portfolio is the strongest in the industry. Six of AB InBev’s brands - Bud Light, Budweiser, Corona, Skol, Stella Artois and Brahma - are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

AB InBev’s strategy is to focus its attention on its core to premium brands. As a result, AB InBev makes clear brand choices and seeks to invest in those brands that build deep connections with consumers and meet their needs. AB InBev seeks to replicate its successful brand initiatives, market programs and best practices across multiple geographic markets.

Focus brands are a small number of brands which AB InBev believes have the best long-term growth potential, and in which AB InBev invests the majority of its resources (money, people and attention). These brands include AB InBev’s three global brands, its multi-country brands and selected local brands.

Focus brands represented 69.6% of AB InBev’s own beer volume and grew by 0.4% in 2015. AB InBev’s global brands grew 7.3% in 2015, led by growth in Budweiser, Corona and Stella Artois of 6.9%, 8.1% and 7.5%, respectively.

Strong consumer insights-driven brand development capabilities

As a consumer insights-driven company, AB InBev continues to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. AB InBev expects that this will allow it to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. AB InBev believes that consumer demand can be best anticipated by a close relationship between its innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Bud Light Platinum, the Rita family of products and a re-closeable 16-ounce aluminium bottle (United States), Skol Beats Senses and Brahma 0.0 (Brazil), MixxTail (Argentina and China), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

AB InBev believes that its internal excellence programs, such as its World Class Commercial Program, are a major competitive advantage. The World Class Commercial Program is an integrated marketing and sales execution program designed to continuously improve the quality of AB InBev’s sales and marketing capabilities and processes by ensuring they are fully understood by all relevant employees and consistently followed.

Strict financial discipline

World-class efficiency has been, and will remain, a long-term focus across all markets, all lines of business and under all economic circumstances. Avoiding unnecessary costs is a core competency within AB InBev’s culture. AB InBev distinguishes between “non-working” and “working” expenses, the latter having a direct impact on its consumers and its customers, and therefore on AB InBev’s sales volumes and revenues. As a result, AB InBev has implemented, and will continue to develop, programs and initiatives aimed at reducing non-working expenses. This strict financial discipline has allowed AB InBev to develop a “Cost-Connect-Win” model in which savings from reducing non-working expenses are used to fund sales and marketing investments designed to connect with AB InBev’s consumers and customers and to win by achieving long-term, profitable growth.

AB InBev has a number of group-wide cost efficiency programs in place, including:

•	Zero-Based Budgeting or ZBB: Under ZBB, budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based budgets. ZBB has been successfully introduced into all of AB InBev’s major markets, as well as its global headquarters.

•	Voyager Plant Optimization or VPO: VPO aims to bring greater efficiency and standardisation to AB InBev’s brewing operations and to generate cost savings, while at the same time improving quality, safety and the environment. VPO also entails assessment of AB InBev’s procurement processes to maximise purchasing power and to help it achieve the best results when purchasing a range of goods and services. Behavioural change towards greater efficiencies is at the core of this program, and comprehensive training modules have been established to assist AB InBev’s employees with the implementation of VPO in their daily routines.

•	Business Shared Services Centres: AB InBev has established a number of business shared services centres across its Zones which focus on transactional and support activities within the group. These centres help to standardise working practices and identify and disseminate best practices.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, AB InBev’s management (or the management of its predecessor companies) has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully integrated into AB InBev’s operations, realising significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev.

More recent examples include:

•	the combination with Anheuser-Busch in November 2008. Between 2008 and 2011, AB InBev delivered against the announced cost synergy target of USD 2.25 billion.

•	the combination with Grupo Modelo in June 2013. By the end of 2015, AB InBev had realised cost synergies of approximately USD 940 million and expect to deliver the remaining cost savings toward AB InBev’s USD 1 billion target during the first half of 2016.

•	the reacquisition of Oriental Brewery, the leading brewer in South Korea, which was completed on 1 April 2014.

•	the proposed business combination with SABMiller, which was announced on 11 November 2015. Per that announcement, AB InBev expects pre-tax cost synergies to reach a recurring annual run rate of USD 1.4 billion by the end of the fourth year following completion. Such synergies are expected to be incremental to the aggregate annual run rate cost-saving initiatives of at least USD 1.05 billion by 31 March 2020, announced by SABMiller on 9 October 2015.

AB InBev’s strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into its global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

4.2.2	Strategy

AB InBev’s strategy is based on its Dream to be “the Best Beer Company Bringing People Together For a Better World”

The guiding principle for AB InBev’s strategy is a Dream to be “the Best Beer Company Bringing People Together For a Better World.” The “Best Beer Company” element relates primarily to AB InBev’s aim of building and maintaining highly profitable operations, with leading brands and market positions wherever it chooses to operate. With AB InBev’s strong brand portfolio, AB InBev is “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping its consumers share unique experiences, AB InBev is able to achieve something together that cannot be accomplished alone. The term “Better World” articulates AB InBev’s belief that all stakeholders will benefit from good corporate citizenship, finding its expression in its work to promote responsible enjoyment of its products, protecting the environment and giving back to the communities in which AB InBev operates. AB InBev discourages consumers from excessive or underage drinking and drinking and driving. AB InBev achieves this through marketing campaigns and program initiatives including our Smart Drinking Goals, often in partnership with governments, other private sector companies and community organisations, as well as ensuring that AB InBev’s marketing is directed to legal age consumers, as outlined in AB InBev’s Responsible Marketing and Communications Code.

A clear and consistent business model is fundamental to AB InBev’s strategy

AB InBev’s business model is focused on organic growth and long-term, sustainable value creation for AB InBev’s shareholders. This is achieved through revenue growth ahead of the industry, driven by deep consumer insights and solid market execution, coupled with strong cost management and margin enhancement. This business model is supported by strict financial discipline in the generation and use of cash, including selective external growth opportunities, and is underpinned by AB InBev’s powerful Dream-People-Culture platform.

First, AB InBev aims to grow its revenue ahead of the benchmark of industry volume growth plus inflation, on a country-by-country basis.

•	AB InBev aims to grow its revenue by investing to drive strong consumer preference for its brands and continued premiumization of its brand portfolio.

•	In a rapidly changing marketplace, AB InBev focuses on a deep understanding of consumer needs and aim to achieve high levels of brand preference by delivering against those needs. AB InBev seeks to remain relevant to existing consumers, win new consumers, and secure their long-term brand loyalty.

•	AB InBev intends to further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

•	In partnership with distributors, off-trade retailers and on-trade points of sale, AB InBev seeks to build connections with its consumers at the point-of-sale by further improving the quality of the consumer’s shopping experience and consumption occasions.

•	AB InBev leverages social media platforms to reach out to existing and potential consumers and build connections with its brands. Social media is becoming increasingly important to the development of AB InBev’s brands, and has become an important platform in building connections with digitally savvy, legal drinking age consumers.

Second, AB InBev strives to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings.

•	AB InBev aims to maintain long-term cost increases at below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimization, internal and external benchmarking, as well as from its scale.

•	AB InBev aims to leverage the Global Procurement Center to generate further cost savings and build on its supplier relationships to bring new ideas and innovation to its business.

•	AB InBev’s management believes that cost management and efficiency are part of an ongoing process. AB InBev will continue to share best practices across all functions, as well as benchmark performance externally against other leading companies.

•	A combination of revenue growth ahead of the industry and inflation, a more premium brand mix, and cost increases below inflation should enable AB InBev to deliver on its commitment of long-term margin enhancement.

Finally, AB InBev will continue to exercise strict financial discipline in the generation and use of cash.

•	AB InBev has consistently generated significant operating cash flow from growth in its operating activities, tight working capital management and a disciplined approach to capital expenditure.

•	While organic growth is the focus for AB InBev’s management, external growth remains a core competency and AB InBev will continue to take advantage of opportunities as and when they arise.

•	AB InBev’s management has repeatedly demonstrated its ability to successfully integrate acquisitions and generate significant cost synergies and revenue growth opportunities.

•	In terms of long-term capital allocation, AB InBev will continue to prioritise investment in the organic growth of its business. Non-organic, external growth is a core competency and AB InBev will continue to consider suitable opportunities as and when they arise. In the absence of appropriate external growth opportunities, surplus cash flow should be returned to shareholders, with dividends providing a predictable growing flow. AB InBev intends that the Combined Group’s goal will be for dividends to grow in line with the non-cyclical nature of its business. Dividend yield, earnings pay-out and free cash flow pay-out, in comparison to other consumer products companies, will be an input to the decision on dividend payments. In light of the increased debt that would result from Completion, deleveraging will, however, remain a priority and may restrict the amount of dividends the Combined Group is able to pay. In addition, AB InBev’s optimal capital structure is a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of 2x, and around this level, the return of cash to shareholders should be comprised of both dividends and share buybacks. Net debt to EBITDA, as defined (adjusted for exceptional items), increased from 2.27x for the 12-month period ending 31 December 2014 to 2.51x for the 12-month period ending 31 December 2015, both on a reported basis. In 2015, AB InBev conducted a successful share buyback program in relation to AB InBev’s various share delivery commitments under the stock ownership plan, in which 8,200,090 ordinary shares were repurchased for a total consideration of approximately USD 1 billion. AB InBev expects its net debt to EBITDA, as defined (adjusted for exceptional items) ratio to increase meaningfully in excess of 2x upon Completion.

General factors facilitate the implementation of AB InBev’s corporate strategy

AB InBev has identified a number of other factors which it believes will facilitate the implementation of its corporate strategy:

•	a disciplined approach to innovation, aimed at invigorating the beer category and increasing its share of the beer and total alcohol markets;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure;

•	best-in-class financial discipline spread throughout the whole organisation; and

•	a strong Better World platform, which links AB InBev’s business objectives to its consumers and its social responsibility initiatives.

4.3	Principal activities and products

4.3.1	General

AB InBev produces, markets, distributes and sells a strong portfolio of well over 200 beer and malt beverage brands. AB InBev has a global footprint with a balanced exposure to developed and developing markets and production facilities spread across its Zones.

AB InBev’s production and distribution facilities and other assets are predominantly located in the same geographical areas as its consumers. AB InBev set up local production when it believes that there is substantial potential for local sales that cannot be addressed in a cost-efficient manner through exports or third-party distribution into the relevant country. Local production also helps AB InBev to reduce, although it does not eliminate, AB InBev’s exposure to currency movements.

The table below sets out the main brands AB InBev sells in the markets listed below as of 31 December 2015.

Market	Global brands	Multi-country brands	Local brands
North America
Canada	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky, Oland, Mike’s Hard Lemonade, Okanagan, Palm Bay, Stanley Park, Mill Street
United States	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Bud Light, Busch, Goose Island, Michelob Ultra, Natural Light, Shock Top, Blue Point, Busch Light, Bud Light Lime-A-Rita Family, MixxTail, Oculto, 10 Barrel, Elysian, Golden Road Four Peaks
Mexico	Budweiser, Corona, Stella Artois	-	Beer: Bud Light, Modelo Especial, Victoria, Pacifico, Negra Modelo, Modelo Ambar, Modelo Light, Barrilito, Estrella, Leon, Montejo, Tropical, Ideal, Mexicali, Day of the Dead, Tijuana
Latin America
Argentina	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Andes, Brahma, Norte, Patagonia, Quilmes, Iguana, Franziskaner, MixxTail, Lowenbrau, Pilsen, Negra Modelo Non-beer: 7UP, Pepsi, H2OH!, Mirinda, Paso de los Toros, Tropicana, Gatorade
Bolivia	Corona, Stella Artois	-	Beer: Paceña, Taquiña, Huari Non-beer: 7UP, Pepsi
Brazil	Budweiser, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol, Colorado Non-beer: Guaraná Antarctica, Pepsi
Chile	Budweiser, Corona, Stella Artois	-	Beer: Baltica, Becker, Brahma
Colombia	Budweiser, Corona, Stella Artois	-	Beer: Bogota Beer Company, Modelo Especial, Bud Light
Dominican Republic	Budweiser, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Brahma, Presidente, Bohemia, The One Non-beer: Pepsi, 7UP, Red Rock
Ecuador	Budweiser	-	Beer: Brahma, Biela
Guatemala	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Brahva, Modelo Especial, Bud Light
Paraguay	Budweiser, Corona, Stella Artois	-	Beer: Baviera, Brahma, Ouro Fino, Pilsen
Peru(1)	Budweiser, Corona, Stella Artois	-	Beer: Brahma, Lowenbrau
Uruguay	Budweiser, Corona, Stella Artois	-	Beer: Pilsen, Norteña, Patricia, Zillertal Non-beer: 7UP, Pepsi, H2OH!
Europe
Belgium	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler, Vieux Temps
France	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg
Germany	-	Beck’s	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten, Gilde, Lindener, Ratskeller

Market	Global brands	Multi-country brands	Local brands
Luxembourg	Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel
Netherlands	Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan
United Kingdom	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Mackeson, Cubanisto, Camden Town
Italy	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten
Spain	Corona, Stella Artois	Beck’s, Leffe	Beer: Franziskaner
Russia	Bud, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T, Tolstiak, Spaten, Franziskaner
Ukraine	Bud, Corona, Stella Artois,	Beck’s, Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar
Asia Pacific
China	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Harbin, Sedrin, Big Boss, Ginsber, MixxTail
South Korea	Budweiser, Corona, Stella Artois	Hoegaarden	Beer: Cass, OB

Notes:

(1)	AB InBev divested its soft drink business in Peru in July 2015.

The table below sets out AB InBev’s sales broken down by business segment for the periods shown:

	2015		2014		2013
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,603	35.8%	16,093	34.2%	16,023	37.1%
Mexico(2)	3,951	9.1%	4,619	9.8%	2,769	6.4%
Latin America North(4)	9,096	20.9%	11,269	23.9%	10,877	25.2%
Latin America South	3,458	7.9%	2,961	6.3%	3,269	7.6%
Europe(3)(4)	4,012	9.2%	4,865	10.3%	5,065	11.7%
Asia Pacific(5)	5,555	12.7%	5,040	10.7%	3,354	7.8%
Global Export & Holding Companies	1,929	4.4%	2,216	4.7%	1,839	4.2%
Total	43,604	100.0%	47,063	100.0%	43,195	100.0%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to AB InBev’s customers.

(2)	Following the combination with Grupo Modelo, AB InBev is fully consolidating Grupo Modelo in its financial reporting as of 4 June 2013 and is reporting the Grupo Modelo revenue in the reported revenue as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Spanish business is reported in the Europe zone and the Export business is reported in the Global Export & Holding Companies segment.

(3)	Effective 1 January 2014, AB InBev created a single Europe zone by combining two pre-existing Zones: Western Europe and Central & Eastern Europe.

(4)	As part of the creation of a single Europe zone, AB InBev’s interest in a joint venture in Cuba through its subsidiary Ambev was moved from the Western Europe zone to the Latin America North zone. The figures for both Zones reflect this allocation from 1 January 2014.

(5)	Following the reacquisition of Oriental Brewery, AB InBev is fully consolidating Oriental Brewery in its financial reporting as of 1 April 2014 and is reporting the Oriental Brewery revenue in the reported revenue as of that date. Oriental Brewery results are reported in the Asia Pacific zone.

The table below sets out the breakdown between AB InBev’s beer and non-beer volumes and revenue. Based on AB InBev’s actual historical financial information for these periods, AB InBev’s non-beer activities accounted for 9.6% of consolidated volumes in 2015, 10.2% of consolidated volumes in 2014 and 11.0% of consolidated volumes in 2013. In terms of revenue, AB InBev’s non-beer activities generated 6.9% of consolidated revenue in 2015, compared to 8.4% in 2014 and 9.5% in 2013 based on AB InBev’s actual historical financial information for these periods.

	Beer(1)(3)			Non-Beer(4)			Consolidated
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Volume (million hectoliters)	413	411	379	44	47	47	457	459	426
Revenue(2) (USD million)	40,595	43,116	39,080	3,009	3,947	4,115	43,604	47,063	43,195

Notes:

(1)	Beer volumes and revenue include not only brands that AB InBev owns or licenses, but also third-party brands that AB InBev brews or otherwise produces as a subcontractor and third-party products that AB InBev sells through its distribution network, particularly in Western Europe.

(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to its customers.

(3)	The beer category includes flavoured malt beverages, such as the Rita family of beverages and MixxTail.

(4)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.

4.3.2	Beer

AB InBev manages a portfolio of well over 200 brands of beer. AB InBev’s beer portfolio is divided into global brands, multi-country brands and local brands. AB InBev’s brands are the foundation and the cornerstone of AB InBev’s relationships with consumers. AB InBev invests in its brands to create a long-term and sustainable competitive advantage, by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

AB InBev’s brands are positioned across all these categories. For example, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Natural Light targets the sub-premium category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. AB InBev has a particular focus on core to premium categories, but intends to be present in the value category if the market structure in a particular country necessitates this presence.

AB InBev makes clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the core Quilmes brand in Argentina, on the core category in Brazil, on the core and premium categories in Canada, on core and premium brands in Russia and on the multi-country premium, domestic premium and core categories in China. The majority of AB InBev’s resources are directed to AB InBev’s “focus brands,” those brands that AB InBev believes have the greatest growth potential in their relevant consumer categories. In 2015, AB InBev’s focus brands accounted for 69.6% of AB InBev’s own beer volume.

Consumer preferences can change over time, especially in the face of challenging economic circumstances, such as those faced in many markets between 2008 and 2015. However, AB InBev believes it is well placed to deal with short-term trend changes from a portfolio perspective, while continuing its long-standing strategy of driving growth in the core and premium beer categories. AB InBev aims to continue with its focus brands strategy, which addresses the desire of consumers to trade up from value to core and from core to premium brands.

AB InBev’s portfolio includes three global brands with worldwide distribution:

•	Budweiser is its largest global flagship brand accounting for 11.3% of AB InBev’s total company own beer volumes in 2015. Globally, Global Budweiser volumes have grown every year since 2010, including growth of 6.9% in 2015, driven by strong growth in China and Brazil. Budweiser was a sponsor of the 2014 FIFA World Cup™ and has confirmed its sponsorship of the 2018 and 2022 FIFA World Cups™;

•	Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2015, it was ranked number six in the BrandZ™ list of most valuable beer brands worldwide. AB InBev has granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam; and

•	Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited. Stella Artois is distributed in over 90 countries worldwide and has strong global potential. Stella Artois is a premium lager with a brewing heritage dating back to 1366. AB InBev’s top three markets for Stella Artois are currently the United Kingdom, United States and Argentina. Building upon the strength of this brand in the United Kingdom, AB InBev launched Stella Artois Cidre in 2011, Stella Artois Cidre Pear in 2012 and Stella Artois Cidre Raspberry in 2014. In the United States, Stella Artois Cidre was launched in 2013.

In addition, AB InBev has three multi-country brands, including:

•	Beck’s, the world’s number one German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States;

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in AB InBev’s beer portfolio and is available in over 70 countries worldwide; and

•	Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg leading to its distinctive cloudy white appearance.

More locally, AB InBev manages numerous well-known “local champions,” which form the foundation of AB InBev’s business. The portfolio of local brands includes:

North America

•	Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League), with a six-year sponsorship agreement ending in 2016, which has been extended by six years to 2022. In the United States, its share of the premium light category is approximately 44.6%, more than the combined share of the next two largest core brands (based on IRI estimates).

•	Michelob ULTRA was rolled out nationally in the United States in 2002 and is estimated to be the number nine brand in the United States according to Beer Marketer’s Insights. Michelob ULTRA was the fastest growing beer brand in the United States in 2015, according to IRI.

Mexico

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. The brand’s fans appreciate its medium body and slight malt sweetness. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•	Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

AB InBev has granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

Latin America

•	Skol is the leading beer brand in the Brazilian market according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with entertainment initiatives such as music festivals.

•	Brahma is the second-most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2014 FIFA World Cup™.

•	Antarctica is the third-most consumed beer in Brazil according to Plato Logic Limited.

•	Quilmes is the leading beer in Argentina, according to Nielsen, and a national icon with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

Europe

•	Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Klinskoye, AB InBev’s largest brand in Russia, originated near Moscow.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

•	Chernigivske is the best-selling brand of beer in Ukraine and the sponsor of the Ukrainian national football team.

Asia Pacific

•	Harbin is a national brand with its roots in the northeast of China. Harbin is AB InBev’s largest brand in China and the 11th largest beer brand in the world according to Plato Logic.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Cass is the market leader in South Korea.

The branding and marketing of AB InBev’s global brands, Budweiser, Corona and Stella Artois, is managed centrally within the group. Multi-country brands are managed at the zone and local levels for flexibility, while AB InBev’s local brands are generally managed at a local level.

In certain markets, AB InBev also distributes products of other brewers.

Non-Alcoholic Malt Beverages

In the United States, AB InBev also produces non-alcoholic malt beverage products, including O’Doul’s, O’Doul’s Amber and related products.

AB InBev has also continued to expand its global portfolio of non-alcoholic beverages, including, for example, the launch of Hoegaarden 0.0% in Belgium for consumers who prefer non-alcoholic alternatives. In addition, in 2015, Brahma 0.0% became the number one non-alcoholic beer in Brazil, reaching 71.9% market share in the category according to AC Nielsen.

4.3.3	Near beer

Some of AB InBev’s recent innovations, which often involve other malt beverages, have stretched beyond typical beer occasions, such as the Rita family in the United States and MixxTail in China and Argentina. These innovations are designed to grow the near beer category and improve AB InBev’s market share of alcoholic beverage categories other than beer, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting liquids with higher alcohol content.

4.3.4	Non beer

While AB InBev’s core business is beer, AB InBev also has a presence in the soft drink market in Latin America through AB InBev’s subsidiary, Ambev, and in the United States through Anheuser-Busch. Soft drinks include both carbonated and non-carbonated soft drinks.

Ambev’s soft drinks business includes both its own brands, such as Guaraná Antarctica, as well as arrangements with PepsiCo related to bottling and distribution of PepsiCo brands such as Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil, Argentina, Bolivia and the Dominican Republic. For example, the Brazil agreements will expire on 31 December 2017 and are automatically extended for an additional ten-year term subject to the satisfaction of certain conditions. Ambev is also a Pepsi bottler in Uruguay.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica.

Since 2006, Anheuser-Busch has provided coordination services for the distribution of Monster Energy Company (Monster) energy drinks in portions of the United States, and certain wholly owned and independent Anheuser-Busch wholesalers have distributed the products in local markets. Additionally, Ambev sells and distributes Monster Energy drinks in Brazil pursuant to a distribution agreement executed in November 2012. In 2015 Monster entered into an investment and distribution arrangement with The Coca-Cola Company and The Coca-Cola Company became Monster’s preferred global distributor, including in the United States. As a result, during 2015 Monster terminated most of its agreements with Anheuser-Busch wholesalers relating to local distribution of Monster products in the United States, including all such agreements with Anheuser-Busch’s wholly owned wholesalers.

4.4	Main markets

AB InBev is a global brewer, with sales in over 130 countries across the globe.

The last two decades have been characterised by rapid growth in fast-growing developing markets, notably in regions in Latin America North, Latin America South and Asia Pacific, where AB InBev has significant sales. The table below sets out AB InBev’s total volumes broken down by business segment for the periods shown:

	2015		2014		2013
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	118	25.8%	121	26.4%	122	28.7%
Mexico(1)	42	9.1%	39	8.5%	22	5.3%
Latin America North(3)	123	27.0%	125	27.3%	119	28.0%
Latin America South	36	7.9%	37	8.0%	37	8.7%
Europe(2)(3)	43	9.4%	44	9.7%	47	11.2%
Asia Pacific	88	19.3%	83	18.0%	66	15.4%
Global Export & Holding Companies(4)	7	1.5%	10	2.1%	12	2.8%
Total	457	100.0%	459	100.00%	426	100.0%

Notes:

(1)	Following the combination with Grupo Modelo AB InBev is fully consolidating Grupo Modelo in its financial reporting as of 4 June 2013 and is reporting the Grupo Modelo volumes in the reported volumes as of that date. Grupo Modelo results are reported within the relevant zone where AB InBev has existing local operations. The Mexico beer and packaging businesses are reported in the Mexico zone. The remaining Export business is reported in the Global Export & Holding Companies segment.

(2)	Effective 1 January 2014, AB InBev created a single Europe zone by combining two pre-existing Zones: Western Europe and Central & Eastern Europe.

(3)	As part of the creation of a single Europe zone, AB InBev’s interest in a joint venture in Cuba through its subsidiary Ambev was moved from the Western Europe zone to the Latin America North zone. The figures for both Zones reflect this allocation from 1 January 2014.

(4)	Following the reacquisition of Oriental Brewery, AB InBev is fully consolidating Oriental Brewery in its financial reporting as of 1 April 2014 and is reporting the Oriental Brewery volumes in the reported volumes as of that date. Oriental Brewery results are reported in the Asia Pacific zone.

On an individual country basis, AB InBev’s largest markets by volume during the year ended 31 December 2015 were Argentina, Belgium, Brazil, Canada, China, the Dominican Republic, Germany, Mexico, Russia, South Korea, Ukraine, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of AB InBev’s brand portfolio, AB InBev believes it is well placed to address changing consumer needs in the various categories (premium, core and value) within a given market.

4.5	Competition

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last several decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within developing markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organisations. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has substantially increased. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

AB InBev has participated in this consolidation trend and grown its international footprint through a series of mergers and acquisitions described in Section 1.2 (History and Development of AB InBev) above which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2002;

•	the acquisition of Ambev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the Anheuser-Busch acquisition in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the reacquisition of Oriental Brewery in April 2014.

The ten largest brewers in the world in 2014 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters)(1)
1	AB InBev	411.9
2	SABMiller	291.7
3	Heineken	210.5
4	Carlsberg	129.4
5	Tsingtao (Group)	91.5
6	Molson Coors Brewing Company	63.4
7	Beijing Yanjing	53.2
8	Kirin	42.1
9	Castel BGI	30.7
10	Asahi	29.9

Notes:

(1)	Source: Plato Logic Limited report for the calendar year 2014 (published in December 2015). AB InBev volumes indicated here are Plato Logic Limited’s estimates of AB InBev’s beer-only volumes and do not include volumes of associates. AB InBev’s own beer volumes for the year ended 2014 were 408 million hectolitres and were 410 million hectolitres for the year ended 31 December 2015.

In each of AB InBev’s regional markets, AB InBev competes against a mixture of national, regional, local and imported beer brands. In many countries in Latin America, AB InBev competes mainly with local players and local beer brands. In North America, Brazil, and in other selected countries in Latin America, Europe and Asia Pacific, AB InBev competes primarily with large leading international or regional brewers and international or regional brands.

4.6	Recent events

4.6.1	Transaction-related Divestitures

4.6.1.1	MillerCoors Divestiture

On 11 November 2015, AB InBev and Molson Coors entered into the Molson Coors Purchase Agreement pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors, and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors Divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors. The MillerCoors Divestiture is conditional upon and will take effect shortly after Completion.

On 20 July 2016, the U.S. Department of Justice approved the Transaction. As part of the U.S. Department of Justice’s consent decree, AB InBev agreed to the MillerCoors Divestiture subject to the successful closing of the Transaction. The terms of the consent decree formalise prior commitments made by AB InBev’s subsidiary Anheuser-Busch Companies LLC, including that Anheuser-Busch Companies LLC (i) will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through AB InBev-controlled distributorships in the U.S., and (ii) will not terminate any wholesalers as a result of the combination with SABMiller. In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

The completion of the MillerCoors Divestiture is subject to the following closing conditions:

•	the absence of any applicable and material law or government order prohibiting the consummation of the MillerCoors Divestiture or making it illegal; and

•	Completion.

AB InBev and Molson Coors have agreed to use reasonable best efforts to consummate and make effective the MillerCoors Divestiture, including with respect to obtaining regulatory consents and approvals as described in the Molson Coors Purchase Agreement. AB InBev’s obligation to use such efforts is subject to the limitations set forth in the Co-operation Agreement, and Molson Coors’ obligation to agree to divestitures or other remedies to obtain regulatory consents and approvals is subject to certain limitations set forth in the Molson Coors Purchase Agreement.

Molson Coors has arranged committed debt financing to fund its acquisition of SABMiller’s interest in MillerCoors and the related fees and expenses. Pursuant to the Molson Coors Purchase Agreement, Molson Coors has agreed to customary covenants to obtain its financing, and AB InBev has agreed to use its reasonable best efforts to cause SABMiller to provide reasonable co-operation with Molson Coors in Molson Coors’ efforts to obtain its financing. There is no financing condition to the MillerCoors Divestiture.

The Molson Coors Purchase Agreement may be terminated by the mutual written consent of Molson Coors and AB InBev or by either party if the MillerCoors Divestiture has not closed before 11 November 2016, subject to an automatic extension for six months if all regulatory approvals necessary to consummate the MillerCoors Divestiture and the Transaction have not been obtained. The Molson Coors Purchase Agreement will automatically terminate if the Transaction has been withdrawn or has lapsed, except for certain withdrawals or lapses in connection with a change in the structure of the Transaction. In the event that the Molson Coors Purchase Agreement is terminated as a result of the Transaction having been withdrawn or lapsed as described in the Molson Coors Purchase Agreement, AB InBev has agreed to reimburse Molson Coors for certain out-of-pocket expenses incurred in connection with the MillerCoors Divestiture.

AB InBev has agreed to indemnify Molson Coors for losses arising out of (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement, (ii) all liabilities of AB InBev,

SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors Divestiture, and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). AB InBev’s indemnification obligations arising from breaches of its representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors Divestiture and are subject to a USD 5.0 million deductible and a USD 750 million cap.

AB InBev has agreed to provide certain transition services to Molson Coors, including producing certain Miller-branded products in specified countries outside the U.S. for three years and providing certain other transition services for one year following the closing of the MillerCoors Divestiture. AB InBev has also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licences to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, AB InBev and Molson Coors entered into Amendment No. 1 to the Molson Coors Purchase Agreement, pursuant to which AB InBev and Molson Coors (i) agreed to include in the MillerCoors Divestiture certain rights and assets relating to MillerCoors and SABMiller’s business operations in the U.S. that were intended to be included in the MillerCoors Divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement, (ii) clarified the process by which AB InBev and Molson Coors will seek certain third-party consents, approvals and assignments in connection with the MillerCoors Divestiture, (iii) clarified the inapplicability of certain restrictions on SABMiller’s portfolio of Miller brands outside of the U.S., and (iv) made certain acknowledgements to each other with respect to their respective pre-closing undertakings. In addition, in Amendment No. 1, Molson Coors irrevocably waived (i) its right prior to closing to require AB InBev to provide certain audited financial statements for SABMiller’s portfolio of Miller brands, subject to certain exceptions, and (ii) its right to elect not to acquire the assets primarily related to SABMiller’s portfolio of Miller brands outside the US.

On 18 May 2016, AB InBev, SABMiller and Molson Coors entered into an employee side letter which sets out certain procedures and restrictions for employee-related matters in connection with the MillerCoors Divestiture.

4.6.1.2	CR Snow Divestiture

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon and will take effect shortly after Completion.

On 29 July 2016, the Ministry of Commerce of the People’s Republic of China approved the Transaction conditional upon the CR Snow Divestiture.

4.6.1.3	European Divestitures

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon and will take effect shortly after Completion. On 24 May 2016, the European Commission approved Asahi as a suitable purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

In addition, on 29 April 2016, AB InBev announced that it had submitted an updated package of commitments to the European Commission, in line with its approach to proactively address potential regulatory considerations in the context of the Transaction. AB InBev has offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) , subject to certain third party rights, for divestiture. The divestment of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and, subject to Completion having occurred, is expected to take place after Completion.

On 24 May 2016, the European Commission approved the Transaction in Phase I of the EU merger review process conditional upon compliance with the proposed commitments described above.

4.6.1.4	Distell Divestiture

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after Completion in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

4.6.1.5	Ambev Business Exchange

On 13 May 2016, AB InBev announced that it had entered into an agreement with its subsidiary, Ambev, pursuant to which AB InBev has agreed to transfer SABMiller’s Panamanian business to Ambev, in exchange for which Ambev has agreed to transfer to AB InBev its businesses in Colombia, Peru and Ecuador. The business transfers are conditional upon and will take effect shortly after Completion.

4.6.2	Public interest commitments in South Africa

On 14 April 2016 AB InBev announced that it had entered into an agreement with the South African Government in terms of which AB InBev made commitments to contribute to South Africa (the EDD Agreement).

The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg. Please see Section 5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) of Part VIII of this Prospectus for further details on the Zenzele Scheme.

AB InBev will make available over a five-year period commencing on Completion, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR 1.0 billion for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after Completion, the New Ordinary Shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg. The goal of the partnership will be to reduce the harmful use of alcohol and promote enterprise development and it is intended that the partnership will be subject to Completion. As part of this partnership, AB InBev intends to commit to an investment of ZAR 50.0 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months, Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalise the governance and constitution of the African board.

5.	CAPITAL STRUCTURE

5.1	Share capital

At the date of this Prospectus, the issued share capital of AB InBev amounts to EUR 1,238,608,344.12 divided into 1,608,242,156 fully paid ordinary shares with voting rights with no par value and each representing a pro rata portion of the share capital.

AB InBev has no outstanding subscription rights entitling the holder to subscribe to new ordinary shares.

5.2	Securities

AB InBev’s shares can take the form of registered shares or dematerialised shares.

On 1 January 2008, bearer shares booked into a securities account were automatically converted into dematerialised shares. As from 1 January 2008, bearer shares not yet booked into a securities account have been automatically converted into dematerialised shares as from the time they were booked into a securities account. Holders of bearer shares that would not have been subject to this automatic conversion (that is, bearer shares not held in book-entry form) had to request, in accordance with the modalities provided by the Belgian law of 14 December 2005 concerning the suppression of bearer securities, at the latest by 31 December 2013, that such shares be converted into registered or dematerialised shares. In the event that the conversion of the bearer shares has not been requested by the above date, the shares have been automatically converted into dematerialised shares and recorded in AB InBev’s name, with all rights attached to such shares being suspended until their proven owner comes forward and requests that such shares be recorded in his own name. According to the Belgian law of 14 December 2005, the shares whose owner remained unknown to AB InBev were offered for sale by it on the Euronext Brussels stock exchange on 2 November 2015, in accordance with the modalities provided by the law.

All of AB InBev’s shares are fully paid-up and freely transferable.

5.3	Authorised capital

At the extraordinary shareholders’ meeting held on 30 April 2014, AB InBev’s shareholders authorised the AB InBev Board, for a period of five years from the date of publication of the changes to the articles of association decided by the shareholders’ meeting on 30 April 2014, to increase AB InBev’s share capital, in one or more transactions, by a number of shares representing no more than 3% of the total number of shares issued and outstanding on 30 April 2014 (which was 1,608,242,156). In accordance with article 603, indent 1, of the Belgian Companies Code, such increase may not result in the share capital being increased by an amount exceeding the amount of share capital on such date. As of the date of this Prospectus, the authorised capital had not been used. The authorisation will come to an end on 21 May 2019.

5.4	Information on treasury shares

On the date of this Prospectus, AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L hold 540,392 treasury shares.

6.	AB INBEV SHAREHOLDERS

6.1	Shareholding structure

Based on the latest notifications made to AB InBev and the FSMA in accordance with article 6 of the Transparency Law and in accordance with article 74 of the Takeover Law or information based on public filings with the SEC, the shareholding structure of AB InBev is as follows:

Major shareholders	Number of AB InBev’s shares held	% of the voting rights attached to AB InBev’s outstanding shares held(1)
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the Stichting)	663,074,832	41.24%
EPS Participations S.à.R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company	130,257,459	8.10%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with BRC S.à.R.L.	99,999	0.01%
Rayvax Société d’Investissement S.A., a company incorporated under Belgian law	484,794	0.03%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.44%
Stichting Fonds Baillet Latour, a stichting incorporated under Dutch law	0	0%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds Baillet Latour under Dutch law, that controls it	5,485,415	0.34%
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.	37,598,236	2.34%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement S.A., its parent company	10	<0.01%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of article 3, §2 of the Takeover Law	3,645,605	0.23%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of article 3, §2 of the Takeover Law	4,468	<0.01%

Notes:

(1)	The percentages mentioned in the above table are based on the last notification made by the shareholders referred to in the table and take into account the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries as at such date.

The entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, 13° of the Transparency Law and (ii) the eleventh and twelfth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Takeover Law) and hold, in the aggregate, 847,648,483 of AB InBev Shares, representing 52.72% of the voting rights attached to AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. Pursuant to AB InBev’s articles of association, shareholders are required to notify AB InBev as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

6.2	Reference Shareholder

AB InBev Reference Shareholder is the largest shareholder with a controlling interest in AB InBev, and is a foundation organised under the laws of the Netherlands which represents an important part of the interests of the founding families of Interbrew (mainly represented by EPS SA/EPS Participations) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

Based on the latest notifications made to AB InBev and the FSMA in accordance with article 6 of the Transparency Law and in accordance with article 74 of the Takeover Law or information based on public filings with the SEC, the AB InBev Reference Shareholder owned 663,074,832 of AB InBev’s shares, which represented a 41.24% voting interest based on the number of AB InBev’s shares outstanding as of 30 June 2016 excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. The AB InBev Reference Shareholder and certain other entities acting in concert (within the meaning of article 3, 13° of the Transparency Law and/or within the meaning of article 3, §2 of the Takeover Law) with it (See Section 6.3 (Shareholders’ arrangements) below) held, in the aggregate,

52.72% of AB InBev’s shares based on the number of AB InBev’s shares outstanding on 30 June 2016 excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. As of 31 December 2015, BRC held 331,537,416 class B stichting certificates (indirectly representing 20.64% of AB InBev’s shares), EPS SA held 1 class A stichting certificate and EPS Participations held 331,537,415 class A stichting certificates (together indirectly representing 20.64% of AB InBev’s shares). The AB InBev Reference Shareholder is governed by its bylaws and its conditions of administration.

6.3	Shareholders’ arrangements

6.3.1	Shareholders’ agreement with the AB InBev Reference Shareholder

In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS SA, Rayvax and the AB InBev Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS SA to hold their interests in AB InBev through the AB InBev Reference Shareholder (except for approximately 130 million AB InBev Shares held directly or indirectly by EPS SA and approximately 37 million AB InBev Shares held directly by BRC as of 31 December 2015). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS SA contributed to EPS Participations its certificates in the AB InBev Reference Shareholder and the ordinary shares it held in AB InBev except for 100,000 ordinary shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS SA, Rayvax and the AB InBev Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the AB InBev Reference Shareholder, EPS SA, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement (the “2014 Shareholders’ Agreement”) that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the AB InBev Reference Shareholder, as well as (i) the transfer of the AB InBev Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the AB InBev Shares and the circumstances in which the AB InBev Shares held by the AB InBev Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS SA and EPS Participations. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in the paragraphs below shall be construed as including and referring to Newbelco.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS SA/EPS Participations to transfer their AB InBev Reference Shareholder certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS SA/EPS Participations jointly and equally exercise control over the AB InBev Reference Shareholder and the AB InBev Shares held by the AB InBev Reference Shareholder. The AB InBev Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS SA/EPS Participations have the right to appoint four directors to the AB InBev Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight AB InBev Reference Shareholder directors must be present or represented in order to constitute a quorum of the AB InBev Reference Shareholder board, and any action to be taken by the AB InBev Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS SA/EPS Participations. Subject to certain exceptions, all decisions of the AB InBev Reference Shareholder with respect to the AB InBev Shares it holds, including how such shares will be voted at AB InBev shareholders’ meetings, will be made by the AB InBev Reference Shareholder board of directors.

The 2016 Shareholders’ Agreement requires the AB InBev Reference Shareholder board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the AB InBev Shares held by the AB InBev Reference Shareholder are to be voted. In addition, if Completion occurs by 31 December 2017, then, following Completion, prior to each meeting of the Newbelco Board at which certain key matters are considered, the AB InBev Reference Shareholder board of directors will meet to determine how the eight members of the Newbelco Board nominated exclusively by BRC and EPS SA/EPS Participations should vote.

The 2016 Shareholders’ Agreement requires EPS SA, EPS Participations, BRC and Rayvax, as well as any holder of certificates issued by the AB InBev Reference Shareholder, to vote their AB InBev Shares in the same manner as the AB InBev Shares held by the AB InBev Reference Shareholder. The parties agree to effect any free transfers of their AB InBev

Shares in an orderly manner of disposal that does not disrupt the market for AB InBev Shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS SA, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to Completion, the AB InBev Reference Shareholder board of directors nominates and proposes to AB InBev’s shareholders’ meeting eight candidates for appointment to AB InBev’s board of directors, amongst which each of BRC and EPS SA/EPS Participations has the right to nominate four candidates. In addition, the AB InBev Reference Shareholder board of directors proposes to AB InBev shareholders’ meetings three to six candidates for appointment to AB InBev’s board who are independent of AB InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders Agreement) shall remain applicable if the Transaction does not complete by 31 December 2017.

Pursuant to the 2016 Shareholders’ Agreement, if Completion occurs by 31 December 2017, the AB InBev Reference Shareholder board of directors will, following Completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to the Newbelco Board (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and EPS SA/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the AB InBev Reference Shareholder board of directors. The chairman of the Newbelco Board will be required not to be directly or indirectly related to EPS SA or BRC.

Subject to Completion by 31 December 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. If the Transaction does not complete prior to 31 December 2017, the initial term of the 2016 Shareholders’ Agreement will remain 27 August 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

6.3.2	Voting agreement between the AB InBev Reference Shareholder and the foundations

In addition, the AB InBev Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any of AB InBev’s shareholders’ meetings to decide how they will exercise the voting rights attached to AB InBev Shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of AB InBev’s shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the AB InBev Reference Shareholder. This agreement was most recently extended to 1 November 2034. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in this paragraph shall be construed as including and referring to Newbelco.

7.	SHAREHOLDING OF AB INBEV IN NEWBELCO

At the date of this Prospectus, neither AB InBev, any affiliated party nor any person acting in concert with AB InBev owns any shares or other securities in Newbelco, except for the 1 Incorporation Share owned by Phidias Management SA, a wholly owned subsidiary of Intertrust, in Newbelco.

See Section 9 (Persons acting in concert with AB InBev) below with respect to the persons acting in concert with AB InBev.

8.	MANAGEMENT STRUCTURE

8.1	Overview

AB InBev’s management structure is a “one-tier” governance structure comprised of the AB InBev Board, a Chief Executive Officer responsible for AB InBev’s day-to-day management and an executive board of management chaired by AB InBev’s Chief Executive Officer. The AB InBev Board is assisted by five main committees: the Audit Committee, the Finance Committee, the Remuneration Committee, the Nomination Committee and, as of March 2015, the Strategy Committee.

8.2	Board of directors

8.2.1	Powers and responsibilities of the AB InBev Board

The role and responsibilities of the AB InBev Board and its composition, structure and organisation are described in detail in AB InBev’s corporate governance charter, which is available on AB InBev’s website: http://www.ab-inbev.com/corporate-governance/charter.html.

8.2.2	Structure and composition of the AB InBev Board

8.2.2.1	General

The AB InBev Board may be composed of a maximum of 14 members. There are currently 14 directors, all of whom are non-executives.

Pursuant to a shareholders’ agreement in which certain of AB InBev’s key shareholders agree to hold certain of their interests in AB InBev through the AB InBev Reference Shareholder, the holders of the class A stichting certificates and the holders of the class B stichting certificates each have the right to nominate four of AB InBev’s directors. The stichting board of directors (which consists of eight directors, four of whom are appointed by the holders of the class A certificates and four of whom are appointed by the holders of the class B certificates) may nominate three to six directors to the AB InBev Board who are independent of shareholders, based on recommendations of AB InBev’s Nomination Committee.

As a consequence, the AB InBev Board is currently composed of four members nominated by EPS SA (which represents Interbrew’s founding Belgian families and holds the class A stichting certificates), four members nominated by BRC (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B stichting certificates), two non-executive directors who were appointed in accordance with the terms of the combination with Grupo Modelo and four independent directors. The independent directors are recommended by AB InBev’s Nomination Committee, nominated by the AB InBev Reference Shareholder board and subsequently elected at AB InBev’s shareholders’ meeting (at which the AB InBev Reference Shareholder, together with its related parties, has the majority of the votes). Directors are appointed for a maximum term of four years. The upper age limit for the directors is 70, although exceptions can be made in special circumstances.

The appointment and renewal of all of AB InBev’s directors is based on a recommendation of the Nomination Committee, and is subject to approval by AB InBev’s shareholders’ meeting.

The AB InBev Board is AB InBev’s ultimate decision-making body, except for the powers reserved to AB InBev’s shareholders’ meeting by law, or as specified in the articles of association.

The AB InBev Board meets as frequently as AB InBev’s interests require. In addition, special meetings of the AB InBev Board may be called and held at any time upon the call of either the chairman of the AB InBev Board or at least two directors. AB InBev Board meetings are based on a detailed agenda specifying the topics for decision and those for information. AB InBev Board decisions are made by a simple majority of the votes cast.

The composition of the AB InBev Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
María Asuncion Aramburuzabala	Director	Non-executive	2014	2018
Alexandre Behring	Director	Non-executive, nominated by the holders of class B stichting certificates	2014	2018
M. Michele Burns	Independent Director	Non-executive	2015	2019
Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A stichting certificates	2011	2019
Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A stichting certificates	2008	2019
Valentín Diez Morodo	Director	Non-executive	2014	2018
Olivier Goudet	Independent director, Chairman of the AB InBev Board	Non-executive	2011	2019
Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B stichting certificates	2014	2018
Kasper Rorsted	Independent Director	Non-executive	2015	2019
Elio Leoni Sceti	Independent director	Non-executive	2014	2018
Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B stichting certificates	2004	2018
Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A stichting certificates	2007	2018
Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B stichting certificates	2004	2018
Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A stichting certificates	1992	2018

The mandates of Paul Cornet de Ways Ruart, Stéfan Descheemaeker, Olivier Goudet, Kees Storm and Mark Winkelman came to an end immediately after the annual shareholders’ meeting held on 29 April 2015. The annual shareholders’ meeting acknowledged the end of the mandates of Kees Storm and Mark Winkelman and renewed the mandates of Paul Cornet de Ways Ruart, Olivier Goudet and Stéfan Descheemaeker for a term of four years. The annual shareholders’ meeting appointed M. Michele Burns and Kasper Rorsted as new independent directors for a term of four years. Olivier Goudet succeeded to Kees Storm as Chairman of the AB InBev Board. No mandates came to an end at the annual shareholders’ meeting held on 27 April 2016.

The business address for all of AB InBev’s directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the AB InBev Board has any conflicts of interest within the meaning of the Belgian Companies Code between any duties he/she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive AB InBev Board member. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors, and is currently on the Boards of Consejo Mexicano de Negocios, Médica Sur, Fresnillio plc and Calidad de Vida, Progreso y Desarrollo para la Ciudad de México, and is an Advisory Board member of ITAM School of Business.

Mr. Behring is a representative of the main shareholders (nominated by BRC, the holder of the class B stichting certificates). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger

King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

Ms. Burns is an independent AB InBev Board member. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee and Cisco Systems, as well as two private companies, Etsy and Circle Online Financial. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by EPS SA, the holder of the class A stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the board of directors of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by EPS SA, the holder of the class A stichting certificates). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Food, a leader in the European frozen food sector. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined the AB InBev Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Diez Morodo is a non-executive, non-independent AB InBev Board member. Born in 1940, he is a citizen of Mexico. He holds a degree in Business Administration from the Universidad Iberoamericana and participated in postgraduate courses at the University of Michigan. He is currently President of Grupo Nevadi Internacional, Chairman of the Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología, AC (COMCE) and Chairman of that organisation’s Mexico-Spain Bilateral Committee. He is Vice President of Kimberly Clark de México and a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors. He is a member of the board of directors of Grupo Aeroméxico, Grupo Financiero Banamex, Grupo KUO, Grupo Dine, Mexichem, Zara México, Telefónica Móviles México, Bodegas Vega Sicilia, Banco Nacional de Comercio Exterior, S.N.C. (Bancomext), ProMexico and the Instituto de Empresa, Madrid. He is member of the Consejo Mexicano de Negocios and Chairman of the Instituto Mexicano para la Competitividad, IMCO. He is Chairman of the Assembly of Associates of the Universidad Iberoamericana, and Founder and Chairman of the Diez Morodo Foundation, which encourages social, sporting, educational and philanthropic causes. Mr. Diez Morodo is also a member of the Board of the Museo Nacional de las Artes, MUNAL in Mexico and member of the International Trustees of the Museo del Prado in Madrid, Spain.

Mr. Goudet is an independent AB InBev Board member. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including CFO. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play coffee and tea company; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company and of Caribou Einstein, a premium coffee and bagel restaurant chain; a Board member of Coty Inc., a global leader in beauty; a Board member of Espresso House Baresso, the largest branded coffee shop chains in Scandinavia; and a Board member of Jimmy Choo PLC, a luxury leather goods company.

Mr. Lemann is a representative of the main shareholders (nominated by BRC, the holder of the class B stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Rorsted is an independent AB InBev Board member. Born in 1962, he is a Danish citizen and graduated from the International Business School in Copenhagen. Since April 2008, Mr. Rorsted has been Chief Executive Officer of Henkel AG & Company, KgaA, a fast-moving consumer goods company which operates brands in laundry and home care, beauty care and adhesive technologies. In January 2016, it was announced that adidas AG, a German sportswear company, had appointed Mr. Rorsted to its executive board, effective 1 August 2016, and as its chief executive officer, effective 1 October 2016, at which time Mr. Rorsted will stand down as Chief Executive Officer of Henkel. Prior to joining Henkel, Mr. Rorsted has held senior leadership roles at Oracle Corporation, Compaq Computer Corporation and Hewlett-Packard Company. Mr. Rorsted is also a Board member of Bertelsmann SE & Co., KGA and Danfoss A/S in Denmark.

Mr. Leoni Sceti is an independent AB InBev Board member. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods, of which Mr Leoni Sceti remains a Board director. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Leoni Sceti is a private early investor in Media & Tech, the Chairman of London based LSG holdings and a Counsellor at One Young World.

Mr. Sicupira is a representative of the main shareholders (nominated by BRC, the holder of the class B stichting certificates). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the board of directors of Burger King Worldwide Holdings and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians.

Mr. de Spoelberch is a representative of the main shareholders (nominated by EPS SA, the holder of the class A stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as EPS SA, Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Telles is a representative of the main shareholders (nominated by BRC, the holder of the class B stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the board of directors of Ambev since 2000. He served as member of the board of directors of H.J. Heinz Company and now serves as member of the board of directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organisation that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organisation that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by EPS SA, the holder of the class A stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and Jacobs Douwe Egberts (JDE). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organisation DKMS, the largest bone marrow donor center in the world.

8.2.2.2	Chairman

Mr. Goudet, an independent AB InBev Board member, is the chairman of the AB InBev Board.

8.2.2.3	Independent directors

Independent directors on the AB InBev Board are required to meet the following requirements of independence pursuant to AB InBev’s current Corporate Governance Charter. Such requirements are derived from but not fully identical to the requirements of Belgian company law (when legally required, AB InBev shall apply the criteria of independence provided by Belgian company law). Based on the provisions of the Belgian Corporate Governance Code of March 2009 and the Belgian Companies Code, the requirements of independence contained in AB InBev’s Corporate Governance Charter are the following:

•	the director is not an executive or managing director of AB InBev or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the AB InBev Board, or for a total term of more than 12 years;

•	the director is not an employee of AB InBev or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from AB InBev or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•	the director does not have or has not had within the financial reported year a significant business relationship with AB InBev or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of AB InBev’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the AB InBev Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the AB InBev Board considers that his independence as a director is preserved.

Independent directors on the AB InBev Board who serve on AB InBev’s Audit Committee are also required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

8.2.2.4	AB InBev Board committees

The AB InBev Board is assisted by five committees: the Audit Committee, the Finance Committee, the Remuneration Committee, the Nomination Committee and, as of March 2015, the Strategy Committee.

In addition, further to the agreement that has been reached on the terms of the proposed business combination between AB InBev and SABMiller, the AB InBev Board set up a temporary ad hoc Convergence Committee in November 2015.

The existence of the Committees does not affect the responsibility of the AB InBev Board. The AB InBev Board committees meet to prepare matters for consideration by the AB InBev Board. By exception to this principle, (i) the Remuneration Committee may make decisions on individual compensation packages, other than with respect to AB InBev’s Chief Executive Officer and AB InBev’s executive board of management (which are submitted to the AB InBev Board for approval) and on performance against targets and (ii) the Finance Committee may make decisions on matters specifically delegated to it under AB InBev’s Corporate Governance Charter, in each case without having to refer to an additional AB InBev Board decision. Each of AB InBev’s Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for a valid quorum and decisions are taken by a majority of members present.

(i)	Audit committee

The Audit Committee consists of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members are appointed by the AB InBev Board from among the non-executive directors. The Chairman of the Audit Committee is not the Chairman of the AB InBev Board. The Chief Executive Officer, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer are invited to the meetings of the Audit Committee, unless the Chairman or a majority of the members decide to meet in closed session.

The current members of the Audit Committee are M. Michele Burns (Chairman), Olivier Goudet and Kasper Rorsted. Each member of the Audit Committee is an independent director according to AB InBev’s Corporate Governance Charter and under Rule 10A-3 under the Exchange Act.

The AB InBev Board has determined that M. Michele Burns and Olivier Goudet are each “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act.

The Audit Committee assists the AB InBev Board in its responsibility for oversight of (i) the integrity of AB InBev’s financial statements, (ii) AB InBev’s compliance with legal and regulatory requirements and environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and AB InBev’s internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of AB InBev’s employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the statutory auditor. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve AB InBev’s control processes.

The Audit Committee holds as many meetings as necessary with a minimum of four per year. The Committee holds the majority of its physical meetings each year in Belgium. Paul Cornet attends Audit Committee meetings as a non-voting observer.

(ii)	Finance committee

The Finance Committee consists of at least three, but no more than six, members appointed by the AB InBev Board. The AB InBev Board appoints a Chairman and, if deemed appropriate, a Vice-Chairman from among the Finance Committee members. The Chief Executive Officer and the Chief Financial and Technology Officer are invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Alexandre Van Damme (Chairman), Stéfan Descheemaeker, Paulo Alberto Lemann, Alexandre Behring and M. Michele Burns.

The Corporate Governance Charter requires the Finance Committee to meet at least four times a year and as often as deemed necessary by its Chairman or at least two of its members. The Committee holds the majority of its physical meetings each year in Belgium.

The Finance Committee assists the AB InBev Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

(iii)	Remuneration committee

The Remuneration Committee consists of three members appointed by the AB InBev Board, all of whom will be non-executive directors. The Chairman of the Committee will be a representative of the controlling shareholders and the other two members will meet the requirements of independence as established in AB InBev’s Corporate Governance Charter and by the Belgian Companies Law. The Chairman of AB InBev’s Remuneration Committee would not be considered independent under NYSE rules, and therefore AB InBev’s Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chairman), Olivier Goudet and Elio Leoni Sceti.

The Committee meets at least four times a year, and more often if required, and can be convoked by its Chairman or at the request of at least two of its members. The Committee holds the majority of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role is to guide the AB InBev Board with respect to all its decisions relating to the remuneration policies for the AB InBev Board, the Chief Executive Officer and the executive board of management and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the executive board of management are incentivised to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of AB InBev’s company’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders. In certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date.

(iv)	Nomination committee

The Nomination Committee consists of five members appointed by the AB InBev Board. The five members include the Chairman of the AB InBev Board and the Chairman of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of AB InBev’s Nomination Committee would not be considered independent under NYSE rules, and therefore AB InBev’s Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer, the Chief People Officer and the Chief Legal and Corporate Affairs Officer are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Marcel Herrmann Telles (Chairman), Carlos Alberto Sicupira, Grégoire de Spoelberch, Olivier Goudet and Alexandre Van Damme.

The Nomination Committee’s principal role is to guide the AB InBev Board succession process. The Committee identifies persons qualified to become AB InBev Board members and recommends director candidates for nomination by the AB InBev Board and election at the shareholders’ meeting. The Committee also guides the AB InBev Board with respect to all its decisions relating to the appointment and retention of key talent within AB InBev’s company.

(v)	Strategy Committee

The Strategy Committee consists of three members, two of which are appointed by the AB InBev Board. The Chairman of the AB InBev Board is the third member. The Chairman of the Strategy Committee is a representative of the controlling shareholders. The Chief Executive Officer and the Chief Financial and Technology Officer are invited ex officio to the Committee meetings unless specifically decided otherwise.

The current members of the Strategy Committee are Alexandre Van Damme (Chairman), Olivier Goudet and Marcel Herrmann Telles.

The Strategy Committee assists the AB InBev Board in providing strategic direction in the areas of corporate strategy, external growth, organic growth, divestments and new business opportunities. It identifies critical strategic issues facing the AB InBev Group and/or the industry, as well as major risks for the long-term sustainable development of the company’s business, and analyzes alternative strategic options.

(vi)	Convergence Committee

The Convergence Committee is not a formal AB InBev Board committee and should be considered as a temporary mixed (comprised of both AB InBev Board and executive membership) taskforce that will monitor the progress of the completion of the proposed business combination between AB InBev and SABMiller and the subsequent integration. It is to be dissolved once the integration of both companies is deemed completed.

The Committee is composed of Alexandre Van Damme, Marcel Telles, Carlos Brito, David Almeida and Sabine Chalmers.

8.3	Executive management

8.3.1	Role and responsibilities, composition, structure and organisation

AB InBev’s Chief Executive Officer is responsible for AB InBev’s day-to-day management. He has direct responsibility for AB InBev’s operations and oversees the organisation and efficient day-to-day management of AB InBev’s subsidiaries, affiliates and joint ventures. AB InBev’s Chief Executive Officer is responsible for the execution and management of the outcome of all of the AB InBev Board decisions.

He is appointed and removed by the AB InBev Board and reports directly to it.

AB InBev’s Chief Executive Officer leads an executive board of management comprised of the Chief Executive Officer, ten global functional heads and six zone presidents.

Effective 1 January 2015, João Castro Neves became Zone President North America, following his previous role as Zone President Latin America North and CEO of Ambev. Effective 1 January 2015, Bernardo Pinto Paiva became Zone President Latin America North and CEO of Ambev, following his previous role as AB InBev’s Chief Sales Officer. Effective 1 January 2015, Luiz Fernando Edmond became AB InBev’s Chief Sales Officer, following his previous role as Zone President North America.

Effective 10 February 2015, Pedro Earp joined AB InBev’s executive board of management as Chief Disruptive Growth Officer, a newly created role within AB InBev’s executive board of management dedicated to accelerating new business development opportunities. In this role Pedro Earp will step up AB InBev’s initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

Effective 1 September 2015, Jo Van Biesbroeck, Chief Strategy Officer and leader of AB InBev International, retired.

Effective 1 December 2015, David Almeida was appointed as Chief Integration Officer in light of the proposed Transaction. The role was created to lead the integration planning and follow-up during the first years of the SABMiller business integration once the transaction closes. Prior to closing, the role will ensure that any integration planning activities are conducted in compliance will all antitrust laws and clean team protocols. Most recently David Almeida has served as Vice President, U.S. Sales, a role he took on in 2011.

The other members of the executive board of management work with AB InBev’s Chief Executive Officer to enable AB InBev’s Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of AB InBev’s executive board of management is 65, unless their employment contract provides otherwise.

AB InBev’s executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
David Almeida	Chief Integration Officer
Claudio Braz Ferro	Chief Supply Integration Officer
Sabine Chalmers	Chief Legal and Corporate Affairs Officer
Felipe Dutra	Chief Financial and Technology Officer
Pedro Earp	Chief Disruptive Growth Officer
Luiz Fernando Edmond	Chief Sales Officer
Claudio Garcia	Chief People Officer
Peter Kraemer	Chief Supply Officer
Tony Milikin	Chief Procurement Officer
Miguel Patricio	Chief Marketing Officer
Michel Doukeris	Zone President Asia Pacific
Stuart MacFarlane	Zone President Europe
Marcio Froes	Zone President Latin America South
Bernardo Pinto Paiva	Zone President Latin America North
João Castro Neves	Zone President North America
Ricardo Tadeu	Zone President Mexico

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

8.3.2	General information on the members of the executive board of management

David Almeida is AB InBev’s Chief Integration Officer. Born in 1976, David is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Vice President, U.S. Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organisation. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Claudio Braz Ferro is AB InBev’s Chief Supply Integration Officer. Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa María, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organisation when Brahma and Antarctica combined to form Ambev in 2000. He was appointed AB InBev’s Chief Supply Officer in January 2007.

Carlos Brito is AB InBev’s Chief Executive Officer. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

João Castro Neves is AB InBev’s Zone President North America. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on the role of Zone President Latin America North and CEO of Ambev in January 2009 and was appointed Zone President North America effective 1 January 2015. He is also a member of the Board of Directors of Ambev.

Sabine Chalmers is AB InBev’s Chief Legal and Corporate Affairs Officer and Secretary to the Board. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined AB InBev in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specialising in mergers and acquisitions. Ms. Chalmers is a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defense and education fund dedicated to advancing the rights of women and girls.

Michel Doukeris is AB InBev’s Zone President Asia Pacific. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined the company in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President, Asia Pacific, a position he has held since January 2013.

Felipe Dutra is AB InBev’s Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became AB InBev’s Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Pedro Earp is AB InBev’s Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined us in 2000 as a Global Management Trainee in AB InBev’s Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to AB InBev’s Global Headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed VP, Strategic Planning in Canada in 2006, Global VP, Insights and Innovation in 2007, Global VP, M&A in 2009 and VP, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer in February 2015.

Luiz Fernando Edmond is AB InBev’s Chief Sales Officer. Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President Latin America North and Ambev’s Chief Executive Officer in January 2005 and held the position of Zone President North America from November 2008 to December 2014. He was also a member of the board of directors of Ambev until December 2014. Effective 1 January 2015 he became AB InBev’s Chief Sales Officer.

Marcio Froes is AB InBev’s Zone President, Latin America South. Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President, People for AB InBev’s Canadian business in 2006. In Canada, he also served as Vice President, Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President, Latin America South in January 2014.

Claudio Garcia is AB InBev’s Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally,

Mr. Garcia was appointed Chief People Officer in 2014 focusing on AB InBev’s People organisation globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

Peter Kraemer is AB InBev’s Chief Supply Officer. Born in 1965, he is a U.S. Citizen. A fifth-generation Brewmaster and a native of St. Louis, Peter holds a Master’s degree in Business Administration from St. Louis University and a Bachelor’s degree in Chemical Engineering from Purdue University. He joined AB InBev 27 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Peter became VP, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Stuart MacFarlane is AB InBev’s Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined the company in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for AB InBev’s company’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and in January 2012, became AB InBev’s Zone President, Central & Eastern Europe. In January 2014, he was appointed as Zone President Europe, to lead AB InBev’s new single European zone.

Tony Milikin is AB InBev’s Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined us in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Miguel Patricio is AB InBev’s Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became AB InBev’s Chief Marketing Officer in July 2012.

Bernardo Pinto Paiva is AB InBev’s Zone President, Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at the company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu is AB InBev’s Zone President Mexico and Chief Executive Officer of Grupo Modelo. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for AB InBev’s operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

9.	PERSONS ACTING IN CONCERT WITH AB INBEV

In connection with the Belgian Offer, the following persons are or may be considered as acting in concert within the meaning of article 3, §1, 5° of the Takeover Law: (i) the AB InBev Reference Shareholder, EPS/EPS Participations and BRC, (ii) Altria and BEVCO, (iii) the SABMiller Directors, and (iv) Newbelco and Intertrust.

(i)	AB InBev Reference Shareholder, EPS Participations and BRC

On 11 November 2015, AB InBev and SABMiller received irrevocable undertakings from each of the AB InBev Reference Shareholder, EPS Participations and BRC, who as at 30 June 2016 collectively held the voting rights in respect of approximately 51.68% of the issued share capital of AB InBev, to vote in favour of such shareholder resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger. The irrevocable undertakings from EPS Participations and BRC do not prevent them from disposing of their voting rights in AB InBev. As at 30 June 2016, EPS Participations and BRC collectively held the voting rights in respect of approximately 10.44% of AB InBev’s issued share capital.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding: (a) 18 months from the date of the Rule 2.7 Announcement (or such later date as may be agreed by the AB InBev Reference Shareholder, EPS Participations or BRC (as applicable)), (b) on the date on which the UK Scheme lapses or is withdrawn in accordance with its terms and no new, revised or replacement UK Scheme has been announced in its place or at the same time, (c) fourteen days following the date of the successful implementation of the Transaction in accordance with its terms, (d) if the Newbelco Resolutions to (i) adopt the Newbelco Articles or (ii) appoint the Newbelco Board are not passed, or (e) if the Newbelco Resolutions described in item (d) are revoked or amended prior to the UK Scheme becoming Effective.

(ii)	Altria and BEVCO

AB InBev has also received irrevocable undertakings from Altria and BEVCO and a supplemental irrevocable undertaking from BEVCO, the largest shareholders in SABMiller, to vote in favour of the SABMiller Resolution, proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.38% of SABMiller’s issued share capital at close of business on 30 June 2016.

Altria

On 11 November 2015, AB InBev entered into the Altria Irrevocable with Altria, pursuant to which Altria has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares.

Pursuant to the terms of the Altria Irrevocable, Altria is permitted to pledge its holding of SABMiller Shares in the period prior to Completion provided that the relevant pledgee (meaning, the beneficiary of a pledge) provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and Altria dated 11 November 2015, entered into in connection with the Altria Irrevocable, AB InBev has given its prior consent to Altria creating pledges (at any time and from time to time prior to the fifth anniversary of Completion) over any Restricted Newbelco Shares held by Altria after Completion, such consent being binding on Newbelco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

-	18 months from the date of the Altria Irrevocable (or such later date as may be agreed by Altria);

-	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced at the same time;

-	if the UK Scheme is withdrawn or lapses in accordance with its terms and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced in its place or at the same time;

-	if the Newbelco Resolution to adopt the Newbelco Articles with effect from the closing of the Belgian Offer is not passed, or is amended or revoked prior to the UK Scheme becoming Effective;

-	if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

-	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

-	on written notice from Altria, if: (i) changes are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11, 12 and 14 of the Rule 2.7 Announcement and Appendix 6 of the Rule 2.7 Announcement or Schedule 3 of the Co-operation Agreement), or (ii) AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the UK City Code with respect to the Transaction, in each case other than with the consent of Altria and which would be reasonably expected to have certain material adverse effects on Altria; or

-	on written notice from Altria, if AB InBev fails to deliver six business days prior to the UK Scheme Court Meeting and SABMiller General Meeting the certification it is required to deliver on such dates pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with the last two paragraphs above, Altria is required to vote against the UK Scheme and the SABMiller Resolution in respect of its entire beneficial holding of SABMiller Shares. As a result of Altria’s holding of SABMiller Shares, this requirement would be expected to result in the UK Scheme not becoming Effective.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and Altria has consented to such election, the provisions of the Altria Irrevocable will apply to such UK Offer mutatis mutandis.

On 25 July 2016, Altria and AB InBev entered into a deed confirming Altria’s consent and agreement to (i) the increase in the amount of the Cash Consideration, (ii) the cash element of the Partial Share Alternative, and (iii) the Altria Irrevocable remaining in full force and effect.

BEVCO

On 11 November 2015, AB InBev entered into the BEVCO Irrevocable with BEVCO, pursuant to which BEVCO has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares.

BEVCO had 83,288,000 SABMiller Shares pledged as at the date of the BEVCO Irrevocable. Pursuant to the terms of the BEVCO Irrevocable, BEVCO is permitted to pledge additional SABMiller Shares in the period prior to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and BEVCO dated 11 November 2015, entered into in connection with the BEVCO Irrevocable, AB InBev has given its prior consent to BEVCO or any of its Affiliates creating pledges over any Restricted Newbelco Shares held by BEVCO or any of its Affiliates from closing of the Belgian Offer, such consent being binding on Newbelco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

-	in respect of the Pledged Shares (as defined in the BEVCO Irrevocable) and in relation to certain undertakings in the BEVCO Irrevocable only, in the event of a foreclosure event;

-	if the UK Scheme does not become Effective by the date falling eighteen months from the date of the BEVCO Irrevocable (or such later date as may be agreed by BEVCO);

-	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced at the same time);

-	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced in its place or at the same time);

-	on written notice from BEVCO, if the Altria Irrevocable:

-	lapses in accordance with its terms; or

-	is varied or waived such that (in aggregate) there are commitments in force from or on behalf of holders of SABMiller Shares or Initial Newbelco Shares (excluding BEVCO’s holding of SABMiller Shares or Initial Newbelco Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller Shares;

-

on written notice from BEVCO, if a relevant change to the structure of the Transaction (as set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Rule 2.7 Announcement and Schedule 3 of the Co-operation Agreement) is publicly announced or published in any Transaction Document (as defined in the BEVCO Irrevocable) and BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from relevant Secured Parties (as defined in the BEVCO Irrevocable)) confirming that there has been or that it is expected there would be a Material

Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change (any such change to the structure of the Transaction, whether or not required by applicable law, regulation or any applicable regulatory authority, being a Relevant Structure Change) and the Relevant Structure Change is not required by applicable law, regulation (including the UK City Code) or any applicable regulatory authority (including the UK Panel or the FSMA); or

-	on written notice from BEVCO, if a Relevant Structure Change is required by applicable law, regulation (including the UK City Code) or any applicable regulatory authority (including the UK Panel or the FSMA)), provided that (other than in respect of the Current Pledged Shares (as defined in the BEVCO Irrevocable)), the obligation to elect for the Partial Share Alternative (and certain other obligations, but not the undertaking to vote in favour of the SABMiller Resolution) will remain binding.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the BEVCO Irrevocable will apply to such UK Offer mutatis mutandis.

On 26 July 2016, BEVCO and AB InBev entered into a deed confirming BEVCO’s consent and agreement to (i) the increase in the amount of the Cash Consideration, (ii) the cash element of the Partial Share Alternative, and (iii) the BEVCO Irrevocable remaining in full force and effect.

On 5 August 2016, AB InBev entered into a supplemental irrevocable undertaking with BEVCO (the BEVCO Supplemental Irrevocable) pursuant to which, in respect of the undertakings in the BEVCO Irrevocable that will cease to be binding upon the occurrence of an event entitling Deutsche Bank to take an Enforcement Action (as defined below), equivalent undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares (as defined below) covering the period from the occurrence of an event entitling Deutsche Bank to take an Enforcement Action (as defined below) until the occurrence of an Enforcement Action (as defined below). The undertakings and obligations contained in the BEVCO Irrevocable remain in full force and effect.

The BEVCO Supplemental Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

-	if the BEVCO Irrevocable lapses or ceases to be effective in accordance with its terms; ·

-	in respect of the Existing Deutsche Bank Pledged Shares (as defined below), if there is an Applicable Structure Change (as defined below); or

-	in respect of the Further Deutsche Bank Pledged Shares (as defined below) and in relation to the undertaking to vote in favour of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change.

Deutsche Bank

As at 11 November 2015, BEVCO had pledged 18,000,000 SABMiller Shares to Deutsche Bank (the Existing Deutsche Bank Pledged Shares).

On 5 August 2016, in connection with the pledge by BEVCO of an additional 10,000,000 SABMiller Shares to Deutsche Bank (the Further Deutsche Bank Pledged Shares and together with the Existing Deutsche Bank Pledged Shares, the Deutsche Bank Pledged Shares), AB InBev entered into an irrevocable undertaking with Deutsche Bank (the Deutsche Bank Irrevocable) pursuant to which Deutsche Bank has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares following the taking of any enforcement action by Deutsche Bank under the pledge arrangements relating to the Deutsche Bank Pledged Shares (any such action, an Enforcement Action).

The Deutsche Bank Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

-	if AB InBev publicly announces that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced at the same time);

-	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced in its place or at the same time);

-	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable lapse or cease to be effective in accordance with their respective terms;

-	on Completion;

-	if the UK Scheme does not become Effective by the date falling eighteen months from the date of the Rule 2.7 Announcement (or such later date as may be agreed by AB InBev, SABMiller and BEVCO);

-	in respect of the Existing Deutsche Bank Pledged Shares, if (a) a relevant change is made to the structure of the Transaction (as set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Rule 2.7 Announcement (as supplemented by the Revised Announcement) and Schedule 3 of the Co-operation Agreement); (b) the change is required by applicable law, regulation (including the UK City Code) or applicable regulatory authority (including the UK Panel or FSMA); and (c) BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from relevant Secured Parties (as defined in the BEVCO Irrevocable)) confirming that there has been or that it is expected there would be a Material Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change (any such change in accordance with (a), (b) and (c) above, an Applicable Structure Change);

-	in respect of the Further Deutsche Bank Pledged Shares and in relation to the undertaking to vote in favour of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change.

-	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are released from the relevant security arrangement in favour of Deutsche Bank;

-	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are prior to the completion of the Transaction transferred to an Acceptable Transferee (as defined in the Deutsche Bank Irrevocable) in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev to vote in favour of the Transaction at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of the relevant Deutsche Bank Pledged Shares it acquires in the form set out as an appendix to the Deutsche Bank Irrevocable; or

-	in respect of any Deutsche Bank Pledged Shares to the extent that Deutsche Bank transfers prior to the completion of the Transaction all or part of its interest in the loan facility secured by the Deutsche Bank Pledged Shares and simultaneously transfers its security interest in such Deutsche Bank Pledged Shares to an Acceptable Transferee in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev in substantially the same form as the Deutsche Bank Irrevocable.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the Deutsche Bank Irrevocable will apply to such UK Offer mutatis mutandis.

(iii)	SABMiller Directors

The SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested totalling 663,336 SABMiller Shares, representing approximately 0.0409% of SABMiller’s issued ordinary share capital at the close of business on 31 July 2016.

The irrevocable undertaking from Alan Clark has been provided in respect of the SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made, but will cease to be binding if and on the date on which the Transaction is withdrawn or lapses in accordance with its terms.

(iv)	Newbelco and Intertrust

Newbelco was incorporated on 3 March 2016, for the purposes of effecting the Transaction and holding the Combined Group following the Completion.

Pursuant to the terms of the Intertrust Engagement Letter entered into between SABMiller International B.V., AB InBev and Intertrust, Intertrust has undertaken that Newbelco shall take the required corporate actions to implement the Transaction, including the Belgian Offer, in the form agreed between AB InBev and SABMiller, and AB InBev has certain negative consent rights in relation to Newbelco taking actions other than certain specific steps necessary to implement the Transaction, including the Belgian Offer.

Subject to and in accordance with the terms and conditions of the Engagement Letter, SABMiller shall hold Intertrust (including the directors associated with Intertrust) harmless from and against any claim resulting from the services provided by Intertrust on the basis of the Engagement Letter and Intertrust (including the directors associated with Intertrust) shall not be held liable for damages incurred by Newbelco in connection with the services provided by Intertrust on the basis of the Engagement Letter.

There are no arrangements in place by which Newbelco can direct AB InBev to take, or refrain from taking, any particular actions, or by which AB InBev can unilaterally direct Intertrust or Newbelco to take any particular actions.

10.	FINANCIAL INFORMATION

10.1	Financial statements

The consolidated financial statements of AB InBev for the years ended 31 December 2013, 2014 and 2015, and the unaudited condensed consolidated interim financial statements of AB InBev for the six-month period ended 30 June 2016 have been prepared in accordance with IFRS. The consolidated financial statements and the unaudited condensed consolidated interim financial statements have been incorporated by reference in this Prospectus. See Part XI (Documents incorporated by reference) of this Prospectus.

10.2	Auditors

The statutory auditor of AB InBev is Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL, with registered office at Berkenlaan B, 1831 Diegem, Belgium, represented by Mr. Joël Brehmen, auditor. Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL has been appointed by AB InBev’s shareholders’ meeting held on 27 April 2016 for a term of three years expiring after AB InBev’s annual shareholders’ meeting of 2019.

The historical financial information for the years ended 31 December 2013, 2014 and 2015 has been audited by PwC Bedrijfsrevisoren BCVBA (member of the Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises), whose address is Woluwedal 18, 1932 Sint-Stevens-Woluwe (Belgium).

PART VI: INFORMATION ABOUT THE TARGET AND ITS BUSINESS BEFORE THE BELGIAN OFFER

The information on Newbelco set out in this Part VI (Information about the Target and its business before the Belgian Offer) is information as at the date of this Prospectus, i.e., at a time where Completion has not taken place. Please refer to Part VIII (Intentions of the Bidder) for detailed information on Newbelco, its business and its corporate governance upon Completion.

1.	IDENTIFICATION

Newbelco was incorporated in Belgium on 3 March 2016 as a limited liability company (société anonyme/naamloze vennootschap) under Belgian law. The legal name of Newbelco is Newbelco SA/NV, and its place of registration is Brussels. Newbelco is registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels). Newbelco has been incorporated for an unlimited period of time. Newbelco will be renamed on or prior to Completion. It is expected that the new name of Newbelco will be announced at the occasion of the AB InBev General Meeting and the Newbelco General Meeting to be held on or about 28 September 2016.

Newbelco’s registered office is situated at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels (Belgium). The telephone number at its principal place of business is +32 (0) 2 209 22 00. It is expected that the Newbelco General Meeting will decide to relocate Newbelco’s registered office to Grand’Place/Grote Markt 1, 1000 Brussels (Belgium).

2.	CORPORATE PURPOSE

According to article 4 of the Newbelco Articles, Newbelco’s corporate purpose is:

-	to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

-	to purchase, construct, convert, sell, let and sublet, lease, license and operate in any form whatsoever all real property and real property rights and all businesses, movable property and movable property rights connected with its activities;

-	to acquire and manage participating interests and shares in companies or undertakings having a corporate purpose similar or related to, or likely to promote the attainment of, any of the foregoing corporate purposes, and in financial companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of its board of directors or the like governing body; and

-	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

Newbelco may, within the scope of its corporate purpose, engage in all civil, commercial, industrial and financial transactions either within or outside Belgium. Newbelco may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all undertakings, companies or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

3.	ACTIVITIES AND ASSETS

3.1	Activities and assets at the date of this Prospectus

Newbelco was formed for the purposes of effecting the Transaction and becoming the holding company of the Combined Group following Completion.

From the date of its incorporation until the date of this Prospectus, Newbelco’s activities have been solely focused on the preparation of the Transaction. Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction, the preparation and filing of the Belgian Offer Response Memorandum and certain other related activities.

3.2	Activities upon the UK Scheme becoming effective

Following the Capital Increase, Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller.

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA and beverage volumes for the year ended 31 March 2016 were USD 24,149 million, USD 5,810 million and 331 million hl, respectively. As at 31 March 2016, the SABMiller Group’s total assets were USD 43,589 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 70,000 people in more than 80 countries.

SABMiller is a FTSE-10 company in terms of market capitalisation and SABMiller ordinary shares are admitted to the premium listing segment of the Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalisation growing from USD 5,421 million as at 31 December 2000 to approximately USD 95,058 million as at 31 July 2016.

The overview of the business of SABMiller as at the date of this Prospectus is set out in more detail in the section entitled “The Business of SABMiller” of Newbelco’s U.S. prospectus, included in the SEC Registration Statement on Form F-4, which is available on AB InBev’s website (www.ab-inbev.com).

For an overview of SABMiller’s governance, capital structure and substantial shareholdings as at 31 March 2016, please refer to SABMiller’s annual report for the year ended on 31 March 2016, which is available on SABMiller’s website (www.sabmiller.com).

3.3	Recent events

Please refer to Section 4.6 (Recent events) of Part V of this Prospectus for an overview of the recent events of AB InBev, which will affect, following Completion, Newbelco.

4.	CAPITAL STRUCTURE

4.1	Share capital

At the date of this Prospectus, Newbelco’s share capital amounts to EUR 61,500, divided into 6,150,000 Incorporation Shares. The Incorporation Shares are issued in registered form, are freely transferable and are fully paid-up. Newbelco has only one class of Incorporation Shares.

After the UK Scheme has become effective, all of the Incorporation Shares will be cancelled with effect from and simultaneously with the completion of the Capital Increase. Immediately following the Capital Increase, the UK Scheme Shareholders will own all of the Initial Newbelco Shares, being all of the issued and outstanding shares of Newbelco at that point in time.

Through the Belgian Offer (prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Newbelco Shares tendered into the Belgian Offer. All such Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer will be consolidated into New Ordinary Shares. The remaining Initial Newbelco Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Newbelco Shares.

The Initial Newbelco Shares will not be listed at any time.

4.2	Securities

The Incorporation Shares and Initial Newbelco Shares are and will be in the form of registered shares. All of the Incorporation Shares are fully paid-up and freely transferable. Upon their issuance, the Initial Newbelco Shares will be fully paid-up.

4.3	Information on treasury shares

Newbelco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented.

At the date of this Prospectus, no such authorisation was granted and Newbelco does currently not hold own shares. It is expected that the Newbelco General Meeting will grant on 28 September 2016 such an authorisation to be effective upon the closing of the Belgian Offer.

5.	NEWBELCO SHAREHOLDERS

At the date of this Prospectus, Newbelco’s share capital amounts to EUR 61,500, divided into 6,150,000 Incorporation Shares. The Incorporation Shares are issued in registered form, are freely transferable and are fully paid-up. Newbelco has only one class of Incorporation Shares. Each Incorporation Share entitles its holder to one vote at Newbelco’s shareholders’ meetings.

Newbelco has been incorporated by two shareholders: SABMiller International B.V., having its registered office located at Brouwerslaan 1, 7548XA, Enschede (the Netherlands) and Phidias Management SA, a wholly owned subsidiary of Intertrust, having its registered office at 97 Rue Royale/Koningsstraat, 1000 Brussels. SABMiller International B.V.is acting in a capacity as founder of Newbelco.

The shareholding structure of Newbelco has remained unchanged since its incorporation so that as at the date of this Prospectus, SABMiller International B.V. holds 6,149,999 Incorporation Shares and Phidias Management SA holds 1 Incorporation Share.

Name	Amount of Incorporation Shares held
SABMiller International B.V.	6,149,999 Incorporation Shares
Phidias Management SA	1 Incorporation Share

After the UK Scheme has become effective, all of the Incorporation Shares will be cancelled with effect simultaneously with the completion of the Capital Increase. Immediately following the Capital Increase, the UK Scheme Shareholders will own all of the Initial Newbelco Shares, being all of the issued and outstanding shares of Newbelco at that point in time.

See Section 9 (Major Shareholders) of Part VIII for an overview of the expected beneficial ownership of Newbelco’s share capital after giving effect to the Transaction.

6.	MANAGEMENT STRUCTURE

6.1	Initial Management Structure

The Newbelco Board is vested with the power to perform all acts that are necessary or useful for the realisation of Newbelco’s purpose, except for those actions that are specifically reserved by law or the articles of association to the shareholders’ meeting or other management bodies.

In accordance with article 14 of the Newbelco Articles, the Newbelco Board consists of a minimum of three directors, unless there are only two shareholders, in which case two directors are sufficient.

As of the date of this Prospectus, the Newbelco Board and management of Newbelco is comprised of three directors associated with Phidias Management SA, a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust: Christophe Tans, Irène Florescu and Wouter Vanmechelen.

Name	Position	Date of appointment	Expiry of mandate
Christophe Tans	Director	3 March 2016	2017
Irène Florescu	Director	3 March 2016	2017
Wouter Vanmechelen	Director	3 March 2016	2017

Christophe Tans is the Managing Director of Intertrust (Belgium) NV/SA. He first joined Intertrust in 2006 after a career of more than three years as a tax lawyer and six years as a tax adviser in a leading audit and consulting firm. Mr. Tans first joined the management board of Intertrust (Belgium) in 2006, and in August 2010 he took up the position of Managing Director. He holds a Master’s degree in Law from the University of Leuven and two masters in Tax Law from the University of Liège and Groep T. Leuven.

Irène Florescu is the Director of Finance at Intertrust (Belgium) NV/SA, and since 2003, she has been a member of the management board. Previously, she was a specialised accountant in Brussels and for several years worked for an international telecom company. She holds a Master’s degree in Economics from the University of Bucharest.

Wouter Vanmechelen joined Intertrust in January 2016, where he leads the legal team as the Business Unit Manager for Legal. Previously, he worked for seven years as an international tax manager at a leading audit and consulting firm. He holds a Master’s degree in Law from the University of Leuven and a Masters in Tax Law from HUB.

The business address of the above directors is Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels (Belgium).

6.2	Management Structure following Completion

Set forth in Part VIII (Intentions of the Bidder) is the management structure of Newbelco following Completion.

7.	PARTIES ACTING IN CONCERT WITH NEWBELCO

See Section 9(iv) (Persons acting in concert with AB – Newbelco and Intertrust) of Part V of this Prospectus.

8.	FINANCIAL INFORMATION

8.1	Financials

The stand-alone financial statements of Newbelco as at the date of its incorporation (i.e., 3 March 2016) have been prepared in accordance with IFRS. The stand-alone financial statements have been included in this Prospectus as Annex 1.

The consolidated financial statements of SABMiller for the years ended 31 March 2014, 2015 and 2016 have been prepared in accordance with IFRS. The consolidated financial statements have been incorporated by reference in this Prospectus. See Part XI (Documents incorporated by reference) of this Prospectus.

The pro forma financial information of the Combined Group has been set forth in the Belgian Listing Prospectus (available from AB InBev’s website (www.ab-inbev.com)). Please refer to the Belgian Listing Prospectus for more information.

8.2	Auditors

The statutory auditor of Newbelco is Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL, with registered office at Berkenlaan 8B, 1831 Diegem, Belgium, represented by Mr Joël Brehmen, auditor. Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL was appointed on 3 March 2016 as Newbelco’s statutory auditor for a term of three years expiring after Newbelco’s annual shareholders’ meeting of 2019.

The statutory auditor of SABMiller is PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, whose address is 1 Embankment Place, London WC2N 6RH (United Kingdom). PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors was appointed by SABMiller’s shareholders’ meeting held on 21 July 2016 until the conclusion of the next general meeting at which accounts are laid before the company.

PART VII: TERMS OF THE BELGIAN OFFER

1.	VOLUNTARY OFFER

The Belgian Offer is a voluntary and conditional offer in accordance with Chapter II of the Takeover Royal Decree. The Belgian Offer is made for cash and is subject to the conditions set out in Section 5 (Conditions Precedent) below.

2.	SECURITIES

The Belgian Offer relates to all of the Initial Newbelco Shares, which will have been issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase following the UK Scheme Effective Time.

Aside from the Incorporation Shares (which will be cancelled with effect simultaneously with the Capital Increase), Newbelco has at the date of this Prospectus not issued any other securities with voting rights or giving access to voting rights.

3.	PRICE OF THE BELGIAN OFFER

3.1	Election in the context of the UK Scheme

As noted in Section 2.2 (Three-stage Transaction structure) of Part IV above:

•	each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

•	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

•	each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

•	UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

•	Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

•	UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

•	each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

¡	UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	UK Scheme Shareholders (other than Nominee Shareholders) who validly elect, or are deemed to elect, for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

¡	Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System, or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form attached hereto as Annex 2 in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

3.2	Cash Consideration

As noted in Section 2.2 (Three-stage Transaction structure) of Part IV above, if a UK Scheme Shareholder validly elects for the Cash Consideration, does not validly elect for the Partial Share Alternative, does not make a valid Election or does not make any Election at all (or, in the case a Nominee Shareholder, to the extent that such Nominee Shareholder validly elects for the Cash Consideration, does not validly elect for the Partial Share Alternative, does not make a valid Election, or does not make any Election at all on behalf of its Underlying Shareholder), that UK Scheme Shareholder shall be deemed to have appointed the UK Agent to tender all of its Initial Newbelco Shares (or, in the case of a Nominee Shareholder, in respect of all of the Initial Newbelco Shares held on behalf of the relevant Underlying Shareholder) into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

A justification of the Price of the Belgian Offer is provided in Section 4 (Justification of the Price of the Belgian Offer) below.

After the Belgian Offer and the Reclassification and Consolidation, all Initial Newbelco Shares that were subject to the Belgian Offer will have been converted into (i) New Ordinary Shares held by AB InBev or (ii) Restricted Newbelco Shares subject to a five-year lock-up. Upon Completion, Newbelco will have acquired all New Ordinary Shares held by AB InBev and all such New Ordinary Shares will be cancelled, except for 85,000,000 which will be held as treasury shares by Newbelco after Completion. Provided that, during one year following the end of the Acceptance Period, Newbelco (or any other person acting in concert with AB InBev) does not buy back any of the 85,000,000 treasury shares that it will have retained upon Completion (assuming that it would have disposed of any such treasury shares during such period) nor does it purchase any New Ordinary Shares that would result from the early conversion of Restricted Newbelco Shares, article 45 of the Takeover Royal Decree will never apply in practice as a result of any purchase by Newbelco (or any other person acting in concert with AB InBev) of shares in the market since all other Newbelco Shares outstanding following Completion will be Newbelco Shares newly issued as a result of the Belgian Merger, i.e., shares that will not have been subject to the Belgian Offer.

3.3	Partial Share Alternative

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capital.6 To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

As required pursuant to Rule 24.11 of the UK City Code, a letter addressed to the AB InBev Board gives an estimated value of the Partial Share Alternative (the 24.11 Letter). The 24.11 Letter is attached hereto as Annex 4. Based on the assumptions and subject to the terms of and as at the date of the 24.11 Letter, the value of 0.483969 Restricted Newbelco Shares was estimated to be between £36.59 and £46.74, before taking into account any discount for non-transferability and, on this basis, the value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £41.25 and £51.40, before taking into account any discount for non-transferability. Holders of the Restricted Newbelco Shares are expected to value such Restricted Newbelco Shares at a discount to take into account non-transferability. The amount of such discount, if any, will depend on the type of holder and their individual circumstances. A typical institutional investor in listed securities is expected to apply a material discount for non-transferability of approximately 20% – 30% which would imply that the estimated value of 0.483969 Restricted Newbelco Shares would have been between £25.61 and £37.40 after taking into account such discount for non-transferability and, on this basis, that the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £30.27 and £42.05, after taking into account such discount for non-transferability.

As noted in Section 2.2 (Three-stage Transaction structure) of Part IV above, if a UK Scheme Shareholder validly elects (or is deemed to elect) for the Partial Share Alternative, that UK Scheme Shareholder shall be deemed to have appointed the UK Agent to tender into the Belgian Offer (taking into account any pro rata scaling back, rounding and minor adjustments as described below) the number of Initial Newbelco Shares equal to:

•	the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders; or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

•	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

(i)	first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

6 This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of: (i) SABMiller’s issued ordinary share capital as at the close of business on 30 June 2016 of 1,622,117,877 ordinary shares (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued (or transferred out of treasury).

The Consolidation Factor of 185.233168056448 is calculated on the following basis:

•	As noted in Section 2.2.1 (Step 1: the UK Scheme) of Part IV of this Prospectus, pursuant to the UK Scheme, each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns.

•	As noted in Section 2.2.1 (Step 1: the UK Scheme) of Part IV of this Prospectus, the Partial Share Alternative comprises cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share.

•	In order to receive cash proceeds of at least £4.6588 in respect of each UK Scheme Share, a hypothetical UK Scheme Shareholder that has elected (or is deemed to have elected) for the Partial Share Alternative would need to tender at least Initial Newbelco Shares into the Belgian Offer for each UK Scheme Share.

•	As a result the number of Initial Newbelco Shares held by a hypothetical UK Scheme Shareholder that has elected (or is deemed to have elected) for the Partial Share Alternative to be reclassified and consolidated into Restricted Shares would be and, accordingly, the consolidation ratio is 89.6471111111111:0.483969, or 185.233168056448:1.

The price per Initial Newbelco Share tendered into the Belgian Offer to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), is £0.45. (See Section 3.2 (Cash Consideration) above.

Immediately after the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, all Initial Newbelco Shares retained by the former SABMiller Shareholders who elected for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such Reclassification and Consolidation will be rounded down to the nearest whole number).

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

Minor adjustments to the entitlements of UK Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all UK Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the UK Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

3.4	Currency

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. All cash proceeds due to UK Scheme Shareholders registered on the South African Register shall be paid in South African rand and, in the case of a cheque if applicable, drawn on a South African clearing bank. AB InBev shall convert the aggregate cash proceeds due to such UK Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand at the average pound sterling/ZAR exchange rate obtained by AB InBev through a series of market transactions and matching opportunities over a fixed period of time between the South African Register Freeze Date and the second U.S. Business Day after closing of the Belgian Offer (the Applicable Rate). The Applicable Rate will be announced by AB InBev on a Regulatory Information Service and on SENS (as well as in the usual South African business newspapers for announcements of this nature) one business day before payment of the cash proceeds to UK Scheme Shareholders.

The actual amount of South African rand received by UK Scheme Shareholders registered on the South African Register, in respect of each UK Scheme Share, shall be equal to their proportionate entitlement (based on the amount due to them in pounds sterling) to such aggregate amount of South African rand received by AB InBev upon such conversion, provided that no amount of cash of less than one South African cent shall be paid to any UK Scheme Shareholder and the aggregate amount of cash to which a UK Scheme Shareholder shall be entitled shall be rounded down to the nearest South African cent. Please see Section 9.2.2 (South African Exchange Control Regulations) below for a summary of the impact of the South African Exchange Control Regulations for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form through the STRATE System in the context of the Transaction.

3.5	Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and was paid on 12 August 2016. Both the Final Dividend and the interim dividend of USD 0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and their payment does not impact the Cash Consideration or the Partial Share Alternative.

4.	JUSTIFICATION OF THE PRICE OF THE BELGIAN OFFER

4.1	Description of the valuation methods used

As set forth in Section 3.1 (Election in the context of the UK Scheme) above, under the terms of the UK Scheme, UK Scheme Shareholders will have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a Form of Election or making an Electronic Election.

The amount of the Cash Consideration and the terms of the Partial Share Alternative, and, consequently, the Price of the Belgian Offer of £0.45 per Initial Newbelco Share, are the result of negotiations between AB InBev and SABMiller.

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share will be offered to all UK Scheme Shareholders in respect of all of the Initial Newbelco Shares to be tendered by them into the Belgian Offer (being, in the case of UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration, all of their Initial Newbelco Shares and, in the case of UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative, the number of their Initial Newbelco Shares to be tendered into the Belgian Offer to satisfy the cash element of the Partial Share Alternative).

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share is based on the value of SABMiller. This stems from the fact that upon the UK Scheme becoming effective and the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller. At the time of the Belgian Offer, the UK Scheme Shares will be Newbelco’s sole asset and the Initial Newbelco Shares will be all of the issued and outstanding shares of Newbelco at that point in time.

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share has been approved by the AB InBev Board. The following valuation methods were viewed as most relevant in order to assess the value of SABMiller before giving effect to the Transaction and the proposed premium offered to SABMiller Shareholders and, therefore, the Price of the Belgian Offer:

-	Discounted cash flow analysis based on projections with regard to the future performance of SABMiller;

-	Valuation metrics of precedent comparable beer transactions; and

-	Offer premia for UK companies.

For the purposes of this Section 4 (Justification of the Price of the Belgian Offer), the valuation methods have been applied on the following basis:

-	Exchange rates are based on spot rates as of 17 August 2016: $ to £ of 0.7688;

-	The analysis is based on SABMiller’s number of fully diluted shares outstanding as of 31 July 2016 computed with the Treasury Stock Method comprised of (i) 1,612,416,771 basic shares (1,623,481,308 shares net of 11,064,537 shares held in SABMiller’s Employee Benefit Trust) and (ii) the shares resulting from the dilution based on the Initial Newbelco Share price implied by the different valuation methods. The number of fully diluted shares outstanding implied by the various valuation methods ranges from 1,638,940,418 to 1,643,738,563 shares in aggregate. The number of shares that will be bought back under the Treasury Stock Method is based on the value of the proceeds coming from the exercise of the dilutive instruments divided by a reference share price, which reflects the price implied by the various methodologies;

-	SABMiller Enterprise Value and EBITDA refer to SABMiller Group Enterprise Value and EBITDA, which include the share of the associates and joint-ventures. The discounted cash flow analysis is therefore based on cash flows that include the share of the associates and joint-ventures. The comparable beer transaction analysis is therefore based on an EBITDA that includes the share of the associates and joint-ventures.

4.2	Justification of the price

4.2.1	Discounted cash flow (DCF) analysis

A discounted cash flow analysis aims at determining the Enterprise Value of a company by discounting the future free cash flows. From the Enterprise Value, the net financial debt and debt-like items are deducted and cash-like items are added to obtain the Equity Value. This valuation metric is strongly influenced by (i) the projections with regard to performance of the companies, (ii) the weighted average cost of capital used to discount the future cash flows and terminal values, and (iii) the Terminal Growth Rate used to compute the terminal value.

AB InBev performed a discounted cash flow analysis of SABMiller on a standalone basis, before giving effect to the Transaction, using information contained in public filings as well as AB InBev’s internal developed models and business plans.

The CAGR of the free cash flows generated during the calendar years 2016 through 2024 is assumed to be 7.9%.

In performing the discounted cash flow analysis, AB InBev applied a range of discount rates of 8.69% - 9.19% to (i) after-tax unlevered free cash flows expected to be generated during the calendar years 2016 through 2024 and (ii) estimated terminal values using a range of Terminal Growth Rates of 3.00% - 3.50%.

This analysis results in an Enterprise Value range of £69 - £81 billion which implies an Equity Value range of £52 - £62 billion.

SABMiller’s Equity Value range translates into a price range of £0.3191 - £0.3787 per Initial Newbelco Share.

In order to reach a value per Initial Newbelco Share, AB InBev has discounted the cash flows (as described above) and then deducted (i) SABMiller’s net financial debt of £8.6 billion as of 31 March 2016 (adjusted for the payment of the August 2016 dividend), (ii) SABMiller’s unfunded pensions net liabilities based on the 31 March 2016 book value of £0.1 billion, (iii) SABMiller’s Zenzele Scheme impact based on AB InBev’s estimate of £0.4 billion, and (iv) SABMiller’s non-controlling interests in its controlled business, and divided the resulting Equity Value by the number of SABMiller diluted shares referred to above.

The value of SABMiller’s non-controlling interests in its controlled business is also based on the DCF valuation of the leakage on cash flows from the non-controlling interests which translates into a range of £7.9 - £9.2 billion. AB InBev applied the same ranges of discount rates of 8.69% – 9.19% and Terminal Growth Rates of 3.00% - 3.50% as for SABMiller. It should be noted that SABMiller’s EBITDA, Enterprise Value and leakage on cash flows from the non-controlling interests fully reflect the impact of the creation of CCBA, which was completed on 2 July 2016.

AB InBev notes that the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium range of 19% - 41% to the price implied by the DCF methodology.

Table: Sensitivities on the DCF valuation method – implied value per Initial Newbelco Share (£)(1)

		PGR
		3.00%	3.25%	3.50%
	8.69%	£0.3517	£0.3646	£0.3787
WACC	8.94%	£0.3347	£0.3463	£0.3590
	9.19%	£0.3191	£0.3296	£0.3411

Source: Company Information, AB InBev Analysis.

(1)	Valuation date as of 17 August 2016. Assuming mid-year cash-flow conversion and fully diluted SABMiller Shares outstanding.

Table: SABMiller WACC calculations

Debt	20%	Based on long-term target leverage of ~2.5x for SABMiller on a standalone basis, before giving effect to the Transaction
Equity	80%	Based on share price as of 14 September 2015

Cost of Debt	4.1%	In line with company weighted average cost of debt
Tax Rate	27.7%	Estimated long-term marginal tax rate

Beta	0.90	Average between the median of global consumer peers’ and AB InBev’s levered Local Barra Betas
Market Risk Premium	9.9%	Market risk premium adjusted for weighted average country risk premium
Risk Free Rate	1.6%	10Y US Treasury yield as of 17 August 2016
Cost of Equity	10.4%

WACC	8.94%

Source:	Bloomberg, Barra, A. Damodaran – Equity Risk Premiums (March 2016 Edition), Duff & Phelps 2016 Valuation Handbook, Company information.

As outlined in the Table above, the estimated WACC applicable to SABMiller is 8.94% based on the following parameters:

-	Capital structure based on target leverage of ~2.5x and share price as of 14 September 2015;

-	Pre-tax cost of debt of 4.1%, in line with SABMiller’s weighted average cost of debt; and

-	Cost of equity of 10.4% estimated using CAPM model with beta of 0.90, market risk premium of 9.9% and risk free rate of 1.6%.

4.2.2	Valuation metrics of precedent comparable beer transactions

This method consists of applying multiples observed during comparable transactions to SABMiller’s historical financial figures. The analysis is focused on Enterprise Value/EBITDA multiples. The reference to sales multiples was disregarded for the purpose of this valuation as they do not take into account differences in profitability levels of the companies. Multiples based on operating income were also omitted due to the discrepancies in the depreciation and amortisation policies.

AB InBev has taken into consideration the Enterprise Value/EBITDA multiples paid in the following transactions for companies similar to SABMiller in terms of business operations:

-	Heineken’s acquisition of a 40% control stake in Asia Pacific Breweries (“APB”) announced in July 2012;

-	AB InBev’s acquisition of a 50% stake in Grupo Modelo announced in June 2012;

-	Ambev’s acquisition of a 51% stake in Cervecería Nacional Dominicana announced in April 2012;

-	Molson Coors’ acquisition of StarBev announced in April 2012;

-	Anadolu Efes’s acquisition of SABMiller’s Russian and Ukrainian Beer Operations announced in October 2011;

-	Kirin’s acquisition of a 51% stake in Schincariol announced in August 2011;

-	SABMiller’s acquisition of Foster’s announced in August 2011;

-	Heineken’s acquisition of FEMSA Cerveza announced in January 2010;

-	Kirin’s acquisition of a 54% stake in Lion Nathan announced in April 2009;

-	InBev’s acquisition of Anheuser-Busch announced in July 2008;

-	Heineken’s and Carlsberg’s acquisition of Scottish & Newcastle announced in January 2008; and

-	SABMiller’s acquisition of Bavaria announced in July 2005.

Date			Target	Enterprise Value	EBITDA(4)

Announced	Acquiror	Target	Nation	@ 100% (in £ billions)	Multiple

Jul-12	Heineken	APB (40% control stake)	Singapore	£6.9	17.1x

Jun-12	AB InBev	Grupo Modelo (50%)	Mexico	20.5	12.9x

Apr-12	Ambev	Cervecería Nacional Dominicana (51%)	Dominican Republic	~1.5	~13x

Apr-12	Molson Coors	StarBev	Czech Republic	2.2	11.0x

Oct-11	Anadolu Efes	SABMiller’s Russian and Ukrainian Beer Operations	Russia/Ukraine	1.2	12.8x

Aug-11	Kirin	Schincariol (51%)	Brazil	3.4	15.7x

Aug-11	SABMiller	Foster’s	Australia	7.9(1)	13.8x(1)

Jan-10	Heineken	FEMSA Cerveza	Mexico	4.7	12.0x

Apr-09	Kirin	Lion Nathan (54%)	Australia	4.0	13.4x

Jul-08	InBev	Anheuser-Busch	U.S.	30.4(2)	12.4x(2)

Jan-08	Heineken	Scottish & Newcastle	U.K.	4.5(3)	11.9x(3)

Jan-08	Carlsberg	Scottish & Newcastle	Russia	5.8	12.2x

Jul-05	SABMiller	Bavaria	Colombia	4.5	10.6x
				Mean	13.0x
				Median	12.8x
				1st Quartile	12.0x
				3rd Quartile	13.4x
				Memo: Transactions over £5bn:
				Mean	13.7x
				Median	12.9x
				1st Quartile	12.4x
				3rd Quartile	13.8x

Source: Publicly Available Information.

(1)	Excludes A$400m of estimated present value of historical tax losses.
(2)	Enterprise value includes value of equity investments in Modelo and Tsingtao; EBITDA multiple excludes value of equity investments in Modelo and Tsingtao.
(3)	Enterprise value includes value of 37.5% stake in India; EBITDA multiple excludes value of 37.5% stake in India.
(4)	Based on LTM (Last Twelve Months) EBITDA.

It should be noted that each transaction is unique due to market conditions and expected synergies, however an Enterprise Value/EBITDA range of approximately 12.5x - 14.0x is observed by AB InBev in relation to the above precedent transactions.

By applying this Enterprise Value/EBITDA range to SABMiller’s reference EBITDA of £5.7 billion, defined as SABMiller fiscal year 2016 EBITDA including the share of associates and joint-ventures, SABMiller’s Enterprise Value range of £71 - £80 billion is implied. It should be noted that SABMiller’s EBITDA and Enterprise Value fully reflect the impact of the creation of CCBA, which was completed on 2 July 2016. SABMiller’s reference EBITDA of £5.7 billion includes a fully phased-in CCBA EBITDA of £0.6 billion.

SABMiller’s Enterprise Value range implies an Equity Value range of £55 - £62 billion. The Equity Value was determined as (i) SABMiller’s Enterprise Value, (ii) less SABMiller’s net debt as of March 2016 (adjusted for the payment of the August 2016 dividend), (iii) less SABMiller’s unfunded pensions net liabilities based on March 2016 book value, (iv) less SABMiller’s Zenzele Scheme impact based on AB InBev’s estimate, (v) less SABMiller’s non-controlling interests, which value is based on the multiple range referred to above of 12.5x - 14.0x and SABMiller fiscal year 2016 non-controlled EBITDA of £0.6 billion which includes a fully phased-in CCBA fiscal year 2016 non-controlled EBITDA of £0.2 billion.

The SABMiller’s Equity Value range translates into a price range of £0.3329 - £0.3791 per Initial Newbelco Share.

AB InBev notes that the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium range of 19% - 35% to the price implied by the precedent transactions methodology.

4.2.3	Offer premia for UK companies

This method consists in applying a premium to a SABMiller reference price as of the Unaffected Date. Market valuations referred to as “unaffected” are as of 14 September 2015 (the Unaffected Date), which is the last Business Day prior to renewed speculation of an approach by AB InBev.

The table below provides an analysis of the premia paid for UK companies observed in all-cash deals announced since 31 October 2005, and with a transaction value of over £5 billion:

PREMIUM	1st QUARTILE	MEDIAN	AVERAGE	4th QUARTILE
1-Day	22.2%	39.0%	35.1%	44.4%
Number of Transactions: 15

Source: Dealogic.

Based on the above analysis, AB InBev notes that a premium range of 20% - 45% to SABMiller’s share price as of the Unaffected Date of £0.2934 translates into a price range of £0.3520 - £0.4254 per Initial Newbelco Share, each SABMiller share representing 100 Initial Newbelco Shares.

AB InBev notes that the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium range of 6% - 28% to the price implied by the UK premia analysis.

5.	CONDITIONS PRECEDENT

The Belgian Offer will be conditional upon the following conditions precedent. All conditions precedent to the Belgian Offer, other than the conditions precedent set out in paragraphs 5.2 and 5.3 below, will be satisfied or waived prior to the UK Scheme becoming effective.

5.1	Shareholders’ resolutions of AB InBev

The Belgian Offer is conditional upon the AB InBev Resolutions being passed at the AB InBev General Meeting. The AB InBev Resolutions include the approval of the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer and the approval of the Belgian Merger.

Pursuant to article 23 of the articles of association of AB InBev, the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer requires the approval of the AB InBev Shareholders with a positive vote of 75% of the shares of AB InBev attending or represented at the AB InBev Meeting, regardless of the number of AB InBev shares attending.

Pursuant to article 699 of the Belgian Companies Code, the Belgian Merger requires the approval of the AB InBev Shareholders by a majority of 75% of the votes cast and the AB InBev Shareholders present at the meeting must represent at least 50% of AB InBev’s share capital.

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS Participations and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger at the AB InBev General Meeting.

The AB InBev Directors consider the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev Shareholders as a whole and unanimously and unconditionally recommend that AB InBev Shareholders vote in favour of the AB InBev Resolutions to be proposed at the AB InBev General Meeting which will be convened in connection with the Transaction.

AB InBev has agreed to pay or procure the payment to SABMiller of a break payment amounting to USD 3 billion if, amongst others, the AB InBev Resolutions are not passed at the AB InBev General Meeting, unless the Co-operation Agreement has already been terminated in accordance with its terms.

The AB InBev General Meeting is scheduled to take place on or around 28 September 2016.

5.2	Effectiveness of the UK Scheme

The Belgian Offer is further subject to the UK Scheme becoming effective by no later than the Long Stop Date. The conditions to the UK Scheme are set out in more detail in the UK Scheme Document.

5.3	Ownership of SABMiller shares by Newbelco and Capital Increase of Newbelco

The Belgian Offer is further subject to (i) the UK Scheme Shares being registered in the name of Newbelco and (ii) the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase, at the latest on the day before the Belgian Offer commences.

6.	TIMETABLE

Event	Scheduled Date
Announcement by AB InBev of the Transaction and the intention to launch the Belgian Offer as part of the Transaction	11 November 2015
Announcement by AB InBev of the revised and final terms of the Transaction	26 July 2016
Official notification of the bid notice relating to the Belgian Offer with the FSMA	24 August 2016
Public announcement of the main terms and conditions of the Belgian Offer by the FSMA	25 August 2016
Approval of this Prospectus by the FSMA	25 August 2016
Approval of the Belgian Offer Response Memorandum by the FSMA	25 August 2016
Publication of this Prospectus	26 August 2016
Start of the election period in the context of the UK Scheme	26 August 2016
Opening of the Acceptance Period (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus)	7 October 2016
Closing of the Acceptance Period (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus)	7 October 2016
Announcement of the results of the Belgian Offer	8 October 2016
Transfer of the Initial Newbelco Shares tendered in the context of the Belgian Offer	8 October 2016
Expected date for payment of the Price of the Belgian Offer	11 October 2016
Latest date for payment of the Price of the Belgian Offer	13 October 2016

The dates set out in the table above are subject to change and the exact dates will be published in the Belgian press and through a Regulatory Information Service.

7.	FINANCING OF THE BELGIAN OFFER

7.1	Terms of the Financing

7.1.1	2015 Senior Facilities Agreement

On 28 October 2015, AB InBev entered into an unsecured USD 75.0 billion senior facilities agreement with a syndicate of banks in connection with the Transaction. The 2015 Senior Facilities Agreement made the following five facilities available to AB InBev and its wholly-owned subsidiaries, subject to certain conditions (i) “Cash/DCM (‘debt capital markets’) Bridge Facility A”, a 364-day bridge facility for up to USD 15.0 billion principal amount available, (ii) “Cash/DCM Bridge Facility B”, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available, (iii) “Disposals Bridge Facility”, a 364-day bridge facility for up to USD 10.0 billion principal amount available, (iv) “Term Facility A”, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available, and (v) “Term Facility B”, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at AB InBev’s option.

On 27 January 2016, AB InBev cancelled USD 42.5 billion of commitments available under the 2015 Senior Facilities Agreement following the issuance of the January 2016 Notes, in which it received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below. In addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. On 4 April 2016, AB InBev cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement, as a result of the bond issuance of 29 March 2016. See “Replacement bond financing” below for further details on AB InBev’s debt capital markets issuances.

Accordingly, as of the date of this Prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility. AB InBev intends to use the net proceeds from the Transaction-related Divestitures to pay down and cancel the Disposals Bridge Facility in due course.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option, (ii) two months after the settlement date of the Belgian Offer, and (iii) the date on which the UK Scheme or the Belgian Offer permanently lapses, terminates, is withdrawn or (in the case of the UK Scheme) is rejected by the UK Court without being implemented or, if the reason for such lapse, termination or withdrawal of the UK Scheme is a decision by AB InBev to proceed with the Transaction by way of a UK Offer, the date falling four weeks after the UK Scheme lapse or termination date or the date on which AB InBev presents the 2015 Senior Facilities Syndicate with an amendment consent request in relation to such UK Offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be available on a certain funds basis, subject to certain customary limitations.

The 2015 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of AB InBev’s or AB InBev’s subsidiaries’ financial indebtedness is accelerated following an event of default. AB InBev’s obligations as borrower under the 2015 Senior Facilities Agreement will be jointly and severally guaranteed by AB InBev itself (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Brandbrew S.A., Brandbev S.à r.l. and Cobrew SA/NV. Within six months of the settlement date of the Belgian Offer, to the extent such entities remain obligors under SABMiller’s existing publicly held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the 2015 Senior Facilities Agreement.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options of the SABMiller Share Plans exercised upon Completion and, following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilisations under the 2015 Senior Facilities Agreement also require that no major default is continuing or would result from the proposed utilisations and that certain representations made by the borrower and each guarantor remain true in all material respects.

The interest rates applicable under the 2015 Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to AB InBev’s long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin would have increased in fixed increments of 0.20% per annum from the date falling three months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling thirty-six months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter.

Prior to 15 September 2015, the date on which renewed public speculation relating to the possible business combination between AB InBev and SABMiller began, AB InBev had been assigned a rating of A (stable outlook) S&P Global Ratings (formerly Standard & Poor’s Ratings Services) and A2 (positive outlook) by Moody’s Investors Service. Since 15 September 2015, S&P Global Ratings (formerly, Standard & Poor’s Ratings Services) downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. In September 2015, Moody’s Investors Service changed AB InBev’s outlook to “Developing”, citing downward rating pressure if the Transaction completes due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. Moody’s Investors Service also assigned a provisional rating of (P)A3 to AB InBev’s January 2016 Notes at the time of issuance. The March 2016 Notes were assigned a rating of A- (stable outlook) by S&P Global Ratings (formerly, Standard & Poor’s Ratings Services) and A2 Developing by Moody’s Investors Service. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a rating of A3 (stable outlook) to AB InBev’s long-term debt obligations, the January 2016 Notes and the March 2016 Notes. Based on AB InBev’s ratings as of the date of this prospectus, the applicable margins for each facility were (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 1.00% per annum, (ii) for Term Facility A, 1.10% per annum, and (iii) for Term Facility B, 1.25% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries, and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in any public or private loan or debt capital markets, in each case subject to certain exceptions, and (ii) for all facilities, where a person or a group of persons acting in concert (other than the AB InBev Reference Shareholder or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

Under the terms of the 2015 Senior Facilities Agreement, once borrowed, prepayments of the facilities are applied as follows:

•	voluntary prepayments will be applied first to prepay the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled, then to Term Facility A until it repaid in full and cancelled and finally to Term Facility B until it is repaid in full and cancelled;

•	the net cash proceeds from disposals (subject to certain exceptions) will be applied first to prepay the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled and finally to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled; and

•	80% of the net cash proceeds from funds raised in any public or private loan or debt capital markets offerings will (subject to certain exceptions) be applied first to prepay the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled. On 27 January 2016, AB InBev cancelled the commitments under Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B.

On 26 July 2016, AB InBev issued the Revised Announcement setting out the terms of a revised and final offer on the terms described in this Prospectus. In connection with the Revised Announcement, AB InBev obtained the consent of the majority lenders under the 2015 Senior Facilities Agreement to waive the requirement under the 2015 Senior Facilities Agreement that any increase in the Cash Consideration or the cash element of the Partial Share Alternative be funded from the proceeds of an equity raising.

7.1.2	Replacement bond financing

7.1.2.1	January 2016 issuances

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the January 2016 U.S. Notes):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4 billion	USD 7.5 billion	USD 6 billion	USD 11 billion	USD 6 billion	USD 11 billion	USD 500 million

Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021

Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal

Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016

Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps

Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the January 2016 Taiwan Notes, and together with the January 2016 U.S. Notes, the January 2016 Notes). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange on 29 January 2016.

The January 2016 Notes are fully, unconditionally and irrevocably guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The January 2016 Notes are senior unsecured obligations of ABIFI and rank equally with all other existing and future unsecured and unsubordinated debt obligations of ABIFI. The January 2016 Notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes.

7.1.2.2	March 2016 issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium-Term Note Programme (the March 2016 Notes). The March 2016 Notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000

Maturity date	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020

Interest payment dates:	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Quarterly on 17 March, 17 June, 17 September and 17 December, Commencing 17 June 2016 up to and including the Maturity Date

Interest Rate	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The March 2016 Notes are fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies LLC, Anheuser-Busch InBev Worldwide Inc., ABIFI, Brandbev S.a r.l, Brandbrew S.A. and Cobrew NV. The March 2016 Notes are senior unsecured obligations of AB InBev and rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the Transaction is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction.

The proceeds of the offering will be applied for the realisation of the strategy of AB InBev, including to fund a portion of the cash consideration to be paid by AB InBev for each Initial Newbelco Share tendered into the Belgian Offer (as described in

Section 3.2 (Cash Consideration) above) and for general corporate purposes. The notes were issued by AB InBev under its Euro Medium Term Note Programme base prospectus published on 13 January 2016, as supplemented by a first supplemental prospectus dated 22 January 2016 and a second supplemental prospectus dated 15 March 2016.

As of 30 June 2016, AB InBev has economically hedged GBP 46 billion of the purchase price for the Transaction at an average fixed exchange rate of USD 1.5276 per British pound sterling.

7.1.2.3	Impact of the January and March 2016 issuances on the 2015 Senior Facilities Agreement

As a result of the debt capital markets issuances described above, on 27 January 2016, AB InBev cancelled USD 42.5 billion of available commitments under the 2015 Senior Facilities Agreement and on 4 April 2016, AB InBev cancelled a further USD 12.5 billion of the commitments available. Accordingly, as of the date of this Prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under a five-year term facility and USD 10.0 billion under a disposals bridge facility, which is expected to be repaid in full from the proceeds of the Transaction-related Divestitures. Please refer to Section 7.1.1 (2015 Senior Facilities Agreement) above for further information on the 2015 Senior Facilities Agreement.

7.2	Cash confirmation

7.2.1	General

Pursuant to article 3, 2° of the Takeover Royal Decree, “the funds needed to fulfil the bid shall be available, either on an account opened with a credit institution or in the form of an unconditional and irrevocable credit granted to the bidder by a credit institution; these funds shall be blocked in order to ensure the payment of the price for the securities acquired under the terms of the bid, or allocated exclusively for that purpose”.

7.2.2	Derogation from the FSMA on the amount of the cash confirmation

(i)	Context

Under the terms of the UK Scheme, the UK Scheme Shares will be transferred to Newbelco in consideration for which UK Scheme Shareholders will receive 100 Initial Newbelco Shares for each UK Scheme Share, and as a result of which the UK Scheme Shareholders will become Newbelco Shareholders.

For the purposes of the cash confirmation, based on SABMiller’s issued share capital as at the close of business on 31 July 2016 it is assumed that there are currently 1,656,404,007 SABMiller Shares outstanding, so that there will be 165,640,400,700 Initial Newbelco Shares outstanding upon the UK Scheme becoming effective (on the basis that the Incorporation Shares will be cancelled simultaneously with the Capital Increase).7

Under the terms of the Transaction, UK Scheme Shareholders will have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a Form of Election or making an Electronic Election, as described in more detail in Section 2.2.1 (Step 1: the UK Scheme) of Part IV above.

Furthermore, as also described in more detail in Section 2.2.1 (Step 1: the UK Scheme) of Part IV above, the Partial Share Alternative will be limited to a maximum of 326,000,000 Restricted Newbelco Shares and a total cash top-up amount of £3,138,153,064. To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

7 This number is calculated on the basis of: (i) SABMiller’s issued share capital as at the close of business on 31 July 2016 of 1,623,481,308 ordinary shares (excluding 57,976,623 ordinary treasury shares); and (ii) 43,987,236 SABMiller Shares which may be issued on or after 31 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 50,646 cash settled options and stock appreciation rights), netted off against 11,064,537 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 31 July 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,656,404,007 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,064,537 SABMiller Shares may need to be issued (or transferred out of treasury).

Altria and BEVCO are the largest shareholders in SABMiller, holding respectively 430,000,000 and 225,000,000 SABMiller shares, representing in the aggregate 40.38% of SABMiller’s issued share capital as at 30 June 2016 and excluding any shares held in treasury. AB InBev has received Irrevocable Undertakings from Altria and BEVCO to vote in favour of the Transaction and elect for the Partial Share Alternative in respect of their entire beneficial holdings of SABMiller shares, corresponding to 316,999,695 Restricted Newbelco Shares (subject to pro rata scale back in the event that the Elections for the Partial Share Alternative by UK Scheme Shareholders would require, in total, more than 326,000,000 Restricted Newbelco Shares). See Section 9 (Persons acting in concert with AB InBev) of Part V for more details.

As a result of the Irrevocable Undertakings, AB InBev will not be required to pay the Unadjusted Consideration Value in respect of all of the Initial Newbelco Shares.

For illustrative purposes, set out below is an example calculation of the maximum amount of the Actual Cash Consideration Value that AB InBev would actually be required to pay under the Belgian Offer, assuming that at the time of the Belgian Offer, SABMiller has 1,656,404,007 shares outstanding in issue.

Description	Example Calculation

(i)          Illustrative Unadjusted Consideration Value, being the total number of Initial Newbelco Shares outstanding at the time of the Belgian Offer multiplied by the Price of £0.45 per Initial Newbelco Share

165,640,400,700 x £0.45 = £74,538,180,315

(ii)         minus the number of Initial Newbelco Shares to be held beneficially by Altria or BECVO from whom AB InBev has received Irrevocable Undertakings multiplied by the Price of £0.45 per Initial Newbelco Share

65,500,000,000 x £0.45 = £ 29,475,000,000
(iii) plus the value of the cash portion of the Partial Share Alternative in respect of Initial Newbelco Shares to be held beneficially by Altria or BECVO from whom AB InBev has received Irrevocable Undertakings	£3,051,514,000
Illustrative Actual Cash Consideration Value:	£48,114,694,315

The effect of the Irrevocable Undertakings is that the total aggregate amount of cash consideration payable in the Belgian Offer will be less than the amount of the Unadjusted Consideration Value. Given the structure of the Transaction as described above, the cash necessary for AB InBev to satisfy in full any cash consideration payable in the Belgian Offer will not be higher than the Actual Cash Consideration Value (which, in the illustrative example, was estimated to be £48,114,694,315). The Actual Cash Consideration Value may in practice be lower than the illustrative amount mentioned above if other SABMiller Shareholders elect for the Partial Share Alternative, in addition to Altria and BEVCO.

AB InBev has requested a derogation from the FSMA so that the Certificate required pursuant to article 3, 2° of the Takeover Royal Decree needs to cover the Actual Cash Consideration Value (as calculated at the time the Certificate is issued), and not the Unadjusted Consideration Value.

(ii)	Derogation

As per AB InBev’s request, on 26 July 2016, the FSMA granted a derogation to article 3, 2° of the Takeover Royal Decree in such a way that the FSMA allowed that the Certificate covers only the Actual Cash Consideration Value (as calculated at the time the Certificate is issued), and not the Unadjusted Consideration Value.

The FSMA considered that the fact that the Certificate only covers the Actual Cash Consideration Value is justified by the structure of the Transaction given that the undertakings by Altria and BEVCO not to tender any Initial Newbelco Shares in the Belgian Offer (except to the extent required to satisfy the cash element payable pursuant to the Partial Share Alternative and/or in the event that the scale back mechanism applies) are irrevocable and unconditional and that there are sufficient safeguards to enforce compliance thereof. In the event that, pursuant to the application of the scale back mechanism, a portion of Altria’s and BEVCO’s Initial Newbelco Shares would be tendered for the Cash Consideration, such cash amount would, as a result of the Proposed Structure, automatically reduce the cash needed to pay the other Newbelco Shareholders. As a result, the FSMA considered that AB InBev would, in the context of the Belgian Offer, never commit to pay a higher cash amount than the Actual Cash Consideration Value for which the Certificate would be provided. The FSMA considered that such derogation is compatible with the guideline set out in article 9, 5° of the Takeover Law.

7.2.3	Derogation from the FSMA on contents of the cash confirmation

(i)	Context

As described above, pursuant to article 3, 2° of the Takeover Royal Decree, “the funds needed to fulfil the bid shall be available, either on an account opened with a credit institution or in the form of an unconditional and irrevocable credit granted to the bidder by a credit institution; these funds shall be blocked in order to ensure the payment of the price for the securities acquired under the terms of the bid, or allocated exclusively for that purpose”. It is generally accepted that the credit institution delivering the Certificate must be a Belgian credit institution or an EU credit institution having a branch in Belgium and that the Certificate must be denominated in Euro.

On the date of this Prospectus, AB InBev has resources available to it for the purpose of the Belgian Offer which will include the following:

•	cash deposits in USD, Euro and GBP on accounts opened with various credit institutions (the Cash Deposits);

•	treasury instruments in USD, Euro and GBP, deposited on brokerage accounts opened with various credit institutions (the Treasury Instruments); and

•	funds available to AB InBev under the 2015 Senior Facilities Agreement.

In order to manage the resources available to it to complete the Belgian Offer in a prudent manner, AB InBev needs to be in a position to convert, at an appropriate time, the cash resulting from the Cash Deposits and the Treasury Instruments into GBP or ZAR8, to convert Cash Deposits from time to time into Treasury Instruments (and vice versa), to apply USD and/or Euro funds in settlement of maturing hedging contracts and to transfer the required GBP amount to one or several paying agents in order to effect the payment of the consideration due under the Belgian Offer in due time. As a result, AB InBev is not able to deposit the Cash Deposits and Treasury Instruments on accounts which are entirely blocked. Instead, AB InBev can arrange that the accounts to which the Cash Deposits and Treasury Instruments are credited will be subject to restrictions prohibiting any transfer of such Cash Deposits and Treasury Instruments other than to allow the funding of the closing of the Belgian Offer, the settlement of hedging contracts entered into in connection with the Belgian Offer and the transfer or conversion to another account subject to similar restrictions.

Taking into account the background and constraints set out in Section 7.1 (Terms of the Financing) above, AB InBev has requested the following derogations with respect to the contents of the Certificate to be filed under article 3, 2° of the Takeover Royal Decree:

•	a derogation allowing that the 2015 Senior Facilities Agreement and some of the Cash Deposits and Treasury Instruments referred to in the annexes to such Certificate be denominated in USD, in Euro or in GBP, while the cash consideration to be paid to the Newbelco Shareholders under the Belgian Offer will be in GBP;[9]

•	a derogation allowing that Cash Deposits and Treasury Instruments be held with credit institutions, some of which would be neither Belgian credit institutions nor European Union credit institutions having a branch in Belgium;

•	a derogation regarding the fact that the deposits made by AB InBev on bank accounts would not only consist in Cash Deposits, but also in Treasury Instruments deposited on brokerage accounts; and

•	a derogation with respect to the requirement for Cash Deposits and Treasury Instruments to be deposited on blocked bank accounts, provided that AB InBev will be subject to restrictions imposing to use such Cash Deposits and Treasury Instruments only with a view to funding the Belgian Offer, the settlement of hedging contracts entered into in connection with the Belgian Offer and the transfer or conversion to another account subject to similar restrictions.

8 The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, UK Scheme Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

9 See footnote 8.

(ii)	Derogation

As per AB InBev’s request, on 26 July 2016, the FSMA granted the above derogations with respect to the contents of the Certificate to be filed under article 3, 2° of the Takeover Royal Decree.

When granting the above derogations, the FSMA considered that such derogations were justified by the unusual size of the Transaction. First, the fact that a considerable part of the funds will be available in other currencies (including USD and EUR) than the one in which the offer price will be paid (GBP), is evidence of a prudent financing scheme, given the amount to be financed and the available sources of financing. The hedging arrangements will provide the protection against the currency exchange risk so as to enable AB InBev to pay the Cash Consideration due under the Belgian Offer at the appropriate time. Second, the unusual size of the Transaction and the fact that the funds will be available in several currencies also justify the fact that the funds will be spread across a significant number of banks, several of which do not respond to the definition of article 1, §2, 2° of the Takeover Royal Decree. In addition, the fact that the funds are spread across several banks also reduces AB InBev’s credit exposure to a single party (which in turn also serves the interest of the Newbelco Shareholders). Third, the size of the Transaction and the several currencies also justify the fact that the funds will be available under different forms (Cash Deposits, Treasury Instruments and the 2015 Senior Facilities Agreement). Investment by AB InBev of part of the funds in (short-term) Treasury Instruments instead of Cash Deposits also reduces the credit exposure. Lastly, the blocked bank accounts will be subject to restrictions prohibiting any transfers other than to allow the funding of the completion of the Belgian Offer, the settlement of hedging contracts entered into in connection with the Belgian Offer, and the transfer or conversion to another account subject to similar restrictions. This derogation is conditional upon receipt by the FSMA of the Certificate confirming the availability of the funds with the underlying banks and an overview of all resources available to AB InBev for the purpose of paying the Actual Cash Consideration Value due under the Belgian Offer. The FSMA considered that such derogation is compatible with the guideline set out in article 9, 5° of the Takeover Law.

The Certificate will confirm the availability and existence of the Cash Deposits, the Treasury Instruments and the funds under the 2015 Senior Facilities Agreement. The credit institution delivering the Certificate will not incur any liability for the performance, or failure to perform, by any of the underlying banks of its obligations (a) to deliver the funds intended (directly or indirectly) to complete the Belgian Offer under any deposit, loan, hedging or other transaction or (b) in respect of the transfer restrictions referred to above.

7.3	Impact of the Belgian Offer on the assets and results of AB InBev/Newbelco

For the year ended 31 December 2015, the AB InBev Group had profits of US$9,867 million. On the basis of unaudited pro forma financial information for the year ended 31 December 2015, as set out in Part A of Annex 2 to the Belgian Listing Prospectus (available from AB InBev’s website (www.ab-inbev.com)), assuming the Transaction had completed on 1 January 2015, the Combined Group would have had profits of US$10,473 million. Based on the unaudited interim report of the AB InBev Group for the six months ended 30 June 2016, the AB InBev Group had profits of US$829 million. On the basis of unaudited pro forma financial information for the six months ended 30 June 2016, as set out in Part A of Annex 2 to the Belgian Listing Prospectus (available from AB InBev’s website (www.ab-inbev.com)), assuming the Transaction had completed on 1 January 2015, the Combined Group would have had profits of US$3,966 million.

Based on the unaudited interim report of the AB InBev Group for the six months’ ended 30 June 2016, as at 30 June 2016 the AB InBev Group had total assets of US$191,129 million and liabilities of US$153,392 million. On the basis of the unaudited pro forma financial information for the six months ended 30 June 2016, as set out in Part A of Annex 2 to the Belgian Listing Prospectus (available from AB InBev’s website (www.ab-inbev.com)), assuming the Transaction had completed on 30 June 2016, the Combined Group would, as at 30 June 2016, have had assets of US$269,234 million and liabilities of US$180,585 million.

The pro forma financial information referenced above has been presented for informational purposes only and is not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the pro forma financial information does not purport to project the future financial position or operating results of the Combined Group. The pro forma financial information set out in this Section 7.3 has been prepared on the basis set out in, and should be read in conjunction with, Part A of Annex 2 to the Belgian Listing Prospectus (available from AB InBev’s website (www.ab-inbev.com)).

8.	REGULARITY OF THE BELGIAN OFFER

8.1	Decision of the AB InBev Board

On 22 August 2016, the AB InBev Board decided to proceed with the Belgian Offer subject to approval of the required documentation by the FSMA and the other conditions as described in detail in the Rule 2.7 Announcement.

8.2	Compliance with the law

The Belgian Offer is subject to the requirements of article 3 of the Takeover Royal Decree:

(i)	Totality of securities with voting rights or that give access to voting rights

The Belgian Offer covers all Initial Newbelco Shares, i.e., all of the outstanding shares which will have been issued by Newbelco pursuant to the Capital Increase upon the UK Scheme becoming effective. Aside from the Incorporation Shares (which will be cancelled simultaneously with the Capital Increase), Newbelco has at the date of this Prospectus not issued any other securities with voting rights or giving access to voting rights.

(ii)	Availability of the funds

See Section 7.2.2 (Derogation from the FSMA on the amount of the cash confirmation) above.

(iii)	Compliance of the conditions of the Belgian Offer with the Takeover Law and the Takeover Royal Decree

The conditions of the Belgian Offer comply with the applicable legislation and, more specifically, the Takeover Law and the Takeover Royal Decree. AB InBev considers that these conditions, including, in particular, the Price of the Belgian Offer, should allow it to achieve the desired outcome.

(iv)	Undertaking by AB InBev to see the Belgian Offer through

AB InBev undertakes, for its part, to make every effort to see the Belgian Offer through to completion, in accordance with the conditions and procedures provided for in this Prospectus.

(v)	Receipt of acceptances by the Offer Agent and payment of the Price of the Belgian Offer

The Offer Agent shall centralise, directly or indirectly, the receipt of Acceptance Forms. The payment of all cash amounts due from AB InBev to UK Scheme Shareholders will be effected at AB InBev’s instructions by SABMiller’s UK registrar (Equiniti Limited) (in the case of UK Scheme Shareholders on the UK Register) and SABMiller’s South African registrar (Computershare Investor Services Proprietary Limited) (in the case of UK Scheme Shareholders on the South African Register). (See Section 9.2 (Payment) below.)

8.3	Competition law approvals

The Transaction is subject to several pre-conditions and conditions that are described in detail in the Rule 2.7 Announcement. Such pre-conditions and conditions include amongst others:

•	the obtaining of regulatory approvals from applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa and other relevant jurisdictions; and

•	the approval of the relevant aspects of the Transaction by the AB InBev Shareholders, the Newbelco Shareholders and the SABMiller Shareholders.

As at the date of this Prospectus, the Transaction has already been approved by a number of antitrust or competition law authorities, including the European Commission, the U.S. Federal Trade Commission, the Ministry of Commerce of the People’s Republic of China and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev confirmed on 29 July 2016 that all pre-conditions of the Transaction have been satisfied. In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

9.	ACCEPTANCE

9.1	Acceptance period

9.1.1	General

The Acceptance Period will start on the day following the Capital Increase, which is expected to occur on the day falling two Business Days after the UK Scheme Effective Time, or on such other date as may be communicated by AB InBev by way of supplement to this Prospectus. Acceptances by the UK Scheme Shareholders in respect of the Belgian Offer will be made by the UK Agent acting on behalf of such shareholders on the basis of the Elections (or deemed Elections) made by such UK Scheme Shareholders pursuant to the UK Scheme.

The Belgian Offer is expected to be open for one day only. UK Scheme Shareholders will, however, have had the opportunity to make an Election between the Cash Consideration and the Partial Share Alternative and instruct the UK Agent during the UK Scheme process (from the time the UK Scheme Document is despatched or made available to them).

9.1.2	Derogation from the FSMA

Pursuant to article 30 of the Takeover Royal Decree, the minimum acceptance period is two weeks. In order to keep the number of days between the last day of trading of SABMiller Shares and the date of the payment of the Price of the Belgian Offer to the UK Scheme Shareholders to a minimum, AB InBev requested a derogation from the FSMA to the minimum duration of the acceptance period of the Belgian Offer to permit the Belgian Offer to open and close (and the Acceptance Period to start and finish) on the same day.

As per AB InBev’s request, given the specific structure of the overall Transaction, the FSMA allowed on 26 July 2016 for a derogation to article 30 of the Takeover Royal Decree such that the Acceptance Period would start and finish on the same day.

The FSMA considered that a limitation of the Acceptance Period to one Business Day is justified by the specific characteristics of the Transaction. Most importantly, the Prospectus will be made available to the SABMiller Shareholders well ahead of the opening of the Acceptance Period and during a period which exceeds the minimum acceptance period required under article 30 of the Takeover Royal Decree. As a result, the SABMiller Shareholders (who will become Newbelco Shareholders pursuant to the UK Scheme) will be given sufficient time to make an informed decision on the Belgian Offer. Moreover, in the context of the UK Scheme the (former) SABMiller Shareholders will have appointed the UK Agent to tender the Initial Newbelco Shares into the Belgian Offer such that the reduction of the Acceptance Period to a single day will not constitute an impediment to the practical steps to be taken to accept the Belgian Offer. The FSMA considered that such derogation is compatible with the guideline set out in article 9, 2° of the Takeover Law.

9.1.3	Acceptance

As described in more detail in Section 2.2.1 (Step 1: the UK Scheme) of Part IV above, under the terms of the UK Scheme, UK Scheme Shareholders will have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election.

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form attached hereto as Annex 2 in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

9.2	Payment

9.2.1	Payment mechanics

As soon as practicable on or after closing of the Belgian Offer, and in any event no later than three U.S. Business Days thereafter, AB InBev shall settle the Cash Consideration or the cash element of the Partial Share Alternative due to UK Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer on the following basis:

•	in the case of UK Scheme Shareholders registered on the UK Register whose UK Scheme Shares are held in certificated form immediately prior to the UK Scheme Record Time, by procuring the despatch to such UK Scheme Shareholders of cheques for the sums payable to such UK Scheme Shareholders, provided that if the amount payable to any such UK Scheme Shareholder exceeds £1 billion AB InBev reserves the right to make arrangements with such UK Scheme Shareholder to facilitate electronic payment of such amount in lieu of a cheque;

•	in the case of UK Scheme Shareholders registered on the UK Register whose UK Scheme Shares are held in uncertificated form through CREST immediately prior to the UK Scheme Record Time, by procuring that Euroclear UK is instructed to create an assured payment obligation in favour of the payment bank of the persons entitled thereto in accordance with the CREST system assured payment arrangements for the sums payable to them respectively, provided that AB InBev reserves the right to make payment of the said sums by cheque as set out in the sub-paragraph above if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this sub-paragraph;

•	in the case of UK Scheme Shareholders registered on the South African Register immediately prior to the UK Scheme Record Time, by procuring that STRATE and the SABMiller South African Registrar (as applicable) are, taking into account any applicable requirements of the South African Exchange Control Regulations as set out in Section 9.2.2 (South African Exchange Control Regulation) below, each instructed to create an assured payment obligation in favour of the payment bank of the persons entitled thereto for the sums payable to them respectively, provided that AB InBev reserves the right to make payment of the said sums by cheque as set out in the first sub-paragraph above if, for reasons outside its reasonable control (including if any such UK Scheme Shareholder has not provided account details to the STRATE System or the SABMiller South African Registrar, as applicable), it is not able to effect settlement in accordance with this paragraph.

Payments by CSDPs or brokers to Underlying Shareholders whose UK Scheme Shares are held in uncertificated form in the STRATE System immediately prior to the UK Scheme Record Time will, taking into account any applicable requirements of the South African Exchange Control Regulations as set out in Section 9.2.2 (South African Exchange Control Regulation) below, be made in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and their CSDP or broker, and Underlying Shareholders can contact their CSDP or broker for further information in this regard. None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall have any liability to Underlying Shareholders in the event that an Underlying Shareholder does not receive payment from their CSDP or broker and payment to PLC Nominees (Proprietary) Limited will be a complete discharge of AB InBev’s payment obligations in respect of Underlying Shareholders whose UK Scheme Shares are held in uncertificated form in the STRATE System.

As soon as practicable following the Reclassification and Consolidation and in any event no later than ten Business Days thereafter:

•	Newbelco will ensure that the share register of Newbelco is updated to reflect the Restricted Newbelco Shares held by UK Scheme Shareholders that validly elect (or are deemed to elect) for the Partial Share Alternative; and

•	Newbelco shall despatch, or shall procure the despatch of, a notice to each Restricted Newbelco Shareholder setting out the number of Restricted Newbelco Shares held by such Restricted Newbelco Shareholder, in each case taking into account any applicable requirements of the South African Exchange Control Regulations as set out in Section 9.2.2 (South African Exchange Control Regulation) below.

All cash proceeds due to UK Scheme Shareholders registered on the UK Register shall be paid in pounds sterling and, in the case of a cheque, drawn on a UK clearing bank.

All cash proceeds due to UK Scheme Shareholders registered on the South African Register shall be paid in South African rand and, in the case of a cheque if applicable, drawn on a South African clearing bank. AB InBev shall convert the aggregate cash proceeds due to such UK Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand at the average pound sterling/ZAR exchange rate obtained by AB InBev through a series of market transactions and matching opportunities over a fixed period of time between the South African Register Freeze Date and the second U.S. Business Day after closing of the Belgian Offer (the Applicable Rate). The Applicable Rate will be announced by AB InBev on a Regulatory Information Service and on SENS (as well as in the usual South African business newspapers for announcements of this nature) one business day before payment of the cash proceeds to UK Scheme Shareholders.

The actual amount of South African rand received by UK Scheme Shareholders registered on the South African Register, in respect of each UK Scheme Share, shall be equal to their proportionate entitlement (based on the amount due to them in pounds sterling) to such aggregate amount of South African rand received by AB InBev upon such conversion, provided that no amount of cash of less than one South African cent shall be paid to any UK Scheme Shareholder and the aggregate amount of cash to which a UK Scheme Shareholder shall be entitled shall be rounded down to the nearest South African cent

Please see Section 9.2.2 (South African Exchange Control Regulation) below for a summary of the impact of the South African Exchange Control Regulations for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form through the STRATE System in the context of the Transaction.

All deliveries of cheques to UK Scheme Shareholders registered on the UK Register shall be effected by sending the same by first class post (or international standard post, if overseas) in prepaid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the SABMiller Register of Members as at the UK Scheme Record Time (and, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register in respect of such joint holding at the UK Scheme Record Time).

To the extent that any payments to UK Scheme Shareholders registered on the South African Register are to be made by way of cheque, delivery of such cheques shall be effected by sending the same by registered post to the persons entitled thereto at their respective addresses as appearing in the SABMiller Register of Members as at the UK Scheme Record Time (and, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register in respect of such joint holding at the UK Scheme Record Time).

None of SABMiller, Newbelco, AB InBev, or the UK Agent or their respective agents shall be responsible for any loss or delay in the transmission or delivery of any cheques sent in accordance with this Section 9.2.1 (Payment mechanics), which shall be sent at the risk of the persons entitled thereto.

Cheques shall be made payable to the persons respectively entitled to the monies represented thereby (except that, in the case of joint holders, AB InBev reserves the right to make such cheques payable to that one of the joint holders whose name stands first in the SABMiller Register of Members in respect of such joint holding at the UK Scheme Record Time), and the encashment of any such cheque or the creation of any such assured payment obligation in accordance with this Section 9.2.1 (Payment mechanics) shall be a complete discharge of AB InBev’s obligations under the Belgian Offer to pay the monies represented thereby.

All electronic payments to UK Scheme Shareholders registered on the South African Register whose SABMiller Shares are held in certificated form shall be effected by electronic funds transfer to the bank account details provided to or held by the SABMiller South African Registrar for each respective UK Scheme Shareholder as at the UK Scheme Record Time. None of SABMiller, Newbelco, AB InBev, the UK Agent, or the Offer Agent or their respective agents shall be responsible for any loss or delay in the transmission of electronic payments sent in accordance with this Section 9.2.1 (Payment mechanics), which shall be sent at the risk of the persons entitled thereto.

AB InBev reserves the right to verify (or have the relevant SABMiller Registrars verify) the details of any UK Scheme Shareholder (including addresses and, if relevant, bank account details) as appearing on the SABMiller Register of Members or otherwise held by the SABMiller Registrars as at the UK Scheme Record Time before sending cheques or effecting electronic transfers, as applicable.

In accordance with the terms and conditions of the Belgian Offer: (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly; (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer shall be a complete discharge of AB InBev’s payment obligations; and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall have any obligation in relation to the application of the monies paid to a Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares shall be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares shall be held by) Nominee Shareholders, rather than Underlying Shareholders, and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Offer Agent shall not charge the Newbelco Shareholders any commission, fees or other costs under the Belgian Offer.

In view of the international nature of the Transaction, any taxes due or payable by Newbelco Shareholders in relation to the Belgian Offer, whether in Belgium or in any other jurisdiction, will be borne by the Newbelco Shareholders. AB InBev will therefore not bear any Tax on Stock Exchange Transactions that would be due by the Newbelco Shareholders tendering their Initial Newbelco Shares in the Belgian Offer upon intervention of a professional intermediary located in Belgium, contrary to market practice generally observed for Belgian offers.

9.2.2	South African Exchange Control Regulations

This section sets out a summary of the impact of the South African Exchange Control Regulations in the context of the Transaction for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System.

In South Africa, the Transaction has been approved by the Financial Surveillance Department of the South African Reserve Bank, which included, inter alia, approval of the:

-	UK Scheme Shareholders registered on the South African Register holding Initial Newbelco Shares to which they are entitled pursuant to the UK Scheme, which they will not be entitled to transfer for a period of 72 hours after their issue to such UK Scheme Shareholders other than pursuant to the Belgian Offer; and

-	the delisting of SABMiller from the Main Board of the Johannesburg Stock Exchange.

Approval of the Transaction by the Financial Surveillance Department of the South African Reserve Bank is subject to the conditions that, inter alia:

-	UK Scheme Shareholders registered on the South African Register at 4.30 p.m. (South African standard time) on the South African Register Freeze Date must receive any Initial Newbelco Shares to which they are entitled pursuant to the UK Scheme on the South African register of Newbelco; and

-	UK Scheme Shareholders registered on the South African Register, who are residents of, or emigrants from, the Common Monetary Area, who elect (or are deemed to elect) for the Partial Share Alternative will be required to obtain specific approval from the Financial Surveillance Department of the South African Reserve Bank through their authorised dealer in foreign exchange in South Africa to hold Restricted Newbelco Shares.

Any conditions attaching to any approval which is granted by the Financial Surveillance Department of the South African Reserve Bank to hold Restricted Newbelco Shares must be capable of satisfaction by the applicant. None of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent will have any obligation or liability in relation to the obtaining of any such approval or the satisfaction of any conditions attaching to any such approval.

Residents of the Common Monetary Area

In the case of:

(a)	UK Scheme Shareholders registered on the South African Register, whose registered addresses in the South African Register are within the Common Monetary Area and whose share certificates are not restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be settled directly upon such UK Scheme Shareholders in accordance with the terms and conditions of the Belgian Offer; and

(b)	Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System, whose registered addresses are within the Common Monetary Area and who have not been restrictively designated in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly to the accounts nominated for the relevant Underlying Shareholders by their duly appointed CSDP or broker in accordance with the provisions of the custody agreement with such CSDP or broker (following the crediting of the account(s) of such CSDPs with the relevant cash amount by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the UK Scheme Shareholder registered on the South African Register that holds such UK Scheme Shares on behalf of such CSDP or broker).

Emigrants from the Common Monetary Area

In the case of:

(a)	UK Scheme Shareholders registered on the South African Register who are emigrants from the Common Monetary Area and whose UK Scheme Shares form part of their blocked assets, whose share certificates are restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the relevant UK Scheme Shareholder’s blocked assets in terms of the South African Exchange Control Regulations; and

(b)	Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System who are emigrants from the Common Monetary Area and whose UK Scheme Shares form part of their blocked assets, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the UK Scheme Shareholder registered on the South African Register that holds such UK Scheme Shares on behalf of such Underlying Shareholders, to the blocked account of the Underlying Shareholders concerned nominated by their duly appointed CSDP or broker with their authorised dealer in foreign exchange in South Africa.

All other non-residents of the Common Monetary Area

In the case of:

(a)	UK Scheme Shareholders that are registered on the South African Register who are non-residents of the Common Monetary Area and whose registered addresses are outside the Common Monetary Area, whose share certificates have been restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration and the cash element payable pursuant to the Partial Share Alternative (as applicable) will: be settled directly upon such UK Scheme Shareholders in accordance with the terms and conditions of the Belgian Offer; and

(b)	Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System who are non-residents of the Common Monetary Area and whose registered addresses are outside the Common Monetary Area, the Cash Consideration and the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly to the accounts nominated for the relevant Underlying Shareholders by their duly appointed CSDP or broker in accordance with the provisions of the custody agreement with their CSDP or broker (following the crediting of the account(s) of such CSDPs with the relevant cash amount by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the UK Scheme Shareholder registered on the South African Register that holds such UK Scheme Shares on behalf of such CSDP or broker).

Restricted Newbelco Shares

(a)	UK Scheme Shareholders registered on the South African Register who are residents of, or emigrants from, the Common Monetary Area, who elect (or are deemed to elect) for the Partial Share Alternative will be required to obtain approval from the Financial Surveillance Department of the South African Reserve Bank through their authorised dealer in foreign exchange in South Africa to hold Restricted Newbelco Shares.

(b)	Any such UK Scheme Shareholder registered on the South African Register who wishes to elect for the Partial Share Alternative must provide the requested details relating to the exchange control approvals to make elections obtained through their authorised dealers, as explained in more detail in Part IV of this document.

(c)	Any such Underlying Shareholder on behalf of whom a Nominee Shareholder holds UK Scheme Shares in uncertificated form in the STRATE System who wishes to give an instruction to elect for the Partial Share Alternative must provide such details as are required by their appointed CSDP or broker in accordance with the provisions of the custody agreement with such CSDP or broker.

9.2.3	Derogation

Pursuant to article 3, 7° of the Takeover Royal Decree, a Belgian credit institution or the Belgian branch of a non-Belgian credit institution must take care of (i) the receipt of the acceptances and (ii) the payment of the price to the selling shareholders.

BNP Paribas Fortis SA/NV is acting as Offer Agent and, in this capacity, will be accepting the Acceptance Form(s).

However, in order to ensure that the UK Scheme Shareholders receive the consideration under the Belgian Offer in the most efficient manner, the payment of all cash amounts due from AB InBev to the UK Scheme Shareholders under the Belgian Offer will be effected by SABMiller’s UK registrar (Equiniti Limited) (in the case of UK Scheme Shareholders on the UK Register) and SABMiller’s South African registrar (Computershare Investor Services Proprietary Limited) (in the case of UK Scheme Shareholders on the South African Register).

As per AB InBev’s request, given the specific structure of the overall Transaction, the FSMA allowed on 26 July 2016 for a derogation to article 3, 7° of the Takeover Royal Decree such that the settlement of the Cash Consideration or the cash element of the Partial Share Alternative due to the UK Scheme Shareholders can be effected by Equiniti Limited and Computershare Investor Services Proprietary Limited. Accordingly, the Offer Agent will not be responsible for, and will not make any payments of, the cash amounts due under the Belgian Offer.

The FSMA considered the fact that the paying agents will neither be a Belgian credit institution (or investment firm authorised to hold funds) nor a non-Belgian credit institution (or investment firm authorised to hold funds) with a Belgian branch as justified given the specific characteristics of the Transaction. As a matter of fact, the UK Scheme Shareholders, who will hold the Initial Newbelco Shares which are subject to the Belgian Offer, are shareholders of an English company and the Initial Newbelco Shares that are the subject of the Belgian Offer will have been issued to such UK Scheme Shareholders on the day prior to the start of the Acceptance Period. As a result, the intervention of paying agents that are familiar with the execution of corporate actions and the settlement of transactions relating to the SABMiller Shares can be reasonably believed to offer a number of practical advantages over the intervention of a paying agent without such experience but satisfying the requirements of article 3, 7° of the Takeover Royal Decree. The FSMA considered that such derogation is compatible with the guidelines set out in article 9 of the Takeover Law.

9.3	Transfer of risk and title to the shares

Risk and title to Initial Newbelco Shares validly tendered during the Acceptance Period shall be transferred to AB InBev following the closing of the Acceptance Period.

9.4	Title to the shares

The Initial Newbelco Shares which will be acquired under the Belgian Offer by AB InBev will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this document other than any Permitted Dividend (on the terms set out in Section 2.2.5 (Value Reduction) of Part IV of this Prospectus).

9.5	Revision of Election

In accordance with Article 25, 1 of the Takeover Royal Decree, the terms of the Belgian Offer must provide that UK Scheme Shareholders (who will become Newbelco Shareholders as a result of the UK Scheme) may withdraw their acceptance during the Acceptance Period.

As a term of the UK Scheme, all UK Scheme Shareholders (who will become Newbelco Shareholders as a result of the UK Scheme) will irrevocably appoint the UK Agent to tender their Initial Newbelco Shares into the Belgian Offer in accordance with their Elections or deemed Elections. UK Scheme Shareholders may revise or withdraw their Elections until the end of the Acceptance Period. The UK Scheme will be binding on all UK Scheme Shareholders with effect from the UK Scheme Effective Time and therefore the appointment of the UK Agent to respond to the Belgian Offer in accordance with their Elections or deemed Elections will be made by all UK Scheme Shareholders from such time. If a UK Scheme Shareholder makes an election prior to the UK Scheme Effective Time but subsequently (after the UK Scheme Effective Time but prior to the end of the Acceptance Period) changes or withdraws such election, then under the terms of the UK Scheme the UK Agent’s appointment by such UK Scheme Shareholder will continue and such UK Agent shall respond to the Belgian Offer in accordance with such UK Scheme Shareholder’s subsequent Election or deemed Election.

9.6	Counteroffer

In the event of a higher bid (the price of which must be at least 5% above the Price of the Belgian Offer in accordance with articles 37 to 41 and article 57 of the Takeover Royal Decree), the Acceptance Period shall be extended until the expiry of the acceptance period for the higher bid. In the event of a valid and more favourable higher bid, all Initial Newbelco Shareholders that have offered their Initial Newbelco Shares would have a right to withdraw their acceptance in accordance with articles 25 and 57 of the Takeover Royal Decree. However, given the irrevocable undertakings given by Altria and BEVCO (see Section 9 (Persons acting in concert with AB InBev) of Part V) and the structure of the Transaction, AB InBev believes that a counteroffer will be unlikely.

10.	RE-OPENING OF THE BELGIAN OFFER

As noted in Section 9 (Persons acting in concert with AB InBev) of Part V, AB InBev has received the Irrevocable Undertakings from Altria and BEVCO. As a result of the Irrevocable Undertakings, AB InBev will in practice not be able to acquire in the Belgian Offer more than 59.55% of the Initial Newbelco Shares, meaning that AB InBev will not hold more than (i) 90% of the Initial Newbelco Shares and consequently will not have to re-open the Belgian Offer pursuant to article 35, 1° of the Takeover Royal Decree, or (ii) 95% of the Initial Newbelco Shares and consequently will not be entitled to proceed with a squeeze-out pursuant to article 42 of the Takeover Royal Decree.

11.	PUBLICATION OF THE RESULTS

In accordance with article 32 of the Takeover Royal Decree, AB InBev shall announce, at the latest on the Business Day following the end of the Acceptance Period, the results of the Belgian Offer, as well as the number of Initial Newbelco Shares AB InBev holds following the Belgian Offer. This announcement shall be made in a distributed press release and published on the websites of AB InBev (www.ab-inbev.com) and the Offer Agent (www.bnpparibasfortis.be/sparenenbeleggen; www.bnpparibasfortis.be/epargneretplacer).

12.	AGREEMENTS ENTERED INTO IN THE CONTEXT OF THE TRANSACTION

The following agreements were entered into between AB InBev, SABMiller, Altria and Intertrust in the framework of the Transaction. See also Section 9 (Persons acting in concert with AB InBev) of Part V of this Prospectus with respect to the Irrevocable Undertakings which AB InBev obtained from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively. In addition, see also Section 4.6 (Recent Events) of Part V in relation to the agreements entered into by AB InBev in relation to the Transaction-related Divestitures with the goal of proactively addressing potential regulatory considerations regarding its combination with SABMiller.

12.1	Confidentiality Agreements

On 14 October 2015, AB InBev and SABMiller entered into a mutual confidentiality agreement, amended by a deed of amendment dated 15 June 2016, pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to authorised recipients) unless required by law or regulation. These confidentiality obligations will remain in force following Completion.

AB InBev and SABMiller have also entered into a regulatory clean team confidentiality agreement dated 10 November 2015, which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of merger control and any other competition law and regulatory clearance matters in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a common-interest, confidentiality and joint defense agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

AB InBev and SABMiller have also entered into a disposals clean team confidentiality agreement dated 26 November 2015, which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of scoping and organising disposals required or pertinent for the regulatory clearances in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a convergence planning clean team agreement dated 29 February 2016, which sets out measures, safeguards and an information sharing protocol to ensure compliance of the integration process with applicable competition laws.

AB InBev and SABMiller also entered into a separation clean team agreement on 8 March 2016, for the purpose of setting up an antitrust-compliant process for accessing commercially sensitive information in respect of the Peroni, Grolsch and Meantime brand families and associated businesses. A related confidentiality agreement was executed on 30 March 2016 between SABMiller, AB InBev and Asahi for the purpose of setting up an antitrust-compliant process for providing Asahi with access to commercially sensitive information in respect of the Peroni, Grolsch and Meantime brand families and associated businesses.

AB InBev and Molson Coors have also entered into a confidentiality agreement dated 18 October 2015 pursuant to which AB InBev has undertaken, among other things, to keep certain information related to the MillerCoors divestiture confidential and not to disclose it to third parties (other than to authorised representatives) unless required by law or regulation. These confidentiality obligations will remain in force for two years from the date the confidentiality agreement was signed.

In addition, AB InBev and Molson Coors have entered into a clean team confidentiality agreement dated 27 October 2015, which sets out how competitively sensitive and highly confidential information can be disclosed, used or shared for the purpose of performing due diligence and valuation work for the MillerCoors Divestiture.

AB InBev, SABMiller and Molson Coors have also entered into a clean team confidentiality agreement dated 9 February 2016, which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of planning for certain transitional services and documenting commercial agreements in connection with the Transaction and the MillerCoors Divestiture. Asahi has entered into a joinder to this clean team confidentiality agreement dated 15 March 2016 which adds Asahi to the clean team confidentiality agreement for the purpose of documenting certain commercial agreements in connection with the acquisition by Asahi of the Peroni, Grolsch and Meantime brand families and associated businesses and the MillerCoors Divestiture.

In addition, AB InBev, SABMiller and Molson Coors have entered into a clean team confidentiality agreement dated 19 April 2016, which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of documenting certain transitional services and conducting integration planning in connection with the Transaction and the MillerCoors Divestiture.

AB InBev, SABMiller and Deloitte have entered into a clean team confidentiality agreement dated 8 August 2016 which sets out how confidential information can be disclosed, shared or used for the purpose of Deloitte reporting publicly and privately on the AB InBev Quantified Financial Benefits Statement (as defined in the UK Scheme Document).

12.2	Co-operation Agreement

12.2.1	Covenants and agreements in the Co-operation Agreement

On 11 November 2015, AB InBev and SABMiller entered into a Co-operation Agreement, pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction, as set out in Appendix 1 and Appendix 2 to the Rule 2.7 Announcement.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller have also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction. AB InBev has agreed that if any clearance remains outstanding by the Long Stop Date, AB InBev will use its best endeavours to enter into any arrangements which may be necessary with the relevant regulatory authorities to maintain the relevant regulatory authorities’ ability to obtain an effective remedy under the relevant merger control provisions including any conditions, undertakings or hold-separate arrangements.

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to each of the participants in SABMiller’s Zenzele Scheme as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree, each acting reasonably and in good faith) and, if applicable, from the date of agreement between AB InBev and SABMiller on any such proposals, SABMiller will not cause or give notice of an acceleration of the expiry of the Zenzele Scheme or any proposal without AB InBev’s consent. Agreement has been reached on a proposal to amend the Zenzele Scheme, the key terms of which are set out in paragraph 5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) of Part VIII of this Prospectus.

AB InBev has agreed to indemnify and hold harmless SABMiller (and each member of the SABMiller Group) from losses, liabilities, and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller (or any member of the SABMiller Group) arising from actions taken by the SABMiller Group prior to the termination of the Co-operation Agreement in compliance with specific obligations under the Co-operation Agreement, including pursuant to any indemnification arrangements between the SABMiller Group and Intertrust, such as the Intertrust Engagement Letter.

AB InBev and SABMiller have also agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors and members of the executive committee). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Plans. Information about the SABMiller Share Plans is set out in Section 5.2 (Treatment of SABMiller stock options and awards) of Part VIII of this Prospectus.

On 1 July 2016, AB InBev and SABMiller entered into a Deed of Amendment amending the Co-operation Agreement so as to clarify that the retention and other arrangements for SABMiller employees set out in Part B of Schedule 1 of the Co-operation Agreement shall not apply to employees of the CCBA group, other than those individuals who were employees of a member of the SABMiller Group immediately before completion of the CCBA transaction.

On 17 August 2016, AB InBev and SABMiller entered into a further deed of amendment amending the Co-operation Agreement in order to modify the transitional bonus arrangements for SABMiller employees in respect of the period following Completion to take account of the impact on bonus targets of the planned divestments of various SABMiller businesses by AB InBev on and following Completion. The deed of amendment provides that:

•	for those SABMiller employees (other than executive directors of SABMiller) who remain in employment after Completion, if completion occurs before 31 December 2016, bonuses for the nine-month period to 31 December 2016 (or to the date of termination of their employment, if earlier) will be calculated on a pro rata basis as follows:

(i)	any part of a bonus dependent on business unit (including country) performance, where such performance is measurable for the period ending 31 December 2016, shall be determined by reference to the existing applicable performance targets pro-rated and adjusted for the shortened period, and

(ii)	any part of a bonus dependent on SABMiller regional performance and SABMiller group performance, and business unit (including country) performance where such performance is not measurable for the period ending 31 December 2016, shall be at 75% of the maximum bonus opportunity, and such bonus payments shall be multiplied by 1.2, provided that business unit performance targets are met; and

•	for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment on 1 January 2017 (or, if later, Completion), bonuses for the calendar year starting on that date will be determined by reference to targets set by AB InBev, and subject to a multiplier of 1.2 where company performance targets are achieved, provided that for those employees whose employment is terminated prior to 31 December 2017, bonus payments will be calculated on a pro rata basis to the date of termination.

12.2.2	Termination of the Co-operation Agreement

Subject to the following, the Co-operation Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Co-operation Agreement shall cease forthwith, as follows:

•	if agreed in writing between the parties;

•	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

•	the relevant SABMiller Directors withdraw, adversely modify or adversely qualify the SABMiller board recommendation in respect of the Transaction or fail to publicly reaffirm such unanimous and unconditional recommendation within five business days of AB InBev’s reasonable request to do so (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); or

•	subject to certain limitations, if the Transaction is being implemented by way of the UK Scheme and the UK Scheme Court Meeting, the SABMiller General Meeting, the Newbelco General Meeting and the UK Scheme Court Sanction Hearing are not held by the specified dates;

•	upon service of written notice by either party to the other, following a Break Payment Event (as defined in Section 12.2.3 (Break payment) below);

•	upon service of written notice by AB InBev to SABMiller prior to the Long Stop Date, stating that either:

•	any pre-condition or condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the Long Stop Date and, notwithstanding that AB InBev has the right to waive such pre-condition or condition, AB InBev will not do so; or

•	any pre-condition or condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant pre-condition or condition (or confirmation that the pre-condition or condition is incapable of satisfaction, as appropriate) is permitted by the UK Panel;

•	upon service of written notice by AB InBev to SABMiller if (i) the UK Scheme is not approved at the UK Scheme Court Meeting or the SABMiller Resolution is not passed at the SABMiller General Meeting, or (ii) the Newbelco Resolutions are not passed at the Newbelco General Meeting;

•	upon service of written notice by AB InBev to SABMiller if a competing proposal (i) is recommended in whole or part by the relevant SABMiller Directors or (ii) completes, becomes effective or is declared or becomes unconditional in all respects;

•	if the Transaction is, with the permission of the UK Panel and, when applicable, the FSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date (other than where (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a switch from the UK Scheme to a UK Offer or (ii) it is otherwise to be followed within five business days by an announcement under Rule 2.7 of the UK City Code made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

•	if Completion has not occurred by the Long Stop Date.

Termination of the Co-operation Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. Certain customary provisions of the Co-operation Agreement shall survive termination.

12.2.3	Break Payment

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of USD 3.0 billion if prior to the termination of the Co-operation Agreement:

•	those shareholder resolutions of AB InBev which are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary for the approval of any relevant AB InBev Transaction Documents, are not passed by a specified date;

•	at or before the start of the AB InBev General Meeting (i) the AB InBev Board withdraws, adversely modifies or adversely qualifies the AB InBev Board recommendation in respect of the Transaction or fails to reaffirm or reissue the AB InBev Board recommendation within five business days of SABMiller’s reasonable request to do so, and (ii) within ten business days, SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction (and the UK Panel and the FSMA, if applicable, confirm that AB InBev is no longer required to proceed with the Transaction); or

•	any pre-condition and/or regulatory condition to the Transaction (as set out in the Rule 2.7 Announcement) has not been satisfied or waived by 11:59 p.m. on the date which is 14 days prior to the Long Stop Date, or AB InBev invokes (and is permitted by the UK Panel to invoke) any pre-condition and/or regulatory condition on or prior to the Long Stop Date,

(each a Break Payment Event).

In the event that a Break Payment Event occurs and AB InBev has paid the break payment (except with respect to (i) any amount payable by AB InBev pursuant to certain specific indemnity provisions in the Co-operation Agreement, and (ii) fraud), SABMiller’s receipt of the break payment shall be the sole and exclusive remedy of the SABMiller Group in respect of any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with the Co-operation Agreement, certain related agreements, and the Transaction, and for any and all losses and damages suffered arising out of or in connection with the Co-operation Agreement, certain related agreements or the Transaction (the Break Payment Limitation).

12.3	Deed of Indemnity

It is expected that AB InBev and SABMiller will enter into a deed of indemnity on or about the date of this Prospectus (the Deed of Indemnity), pursuant to which, in consideration for SABMiller:

•	providing selected financial and commercial information and representation letters to AB InBev for various purposes, including certain regulatory filings made in connection with AB InBev’s bond financing arrangements (described in further detail in Section 7.1.2 (Replacement bond financing) above), assessments by certain ratings agencies of the potential credit rating of a new entity to be carved out of SABMiller in the event of completion of the Transaction under a range of different scenarios, the preparation of certain reports by Ernst & Young LLP at the instruction of AB InBev relating to the Peroni, Grolsch and Meantime brands and their associated businesses in Italy, the Netherlands and the UK (the PGM Business), and for information purposes in connection with the proposed sale of the PGM Business;

•	agreeing to consider and/or conduct a bondholder consent solicitation process with regard to SABMiller’s USD300,000,000 6.625% guaranteed notes due 2033;

•	entering into an engagement letter with and agreeing to indemnify the UK Agent and hold it and its connected persons harmless against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or wilful misconduct of the UK Agent) which arise out of matters contemplated by or consequent upon the UK Agent’s engagement in relation to the Transaction,

It is expected that AB InBev will agree to indemnify and hold SABMiller and its connected persons harmless from and against any losses, liabilities and claims made against SABMiller and its connected persons (and any costs and expenses stemming from such claims) in connection with the items mentioned above other than when finally judicially determined to have arisen from the gross negligence, wilful misconduct, bad faith or fraud by SABMiller or its connected persons, as well as to reimburse SABMiller for any expenses incurred in connection with the bondholder consent solicitation process. It is expected that SABMiller will consent to the ongoing inclusion and/or provision of such information and letters in certain places and/or situations.

It is expected that AB InBev will acknowledge and agree that any amounts payable in connection with the Deed of Indemnity shall be excluded for the purposes of the Break Payment Limitation and that the Deed of Indemnity shall survive the Co-operation Agreement.

12.4	Information Rights Agreement

On 11 November 2015, AB InBev and Altria entered into an information rights agreement, pursuant to which Newbelco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in Newbelco. Upon Completion, this information rights agreement will replace the existing relationship agreement that is in place between Altria and SABMiller.

Under the terms of the Transaction, as stated in the Rule 2.7 Announcement, any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(i)	it will be the sole legal and beneficial holder of no less than 10% of the share capital of Newbelco in issue from time to time;

(ii)	for the purposes of its financial reporting it accounts for its shareholding in Newbelco on the basis of the equity method of accounting in accordance with U.S. GAAP; and

(iii)	it is a U.S. listed company subject to the reporting requirements under the Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

12.5	Tax Matters Agreement

On 11 November 2015, AB InBev entered into a Tax Matters Agreement with Altria, pursuant to which AB InBev (and, after Completion, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction.

In particular, AB InBev gives certain representations as to the structure and implementation of the Transaction that support the giving of opinions by Altria’s U.S. counsel that (i) the “Reorganization”, as defined in the Tax Matters Agreement (being collectively the transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, the issue of the Initial Newbelco Shares to the UK Scheme Shareholders, the registration of the UK Scheme Shareholders as Newbelco Shareholders in the share register of Newbelco, the re-registration of SABMiller as a private limited company and the CTB Election), and (ii) the reclassification and consolidation of Initial Newbelco Shares into Restricted Newbelco Shares, will qualify as tax-free reorganisations for U.S. Federal income tax purposes (the Tax Opinions).

If Altria is unable to obtain the Tax Opinions from its U.S. counsel as a result of a change in law or an action taken by SABMiller, in certain circumstances an alternative set of representations may be given by AB InBev, which support the characterisation of the transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco and the issue of the Initial Newbelco Shares to the UK Scheme Shareholders (without the CTB Election) and the Belgian Merger (together) as a transaction that will qualify for non-recognition of gain and loss for U.S. Federal income tax purposes under section 351 of the United States Internal Revenue Code.

If certain of AB InBev’s representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after Completion, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The Tax Matters Agreement sets out the framework for ongoing co-operation between AB InBev and Altria after Completion in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provides that, upon Completion, the existing tax matters agreement in place between Altria and SABMiller will be terminated.

It is expected that on or around the date of this Prospectus, AB InBev and Altria will enter into an amended and restated Tax Matters Agreement, in order to make certain adjustments to the representations as to the structure and implementation of the Transaction to reflect additional details that have developed since 11 November 2015.

Under the terms of the Transaction, as stated in the Rule 2.7 Announcement, any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(i)	it is a United States corporation;

(ii)	it owns (or is deemed to own for U.S. Federal income tax purposes) no less than 5% of the UK Scheme Shares; and

(iii)	it owns (or is deemed to own for U.S. Federal income tax purposes) no less than 10% of the Restricted Newbelco Shares at Completion.

12.6	Intertrust Engagement Letter

On 19 April 2016 AB InBev and SABMiller International B.V., a subsidiary of SABMiller, entered into an agreement with Intertrust (the Intertrust Engagement Letter), pursuant to which Intertrust will provide certain incorporation and corporate services in relation to Newbelco.

Intertrust will ensure that Newbelco undertakes, among others, certain corporate actions in accordance with the timetable proposed by SABMiller International B.V. and agreed with AB InBev, including approving, signing or filing certain documents in the form agreed between SABMiller and AB InBev. In addition, Intertrust may not, without the prior written consent of both AB InBev and SABMiller International B.V. (i) provide any service that is not set out in the Intertrust Engagement Letter, or (ii) provide a service in a manner that is inconsistent with the terms of the Intertrust Engagement Letter. SABMiller International B.V. reserves the right (exercisable only with AB InBev’s consent) to make any reasonable variation or addition to Intertrust’s obligations under the Intertrust Engagement Letter which is necessary for the purposes of implementing the Transaction.

SABMiller International B.V. is principally responsible for paying Intertrust’s fees and expenses in connection with the services. Depending on the service in question, Intertrust’s fees are charged at a fixed rate or at a variable rate calculated on an hourly basis.

SABMiller International B.V. must indemnify and hold Intertrust and the directors procured by Intertrust harmless from and against any claims, proceedings, demands, liabilities, damages, losses, taxes, fines, costs, expenses and legal fees that Intertrust may incur directly or indirectly in connection with the services.

SABMiller International B.V. agrees to indemnify and hold harmless both Intertrust and the directors procured by Intertrust from and against any claims relating to:

(i)	responsibility or liability of Newbelco and/or its directors which results from a director, other than a director procured by Intertrust, failing to properly perform his duties or any other act or omission of that director;

(ii)	untimely or improper bookkeeping, to the extent that Intertrust is not responsible for Newbelco’s bookkeeping; or

(iii)	non-compliance with statutory obligations.

Intertrust shall not be liable for any error of judgment or damage, loss, claims, proceedings, demands, liabilities, costs or expenses incurred by SABMiller International B.V., any of its group members or any other person as a result of or in connection with the Intertrust Engagement Letter or the provision of the services, unless caused by, resulting from or contributed to, by the actual fraud, gross negligence or wilful default by Intertrust.

Either SABMiller International B.V. or Intertrust may terminate the Intertrust Engagement Letter at the end of any calendar month by giving three months’ prior written notice to the other. Intertrust agrees not to exercise this right to terminate the Intertrust Engagement Letter for an initial period of 18 months commencing on 19 April 2016.

PART VIII: INTENTIONS OF THE BIDDER

1.	BACKGROUND TO AND REASONS FOR THE TRANSACTION

General description

The combination of the AB InBev Group and the SABMiller Group will create a truly global brewer and one of the world’s leading consumer products companies. As a consumer-centric, sales-driven group, the Combined Group will produce, market, distribute and sell a strong and balanced portfolio of well over 400 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden, Castle Lager (except in the United States), Castle Lite (except in the United States), and Redd’s (except in the United States); and brands primarily distributed to local markets such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Franziskaner in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China, Cass in South Korea, Carling Black Label and Hansa Pilsener in South Africa, Aguila and Poker in Colombia, Hero in Nigeria, Cristal and Pilsen Callao in Peru, Victoria Bitter and Carlton Draught in Australia and Safari and Kilimanjaro in Tanzania. The Combined Group will also produce and distribute soft drinks, particularly in Central and South America and Africa, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and Mexico, and MixxTail in China, Argentina and other countries.

The Combined Group will inherit a long brewing tradition of more than 600 years, stretching back to the founding of the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, USA since 1852, and the history of the South African Breweries (SAB), with its origins in Johannesburg in 1895.

The Combined Group will maintain a global footprint with a balanced exposure to developed and developing markets and production facilities spread across the regions in which it operates.

The Combined Group will have brewing operations within the developed markets in North America and in Europe. The Combined Group will also have exposure to key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America

A Compelling Opportunity

Given the largely complementary geographical footprints and brand portfolios of the AB InBev Group and the SABMiller Group, the Combined Group will have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

AB InBev believes that the Transaction is in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

Combination to Generate Significant Growth Opportunities, Benefiting Stakeholders around the World

AB InBev believes that further significant growth opportunities will arise from marketing the Combined Group’s joint brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organisation.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both the AB InBev Group and the SABMiller Group. AB InBev believes that the Combined Group’s portfolio of complementary global and local brands will provide more choices for beer drinkers in new and existing markets. In addition, AB InBev believes that bringing together the capabilities of both companies will lead to further product and service innovations for its consumers around the globe.

Africa will play a unique role in the Combined Group

AB InBev believes that Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

AB InBev does not currently have any significant operations in Africa and believes that the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of the SABMiller Group in the region dating back to the 19th century.

On 14 April 2016 AB InBev announced that it had entered into an agreement with the South African Government in terms of which AB InBev made commitments to contribute to South Africa (the EDD Agreement). The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg. Please see paragraph 5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) of Part VIII of this Prospectus for further details on the Zenzele Scheme.

AB InBev will make available over a five-year period commencing on Completion, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR 1.0 billion for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016 AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after Completion, the New Ordinary Shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg. The goal of the partnership will be to reduce the harmful use of alcohol and promote enterprise development and it is intended that the partnership will be subject to Completion. As part of this partnership, AB InBev intends to commit to an investment of ZAR 50.0 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months, Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalise the governance and constitution of the African board.

Building a better world together

Both the AB InBev Group and the SABMiller Group strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain - from farmers to brew masters to truck drivers to customers - as well as by aspiring to the highest standards of corporate social responsibility. AB InBev believes the Transaction will allow the two companies to benefit from, and build upon, each other’s successes.

With the launch of the UN Sustainable Development Goals in September 2015, an expectation was set that business will play its part in addressing the world’s challenges. Both companies have strong programmes that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work. The Combined Group will consolidate these programmes and set stretching targets for its direct operations, in particular to reduce water use and carbon emissions. AB InBev also recognises the importance of looking beyond direct operations to the value chain and broader society.

The AB InBev Group and the SABMiller Group operate in many communities that face major social and environmental challenges, and they know that long-term business growth and success depends on the prosperity and resilience of these communities. Both companies have set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment, and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, the SABMiller Group has committed to support hundreds of thousands of small-scale farmers, retailers and entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer programme in South Africa, the SABMiller Group is working with the World Wildlife Fund (WWF) to improve the economic, environmental and social sustainability of barley production, and through Go Farming, the SABMiller Group has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

Similarly, the AB InBev Group is supporting local barley growers through its SmartBarley program, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

Both the AB InBev Group and the SABMiller Group have invested in understanding local water risks and establishing solutions based on collective action and partnerships, in order to secure water resources for all users, including local communities.

It is AB InBev’s intention that following Completion, the Combined Group will consolidate these programmes where applicable, identify best practices and leverage the capabilities of both the AB InBev Group and the SABMiller Group.

Building the best global talent pool

The Combined Group will have deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that the Combined Group can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

The AB InBev Group and the SABMiller Group are truly international organisations, with over 30 nationalities represented in the most senior management positions. The management teams have extensive market expertise offering management experience in complementary regions worldwide.

Generating attractive synergies and creating additional shareholder value

The Combined Group will generate attractive synergies and create additional shareholder value. The constituent elements of synergies, which are expected to originate from the cost bases of both the AB InBev Group and the SABMiller Group and are in addition to savings initiatives already underway at the SABMiller Group, will comprise:

•	procurement and engineering savings expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across the Combined Group’s cost base;

•	brewery and distribution efficiency gains expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•	sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•	administrative costs savings expected to be generated from the realignment of corporate headquarters and overlapping regional headquarters across the Combined Group.

AB InBev also believes that significant further value could be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both the AB InBev Group and the SABMiller Group.

Structure of the Transaction

The Transaction is intended to facilitate the combination of AB InBev and SABMiller in a manner that takes into account numerous considerations, including UK and Belgian law, applicable regulatory rules, AB InBev and SABMiller corporate objectives, shareholder objectives (including obtaining tax-free treatment for SABMiller Shareholders who receive Restricted Newbelco Shares as part of the Transaction), and transactional taxes (such as stamp duties).

Transaction-related Divestitures

Completion is subject to a number of pre-conditions and conditions. These pre-conditions and conditions include the receipt of regulatory clearances in the European Union, the United States, South Africa, China and certain other jurisdictions. With the goal of proactively addressing potential regulatory considerations regarding its combination with SABMiller, AB InBev has entered into the MillerCoors Divestiture, the CR Snow Divestiture and the Distell Divestiture, accepted the binding offer from Asahi the to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands and the UK and internationally (excluding certain rights in the U.S.), and offered the entirety of assets of SABMiller in Central and Eastern Europe (Hungary, Romania, Czech Republic, Slovakia and Poland) for divestment. Please refer to Section 4.6.1 (Transaction-related Divestitures) of Part V (Information about the Bidder and its business) of this Prospectus for more information on these divestitures.

2.	ABSORPTION BY NEWBELCO

The Transaction will be implemented through the Proposed Structure. Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders and holders of AB InBev ADSs will become Newbelco Shareholders and holders of Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

Pursuant to the Belgian Merger:

•	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

•	upon the exchange of their AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

•	the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation.[10]

3.	EMPLOYMENT AT SABMILLER

Retention and incentivisation

AB InBev has reiterated to SABMiller that it attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion and beyond. AB InBev and SABMiller have therefore agreed to certain retention and incentivisation arrangements for SABMiller employees.

AB InBev has put in place a cash incentive plan for certain key employees of SABMiller (excluding the SABMiller executive directors and members of the executive committee) linked to the timing of Completion. Participating employees will be entitled to receive:

•	up to 6 months’ pay if specified regulatory or other approvals are obtained, information for certain financing arrangements is supplied, milestones in preparing for integration and disposals are achieved, and/or relevant conditional disposal agreements are signed on or before a specified date; and

•	up to 12 months’ pay if Completion occurs on or before a specified date.

Pay for this purpose is defined as base pay plus target bonus, as determined in accordance with normal SABMiller practice. If these specified dates are not achieved, an amount may still be paid at the discretion of AB InBev and SABMiller.

AB InBev also plans to put in place a performance-based long-term incentive plan under which AB InBev options will be granted to certain employees of SABMiller following Completion. No members of SABMiller’s existing executive committee will participate in this arrangement.

In accordance with the Co-operation Agreement, certain SABMiller employees (excluding the SABMiller executive directors and the members of the executive committee) are eligible for cash retention payments, payable in instalments over a period of 24 months from the date of the Announcement and conditional upon the employee performing satisfactorily and not resigning

10 Except for Newbelco and former AB InBev subsidiaries that will hold Newbelco Shares in treasury.

or being dismissed for cause prior to the relevant payment date. Following Completion, AB InBev may put in place other cash retention schemes for certain SABMiller employees (excluding the SABMiller executive directors and the members of the executive committee) in relation to the disposal of SABMiller’s Central and Eastern European businesses.

SABMiller and AB InBev have agreed that bonus payments for SABMiller employees (other than for the SABMiller executive directors) for the nine-month period to 31 December 2016 will be calculated on a pro rata basis as follows:

•	any part of a bonus dependent on business unit (including country) performance, where such performance is measurable for the period ending 31 December 2016, shall be determined by reference to the existing applicable performance targets pro-rated and adjusted for the shortened period; and

•	any part of a bonus dependent on SABMiller regional performance and SABMiller group performance, and business unit (including country) performance where such performance is not measurable for the period ending 31 December 2016, shall be at 75% of their maximum bonus opportunity, and such bonus payments shall be multiplied by 1.2, provided that business unit performance targets are met.

AB InBev has also agreed that, for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment on 1 January 2017 (or, if later, Completion), bonuses for the calendar year starting on that date will be determined by reference to targets set by AB InBev and subject to a multiplier of 1.2 if company targets are achieved, provided that for those employees whose employment is terminated prior to 31 December 2017, bonus payments will be calculated on a pro rata basis to the date of termination.

Any employee (other than the SABMiller executive directors and the members of the executive committee) who is subject to a qualifying termination in the 24 months following Completion will have the period of notice to which they would otherwise be legally entitled doubled (up to a maximum of 12 months’ notice) for the purposes of calculating their payments in lieu of notice.

Terms and conditions of employment

In addition to these retention and incentive arrangements, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group, provided that this shall not apply to employees of the CCBA Group other than those employees who were employees of a member of the SABMiller Group immediately prior to completion of the CCBA Transaction.

AB InBev also confirms that, upon and following Completion, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law as well as the enhanced severance arrangements and other commitments set out in Part B of Schedule 1 of the Co-operation Agreement. Further, AB InBev confirms that, save as outlined in this paragraph, there is no current intention to make any material change to the terms and conditions of employment of the employees of the Combined Group. AB InBev also confirms that it will continue to comply with all of the pension obligations (including any commitment to make employer contributions) of the SABMiller Group and has no current intention to change the basis on which new members are admitted.

For further details of the commitments given by AB InBev to the South African government in relation to employees in South Africa please see Section 4.6.2 (Public interest commitments in South Africa) of Part V above.

Integration

As stated in the Rule 2.7 Announcement, the AB InBev Board believes that in order to achieve the expected benefits of the Transaction and optimise the future structure of the Combined Group, operational and administrative restructuring and reorganisation will be required following Completion. The integration work carried out to date has confirmed the potential to generate cost savings for the Combined Group in areas such as reducing headcount in overlapping corporate and support functions where there may be duplication.

AB InBev continues to develop its plans for integrating the Combined Group following Completion. AB InBev and SABMiller are engaged in continuing consultation with appropriate employee representatives regarding the Transaction and integration. AB InBev will continue its dialogue with relevant employee representatives and will engage with appropriate stakeholders in finalising its integration plans.

There are some functions within the Combined Group, such as sales and front-office supply, where it has not been possible to advance integration planning because of regulatory restrictions. AB InBev is therefore unable to give any view on the impact of the Transaction on employment in these functions. For those functions where integration planning has been possible within the Combined Group, AB InBev currently expects an overall potential job reduction of approximately 3 per cent. of the total workforce of the Combined Group. It is anticipated that these job reductions will be implemented gradually, in phases, over a three-year period following Completion.

While the extent of any job reductions in all locations is not yet certain, AB InBev’s stated intention that the Combined Group will be headquartered in Leuven and will retain AB InBev’s Global Functional Management Office in New York will mean that the head office functions of AB InBev and SABMiller are integrated into AB InBev’s headquarters and the Global Functional Management Office following Completion. This integration is subject to consultation with the potentially affected SABMiller employees but is likely to involve the loss of roles at SABMiller’s global headquarters in Woking (the SABMiller GHQ) in a short period following Completion. AB InBev will work to mitigate the impact of this by making alternative roles available in integration and business continuity teams that will remain at the SABMiller GHQ (with some of these roles being filled by current AB InBev employees) for an as yet undetermined period following Completion, and by making available AB InBev vacancies to affected SABMiller employees following Completion. Subject to consultation with affected employees, AB InBev expects the integration to include the closure of the SABMiller head office at One Stanhope Gate, London in the period of 12 months following Completion.

AB InBev has announced its intention to co-locate the various zone headquarters in the Combined Group. The co-location proposal is subject to appropriate consultation with any affected employees but would involve the SABMiller regional headquarters (and any associated roles):

•	in Miami being relocated to Bogotá, Colombia; and

•	in Hong Kong and Beijing being relocated to Melbourne, Australia,

within a few months after Completion, following the establishment of the relevant zone headquarters. In relation to the European headquarters, AB InBev’s intention is to retain its headquarters in Belgium.

AB InBev has agreed to divest, or announced its intention to agree to divest, certain SABMiller businesses on or following Completion, including SABMiller’s European premium brands and their related businesses, its Central and Eastern European businesses. It has also agreed to transfer SABMiller’s Panamanian business to Ambev. Further details on these transactions are set out in Section 4.6.1 (Transaction-related Divestitures) of Part V above. The transactions will involve the transfer of SABMiller employees in these businesses to the relevant purchaser.

The future of SABMiller’s Europe hub in Zug, Switzerland will be determined as part of the Central and Eastern European divestment process. The details of these proposals are subject to appropriate consultation with affected employees.

AB InBev will also be looking at how the procurement functions of both SABMiller and AB InBev will be organised within the Combined Group. At this stage, the Global Procurement Offices of both AB InBev and SABMiller will continue to operate in Leuven, Belgium; Zug, Switzerland; and Prague, Czech Republic following Completion, until a further review has been completed.

AB InBev has also announced its new nine-Zone organisational model and has announced that the Executive Board of Management of the Combined Group following Completion will be composed of the nine Zone Presidents and ten Functional Heads of the Combined Group, reporting to the Combined Group’s CEO, Carlos Brito. Mauricio Leyva, the current Managing Director of SAB (Pty) Limited, will join the Executive Board of Management as the Middle Americas Zone President. Three members of the SABMiller executive committee, John Davidson (General Counsel and Corporate Affairs Director), Johann Nel (Group Human Resources Director) and Mark Bowman (Managing Director of SABMiller Africa), have agreed to assist the Combined Group with the transition implementation for a period expected to be at least six months following Completion. All other members of SABMiller’s executive committee, including the SABMiller executive directors, will leave the business on Completion. Information on the SABMiller Directors and the effect of the UK Scheme on their interests is set out in Section 9 (Persons acting in concert with AB InBev) of Part V above.

As a consequence of AB InBev’s new organisational model, many of the markets currently served by AB InBev International (ABII) will be integrated into the new Zones. Therefore, it is anticipated that ABII will be decentralised and all its remaining markets managed by the respective Zones. This is subject to appropriate consultation with affected employees.

In South Africa, under the conditions set out by the South African Competition Tribunal in its approval of the Transaction, AB InBev is prohibited from undertaking involuntary retrenchments related to the transaction in South Africa. In addition, AB InBev has committed to maintaining its total permanent employment levels in the beer and cider business in South Africa as at the date of Completion, for a period of five years. However, AB InBev may seek to implement changes to the reporting lines and roles of, and work undertaken by, certain employees in South Africa following Completion. The details of any such changes are not yet known and would be subject to appropriate consultation.

In accordance with the requirements of Rule 2.12 of the UK City Code, SABMiller has made available to employee representatives (or where there are none, to the employees themselves) and pension scheme trustees a copy of the Announcement and the Revised Announcement and has informed them of the right of employee representatives and pension scheme trustees under Rule 25.9 of the UK City Code to require that a separate opinion of the employee representatives or pension scheme trustees on the effects of the Transaction be appended to this document. In accordance with Rule 25.9 of the City Code the Employee Representatives’ Opinions can be found at Appendix VI of the UK Scheme Document.

4.	DIVIDEND POLICY

4.1	Dividend policy

It is expected that Newbelco’s dividend policy will be to declare a dividend representing in aggregate at least 25% of its consolidated profit attributable to its equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

Any matter relating to Newbelco’s dividend pay-out policy will be within the jurisdiction of Newbelco’s shareholders’ meetings in accordance with the Belgian Companies Code.

The dividends payable by Newbelco are expected to be paid on a semi-annual basis (i.e. dividends for any given fiscal year are expected to be paid in November of such year and in May of the following year). The dividend payable in November will be an advance amount decided by the Newbelco Board in the form of an interim dividend. The dividend payable in May of the following year will be decided by Newbelco Shareholders at a shareholders’ meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates and at the places communicated by the Newbelco Board. It is expected that such semi-annual dividend payment will allow Newbelco to manage its cash flow efficiently throughout the year by matching dividend payments closely with operating cash flow generation.

4.2	Dividends

As Newbelco was incorporated on 3 March 2016, no dividend has yet been paid by Newbelco.

The table below summarises the dividends paid by AB InBev in the most recent financial years.

Financial year	Number of AB InBev Shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Payment date(s)
2015	1,608,242,156	2.00	3 May 2016
2015	1,608,242,156	1.60	16 November 2015
2014	1,608,242,156	2.00	6 May 2015
2014	1,608,242,156	1.00	14 November 2014
2013	1,607,844,590	1.45	8 May 2014
2013	1,607,844,590	0.60	18 November 2013
2012	1,606,787,543	1.70	2 May 2013
2011	1,606,071,789	1.20	3 May 2012
2010	1,605,183,954	0.80	2 May 2011
2009	1,604,301,123	0.38	3 May 2010

5.	SHARE PLANS OF NEWBELCO AND SABMILLER

Newbelco’s share-based payment plans will be inherited from AB InBev’s existing plans, as set out in Section 5.1 (AB InBev share-based payment plans) below. The existing stock options plans and awards of SABMiller will be treated as set out in Section 5.2 (Treatment of SABMiller stock options and awards) below.

5.1	AB InBev share-based payment plans

5.1.1.1	Overview of AB InBev existing plans

AB InBev currently has three primary share-based payment plans, namely the LTI Warrant Plan, established in 1999 and replaced by the LTI Stock Option Plan Directors in 2014, the Share-Based Compensation Plan, established in 2006 (and amended as from 2010) and the LTI Stock Option Plan Executives, established in 2009.

In addition, from time to time, AB InBev makes exceptional grants to its employees and employees of its subsidiaries or grants of shares or options under plans established by AB InBev or by certain of its subsidiaries, as further set out below.

(i)	LTI Warrant Plan

Before 2014, AB InBev regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares) under its LTI Warrant Plan for the benefit of its directors and, until 2006, for the benefit of members of its executive board of management and other senior employees.

Each LTI warrant gives its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered AB InBev Shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of AB InBev Shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years. From 2007 onwards (and in 2003), LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves AB InBev’s employment. At the annual shareholders’ meeting of AB InBev of 30 April 2014, all outstanding LTI warrants under AB InBev’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing shares of AB InBev instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

Since 2007, members of AB InBev’s executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under AB InBev’s Share-Based Compensation Plan and LTI Stock Option Plan Executives. See paragraph (ii) (Share-Based Compensation Plan) and paragraph (iii) (LTI Stock Option Plan Executives) below. Since 2014, AB InBev’s directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders’ meeting of AB InBev decided to replace the LTI Warrant Plan with the LTI Stock Option Plan Directors. As a result, grants to AB InBev’s directors now consist of LTI stock options instead of LTI warrants, i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares. Grants are made annually at AB InBev’s shareholders’ meeting on a discretionary basis upon recommendation of AB InBev’s remuneration committee.

LTI stock options have an exercise price that is set equal to the market price of AB InBev’s shares at the time of granting, with a maximum lifetime of ten years and an exercise period that starts after five years. The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

The table below provides an overview of all of the options outstanding under AB InBev’s LTI Warrant Plan as of 31 December 2015:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)	Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
				Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)	(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301	0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046	0	13.76	—	—
3	25 April 2000	24 April 2010	2.425	0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397	0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186	0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343	0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053	0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919	0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245	0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464	0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066	0	19.51	—	—
12	27 April 2004	26 April 2014	3.881	0	23.02	0	14.39
13	26 April 2005	25 April 2015	2.544	0	27.08	0	16.93
14	25 April 2006	24 April 2016	0.688	0.074	38.70	0.004	24.20
15	24 April 2007	23 April 2012	0.120	0	55.41	—	—
16	29 April 2008	28 April 2013	0.120	0	58.31	—	—
17	28 April 2009	27 April 2014	1.199(5)	0	21.72	—	—
18	27 April 2010	26 April 2015	0.215	0	37.51	—	—
19	26 April 2011	25 April 2016	0.215	0.095	40.92	—	—
20	27 April 2012	26 April 2017	0.200	0.180	54.71	—	—
21	24 April 2013	23 April 2018	0.185	0.185	76.20	—	—

	Total		20.812	0.534		0.004

Notes:

(1)	At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under the LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing ordinary shares instead of the right to subscribe to newly issued AB InBev Shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.

(2)	The number of stock options granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of the adjustment resulting from AB InBev’s rights offering in December 2008, as described in more detail below. The number of stock options remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants, which have subsequently been converted to stock options, were adjusted in connection with AB InBev’s rights offering in December 2008.

(3)	Entries in the “unadjusted” columns reflect the number of stock options outstanding, and the exercise price of such stock options, in each case that were not adjusted as a result of AB InBev’s rights offering in December 2008, as described in more detail below.

(4)	Entries in the “adjusted” columns reflect the adjusted number of stock options outstanding, and the adjusted exercise price of such stock options as a result of AB InBev’s rights offering in December 2008, as described in more detail below.

(5)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of AB InBev’s rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2015, the total number of stock options and warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2015, of the 0.538 million outstanding stock options, 0.349 million were vested.

The LTI Warrant Plan terms and conditions provide that, in the event that a corporate change decided upon by AB InBev and having an impact on its capital has an unfavourable effect on the exercise price of the LTI stock options, their exercise price and/or the number of AB InBev Shares to which they give rights will be adjusted to protect the interests of their holders. AB InBev’s rights offering in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI Warrant Plan terms and conditions, AB InBev determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Action Policy,” pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of AB InBev Shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method,” AB InBev used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

The adjustment was not applied to warrants owned by persons that were directors at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorised by AB InBev’s 2009 shareholders’ meeting. The table above reflects the adjusted exercise price and adjusted number of warrants.

The table below provides an overview of all of the stock options outstanding under AB InBev’s new LTI Stock Option Plan Directors as of 31 December 2015:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83
29 April 2015	28 April 2025	0.236	0.236	113.10

Total		0.421	0.421

As of 31 December 2015, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.421 million. As of 31 December 2015, of the 0.421 million outstanding options, none were vested.

(ii)	Share-Based Compensation Plan

Since 2006, members of AB InBev’s executive board of management and certain other senior employees have been granted variable compensation under AB InBev’s Share-Based Compensation Plan. On 5 March 2010, the general structure of the compensation under the plan was modified.

Share-Based	Compensation Plan through 2009

Pursuant to the Share-Based Compensation Plan through 2009, half of each eligible employee’s variable compensation was settled in AB InBev Shares. These shares must be held for three years (that is, the shares are fully owned by the employee from the date of grant but are subject to a lock-up of three years, and failure to comply with the lock-up results in forfeiture of any matching options granted under the plan as described below).

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in AB InBev Shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets, which required AB InBev return on invested capital less AB InBev weighted average cost of capital over a period of three to five years to exceed certain pre-agreed thresholds, were met for all matching options granted. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his variable compensation in AB InBev Shares, he received a number of options equal to 4.6 times the number of shares he purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chose to receive 25% of his total variable compensation in cash and invests the remaining 25% in AB InBev Shares, he would receive a number of options equal to 2.3 times the number of shares he purchased, based on the gross amount of the variable compensation invested.

The shares granted and purchased under the Share-Based Compensation Plan through 2009 were ordinary registered AB InBev Shares. Holders of such shares have the same rights as any other registered shareholder, subject, however, to a three-year or five-year lock-up period, as described above.

In addition, the shares granted and purchased under the Share-Based Compensation Plan through 2009 are:

•	entitled to dividends paid as from the date of granting; and

•	granted and purchased at the market price at the time of granting. Nevertheless, the AB InBev Board could, at its sole discretion, grant a discount on the market price.

The matching options granted under the Share-Based Compensation Plan have the following features:

•	the exercise price is set equal to the market price of AB InBev Shares at the time of granting;

•	options have a maximum life of ten years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to purchase one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves AB InBev’s employment.

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2015:

Issue Date	Number of shares granted	Number of matching Options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.005	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.009	33.59	1 April 2017
3 March 2008	0.42	1.66	0.105	34.34	2 March 2018
6 March 2009	0.16	0.40	0.135	20.49	5 March 2019
14 August 2009	1.10	3.76	0.787	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.002	33.24	26 April 2016
1 December 2009(2)	—	0.39	0	33.24	1 April 2017
1 December 2009(2)	—	0.46	0.004	33.24	2 March 2018
1 December 2009(2)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.305	36.52	4 March 2020
30 November 2010(2)	—	0.03	0	42.41	26 April 2016
30 November 2010(2)	—	0.02	0	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.002	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.003	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.025	42.41	4 March 2020
30 November 2011(2)	—	0.01	0	44.00	26 April 2016
30 November 2011(2)	—	0.01	0	44.00	1 April 2017
30 November 2011(2)	—	0.01	0	44.00	2 March 2018
30 November 2011(2)	—	0.01	0	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.002	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.006	44.00	4 March 2020
25 January 2013(2)	—	0.01	0.005	67.60	2 March 2018
25 January 2013(2)	—	0.01	0.008	67.60	13 August 2019
25 January 2013(2)	—	0.01	0.009	67.60	4 March 2020
15 May 2013(2)	—	0.05	0.049	75.82	2 March 2018
15 May 2013(2)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(2)	—	0.08	0.078	75.82	13 August 2019
15 May 2013(2)	—	0.01	0	75.82	4 March 2020
15 January 2014(2)	—	0.002	0.002	75.29	2 March 2018
15 January 2014(2)	—	0.005	0.003	75.29	5 March 2019
15 January 2014(2)	—	0.005	0.005	75.29	13 August 2019
15 January 2014(2)	—	0.007	0.007	75.29	4 March 2020
12 June 2014(2)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(2)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(2)	—	0.002	0.002	94.46	4 March 2020
Total	2.68	10.469	1.608

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79 (USD 41.02).

(2)	Further to the establishment of AB InBev’s New York functional support office, AB InBev has established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options have been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.

(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by AB InBev and having an impact on its capital has an unfavourable effect on the exercise price of the matching options, the exercise price and/or number of AB InBev Shares to which the options relate will be adjusted to protect the interests of the option holders. AB InBev’s December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2015, of the 1.61 million outstanding matching options, all were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, AB InBev modified the structure of the Share-Based Compensation Plan for certain executives, including members of its executive board of management and other senior management in its general headquarters. These executives receive their variable compensation in cash 11 but have the choice to invest some or all of the value of their variable compensation in AB InBev Shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, AB InBev will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of AB InBev’s executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

Voluntary shares are:

•	existing AB InBev Shares;

•	entitled to dividends paid as from the date of granting;

•	subject to a lock-up period of five years; and

•	granted at market price. The discount is at the discretion of the AB InBev Board. Currently, the discount is 10%, which is delivered as restricted stock units subject to specific restrictions or forfeiture provisions in case of termination of service.

Matching shares and discounted shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply. No performance conditions apply to the vesting of the restricted stock units. However, restricted stock units will only be granted under the double condition that the executive:

•	has earned a bonus, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his or her bonus in company shares that are locked for a five-year period (ownership condition).

In accordance with the authorisation granted in AB InBev’s bylaws, as amended by the general shareholders’ meeting of 26 April 2011, the variable compensation system deviates from article 520 of the Belgian Companies Code, as it allows:

1.	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, executives are encouraged to invest some or all of their variable compensation in voluntary shares, which are blocked for five years. Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after five years, ensuring sustainable long-term performance; and

11 Depending on local regulations, the cash element in the variable compensation may be replaced by options which are linked to a stock market index or an investment fund of listed European blue-chip companies.

2.	for the voluntary shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain blocked for five years. On the other hand, any matching shares that are granted will only vest after five years.

During 2015, AB InBev issued 0.36 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2014 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 45.41 million.

During 2015, AB InBev also issued 0.07 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2015 half-year bonus for the North American Zone. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 8.83 million.

(iii)	LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, AB InBev has also issued LTI stock options entitling the holder to one ADS;

•	an exercise price that is set equal to the market price of AB InBev Share or AB InBev ADS at the time of granting;

•	a maximum lifetime of ten years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

The table below gives an overview of the LTI stock options on AB InBev Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2015:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.80	35.90	17 December 2019
30 November 2010	2.80	1.76	42.41	29 November 2020
30 November 2011	2.85	2.29	44.00	29 November 2021
30 November 2012	2.75	2.45	66.56	29 November 2022
14 December 2012	0.22	0.18	66.88	13 December 2022
2 December 2013	2.48	2.32	75.15	1 December 2023
19 December 2013	0.37	0.34	74.49	18 December 2023
1 December 2014	2.48	2.41	94.46	30 November 2024
17 December 2014	0.53	0.53	88.53	16 December 2024
1 December 2015	1.70	1.70	121.95	30 November 2025
22 December 2015	1.90	1.90	113.00	21 December 2025
Total	19.62	16.68

The table below gives an overview of the LTI stock options on AB InBev’s American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2015:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.71	56.02	29 November 2020
30 November 2011	1.17	0.91	58.44	29 November 2021
30 November 2012	1.16	0.92	86.43	29 November 2022
14 December 2012	0.17	0.15	87.34	13 December 2022
2 December 2013	1.05	0.89	102.11	1 December 2023
19 December 2013	0.09	0.09	103.39	18 December 2023
1 December 2014	1.04	0.95	116.99	30 November 2024
17 December 2014	0.22	0.21	108.93	16 December 2024
1 December 2015	1.00	1.00	128.46	30 November 2025
22 December 2015	0.14	0.14	123.81	21 December 2025
Total	7.27	5.97

(iv)	Long-Term Restricted Stock Unit Programs

As of 2010, AB InBev has in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of AB InBev’s Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share-Based Compensation Plan. See paragraph (ii) (Share-Based Compensation Plan—Share-Based Compensation Plan from 2010) above. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2015, 0.12 million restricted stock units were granted under the program to AB InBev’s senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of AB InBev’s Remuneration Committee as a long-term retention incentive for AB InBev’s key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2015, 0.21 million restricted stock units were granted under the program to AB InBev’s senior management.

Share Purchase Program: This program allows certain employees to purchase AB InBev Shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (People Bet Share Purchase Program) or (ii) for newly hired employees. A voluntary investment in AB InBev Shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, AB InBev employees purchased 0.01 million shares under the program.

(v)	Ambev Exchange of Share-Ownership Program

The combination with Ambev in 2004 provided AB InBev with a unique opportunity to share best practices within its group and from time to time involves the transfer of certain members of Ambev’s senior management to AB InBev. As a result, the AB InBev Board approved a Program that allows for the exchange by these managers of their Ambev shares for AB InBev Shares. Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for AB InBev Shares based on the average share price of both the Ambev and AB InBev Shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

In total, members of AB InBev’s senior management exchanged 5.3 million Ambev shares for a total of 0.28 million of AB InBev Shares in 2015 (0.62 million in 2014 and 0.13 million in 2013). The fair value of these transactions amounted to approximately USD 5.90 million in 2015 (USD 12.01 million in 2014 and USD 2.2 million in 2013).

(vi)	Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

The AB InBev Board recommended to the AB InBev Shareholders for approval two programs that are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations, which were approved at the annual shareholders’ meeting of 27 April 2010.

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant12 and of the Options granted under the April 2009 Exceptional Grant 13 could be released, e.g. for executives who moved to the United States. These executives were then offered the opportunity to exchange their options against a number of AB InBev Shares that remain locked-up until 31 December 2018.

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, executives who are relocated, e.g., to the United States, can elect to exchange their options against a number of AB InBev Shares that remain locked-up until 31 December 2023.

In 2015, no exchanges were executed under this program.

The remuneration committee of AB InBev has also approved a variant of the Exchange program, which allows the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of these options will remain blocked until 31 December 2023. In accordance with this approval, Pedro Earp, a member of the executive board of management of AB InBev, exercised 0.30 million options in 2015. Other members of the senior management have exercised approximately 0.66 million options.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2015, no new options were granted under this program.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

(vii)	Exceptional Incentive Stock Options (“2020 Dream Incentive Plan”)

On 22 December 2015, approximately 4.8 million options were granted to a select group of approximately 65 members of AB InBev’s senior management, who are considered to be instrumental in helping AB InBev achieve its ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 113.00, which corresponds to the closing share price on the day preceding the grant date.

12 The Series A Options have a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 12.53) or EUR 10.50 (USD 12.75), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.

13 The options have a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 26.64) or EUR 23.28 (USD 28.26), which corresponds to the fair market value of the shares at the time of the option grant.

The options have a duration of ten years from granting and vest after five years. The exercise of the exceptional incentive stock options is subject to a performance test under which AB InBev must meet an absolute net revenue target by 2022 at the latest.

No exceptional incentive stock options were granted to members of the executive board of management of AB InBev.

(viii)	New Performance Related Incentive Plan for Disruptive Growth Function

In 2016 AB InBev will implement a new performance related incentive plan, which will substitute the long-term incentive stock option plan for those executives in the Disruptive Growth Function. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Disruptive Growth Officer of AB InBev.

The new incentive plan, which is inspired by compensation models in technology and start-up businesses, aims at specifically linking compensation to the value creation and success of the disruptive growth business within the AB InBev Group.

Executives will be granted performance share units whose value will depend on the internal rate of return of their business area. The units will vest after 5 years, provided a performance test is met, which is based on a minimal growth rate of the internal rate of return. At vesting, the performance share units may be settled in cash or in AB InBev Shares. Specific forfeiture rules apply if the executive leaves the AB InBev Group.

5.1.1.2	Treatment of AB InBev stock options and restricted stock units

Upon Completion, under the terms of each of the plans described in Section 5.1.1.1 (Overview of AB InBev existing plans) above, the rights and obligations of AB InBev with regard to stock options and restricted stock units will be automatically transferred to Newbelco. Stock options in respect of AB InBev Shares will be converted into equivalent stock options in respect of Newbelco Shares. In accordance with the relevant rules of the plans, the number of shares to which each option will give rights and the exercise price thereof will be determined at the sole discretion of the AB InBev Board, taking into account various factors, including existing market practices, taxation and other applicable laws in the relevant jurisdictions to avoid material adverse tax implications resulting from such conversion for the holders of AB InBev stock options and restricted stock units. Additionally, the 2020 Dream Incentive Plan of AB InBev contains certain performance targets. These targets may be easier or more difficult to reach if the Transaction completes, which may affect holders of AB InBev stock options under the 2020 Dream Incentive Plan. Following the Transaction, holders of restricted stock units will no longer have the right to AB InBev Shares but will instead have the right to Newbelco Shares. The number of Newbelco Shares to which each restricted stock unit will give rights will be determined at the sole discretion of the AB InBev Board, taking into account various factors, including existing market practices, taxation and other applicable laws in the relevant jurisdictions.

5.2	Treatment of SABMiller stock options and awards

5.2.1	Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)

In 2010, SABMiller implemented a broad-based black economic empowerment transaction in South Africa, the Zenzele Scheme, through its South African subsidiary, The South African Breweries Proprietary Limited (SAB).

The transaction resulted in the issue of three new classes of ordinary shares in SAB (comprising in aggregate 8.45% of SAB’s enlarged issued share capital) to three investment entities, representing the interests of employees, black retailers and historically disadvantaged communities, as follows:

•	18,532,491 E ordinary shares, representing 3.39% of SAB’s enlarged issued share capital, to The SAB Zenzele Employee Trust, a trust registered by the Master of the High Court of South Africa;

•	8,412,359 F ordinary shares, representing 1.54% of SAB’s enlarged issued share capital, to The SAB Foundation, a trust registered by the Master of the High Court of South Africa; and

•	19,228,250 R ordinary shares, representing 3.52% of SAB’s enlarged issued share capital, to SAB Zenzele Holdings (RF) Limited (SAB Zenzele), a public company incorporated in South Africa,

together, the Participants.

The E ordinary shares, F ordinary shares and R ordinary shares are together referred to as the Zenzele Scheme Shares.

The Zenzele Scheme was funded principally through notional funding provided by SAB to the Participants, which notional funding increases at 85% of the prime lending rate of a major South African bank and is reduced by notional dividends from SAB on the Zenzele Scheme Shares. The notional funding is to be settled at the end of the transaction term through the repurchase by SAB, for nominal consideration, of Zenzele Scheme Shares equal in value to the outstanding balance of the notional funding.

In the ordinary course, the Zenzele Scheme is a ten-year scheme terminating in 2020. Termination may, however, occur earlier as a result of a change in control in SAB or its reference parent company, SABMiller, if SABMiller elects to accelerate termination of the Zenzele Scheme rather than to develop a Value Proposal (as defined below). On termination of the Zenzele Scheme, the remaining E ordinary shares and F ordinary shares and the shares in SAB Zenzele (and thus, indirectly, the remaining R ordinary shares) are transferred to SABMiller in exchange for SABMiller Shares, listed on the Johannesburg Stock Exchange. The exchange is a value-for-value exchange based on an agreed valuation methodology which, broadly speaking, determines (a) the value of the SABMiller Shares with reference to SABMiller’s 60-day volume-weighted trading price (VWAP) on the Johannesburg Stock Exchange and (b) the equity value of the Zenzele Scheme Shares by (i) deriving the market capitalisation of SABMiller from its 60-day VWAP on the Johannesburg Stock Exchange (adjusted to USD), (ii) determining the enterprise value (EV) of SABMiller by adding the book value of minorities, preference share funding and net debt (as those terms are understood in the SABMiller accounts for the year ended 31 March 2009) to its market capitalisation, (iii) extracting SABMiller’s EBITA, as defined from its reference accounts and thus deriving an EV/EBITA, as defined multiple for SABMiller, (iv) determining the South African rand EV for SAB by applying this multiple to SAB’s EBITA, as defined, (v) determining the equity value of SAB by deducting from its EV the book value of its minorities, its preference share funding and its net debt (as those terms are understood in the SAB accounts for the year ended 31 March 2009) and adding the value of its notional funding, and (vi) dividing the aggregate equity value of SAB by the total number of SAB shares in issue (including the Zenzele Scheme Shares).

The Transaction triggers provisions contained in the Zenzele Scheme scheme documents which regulate changes in control of SABMiller or SAB. These provisions give SABMiller an election to either accelerate or not accelerate settlement of the Zenzele Scheme. In the latter case: (a) SABMiller must develop a proposal (the Value Proposal) which includes steps which SABMiller in its sole discretion considers necessary to ensure that the Participants enjoy a benefit at least equal to the benefit that would have accrued to them at the end of the transaction term absent the change in control (the equal benefit test) and (b) in order for the Value Proposal to become binding, it must be certified by an expert appointed by SAB for this purpose (the Expert), who must apply the equal benefit test in making the assessment in respect of certification.

As envisaged in the Co-operation Agreement, SABMiller and AB InBev worked together to develop, and SABMiller then adopted, a Value Proposal for each of the Participants (the AB InBev Value Proposal). Following its adoption, the AB InBev Value Proposal has been reviewed by the Expert (being FirstRand Bank Limited (acting through its Rand Merchant Bank division), a public company and registered bank incorporated in accordance with the laws of South Africa with registration number 1929/001225/06). The Expert has certified to SAB that it considers that the AB InBev Value Proposal meets the equal benefit test.

In broad commercial terms, the AB InBev Value Proposal involves, amongst others (a) the replacement of SABMiller with Newbelco under the Zenzele Scheme with effect from the completion of the legal transfer of the UK Scheme Shares from the SABMiller Shareholders to Newbelco (including as to the valuation methodology and share exchange), and (b) the following enhancements to the Zenzele Scheme upon (and subject to) Completion (i) a guaranteed minimum value for the net equity value of the Zenzele Scheme Shares, and (ii) subject to the taking of administrative steps by the Participants, an advance payment in an aggregate amount of ZAR 1.5 billion (gross of taxation) to be paid by way of special dividends to the Participants, which advance payment will be notionally vendor funded but will not increase.

The guaranteed minimum value will be calculated by applying the existing, agreed valuation formula for the net equity value of the Zenzele Scheme Shares, but with an accounts reference date of 26 August 2016 and the market capitalisation (and thus EV/EBITA, as defined multiple) being calculated using a fixed VWAP equal to the final value in GBP of the Cash Consideration payable under the Transaction to SABMiller Shareholders in respect of each SABMiller Share and with the net equity value then reduced by the initial, gross amount of the advance payment and thereafter escalated by South African rand inflation until settlement in 2020. In broad terms, the effect is thus to give Participants a guaranteed minimum value for their net equity equivalent to that which they would have received on an acceleration of the Zenzele Scheme immediately before

Completion (using March 2016 reference accounts), less the advance payment, which amount is then escalated at inflation until settlement in 2020. The guaranteed minimum value is also reduced by any cash dividends paid to Participants during the term of the Zenzele Scheme which arise from the disposal by SAB (or any of its subsidiaries) of the whole or greater part of a business or its shareholding or other interests in a business designated by Newbelco.

To the extent that, at the termination of the Zenzele Scheme, the net value of the SAB shares which are the subject of an exchange is:

-	greater than or equal to the guaranteed minimum value, the exchange will be into New Ordinary Shares, in full; or

-	lower than the guaranteed minimum value, the exchange will be into New Ordinary Shares for the actual net value and, at Newbelco’s election, in cash or New Ordinary Shares (or combination of the two) for the difference between the guaranteed minimum value and the actual net value.

In settling New Ordinary Shares under the exchange on settlement of the Zenzele Scheme, Newbelco may, in its discretion, choose to issue new New Ordinary Shares and/or procure the transfer of existing New Ordinary Shares to the Participants, or a combination of the two.

The AB InBev Value Proposal preserves the broad-based black economic empowerment of SAB, and gives expression to AB InBev’s stated commitment to continuing SABMiller’s contribution to meaningful broad-based black economic empowerment as set out in the Rule 2.7 Announcement. AB InBev believes that retaining SAB’s broad-based black economic empowerment is a key element of the regulatory framework and the promotion of sustainable economic growth and social development in South Africa.

5.2.2	Other SABMiller share-based payment plans

Awards granted under the SABMiller share-based payment plans (other than the Zenzele Scheme described in Section 5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) will be treated as described below.

Performance share awards granted under the SABMiller Share Award Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller Share Award Plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12-month period so that any awards granted or having a performance period beginning 12 months or more before the sanction of the UK Scheme by the UK Court will vest in full. SABMiller will satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

Stock appreciation rights granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the UK Court in accordance with the rules of the relevant SABMiller Share Option Plans and subject to time pro-rating calculated in the same manner as for performance share awards described above. Stock appreciation rights that are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Stock appreciation rights that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

Share options granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the UK Court or following Completion in accordance with the rules of the relevant SABMiller Share Option Plans and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options that become exercisable on sanction of the UK Scheme by the UK Court and are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Options that become exercisable and are exercised following Completion will be satisfied following Completion.

Value share awards granted under the SABMiller Share Award Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller Share Award Plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before the UK Court sanctions the UK Scheme. SABMiller will satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

SABMiller Shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller plc Emloyee Share Purchase Plan and be released in full to participants prior to the UK Scheme Record Time.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the UK Scheme Record Time will be satisfied by an allotment, issue or transfer of SABMiller Shares prior to the UK Scheme Record Time. The UK Scheme will extend to such SABMiller Shares.

Options and stock appreciation rights which are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller Shares. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for £45.00 per SABMiller Share. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newbelco in exchange for £45.00 per SABMiller Share. The terms of these repurchases and transfers are set out in the proposed amendments to SABMiller’s articles of association which will be put forward for approval at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller Shares will take place in the period from and including the UK Scheme Record Time to and including Completion.

As at the close of business on 30 June 2016, up to 46,228,377 additional SABMiller Shares (excluding up to 51,645 awards that will be settled in cash) may be issued or transferred from treasury on or after the date of this Prospectus and prior to the UK Scheme Record Time on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued or transferred from treasury.

The total number of SABMiller Shares in respect of which members of SABMiller’s executive committee, two of whom are executive directors, hold unvested awards, options and stock appreciation rights under the above plans was 2,696,377 as at 30 June 2016. Such awards, options and stock appreciation rights will vest subject to time pro-rating as summarised above.

The numbers provided above assume full-vesting of value share awards under the SABMiller Share Award Plan. The actual number of SABMiller Shares released under such awards will be determined by reference to SABMiller’s total shareholder return compared against a comparator group calculated at the end of three, four and five-year performance periods.

6.	LISTINGS OF NEWBELCO

Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

•	the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation.[14]

Subject to Completion, Newbelco currently expects that the New Ordinary Shares will be admitted to listing (as primary listing) on Euronext Brussels, with the listing intended to occur on or about the first Business Day following Completion. It is also intended that the New Ordinary Shares will, at the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs (each representing one New Ordinary Share) will be listed on the NYSE.

14 Except for Newbelco and former AB InBev subsidiaries that will hold Newbelco Shares in treasury.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. Restricted Newbelco Shares may also be subject to conversion earlier in certain specific limited circumstances detailed in the Newbelco Articles. From Completion, such Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev Shares are issued after the date of this Prospectus, former AB InBev Shareholders and/or former holders of AB InBev ADSs are expected to own approximately between 83.14 % and 83.53% of Newbelco’s share capital immediately following the Belgian Merger and UK Scheme Shareholders are expected to own approximately between 16.47% and 16.86% of Newbelco’s share capital immediately following the Belgian Merger. Accordingly, the dilution that will arise for holders of AB InBev Shares upon completion of the Belgian Merger is expected to be approximately between 16.47% and 16.86%.15

7.	BOARD AND MANAGEMENT OF NEWBELCO

7.1	Overview

This Section 7 (Board and management of Newbelco) summarises the rules and principles according to which Newbelco’s board and management structure will be organised as from Completion, once the Newbelco Articles and the Newbelco Governance Charter will be effective. The Newbelco Articles will be adopted by the Newbelco General Meeting (composed of the holders of the Incorporation Shares) expected to be held on or around 28 September 2016 and will become effective subject to closing of the Belgian Offer. It is expected that the Newbelco Governance Charter will be adopted by the Newbelco Board shortly after Completion. The Newbelco Articles are available on AB InBev’s website (www.ab-inbev.com) and will, upon or shortly after Completion, be available on Newbelco’s website. The Newbelco Governance Charter will be available on Newbelco’s website once adopted by the Newbelco Board.

The management structure of Newbelco will be a “one-tier” governance structure comprised of the board of directors. The Newbelco Board will be in charge of approving Newbelco’s strategy, overseeing Newbelco’s principal objectives, and assuming ultimate responsibility for the oversight of Newbelco’s activities. The executive management will be entrusted with the CEO who will be assisted by the Newbelco EBM and be responsible for the day-to-day management. The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

7.2	Newbelco board of directors

7.2.1	Role and responsibilities of the Newbelco Board

The Newbelco Board will be the ultimate decision-making body, except for the powers reserved to Newbelco Shareholders exercisable at shareholders’ meetings by law, or as specified in the Newbelco Articles.

Pursuant to the powers granted to it by law and the Newbelco Articles, the Newbelco Board will have the following exclusive powers and responsibilities:

•	to approve Newbelco’s strategy, as recommended by the CEO and to oversee Newbelco’s principal objectives;

•	to appoint and dismiss the CEO and the company secretary;

•	to appoint and dismiss the members and the chairmen of the Newbelco Board Committees, and to monitor and review the effectiveness of the Newbelco Board Committees;

15 The percentage calculations in this paragraph exclude treasury shares and are based on the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L.

•	to nominate independent director candidates for approval by the shareholders at the shareholders’ meeting, upon recommendation of the Nomination Committee;

•	to assume ultimate responsibility for the oversight of Newbelco’s activities, and to work with the Audit Committee to ensure that the Newbelco EBM develops appropriate, adequate and cost-effective internal control and risk management mechanisms;

•	to review and approve the annual, six-monthly, and if required quarterly, financial and consolidated statements, examine the financial position of any subsidiary of Newbelco if needed, and present at the ordinary shareholders’ meeting a clear and complete evaluation of Newbelco’s financial condition as prepared by the CEO;

•	to review and approve all significant judgments concerning the application of International Financial Reporting Standards (IFRS) in the preparation of Newbelco’s financial statements upon the recommendation of the Audit Committee;

•	to convene the shareholders’ meetings and determine any resolutions to be submitted for approval, including, among other matters, resolutions relating to the allocation of annual corporate financial results, and requests to discharge the Newbelco Board; and

•	to establish Newbelco’s policy with respect to corporate communications and oversee all external means of communication, it being understood that communication on behalf of Newbelco to the outside world (after Newbelco Board approval) is reserved to the Chairman of the Newbelco Board and the CEO, with the right of delegation.

The Newbelco Board will also be vested with the following powers and responsibilities that it will exercise upon recommendation from the CEO:

•	to determine the general corporate structure of the company;

•	to appoint and dismiss the members of the Newbelco EBM;

•	for key subsidiaries and affiliates, for strategic partnerships, and for companies in which Newbelco holds a strategic minority interest, to nominate the statutory auditors and directors subject to the approval by the shareholders at the shareholders’ meeting of the company concerned;

•	to approve the annual budget and investment plans, approve the annual plan for capital expenditure, and approve all non-planned capital expenditure exceeding USD 75.0 million, in the aggregate, in any year, it being understood that the Newbelco Board may delegate this responsibility to the Finance Committee;

•	to approve the acquisition or disposal of trademarks other than in the ordinary course of business;

•	to approve finance transactions and financial commitments which exceed in the aggregate USD 150 million, in notional amount, in any year and which are not intra-group transactions, it being understood that the Newbelco Board may delegate this responsibility, in whole or in part, to the Finance Committee;

•	to approve the opening, closing or transfer of facilities, registered offices or operating sites, either in whole or in part, other than in the ordinary course of business;

•	to approve capital contributions, acquisitions, divestments, transfers/pledging of equity interests, or related guarantees, which exceed USD 75.0 million in value;

•	to approve acquisitions, divestitures, transfers or mortgaging of rights in real property, or long-term leases (baux emphytéotiques/erfpachten), which exceed USD 75.0 million in value; and

•	to approve all political contributions and gifts having a value exceeding EUR 10,000, to the extent permitted by law.

The role and responsibilities of the Newbelco Board will be described in detail in the Newbelco Governance Charter.

7.2.2	Structure and composition of the Newbelco Board

7.2.2.1	General

(i)	Newbelco Board Composition

Pursuant to article 19.1 of the Newbelco Articles, Newbelco will be managed by a board of directors comprising a minimum of three and a maximum of fifteen directors. The appointment and renewal of all directors will be subject to approval by Newbelco’s shareholders’ meeting. Pursuant to the Newbelco Articles, the directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newbelco Governance Charter will provide that members of the Newbelco Board will be expected to be natural persons.

Except in cases of resignation, dismissal, revocation or other vacancy, it is expected that the Newbelco Board will be comprised of fifteen directors. When comprising fifteen directors, the Newbelco Board will be composed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco Board; and

•	so long as the AB InBev Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates own in aggregate more than 30% of the shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the AB InBev Reference Shareholder (and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates); and

•	so long as the holders of Restricted Newbelco Shares together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of Newbelco, three Restricted Newbelco Share Directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders;

•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of Newbelco, two Restricted Newbelco Share Directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders;

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of Newbelco, one Restricted Newbelco Share Director will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders; and

•	4.5% or less than 4.5% of the shares with voting rights in the share capital of Newbelco, they will no longer have the right to propose any candidate for appointment as a member of the Newbelco Board and no Restricted Newbelco Share Directors will be appointed.

Please refer to articles 19.3, 20 and 21 of the Newbelco Articles for details of the mechanisms for calculating the number of Newbelco directors to be proposed by the AB InBev Reference Shareholder and/or the Restricted Newbelco Shareholders, the nomination of candidates for Restricted Newbelco Share Directors and voting on Restricted Newbelco Share Director candidates.

As an exception to the above, the composition of the first Newbelco Board that will be in place immediately following the closing of the Belgian Offer will be comprised of the following twelve members:

-	nine directors proposed by the AB InBev Reference Shareholder (all of which are existing members of the AB InBev Board): Mr. Grégoire de Spoelberch; Mr. Alexandre Van Damme; Mr. Carlos Alberto da Veiga Sicupira; Mr. Marcel Herrmann Telles; Mr. Stéfan Descheemaeker; Mr. Paul Cornet de Ways Ruart; Mr. Paulo Alberto Lemann; Mr. Alexandre Behring; and Ms. Maria Asuncion Aramburuzabala; and

-	three independent directors (all of which are existing independent directors of the AB InBev Board): Mr. Olivier Goudet; Ms. Michele Burns; and Mr. Elio Leoni Sceti.

The Newbelco General Meeting will be requested to approve the appointment of the nine directors proposed by the AB InBev Reference Shareholder and the three independent directors, with such appointments becoming effective upon closing of the Belgian Offer.

It is expected that (i) the nine directors proposed by the AB InBev Reference Shareholder will be appointed by the Newbelco General Meeting for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, while (ii) the three independent directors will be appointed by the Newbelco General Meeting for a period of slightly less than four years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2020.

Name	Principal function (expected)	Nature of directorship (expected)	Start of mandate (expected)	Expiry of term (expected)
María Asuncion Aramburuzabala	Director	Non-executive	8 October 2016	2018

Alexandre Behring	Director	Non-executive	8 October 2016	2018

M. Michele Burns	Independent director	Non-executive	8 October 2016	2020

Paul Cornet de Ways Ruart	Director	Non-executive	8 October 2016	2018

Stéfan Descheemaeker	Director	Non-executive	8 October 2016	2018

Olivier Goudet	Independent director, Chairman of the Board	Non-executive	8 October 2016	2020

Paulo Alberto Lemann	Director	Non-executive	8 October 2016	2018

Elio Leoni Sceti	Independent director	Non-executive	8 October 2016	2020

Carlos Alberto Sicupira	Director	Non-executive	8 October 2016	2018

Grégoire de Spoelberch	Director	Non-executive	8 October 2016	2018

Marcel Herrmann Telles	Director	Non-executive	8 October 2016	2018

Alexandre Van Damme	Director	Non-executive	8 October 2016	2018

Ms. Aramburuzabala will be a non-executive member of the Newbelco Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios, Fresnillio plc, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and El Universal, Compania Periodistica Nacional, and is an Advisory Board member of ITAM School of Business.

Mr. Behring is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

Ms. Burns will be an independent member of the Newbelco Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee, Cisco Systems, Etsy, where she chairs the Audit Committee and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Food, a leader in the European frozen food sector. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined the AB InBev Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Goudet will be an independent member of the Newbelco Board. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including Group Finance Director. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play FMCG coffee and tea company; a Board member of Keurig Green Mountain, a leader in single-serve coffee and beverage technologies; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company and of Caribou Einstein, a premium coffee and bagel restaurant chain; a Board member of Coty Inc., a global leader in beauty; a Board member of Espresso House, the largest branded coffee shop chain in Scandinavia; and a Board member of Jimmy Choo PLC, a luxury leather goods company.

Mr. Lemann is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the

Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Leoni Sceti will be an independent member of the Newbelco Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Leoni Sceti is a private early investor in Media & Tech, the Chairman of London based LSG holdings and a Counsellor and Trustee at One Young World.

Mr. Sicupira is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Restaurant Brands International Inc. and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians.

Mr. de Spoelberch is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Telles is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organisation that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organisation that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and Jacobs Douwe Egberts (JDE) and Keurig Green Mountain (KGM). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organisation DKMS, the largest bone marrow donor centre in the world.

With respect to the appointment of the Restricted Newbelco Share Directors, given the irrevocable undertakings of Altria and BEVCO to elect for the Partial Share Alternative (see Section 9 (Persons acting in concert with AB InBev) of Part V above), it is certain that, upon Completion, the holders of the Restricted Newbelco Shares will hold more than 13.5% of the shares with voting rights in the share capital of Newbelco, thereby allowing such holders to propose three directors for appointment to the Newbelco Board. Assuming Altria and BEVCO elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other UK Scheme Shareholders elect for the Cash Consideration, Altria and BEVCO will be able to effectively control the nomination of these three Restricted Newbelco Share Directors. Conversely, if all UK Scheme Shareholders, including Altria and BEVCO, elect for the Partial Share Alternative, Altria and BEVCO will hold only 40.38% of the Restricted Newbelco Shares following

Completion and will not be able to effectively control the nomination of the three Restricted Newbelco Share Directors. On the date of the Newbelco General Meeting, the results of the Belgian Offer (and hence the number and identity of the holders of Restricted Newbelco Shares) will not yet be known. The Newbelco Shareholders will therefore not be in a position to appoint such remaining three directors on the date of the Newbelco General Meeting.

Provided all resolutions submitted to the Newbelco General Meeting, the AB InBev General Meeting and the SABMiller Meetings in connection with the Transaction are approved with the required quorum and majority, it is expected that SABMiller will cause the three Initial Newbelco Directors to resign shortly after the date of the Newbelco General Meeting, subject to and with effect from closing of the Belgian Offer, creating three vacant seats on the Newbelco Board. Once the results of the Belgian Offer and the identities of the holders of the Restricted Newbelco Shares are known, such holders will be able to nominate three candidate directors. If all three candidate directors are nominated by such holders on the day following the Belgian Offer, it is expected that all three candidates will be appointed on such day by co-optation by the Newbelco Board (which, at that point in time, will be comprised of the twelve individuals described above) to fill those vacancies. If less than three candidate directors are nominated by the holders of the Restricted Newbelco Shares on such day, it is expected that the Newbelco Board will proceed to the co-optation of such candidate directors on such day and organise a meeting of the holders of Restricted Newbelco Shares in order to seek the nomination of the other candidate directors by the holders of the Restricted Newbelco Shares so that all three Restricted Newbelco Share Directors are appointed as soon as possible after Completion.

Under Belgian law and pursuant to the Newbelco Articles, the appointment of the three Restricted Newbelco Share Directors by way of co-optation will (i) be subject to confirmation at the next shareholders’ meeting of Newbelco unless the holders of Restricted Newbelco Shares propose alternative candidates for appointment at such shareholders’ meeting, and (ii) assuming their appointment is confirmed at the next shareholders’ meeting of Newbelco, be for a term equal to the remainder of the original term of the three Initial Newbelco Directors (i.e. expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2017).

As at the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as directors of Newbelco following the closing of the Belgian Offer has not yet been effected. Accordingly, the persons who will serve as directors of Newbelco following the closing of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

The business address of the members of the Newbelco Board will be Brouwerijplein 1, 3000 Leuven, Belgium.

(ii)	Term of office

As a general principle, the term of office of all directors of Newbelco, except the Restricted Newbelco Share Directors, will be four years and terminate immediately after the closing of the fourth ordinary shareholders’ meeting following the date of their appointment, unless the shareholders’ meeting sets a shorter term. As an exception to this general principle, it is expected that the nine directors proposed by the AB InBev Reference Shareholder will be appointed by the Newbelco General Meeting for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, as set out in sub-paragraph (i) (Newbelco Board Composition) above.

As far as the Restricted Newbelco Share Directors are concerned, their term of office will be one year and terminate immediately after the closing of the next ordinary shareholders’ meeting following the date of their appointment.

All directors will be eligible for re-election.

(iii)	Vacancy during a director’s term

When a position on the Newbelco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by (i) the Newbelco Board in the case of a vacancy relating to an independent director, (ii) the AB InBev Reference Shareholder in the case of a vacancy relating to a director appointed upon proposal of the AB InBev Reference Shareholder, or (iii) in the case of a vacancy relating to a Restricted Newbelco Share Director, the Proposing Holder (if such Proposing Holder then holds a Sufficient Restricted Newbelco Shareholding), a Requisite Majority of Restricted Shareholders acting by written resolutions, or a Restricted Shareholders’ Meeting, as further set out in the Newbelco Articles.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newbelco Board, the AB InBev Reference Shareholder or the Restricted Shareholders’ Meeting (or a Requisite Majority of Restricted Shareholders) propose an alternative candidate, and (ii) subject to such confirmation, be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

The following capitalised terms used in this sub-section (iii) (Vacancy during a director’s term) have the meanings given to them in the Newbelco Articles: “Proposing Holder”, “Requisite Majority of Restricted Shareholders”, “Restricted Shareholders’ Meeting” and “Sufficient Restricted Shareholding.

(iv)	Provision of information to directors

All Newbelco directors will be provided with all information that the Newbelco Board considers necessary for the performance of its duties and all information that the Newbelco Board considers is material to Newbelco.

7.2.2.2	Chairman of the Newbelco Board

The Newbelco Board will elect the Chairman from amongst its members who meet the criteria for an independent director. The initial Chairman is expected to be the existing chairman of the AB InBev Board, i.e. Mr. Olivier Goudet.

The Chairman will be responsible for the proper and efficient functioning of the Newbelco Board. He will determine the calendar of the Newbelco Board and committee meetings and the agenda of the Newbelco Board after consultation with the CEO and will chair the meetings of the Newbelco Board. The Chairman will represent the Newbelco Board from a public relations standpoint to shareholders and the public at large and will chair the shareholders’ meetings. The Chairman will also serve as interface between the Newbelco Board and major shareholders of Newbelco on matters of corporate governance.

7.2.2.3	Company secretary

The company secretary of Newbelco will ensure that Newbelco Board procedures are complied with and that the Newbelco Board acts in accordance with its statutory obligations and its obligations under the Newbelco Articles. He/she will advise the Newbelco Board on all governance matters and will assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newbelco Board (information, agenda, etc.).

The initial company secretary of the Newbelco Board is expected to be the existing secretary of AB InBev, i.e. Ms. Sabine Chalmers.

7.2.2.4	Independent directors

Independent directors on the Newbelco Board will be required to meet specific requirements of independence that will be set out in the Newbelco Governance Charter. Such requirements are derived from, but not fully identical to the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newbelco). The requirements of independence contained in the Newbelco Governance Charter will be the following:

•	the director is not an executive or managing director of Newbelco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newbelco Board, or for a total term of more than 12 years;

•	the director is not an employee of Newbelco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newbelco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•	the director does not have or has not had within the financial reported year a significant business relationship with Newbelco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newbelco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newbelco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newbelco Board considers that his independence as a director is preserved.

Independent directors on the Newbelco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

7.2.2.5	General information on the directors

In relation to each of the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see Section 7.2.2.1(i) (General – Newbelco Board Composition) above), AB InBev is not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

It is expected that none of the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see Section 7.2.2.1(i) (Newbelco Board Composition) above) will have upon Completion:

•	any conflicts of interest within the meaning of the Belgian Companies Code between any duties he/she owes to Newbelco and any private interests and/or other duties; or

•	a family relationship with any other member of the Newbelco Board whose identity is known at the date of this Prospectus (see Section 7.2.2.1(i) (Newbelco Board Composition) above) or any member of the Newbelco EBM listed in Section 7.3.1.2 (Executive board of management) below.

Over the five years preceding the date of this Prospectus, the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see Section 7.2.2.1(i) (General – Newbelco Board Composition) above) hold or have held the following main directorships (apart from directorships they have held with AB InBev and its subsidiaries, or SABMiller and its subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, Fresnillo, plc, El Universal, Compania Periodistica Nacional, Calidad de Vida Progreso y Desarrollo para la Ciudad de México and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México,Telmex, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council and Médica Sur

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company	CSX Corporation

Michèle Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Alexion Pharmaceuticals Inc., Etsy Inc., Circle Internet Financial	Wal-Mart Stores Inc.

Paul Cornet de Ways Ruart	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A and the AB InBev Reference Shareholder	Sparflex

Stéfan Descheemaeker	Nomad Foods, Eugénie Patri Sébastien S.A. and the AB InBev Reference Shareholder	Telenet Group Holding NV, Delhaize Group

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea Inc., Coty Inc., Jacobs Douwe Egberts (JDE) BV, Acorn Holdings B.V., Jimmy Choo PLC, Espresso House Holding AB, Keurig Green Mountain Inc. and Caribou Coffee Company Inc.	Mars Inc., Wm. Wrigley Jr. Company, Agence Française des Investissements Internationaux and the Washington Performing Arts Society

Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Ambev, Lone Pine Capital LLC

Elio Leoni Sceti	LSG Holdings	EMI Music, Iglo Group, Beamly Ltd and Nomad Foods

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Instituto de Desenvolvimento Gerencial—INDG, Fundaçao Estudar and the AB InBev Reference Shareholder	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Movimento Brasil Competitivo—MBC, ALL América Latina Logística S.A. and GP Investimentos

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the AB InBev Reference Shareholder, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1)

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social María Telles, Ambev and the AB InBev Reference Shareholder	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Jacobs Douwe Egberts (JDE), Restaurant Brands International, the AB InBev Reference Shareholder, Eugénie Patri Sébastien S.A. and Keurig Green Mountain (KGM)	UCB S.A.

Notes:

(1)	As permanent representative.

7.2.3	Newbelco Board meetings

The Newbelco Board will meet as frequently as the interests of Newbelco may require. In addition, special meetings of the Newbelco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newbelco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

The Newbelco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newbelco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

Newbelco Board meetings will be based on a detailed agenda specifying the items for decision and those for information.

Each director will be authorised to appoint another member of the Newbelco Board to represent him and vote in his name. One director shall not represent more than one other director. Except in cases of force majeure, the Newbelco Board will only be able to deliberate if the majority of its members are present or represented. Newbelco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the Newbelco EBM may be invited to attend the whole or any part of a Newbelco Board meeting.

The company secretary of the Newbelco Board will draft minutes of each meeting reflecting the issues which were discussed, the decisions which were taken and the reservations (if any) which were voiced by dissenting directors. The minutes will be signed by the majority of the directors present at the meeting.

7.2.4	Conflicts of interest and related party transactions

Newbelco directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newbelco within the meaning of article 523 of the Belgian Companies Code.

Any director with a conflicting financial interest on any matter before the Newbelco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, will not take part in any deliberation and vote related thereto, and will not be taken into account for the purpose of calculating the quorum for the vote by the Newbelco Board on such matter. Conflicts of interest within the meaning of article 523 of the Belgian Companies Code will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by such committee.

7.2.5	Newbelco Board committees

The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Newbelco Board Committees will not decrease the responsibility of the Newbelco Board as a whole. Newbelco Board Committees will meet to prepare matters for consideration by the Newbelco Board. By exception to this principle (i) the Remuneration Committee may make decisions on individual remuneration packages, other than with respect to the CEO and the Newbelco EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newbelco Board, and (ii) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newbelco Board, in each case without having to refer to an additional decision of the Newbelco Board.

7.2.5.1	Audit Committee

The Audit Committee will consist of a minimum of three members. The Audit Committee’s chairman and the Audit Committee members will be appointed by the Newbelco Board from among the independent non-executive directors. The chairman of the Audit Committee will not be the Chairman of the Newbelco Board. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

The Audit Committee will assist the Newbelco Board in its responsibility for oversight of (i) the integrity of Newbelco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newbelco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newbelco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Audit Committee:

-	Ms. Michèle Burns, Chair

-	Mr. Olivier Goudet, member

-	Mr. Elio Leoni Sceti, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Audit Committee has not been effected; accordingly, the persons who will serve as members of the Audit Committee following Completion may differ from the persons currently expected to serve in such capacity.

7.2.5.2	Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newbelco Board, all of whom will be non-executive directors. The Newbelco Board will appoint a chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members.

The Finance Committee will assist the Newbelco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Finance Committee:

-	Mr. Alexandre Van Damme, Chairman

-	Mr. Alex Behring, member

-	Ms. Michèle Burns, member

-	Mr. Stéfan Descheemaeker, member

-	Mr. Paulo Lemann, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Finance Committee has not been effected; accordingly, the persons who will serve as members of the Finance Committee following Completion may differ from the persons currently expected to serve in such capacity.

7.2.5.3	Remuneration Committee

The Remuneration Committee will consist of three members appointed by the Newbelco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as set out in the Newbelco Governance Charter and in the Belgian Companies Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members.

The Remuneration Committee’s principal role will be to guide the Newbelco Board with respect to all its decisions relating to the remuneration policies for the Newbelco Board, the CEO and the Newbelco EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the Newbelco EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newbelco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Remuneration Committee:

-	Mr. Marcel Herrmann Telles, Chairman

-	Mr. Olivier Goudet, member

-	Ms. Elio Leoni Sceti, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Remuneration Committee has not been effected; accordingly, the persons who will serve as members of the Remuneration Committee following Completion may differ from the persons currently expected to serve in such capacity.

7.2.5.4	Nomination Committee

The Nomination Committee will consist of five members appointed by the Newbelco Board, all of whom will be non-executive directors. The five members will include the Chairman of the Newbelco Board and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newbelco Board appointment process. The Nomination Committee will (i) identify candidates qualified to become independent directors, (ii) review candidate directors proposed by the AB InBev Reference Shareholder and the Restricted Newbelco Shareholders, and (iii) make recommendations in view of the appointment of directors at the shareholders’ meeting. The Nomination Committee will also guide the Newbelco Board with respect to all its decisions relating to the appointment and retention of key talent within Newbelco.

The Nomination Committee shall meet at least two times a year, and more, if required.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Nomination Committee:

-	Mr. Marcel Herrmann Telles, Chairman

-	Mr. Grégoire de Spoelberch, member

-	Mr. Olivier Goudet, member

-	Mr. Carlos Alberto da Veiga Sicupira, member

-	Mr. Alexandre Van Damme, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Nomination Committee has not been effected; accordingly, the persons who will serve as members of the Nomination Committee following Completion may differ from the persons currently expected to serve in such capacity.

7.3	Executive management

7.3.1	Role and responsibilities, composition, structure and organisation

7.3.1.1	CEO

The Newbelco Board will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newbelco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newbelco Board. The CEO will be responsible for the execution and management of all Newbelco Board decisions.

Upon Completion Mr. Carlos Brito, the existing chief executive officer of AB InBev, will serve as CEO of Newbelco.

7.3.1.2	Executive board of management

The CEO will be supported by the Newbelco EBM which will report to the CEO. The Newbelco EBM will be comprised of the CEO, functional heads (or ‘chiefs’) and zone presidents. The Newbelco EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newbelco Board.

Directors may not hold executive roles in Newbelco (be it as members of the Newbelco EBM or otherwise) or be employees of Newbelco.

The Newbelco EBM will be composed as follows:

Carlos Brito CEO

Functional heads (chiefs)		Zone presidents

Sabine Chalmers	Chief Legal & Corporate Affairs Officer	Jan Craps	Asia Pacific South

Michel Doukeris	Chief Sales Officer (effective January 2017) (1)	Jean Jereissati	Asia Pacific North (effective January 2017) (2)

Felipe Dutra	Chief Financial & Technology Officer	Mauricio Leyva	Middle Americas

Pedro Earp	Chief Disruptive Growth Officer	Carlos Lisboa	Latin America South (effective January 2017) (3)

Claudio Garcia	Chief People Officer	Stuart MacFarlane	Europe

Peter Kraemer	Chief Supply Officer	Ricardo Moreira	Latin America COPEC

Tony Milikin	Chief Procurement Officer	João Castro Neves	North America

Miguel Patricio	Chief Marketing Officer	Bernardo Pinto Paiva	Latin America North

Transitional roles:		Ricardo Tadeu	Africa

David Almeida	Chief Integration Officer

Claudio Braz Ferro	Chief Supply Integration Officer

Notes:

(1)	Until January 2017, Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer. Michel Doukeris will replace Luiz Fernando Edmond as Newbelco’s Chief Sales Officer as from January 2017.
(2)	Until January 2017, Michel Doukeris will be Newbelco’s Zone President Asia Pacific North. Jean Jereissati will replace Michel Doukeris as Newbelco’s Zone President Asia Pacific North as from January 2017.

(3)	Until January 2017, Marcio Froes will be Newbelco’s Zone President Latin America South. Carlos Lisboa will replace Marcio Froes as Newbelco’s Zone President Latin America South as from January 2017.

Carlos Brito will be Newbelco’s CEO. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Sabine Chalmers will be Newbelco’s Chief Legal and Corporate Affairs Officer and Secretary to the board of directors. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined AB InBev in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specialising in mergers and acquisitions. Ms. Chalmers is a member of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defence and education fund dedicated to advancing the rights of women and girls.

Michel Doukeris will be Newbelco’s Chief Sales Officer (effective January 2017). Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President, Asia Pacific of AB InBev, a position he has held since January 2013.

Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer (until January 2017). Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President, Latin America North and Ambev’s Chief Executive Officer in January 2005 and held the position of Zone President, North America from November 2008 to December 2014. He was also a member of the board of directors of Ambev until December 2014. Effective 1 January 2015, he became AB InBev’s Chief Sales Officer.

Felipe Dutra will be Newbelco’s Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became AB InBev’s Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Pedro Earp will be Newbelco’s Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined AB InBev in 2000 as a Global Management Trainee in AB InBev’s Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to AB InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed VP, Strategic Planning in Canada in 2006, Global VP, Insights and Innovation in 2007, Global VP, M&A in 2009 and VP, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer of AB InBev in February 2015.

Claudio Garcia will be Newbelco’s Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared

Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed AB InBev’s Chief People Officer in 2014 focusing on AB InBev’s People organisation globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

Peter Kraemer will be Newbelco’s Chief Supply Officer. Born in 1965, he is a U.S. Citizen. A fifth-generation Brewmaster and a native of St. Louis, Peter holds a Master’s degree in Business Administration from St. Louis University and a Bachelor’s degree in Chemical Engineering from Purdue University. He joined AB InBev 27 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Peter became VP, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Tony Milikin will be Newbelco’s Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined AB InBev in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Miguel Patricio will be Newbelco’s Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became AB InBev’s Chief Marketing Officer in July 2012.

David Almeida will be Newbelco’s Chief Integration Officer (transitional role). Born in 1976, David is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Vice President, U.S. Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organisation. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Claudio Braz Ferro will be Newbelco’s Chief Supply Integration Officer (transitional role). Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa María, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organisation when Brahma and Antarctica combined to form Ambev in 2000. He was appointed Chief Supply Officer of AB InBev in January 2007 and then Chief Supply Integration Officer of AB InBev in March 2016.

Jan Craps will be Newbelco’s Zone President Pacific South. Born in 1977, Jan is a Belgian citizen and received a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, both in Belgium. Jan joined InBev in 2002 following two years as an associate consultant with McKinsey & Company and subsequently acquired a range of international experience in a number of senior marketing and sales executive positions in France and Belgium. In 2011, he relocated to Canada to lead AB InBev’s Quebec Sales Region and was then appointed Head of Sales for Canada followed by his appointment as Business Unit President in 2014.

Jean Jereissati will be Newbelco’s Zone President Asia Pacific North (effective January 2017). Born in 1974, Jean is a Brazilian citizen and earned a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas in Brazil. Jean joined Ambev in 1998 in the commercial area. Prior to his current appointment as AB InBev’s Business Unit President China in 2013, he served as Business Unit President Hispanic Latin America during which time he led the integration of Cerveceria Nacional Dominicana. Jean also integrated Corona and Modelo Especial into AB InBev’s portfolio in Guatemala.

Mauricio Leyva will be Newbelco’s Zone President Middle Americas. Born in 1970, Mauricio is a Colombian citizen and received a Bachelor’s Degree in Business Administration from Universidad de Los Andes in Colombia and an International

Management Diploma from ICN Postgraduate Business School, University de Nancy in France. Mauricio joined SABMiller Colombia in January 2005 as Commercial Vice President. His background includes senior roles in Sales and Marketing. In 2009, he was appointed President of SABMiller Honduras and later moved to Peru as the President and CEO. In 2013 he was named Chairman and Managing Director for South Africa, which position he currently holds.

Carlos Lisboa will be Newbelco’s Zone President Latin America South (effective January 2017). Born in 1969, Carlos is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Carlos joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin America North Zone. Carlos then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands.

Marcio Froes will be Newbelco’s Zone President, Latin America South (until January 2017). Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President, People for AB InBev’s Canadian business in 2006. In Canada, he also served as Vice President, Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President, Latin America South of AB InBev in January 2014.

Stuart MacFarlane will be Newbelco’s Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined AB InBev in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for AB InBev’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and, in January 2012, became AB InBev’s Zone President, Central & Eastern Europe. In January 2014, he was appointed as Zone President, Europe to lead AB InBev’s new single European zone.

Ricardo Moreira will be Newbelco’s Zone President Latin America COPEC. Born in 1971, Ricardo is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialisation in Management from Chicago University in the U.S. Ricardo joined Ambev in 1995 and held various positions in the Sales and Finance organisations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Ricardo moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organisations and lead the commercial integration of Grupo Modelo. Ricardo Moreira is currently AB InBev’s Marketing Vice President for the Mexico Zone.

João Castro Neves will be Newbelco’s Zone President North America. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on the role of Zone President Latin America North and CEO of Ambev in January 2009 and was appointed Zone President North America of AB InBev effective 1 January 2015. He is also a member of the board of directors of Ambev.

Bernardo Pinto Paiva will be Newbelco’s Zone President, Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at AB InBev has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu will be Newbelco’s Zone President Africa. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed

Business Unit President for AB InBev’s operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He is also a member of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

The business address for all the executives listed above will be Brouwerijplein 1, 3000 Leuven, Belgium.

7.3.2	General information on the members of Newbelco EBM

In relation to each of the individuals listed in Section 7.3.1.2 (Executive board of management) above, other than as set out above, AB InBev is not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

It is expected that none of these executives will have upon Completion:

•	any conflicts of interest within the meaning of the Belgian Companies Code between any duties owed to Newbelco and any private interests and/or other duties; or

•	a family relationship with any member of the Newbelco Board whose identity is known at the date of this Prospectus (see Section 7.3.1.2 (Executive board of management) above) or with any other (expected) member of the Newbelco EBM listed in Section 7.3.1.2 (Executive board of management) above.

Over the five years preceding the date of this Prospectus, the individuals listed in Section 7.3.1.2 (Executive board of management) above hold or have held the following main directorships (apart from directorships they have held with AB InBev and its subsidiaries, or SABMiller and its subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito

Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc;

Member of the Advisory Board of the Tsinghua University School of Economics and Management; Chairman of the CEO Group at the International Alliance for Responsible Drinking (IARD); Member of the Global Brewers Initiative (GBI)

Advisory Council Member of Stanford Graduate School of Business; IAB Council Member of the China Europe International Business School (CEIBS)

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—

Michel Doukeris	—	—

Luiz Fernando Edmond	—	—

Felipe Dutra	—	Director of Whitby School

Pedro Earp	—	Voxus

Claudio Garcia	Director of Lojas Americanas	—

Peter Kraemer	—	American Malting and Barley Association Inc.

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Miguel Patricio	—	—

David Almeida	—	—

Claudio Braz Ferro	Member of the Board of Touch Foundation	—

Jan Craps	—	—

Jean Jereissati	—	—

Mauricio Leyva	—	—

Marcio Froes	—	—

Carlos Lisboa	—	—

Stuart MacFarlane	—	—

Ricardo Moreira	—	—

João Castro Neves	—	Director of Fundaçao Antonio e Helena Zerrenner

Bernardo Pinto Paiva	Director of Fundaçao Antonio e Helena Zerrenner	—

Ricardo Tadeu	—	—

8.	NEWBELCO’S SHARE CAPITAL

8.1	Upon closing of the Belgian Offer

Through the Belgian Offer (prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Newbelco Shares tendered into the Belgian Offer. All such Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer will be consolidated into New Ordinary Shares. The remaining Initial Newbelco Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Newbelco Shares.

8.2	Upon completion of the Belgian Merger

Upon Completion (i) Newbelco will issue 1,608,242,156 New Ordinary Shares to the AB InBev Shareholders and (ii) the New Ordinary Shares held by AB InBev further to the Belgian Offer, which will all have been acquired by Newbelco as a consequence of the Belgian Merger, will be cancelled except 85,000,000 of such New Ordinary Shares which will be kept as treasury shares by Newbelco.

The cancellation of the New Ordinary Shares acquired by Newbelco as a consequence of the Belgian Merger (except for the 85,000,000 New Ordinary Shares which will be kept in treasury by Newbelco after Completion) will entirely be allocated to the issue premium of Newbelco qualifying as fiscal paid-up capital pursuant to article 184 BITC. In respect of the 85,000,000 New Ordinary Shares which will be kept in treasury by Newbelco after Completion, an unavailable reserve will feature on Newbelco’s balance sheet after the Belgian Merger. Such reserve will also be created through a reduction of the issue premium qualifying as fiscal paid-up capital pursuant to article 184 BITC.

As a result of the above transactions, it is anticipated that the share capital of Newbelco will be allocated as follows upon Completion:

-	1,608,242,156 New Ordinary Shares will be allocated to the then existing AB InBev Shareholders and 85,000,000 New Ordinary Shares will be kept as treasury shares by Newbelco; and

-	100% of the Restricted Newbelco Shares will be allocated to UK Scheme Shareholders that validly elect for the Partial Share Alternative.

The number of Restricted Newbelco Shares that will be outstanding following Completion depends on the number of UK Scheme Shares for which the Partial Share Alternative is elected. For example, based on the number of AB InBev Shares in issue as at the date of this Prospectus, the share capital of Newbelco will upon Completion consist of:

-	2,010,241,851 shares without nominal value, comprised of 1,693,242,156 New Ordinary Shares and 316,999,695 Restricted Newbelco Shares, assuming Altria and BEVCO elect for the Partial Share Alternative in respect of the entire share capital of SABMiller beneficially owned by them (in accordance with the irrevocable undertakings described in Section 9 (Persons acting in concert with AB InBev) of Part V of this Prospectus) and all other UK Scheme Shareholders elect for the Cash Consideration only; or

-	2,019,242,156 shares without nominal value, comprised of 1,693,242,156 New Ordinary Shares and 326,000,000 Restricted Newbelco Shares[16], assuming all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative.

Upon Completion, in addition to the 85,000,000 New Ordinary Shares which Newbelco will hold in treasury, subsidiaries of Newbelco are expected to hold 540,392 New Ordinary Shares in treasury (based on the number of AB InBev Shares expected to be held in treasury by AB InBev’s subsidiaries Brandbrew S.A., Brandbev S.à r.l. and Mexbrew S.à r.l. as of Completion).

The Restricted Newbelco Shares and the New Ordinary Shares will have the same rights and benefits, except as set out in this Section 8 (Newbelco’s share capital). In particular, the New Ordinary Shares will be freely transferable, whereas the Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. See Section 8.2.1 (Transfer and conversion of shares) below.

Restricted Newbelco Shares will, at all times, be and remain in registered form, while New Ordinary Shares will be in dematerialised form or in registered form. New Ordinary Shares in dematerialised form will be represented by an entry on a personal account of the owner or holder, with a recognised account holder or clearing settlement institution. Holders of New Ordinary Shares may elect, at any time, at their own cost, to have their registered shares converted into dematerialised shares, and vice versa, as provided in the Newbelco Articles.

16 Persons electing for the Partial Share Alternative will have their entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Newbelco Shares issued may sum to less than 326,000,000.

At the time of Completion, the New Ordinary Shares and the Restricted Newbelco Shares will be fully paid-up.

8.2.1	Transfer and conversion of shares

8.2.1.1	New Ordinary Shares

New Ordinary Shares will be freely transferable.

8.2.1.2	Restricted Newbelco Shares – Transfer

No Restricted Newbelco Shareholder will be able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years from Completion, save as provided in this Section 8.2.1 (Transfer and conversion of shares).

As an exception to this rule, any Restricted Newbelco Shareholder may, in each case directly or indirectly, transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant a lien or any security interest on, or enter into any form of hedging arrangement with respect to, its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, to or for the benefit of any person that is an Affiliate, a Successor and/or a Successor’s Affiliate, provided that if any such transferee ceases to be a member of the Restricted Shareholder Group (as defined in the Newbelco Articles) of the Restricted Newbelco Shareholder that initially made the transfer (or of its Successor), all such Restricted Newbelco Shares which such transferee owns or in which it holds an interest shall be automatically transferred to such Restricted Newbelco Shareholder (or to a person which, at the time of such transfer, is its Affiliate or its Successor) and shall therefore remain Restricted Newbelco Shares.

8.2.1.3	Restricted Newbelco Shares – Conversion

Each Restricted Newbelco Shareholder will have the right to convert all or part of its holding of Restricted Newbelco Shares into New Ordinary Shares at its election (i) at any time after the fifth anniversary of Completion, and (ii) in some limited other instances, including immediately prior to or at any time after entering into an agreement or arrangement to effect any permitted transfer, as set out in Section 8.2.1.5 (Restricted Newbelco Shares – Pledge) below.

The Restricted Newbelco Shares shall automatically convert into New Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers as set out in Section 8.2.1.5 (Restricted Newbelco Shares – Pledge) below, provided that, in such cases, the Restricted Newbelco Shares shall automatically be converted into New Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an Affiliate, a Successor or a Successor’s Affiliate of the Restricted Newbelco Shareholder (ii) immediately prior to the closing of a successful public takeover bid for all Newbelco Shares, or the completion of a merger of Newbelco as acquiring or disappearing company in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over Newbelco immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, Newbelco or the surviving entity following such takeover bid or merger, or (iii) upon the announcement of a squeeze-out bid for the outstanding Newbelco Shares, in accordance with article 513 of the Companies Code.

In the event that all the shares in Newbelco are acquired by a company which the shareholders of Newbelco, immediately prior to such acquisition, control or exercise joint control over, Restricted Newbelco Shareholders shall be treated in an equivalent manner to holders of New Ordinary Shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the New Ordinary Shares and the shares to be issued to holders of Restricted Newbelco Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Newbelco Shares.

Upon conversion, each Restricted Newbelco Share will be re-classified as one New Ordinary Share.

If at any time the New Ordinary Shares shall be changed into a different number of Newbelco Shares or a different class of Newbelco Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares or similar event with respect to the Restricted Newbelco Shares (such shares being Revised Restricted Newbelco Shares), provided that (i) nothing shall be deemed to permit Newbelco (including the Newbelco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newbelco Articles, and (ii) if any such event would otherwise cause any Restricted Newbelco Shareholder to cease to hold at least one Revised Restricted Newbelco Share (by virtue of its entitlement, following such event, being to a fraction of less than one Revised Restricted Newbelco Share) its entitlement shall be rounded up to one Revised Restricted Newbelco Share.

8.2.1.4	Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Newbelco Shares which were previously held by such holder (other than a Restricted Transferee) or any of its Affiliates who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newbelco Shares and shall consult with Newbelco in advance of such sale, subject to Newbelco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to transfers to any Restricted Transferee as set out in Section 8.2.1.5 (Restricted Newbelco Shares – Pledge) below.

8.2.1.5	Restricted Newbelco Shares – Pledge

Notwithstanding any restrictions on transfer in the Newbelco Articles or any provision herein to the contrary, any Restricted Newbelco Shareholder will be able:

(a)	with the prior written consent granted by the Newbelco Board (a Pledge Consent), to pledge, charge, assign, mortgage, or otherwise grant a lien over or grant any security interest on its Restricted Newbelco Shares or any interests therein and any rights relating thereto as security (in each case, a Pledge) in respect of any bona fide loans, credit facilities, notes, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letters of credit or any similar extensions of credit to such Restricted Newbelco Shareholder or any of its Affiliates, hedging, derivative or other financing transactions to which such Restricted Newbelco Shareholder or any of its Affiliates is a party or, in each case, in respect of which such Restricted Newbelco Shareholder or any of its Affiliates is a guarantor or security provider, or a guaranty of any of the foregoing;

(b)	to transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) its holding of Restricted Newbelco Shares that are the subject of a Pledge (to which a Pledge Consent has been given):

(i)	to, or as directed by or with the written consent of, the relevant pledgee, chargee, assignee, mortgagee, or other security interest holder (a Pledgee) or to, or as directed by or with the written consent of, a receiver, administrator or other similar official appointed in connection with an enforcement of a Pledge (a Receiver), simultaneously with, or at any time after, such Restricted Newbelco Shareholder, Pledgee or Receiver notifying Newbelco that such Pledgee or Receiver has enforced or commenced enforcement action with respect to such Pledge; or

(ii)	to the extent the Restricted Newbelco Shareholder determines in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by a Pledgee or a Receiver in respect of such Restricted Newbelco Shares (and the proceeds of the transfer are used to satisfy the underlying obligation secured by the Pledge) and has given written notice to the Newbelco Board in which the Restricted Newbelco Shareholder confirms that it has determined in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by the relevant Pledgee or Receiver in respect of such Restricted Newbelco Shares.

Save where a Pledge Consent has previously been given (which is the case for the consent letters entered into by AB InBev with Altria and BEVCO on 11 November 2015 which constitute Pledge Consents), the Newbelco Board shall have absolute discretion as to whether to grant a Pledge Consent. The Newbelco Board shall adopt shortly after Completion a pledging policy that will set out the circumstances in which the Board of Directors will grant a Pledge Consent. Such pledging policy can be amended by the Newbelco Board from time to time.

The pledging policy to be adopted by the Newbelco Board (a copy of which is available on AB InBev’s website) provides that the Newbelco Board will grant such a Pledge Consent if a Restricted Newbelco Shareholder provides to Newbelco (i) a request for a Pledge Consent containing certain specified information in relation to any proposed Pledge, and (ii) certain specified representations and warranties, including, amongst others, that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Newbelco Shares. The pledging policy available on AB InBev’s website provides further details of the process for requesting a Pledge Consent, including the information and representations and warranties to be provided, as well as a copy of a Pledge Consent request form.

In the event that Restricted Newbelco Shares are converted (whether at the option of its holder after 10 October 2021 or in the other instances provided for in the Newbelco Articles), provided that the conditions set out in the Newbelco Articles are met, Newbelco will record the conversion of the Restricted Newbelco Shares into New Ordinary Shares and, if relevant, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Newbelco Shares, in Newbelco’s share register on the same Business Day (if the notice relating to this conversion or transfer is received by Newbelco before 1.00 p.m. Brussels time) or the next Business Day (if the notice relating to this conversion or transfer is received by Newbelco after 1.00 p.m. Brussels time or on a day that is not a Business Day).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Restricted Newbelco Shareholder or Restricted Transferee or any transferee or transferees of such shares, free of any lock-up or other restriction.

On the same day as the recordation of the conversion, Newbelco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newbelco’s control to ensure that admission to listing occurs promptly thereafter. Neither the Restricted Newbelco Shareholder, the Restricted Transferee nor any other transferee shall be liable for any cost or expense of Newbelco or its registrar in connection with such conversion or transfer and Newbelco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

8.2.1.6	Relaxation of restrictions applicable to Restricted Newbelco Shares

AB InBev and the individuals serving as directors of AB InBev as of the date of this Prospectus each intend, until the fifth anniversary of Completion (i) not to propose at any general meeting a resolution (or cause any other person to do so), and (ii) to vote against any resolution which would have the effect of:

•	removing or relaxing the transfer restrictions in relation to the Restricted Newbelco Shares set out above; or

•	allowing conversion of the Restricted Newbelco Shares into New Ordinary Shares,

in both cases prior to the fifth anniversary of the issuance of the Restricted Newbelco Shares, except under certain limited circumstances. The AB InBev Reference Shareholder also intends to procure (so far as it is able) the same. Furthermore, the statements in this paragraph are intended to be binding on Newbelco following Completion, although these intentions may be set aside in the event that (a) a tender offer is made for the whole of the issued share capital of Newbelco (excluding the Belgian Offer) and such offer becomes wholly unconditional, or (b) Newbelco implements a merger with a third party, in both cases in circumstances where the shareholders of Newbelco immediately prior to such tender offer or merger do not control (or exercise joint control over) Newbelco or the surviving entity (as applicable) following such tender offer or merger.

9.	MAJOR SHAREHOLDERS

9.1	Major shareholders of Newbelco following Completion

9.1.1	Shareholding structure

The following tables set forth certain information, as of 30 June 2016, regarding the expected holding of voting rights in Newbelco, after giving effect to the proposed Transaction, by each person who, based on current ownership of AB InBev Shares or SABMiller Shares or otherwise, is expected to be a holder of more than 3% of the voting rights attached to Newbelco Shares, alone or together with any party acting in concert with them.

The number of Restricted Newbelco Shares that will be outstanding following Completion depends on the number of UK Scheme Shareholders who elect for the Partial Share Alternative. AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares, respectively, representing in aggregate approximately 40.38% of SABMiller’s issued ordinary share capital as at 30 June 2016 (and excluding any shares held in treasury). See Section 9 (Persons acting in concert with AB InBev) of Part V of this Prospectus for a description of such irrevocable undertakings. If only Altria and BEVCO elect the Partial Share Alternative, 316,999,695 Restricted Newbelco Shares will be outstanding, which is the minimum amount of Restricted Newbelco Shares expected to be outstanding following Completion.

Conversely, the Partial Share Alternative is limited to 326,000,000 Restricted Newbelco Shares. As a result, if the Partial Share Alternative is elected by UK Scheme Shareholders (other than Altria and BEVCO) in respect of approximately 18.6 million UK Scheme Shares (or more), then the maximum amount of 326,000,000 Restricted Newbelco Shares will be outstanding upon Completion. To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to UK Scheme Shareholders who elected for the Partial Share Alternative will be satisfied in cash in accordance with the terms of the Transaction. See Section 2.2.1 (Step 1: the UK Scheme) of Part IV of this Prospectus for further information in respect of the terms of the Transaction.

9.1.1.1	Assuming only Altria and BEVCO elect for the Partial Share Alternative

The table below assumes that Altria and BEVCO will elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings, but that all other UK Scheme Shareholders elect for the Cash Consideration. As a result, the percentage of voting rights held (as set out in the table below) is based on 1,924,701,459 Newbelco Shares, calculated as follows:

-	2,010,241,851 Newbelco Shares expected to be outstanding immediately following the Belgian Merger (comprised of 1,693,242,156 New Ordinary Shares and 316,999,695 Restricted Newbelco Shares);

minus

-	85,540,392 New Ordinary Shares expected to be held in treasury by Newbelco and its subsidiaries immediately following the Belgian Merger, the voting rights of which will be suspended. Such number of treasury shares is calculated based on (i) the number of AB InBev Shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (540,392 AB InBev Shares) plus (ii) the number of New Ordinary Shares expected to be kept as treasury shares by Newbelco after completion of the Belgian Merger (85,000,000 New Ordinary Shares).

Upon Completion, it is expected that the first twelve entities mentioned in the table will act in concert (it being understood that it is expected that (i) the first ten entities will act in concert within the meaning of Article 3, §1, 13º of the Transparency Law, and (ii) the eleventh and twelfth entities will act in concert with the first ten entities within the meaning of Article 3, §2 of the Takeover Law) and will hold, in aggregate, 847,648,483 New Ordinary Shares, representing 44.04% of the voting rights attached to the Newbelco Shares expected to be outstanding following Completion, based on the assumptions set out in the preceding paragraph. On the same basis, all other former AB InBev Shareholders not included in the table below are expected to hold 760,053,281 New Ordinary Shares, representing 39.49% of the voting rights attached to the Newbelco Shares expected to be outstanding following Completion.

Major shareholders	Number of SABMiller Shares	Number of AB InBev Shares	Number of Newbelco Shares after the Transaction	% of voting rights attached to Newbelco Shares after the Belgian Merger(5)(6)
Holders of New Ordinary Shares
AB InBev Reference Shareholder, a stichting incorporated under Dutch law	—	663,074,832	663,074,832	34.45%
EPS Participations, a company incorporated under Luxembourg law, affiliated to EPS SA, its parent company(1)	—	130,257,459	130,257,459	6.77%
EPS SA, a company incorporated under Luxembourg law, affiliated to the AB InBev Reference Shareholder that it jointly controls with BRC(1)	—	99,999	99,999	<0.01%
Rayvax, a company incorporated under Belgian law	—	484,794	484,794	0.03%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	—	10	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	—	0	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	—	6,997,665	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	—	0	0	0.00%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it(2)	—	5,485,415	5,485,415	0.29%
BRC, a company incorporated under Luxembourg law, affiliated to the AB InBev Reference Shareholder that it jointly controls with EPS SA	—	37,598,236	37,598,236	1.95%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	—	3,645,605	3,645,605	0.19%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Takeover Law	—	4,468	4,468	0.00%
Holders of Restricted Newbelco Shares
Altria (3)	430,000,000	—	208,106,670	10.81%
BEVCO (4)	225,000,000	—	108,893,025	5.66%

Notes:

(1)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the AB InBev Reference Shareholder and the shares it held directly in AB InBev, except for 100,000 shares. On 16 January 2015, EPS transferred one AB InBev Share to the AB InBev Reference Shareholder for certification by the latter, so that on 16 January 2015 EPS held 99,999 AB InBev Shares.
(2)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(3)	Represents ownership of 208,106,670 Restricted Newbelco Shares that will be convertible into New Ordinary Shares subject to the terms and conditions described elsewhere in this Prospectus.
(4)	Represents ownership of 108,893,025 Restricted Newbelco Shares that will be convertible into New Ordinary Shares subject to the terms and conditions described elsewhere in this Prospectus.

(5)	The percentage of Newbelco voting rights held is calculated based on 1,924,701,459 Newbelco Shares, as set out above. This also assumes that Altria and BEVCO will elect for the Partial Share Alternative in respect of the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other UK Scheme Shareholders elect for the Cash Consideration.
(6)	Each New Ordinary Share and each Restricted Newbelco Share will be entitled to one vote at Newbelco’s shareholders’ meetings except for shares owned by Newbelco or by any of its subsidiaries, the voting rights of which will be suspended. The shares held by Newbelco’s principal shareholders will not entitle such shareholders to different voting rights.

9.1.1.2	Assuming all SABMiller Shareholders elect for the Partial Share Alternative

For the sake of comparison, the table below assumes that all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative. As a result, the percentage of voting rights in Newbelco held (as set out in the table below) is based on 1,933,701,764 Newbelco Shares, calculated as follows:

-	2,019,242,156 Newbelco Shares expected to be outstanding immediately following the Belgian Merger (comprised of 1,693,242,156 New Ordinary Shares and 326,000,000 Restricted Newbelco Shares17);

minus

-	85,540,392 New Ordinary Shares expected to be held in treasury by Newbelco and its subsidiaries immediately following the Belgian Merger, the voting rights of which will be suspended. Such number of treasury shares is calculated based on (i) the number of AB InBev Shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (540,392 AB InBev Shares) plus (ii) the number of New Ordinary Shares expected to be kept as treasury shares by Newbelco after completion of the Belgian Merger (85,000,000 New Ordinary Shares).

	Number of SABMiller Shares	Number of AB InBev Shares	Number of Newbelco Shares after the Transaction	% of voting rights attached to Newbelco Shares after the Belgian Merger(3)
Holders of New Ordinary Shares
AB InBev Reference Shareholder and the eleven entities that act in concert with it within the meaning of Article 3, §1, 13º of Transparency Law and Article 3, §2 of the Takeover Law(1)	—	847,648,483	847,648,483	43.84%
Other former AB InBev Shareholders	—	760,053,281	760,053,281	39.31%
Holders of Restricted Newbelco Shares
Altria.	430,000,000	—	84,585,274(2)(4)	4.37%
BEVCO	225,000,000	—	44,259,736(2)(4)	2.29%
Other former SABMiller Shareholders(2)	1,002,262,457	—	197,154,988(2)(4)	10.20%

Notes:

(1)	Comprises the first twelve entities listed in the table under Section 9.1.1.1 above. On this basis, the AB InBev Reference Shareholder would hold 34.29% of the voting rights attached to Newbelco Shares following Completion.
(2)	Based on the fully diluted share capital of SABMiller of 1,657,262,457 shares, calculated on the basis of:
(A)	SABMiller’s issued share capital as of the close of business on 30 June 2016 of 1,622,117,877 SABMiller ordinary shares (excluding 57,976,623 treasury shares); and
(B)	46,228,377 SABMiller ordinary shares (excluding 51,645 awards that will be settled in cash) which may be issued prior to completion of the Transaction on the exercise of options or vesting of awards under the SABMiller Share Award Plan and the SABMiller Share Option Plans, offset by 11,083,797 SABMiller ordinary shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016.
(3)	The percentage of Newbelco voting rights held is calculated based on 1,933,701,764 Newbelco Shares, as set out above. This also assumes that all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them and that no holders of UK Scheme Shares elect for the Cash Consideration.
(4)	Persons electing for the Partial Share Alternative will have their entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Newbelco Shares issued may sum to less than 326,000,000.

17 Persons electing for the Partial Share Alternative will have their entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Newbelco Shares issued may sum to less than 326,000,000.

9.1.2	Reference shareholder and shareholders and voting arrangements

9.1.2.1	Reference shareholder

Upon Completion, the AB InBev Reference Shareholder will be the largest shareholder of the Combined Group holding a controlling interest. The AB InBev Reference Shareholder represents an important part of the interests of the founding families of AB InBev (mainly represented by EPS SA and EPS Participations) and the interests of the Brazilian families, previously shareholders of Ambev (represented by BRC).

Assuming no further issuances of AB InBev Shares after the date of this Prospectus and Newbelco issues 316,999,695 Restricted Newbelco Shares, it is expected that upon Completion the AB InBev Reference Shareholder will own 663,074,832 New Ordinary Shares, representing 34.45% of the voting rights attached to the Newbelco Shares expected to be outstanding upon Completion (see Section 9.1.1.1 (Assuming only Altria and BEVCO elect for the Partial Share Alternative) above).

9.1.2.2	Shareholders’ agreement with the AB InBev Reference Shareholder

See Section 6.3.1 (Shareholders’ agreement with the AB InBev Reference Shareholder) of Part V of this Prospectus with respect to the shareholders’ arrangements.

9.1.2.3	Voting agreement between the AB InBev Reference Shareholder and the foundations

See Section 6.3.2 (Voting agreement between the AB InBev Reference Shareholder and the foundations) of Part V of this Prospectus with respect to the shareholders’ arrangements.

9.1.2.4	Voting agreement with the Restricted Newbelco Shareholders

Pursuant to the terms of the UK Scheme, each Restricted Newbelco Shareholder holding more than 1% of Newbelco’s total share capital will be required to enter into an agreement on Completion with the AB InBev Reference Shareholder, under which:

-	the AB InBev Reference Shareholder would be required to exercise the voting rights attached to its New Ordinary Shares to give effect to the terms of Section 7.2 (Newbelco board of directors) of this Part VIII in relation to the appointment and resignation of directors;

-	each Restricted Newbelco Shareholder would be required to exercise the voting rights attached to their New Ordinary Shares and Restricted Newbelco Shares, as applicable, to give effect to the terms of Section 7.2 (Newbelco board of directors) of this Part VIII in relation to the appointment and resignation of directors; and

-	each Restricted Newbelco Shareholder would be required to exercise the voting rights attached to any New Ordinary Shares which they would hold as a result of the conversion of Restricted Newbelco Shares, as applicable, in relation to any resolutions which would be proposed to modify the rights attached to Restricted Newbelco Shares, in accordance with the vote of a qualified majority of at least 75% of the Restricted Newbelco Shares and the New Ordinary Shares resulting from the conversion of Restricted Newbelco Shares previously held by Restricted Newbelco Shareholders.

PART IX: BELGIAN TAXATION

1.	GENERAL

The information provided in this part is a summary of certain Belgian federal tax consequences relating to the Belgian Offer. This summary is based on AB InBev’s understanding of the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this Prospectus, all of which are subject to change, including changes that could have a retroactive effect.

It should be appreciated that the eventual tax consequences may be different from what is stated below as a result of evolutions in law or practice.

The information provided below does not purport to describe all tax implications of the Belgian Offer and does not take into account the specific circumstances of any particular Newbelco Shareholder, or the tax laws of any country other than Belgium. In particular, this information deals only with Newbelco Shareholders who hold Initial Newbelco Shares as capital assets and does not address the tax treatment of Newbelco Shareholders who may be subject to special rules, such as financial institutions, insurance companies, collective investment undertakings, dealers in securities or currencies or persons who hold Initial Newbelco Shares as a position in a straddle, share-repurchase transaction, conversion transaction, a synthetic security or other integrated financial transaction. This information does not address the local taxes that may be due in connection with the disposition of Initial Newbelco Shares, other than the additional local taxes which generally vary from 0% to 10% of the shareholder’s income tax liability in Belgium.

The information set out below does not constitute binding legal or tax advice. Newbelco Shareholders are advised to consult their own advisers regarding the tax consequences of accepting the Belgian Offer, in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

2.	DEFINITIONS

For the purposes of this section, a Belgian resident is (i) an individual subject to Belgian personal income tax (that is, an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law), (ii) a company subject to Belgian corporate income tax (that is, a corporate entity that has its statutory seat, its main establishment, its administrative seat or its place of management in Belgium and is not exempt from corporate income tax), including an Organisation for Financing Pensions (OFP) subject to Belgian corporate income tax (that is, a qualifying Belgian pension fund incorporated under the form of an OFP), or (iii) a legal entity subject to Belgian income tax on legal entities (that is, a legal entity other than a company subject to Belgian corporate income tax, that has its statutory seat, its main establishment or its place of management in Belgium). A Belgian non-resident is any person that is not a Belgian resident.

3.	BELGIAN RESIDENT INDIVIDUALS

In principle, Belgian resident individuals holding Initial Newbelco Shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares; capital losses are not tax deductible.

However, a ‘speculation tax’ of 33% applies to capital gains realised on listed shares by Belgian resident individuals within six months from the date of acquisition of such shares held other than for professional purposes (the Speculation Tax).

This Speculation Tax of 33% should not apply to the tendering of the Initial Newbelco Shares which will not yet be listed. A Belgian advance decision pursuant to article 20 of the law of 24 December 2002 from the Belgian ruling commission confirms that the Speculation Tax does not apply.

The listing of the New Ordinary Shares following the Belgian Merger will have as a consequence that the realisation of capital gains on the New Ordinary Shares by shareholders which are individuals holding the New Ordinary Shares as a private investment, may become subject to the Speculation Tax under the conditions set out below.

The Speculation Tax applies to the transfer (including short sales) of New Ordinary Shares, profit certificates, warrants, call and put options and other derivatives over New Ordinary Shares.

Capital gains realised on New Ordinary Shares, options or warrants acquired in the framework of the professional activity of the Belgian resident individual and whereby the acquisition has been taxed as professional income fall outside the scope of the Speculation Tax. This is also the case for capital gains that are realised on the occasion of so-called mandatory transactions (e.g., squeeze-outs, mergers, splits or spin-offs). The Belgian Merger should qualify as a mandatory corporation pursuant to article 96/1, 2° Belgian Income Tax Code (BITC). A Belgian advance decision pursuant to article 20 of the law of 24 December 2002 from the Belgian ruling commission confirms the application of such exemption at the occasion of the Belgian Merger.

The ‘last in first out’ method is used to compute the six month period. The computation is made on a share per share basis with the same ISIN code.

If the roll-over relief of articles 95 and 96 BITC is applied on the exchange of shares upon the Belgian Merger, the New Ordinary Shares are considered to have been acquired on the date on which the exchanged AB InBev Ordinary Shares were acquired by the relevant AB InBev shareholder, for purposes of calculating the six month period of the Speculation Tax. If the Belgian resident individual applies the roll-over relief provided for in articles 95 and 96 BITC, the individual must add to his/her Belgian income tax returns following the year of the Belgian Merger, proof that the New Ordinary Shares received in exchange for the Belgian Merger are still part of his/her estate and have not been repaid in full or in part. It is at present unclear how this requirement needs to be met for the application of relief for the Speculation Tax because the New Ordinary Shares may be sold, without any Speculation Tax being due, as soon as the six months holding period has been met. Also, if a Belgian resident individual were to sell its New Ordinary Shares within six months following their delivery upon the Belgian Merger, Belgian banks and other intermediaries are likely to withhold the Speculation Tax unless they would accept on the basis of the information made available to them that no Speculation Tax should be due. If the Speculation Tax is withheld in such cases, the Belgian resident individual will need to reclaim the Speculation Tax from the Belgian tax authorities and demonstrate that it qualifies for the exemption because the roll-over in holding period pursuant to articles 95 and 96 BITC applies. Also in case of such reclaim it is at present unclear, as set out above, in which manner the Belgian resident individual will need to demonstrate that it qualifies for an exemption from Speculation Tax on the basis of the roll-over provision pursuant to articles 95 and 96 BITC.

The taxable basis of the Speculation Tax is equal to the difference between (i) the price received upon disposal of the New Ordinary Shares reduced by the Tax on Stock Exchange Transactions (as described below) (if any) and (ii) the acquisition price of the New Ordinary Shares increased by the Tax on Stock Exchange Transactions (if any). Capital losses are in principle not deductible. The only situation where capital losses are taken into account is where there is a realisation – in a single transaction – of a number of New Ordinary Shares or other qualifying instruments with the same ISIN number but acquired via successive acquisitions (at different acquisition prices), within the last six months before the Transaction. In such case, the capital gains will be set off by the capital losses and only the net amount (which cannot be less than zero) will be subject to Speculation Tax.

The Speculation Tax takes the form of a withholding tax levied at source by the intervening intermediary located in Belgium that fully discharges a Belgian resident individual from its liability for Speculation Tax. In case the withholding tax of 33% is not applied, the capital gain needs to be reported in the personal income tax return and is subject to personal income tax at a specific rate of 33%, not increased by local surcharges.

Capital gains realised by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realised outside the scope of the normal management of the individual’s private estate. Capital losses are not tax deductible.

Belgian resident individuals who hold Initial Newbelco Shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gain realised upon the transfer of the shares, except for shares held for more than five years, which are taxable at a flat rate of 16.5% (plus local surcharges). Capital losses on the shares incurred by Belgian resident individuals who hold the shares for professional purposes are in principle tax deductible.

4.	BELGIAN RESIDENT COMPANIES

Belgian resident companies (other than small companies within the meaning of article 15, §1 to §6 of the Belgian Companies Code (SMEs)) are subject to Belgian capital gains taxation at a flat rate of 0.412% on gains realised upon the transfer of Initial Newbelco Shares provided that: (i) the income distributed in respect of Initial Newbelco Shares is deductible pursuant to articles 202(1) and 203 of the BITC (hereinafter the Conditions for Tax-exempt Dividends Treatment) and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year. The 0.412% flat capital gains tax rate cannot be off-set by any tax assets (such as tax losses) or tax credits.

Belgian resident companies qualifying as SMEs are not subject to Belgian capital gains taxation on gains realised upon the disposal of the shares provided that (i) the article 203 BITC Taxation Condition is satisfied and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year.

If the one year minimum holding condition is not satisfied (but the article 203 BITC Taxation Condition is) the capital gains realised upon the disposal of shares by a Belgian resident company (non-SME or SME) are taxable at a rate of 25.75%.

Capital losses on shares incurred by resident companies (both non-SMEs and SMEs) are not tax deductible.

Shares held in the trading portfolio (portefeuille commercial/handelsportefeuille) of qualifying credit institutions, investment firms and management companies of collective investment undertakings which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des établissements de crédit, des entreprises d’investissement et des sociétés de gestion d’organismes de placement/jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 33.99% and the capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realisation.

5.	ORGANISATIONS FOR FINANCING PENSIONS

OFPs within the meaning of article 8 of the Belgian Act of 27 October 2006 are, in principle, not subject to Belgian capital gains taxation realised upon the disposal of the shares, and capital losses are not tax deductible.

6.	OTHER TAXABLE LEGAL ENTITIES

Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of shares.

Capital losses on Initial Newbelco Shares incurred by Belgian resident legal entities are not tax deductible.

7.	BELGIAN NON-RESIDENT INDIVIDUALS AND COMPANIES

Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of Initial Newbelco Shares, unless such shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian individuals (holding the shares for professional purposes) or Belgian companies.

Non-resident individuals who do not use Initial Newbelco Shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on Initial Newbelco Shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are beyond the normal management of one’s private estate. See “Belgian resident individuals” above. Such non-resident individuals might therefore also be obliged to file a tax return and should consult their own tax adviser.

According to a strict reading of Article 228, §3 BITC, capital gains realised on the shares by Belgian non-residents are subject to tax in Belgium in the form of a payroll withholding tax if they are sold to a Belgian tax resident, provided that (i) the capital gains would have been taxable if the non-resident were a Belgian resident, and (ii) the capital gains are taxable in Belgium pursuant to the applicable income tax treaty, or, if no such treaty applies, the non-resident fails to submit proof that the capital gains are effectively taxed in its country of residence. The legislative history and the formal guidance of the Belgian tax authorities indicate that this provision should not be applicable to capital gains realised on shares. However, it is not to be excluded that a court would rule that this provision is applicable, based on a strict reading of it.

The Speculation Tax (see “Belgian resident individuals” above) is also applicable to non-resident individuals with respect to capital gains realised in Belgium, which is the case if a Belgian intermediate (broker or bank) is involved, provided that Belgium is not barred from charging tax under the applicable bilateral tax treaty.

8.	TAX ON STOCK EXCHANGE TRANSACTIONS

The transfer for consideration of shares (secondary market) in Belgium through a professional intermediary is subject to the tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) of 0.27% of the purchase price, capped at EUR 800 per transaction and per party (the Tax on Stock Exchange Transactions). A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary.

No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in article 2, 9° and 10° of the Belgian law of 2 August 2002; (ii) insurance companies described in article 2, §1 of the Belgian law of 9 July 1975; (iii) professional retirement institutions referred to in article 2, 1° of the Belgian law of 27 October 2006 concerning the supervision on institutions for occupational pension; (iv) collective investment institutions; and (v) Belgian non-residents under the condition that their financial intermediary in Belgium has a certificate in which they confirm their non-resident status.

On 14 February 2013 the EU Commission adopted the Draft Directive on a Financial Transaction Tax (such tax, the FTT and such draft directive, the FTT Draft Directive). The FTT Draft Directive currently stipulates that once the FTT enters into effect, the participating Member States shall not maintain or introduce any taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the Tax on Stock Exchange Transactions should thus be abolished once the FTT enters into effect. The FTT Draft Directive is still subject to negotiation between the participating Member States and may, therefore, be further amended at any time.

PART X: GLOSSARY OF SELECTED TERMS

The following explanations are intended to assist the general reader to understand certain terms used in this Prospectus. The definitions set out below apply throughout this Prospectus, unless the context requires otherwise.

2014 Shareholders’ Agreement	the shareholders’ agreement between the AB InBev Reference Shareholder, EPS SA, EPS Participations, BRC and Rayvax dated 18 December 2014

2015 Senior Facilities Agreement	the USD 75.0 billion senior facilities agreement entered into by AB InBev on 28 October 2015

2015 Senior Facilities Syndicate	(i) Australia and New Zealand Banking Group Limited; (ii) Bank of America, N.A.; (iii) The Bank of New York Mellon; (iv) Barclays Bank PLC; (v) BNP Paribas Fortis SA/NV; (vi) BNP Paribas SA; (vii) The Bank of Tokyo-Mitsubishi UFJ, Ltd.; (viii) Citibank, N.A.; (ix) Commerzbank Aktiengesellschaft, Filiale Luxemburg; (x) Deutsche Bank AG Filiale Luxemburg; (xi) HSBC Bank USA, N.A.; (xi) HSBC Bank plc; (xii) ING Belgium SA/NV; (xiii) ING Bank NV; (xiv) Intesa Sanpaolo S.p.A; (xv) Mizuho Bank, Ltd.; (xvi) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank Nederland”, New York Branch; (xvii) The Royal Bank of Scotland plc; (xviii) Banco Santander, S.A.; (xix) Santander Bank, N.A.; (xx) Société Générale, London Branch; (xxi) Sumitomo Mitsui Banking Corporation; (xxii) The Toronto-Dominion Bank; (xxiii) TD Bank, N.A.; (xxiv) UniCredit Bank AG; and (xxv) Wells Fargo Bank, N A.

2016 Shareholders’ Agreement	the Amended and Restated New Shareholders’ Agreement dated 11 April 2016 between the AB InBev Reference Shareholder, EPS SA, EPS Participations, BRC and Rayvax, amending the 2014 Shareholders’ Agreement

ABIFI	AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc.

AB InBev	Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

AB InBev ADSs	American Depositary Shares of AB InBev

AB InBev Board	the board of directors of AB InBev

AB InBev General Meeting	the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

AB InBev Group	AB InBev and the group of companies owned and/or controlled by AB InBev

AB InBev Listing Documents	such documentation as is required to be prepared by AB InBev and/or Newbelco in relation to (i) the listing of the New Ordinary Shares on Euronext Brussels (including the Belgian Listing Prospectus), (ii) the secondary listing of ADSs (each representing one New Ordinary Share) on the NYSE, (iii) the JSE Secondary Listing, and (iv) the Mexican Secondary Listing

AB InBev Reference Shareholder	Stichting Anheuser-Busch InBev or any Successor thereof

AB InBev Resolutions	any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect (i) the Belgian Offer, (ii) the Belgian Merger, and (iii) any other step of the Transaction

AB InBev Shareholders	holders of AB InBev Shares and/or AB InBev ADSs from time to time

AB InBev Shares	AB InBev ordinary shares

AB InBev Transaction Documents	the Belgian Offer Documents, the South African Offer Prospectus, the Belgian Merger Documents, the Belgian Merger US Documents (including the F-4 Registration Statement), the AB InBev Listing Documents, the Belgian Share Issue Documents, the notice of the AB InBev General Meeting, for each of which AB InBev and the AB InBev directors and/or Newbelco and the Newbelco directors (as applicable) are responsible and which are available on AB InBev’s website (www.ab-inbev.com) and at www.globalbrewer.com

Acceptance Form	the form attached hereto as Annex 2

Acceptance Period	on 7 October 2016 (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus) from 9 a.m. Brussels time to 7 p.m. Brussels time

Actual Cash Consideration Value	the amount that AB InBev would actually be required to pay as cash consideration under the Belgian Offer

ADR	American Depositary Receipt

ADS	American Depositary Share

Affiliate	an affiliate within the meaning of article 11 of the Belgian Companies Code

Altria	Altria Group, Inc.

Altria Irrevocable	the irrevocable undertaking entered into by AB InBev with Altria on 11 November 2015

Amendment No. 1	the amendment entered into on 25 March 2016 to the Molson Coors Purchase Agreement

Ambev	Ambev S.A.

Asahi	Asahi Group Holdings, Ltd.

Audit Committee	the audit committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Belgian Companies Code	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

Belgian Corporate Governance Code	the Belgian Code on Corporate Governance of 12 March 2009

Belgian Listing Prospectus	the listing prospectus or equivalent document issued by Newbelco in accordance with the Belgian law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the FSMA for the purpose of the listing of the New Ordinary Shares on Euronext Brussels

Belgian Merger	the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group

Belgian Merger Documents	the Belgian documentation to be drawn up and made available to AB InBev Shareholders and Newbelco Shareholders (i.e., the holders of the Incorporation Shares at the time of consideration of the Newbelco Resolutions) in relation to the Belgian Merger in accordance with the Belgian Companies Code

Belgian Merger U.S. Documents	the U.S. legal documentation to be drawn up and made available to AB InBev Shareholders, including the F-4 Registration Statement

Belgian Offer	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Takeover Law and the Takeover Royal Decree

Belgian Offer Documents	the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, this Prospectus and the Belgian Offer Response Memorandum

Belgian Offer Response Memorandum	the response memorandum to be adopted by Newbelco in the context of this Prospectus

Belgian Share Issue Documents	the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports)

BEVCO	BEVCO Ltd.

BEVCO Irrevocable	the irrevocable undertaking entered into by AB InBev with BEVCO on 11 November 2015

BEVCO Supplemental Irrevocable	the supplemental irrevocable undertaking entered into by AB InBev with BEVCO on 5 August 2016

Bidder	AB InBev

BITC	Belgian Income Tax Code

BRC	BRC S.à r.l.

Business Day or business day	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

CAGR	the Compound Annual Growth Rate is a mean annual growth rate over a specified period of time

Capital Increase	the capital increase of Newbelco against the contribution in kind by the UK Scheme Shareholders of their UK Scheme Shares and the issue of Initial Newbelco Shares to such UK Scheme Shareholders in exchange for such contribution to be approved by the Newbelco General Meeting in connection with the implementation of the UK Scheme

Cash Consideration	the cash proceeds to be received by the UK Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction and as further described in Section 3.2 (Cash Consideration) of Part VII of this Prospectus

CCBA	Coca-Cola Beverages Africa (Pty) Ltd.

CCBA Group	Coca-Cola Beverages Africa (Pty) Ltd. and its subsidiaries from time to time

CCBA Transaction	the transaction announced by SABMiller on 27 November 2014 between SABMiller, The Coca-Cola Company and Gutsche Family Investments Proprietary Limited

certificated or in certificated form	not in uncertificated form (that is, not in CREST or the STRATE System)

CEO	the Chief Executive Officer of Newbelco upon Completion

Certificate	the cash confirmation certificate required pursuant to article 3, 2° of the Takeover Royal Decree

Chairman	the chairman of the Newbelco Board upon Completion

Combined Group	the enlarged group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco

Common Monetary Area	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland

Completion	completion of the Belgian Merger (which will not occur until after (i) the UK Scheme has become Effective, and (ii) the subsequent closing of the Belgian Offer)

Consolidation Factor	185.233168056448

Co-operation Agreement	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction, as amended from time to time

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the UK Uncertificated Securities Regulations 2001 (as amended)

CR Snow	China Resources Snow Breweries Ltd.

CR Snow Divestiture	the sale of SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow

CSDP	central securities depository participant, a participant as defined in the South African Financial Markets Act, 19 of 2012 (as amended)

CTB Election	the entity classification election filed by SABMiller to be disregarded as an entity separate from Newbelco for U.S. Federal income Tax purposes under Section 7701 of the Code and Treasury Regulation Sections 301.7701-1 through 301.7701-3

Deferred Shares	the 50,000 deferred shares of £1.00 each issued by SABMiller, which will be repurchased and held in treasury by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares

Deloitte	Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL (member of the Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises), with registered office at Berkenlaan 8B, 1831 Diegem, Belgium

Distell Divestiture	the envisaged sale of SABMiller’s 26.5% shareholding in Distell Group Limited by AB InBev in the context of the Transaction

EBITA, as defined (and as it relates to the SABMiller Group or any SABMiller sub-groups)	comprises operating profit before exceptional items and amortisation of intangible assets (excluding computer software) and includes the relevant group’s share of associates’ and joint ventures’ operating profit on a similar basis

EBITDA, as defined (and as it relates to AB InBev and/or the AB InBev Group)	has the meaning given in item “5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined” of AB InBev’s Form 20-F under the Exchange Act

EBITDA, as defined	earnings before interest, income taxes, depreciation and amortisation of the consolidated entity, it being understood that, with respect to SABMiller, EBITDA (historical and forecasted figures) (i) refers to the SABMiller Group EBITDA, which includes the share of EBITDA of the associates and joint-ventures, (ii) fully reflects the impact of the creation of CCBA and (iii) has been adjusted for those items given their material and recurring impact

EDD Agreement	the agreement entered into between AB InBev and the South African Government in terms of which AB InBev made commitments to contribute to South Africa, announced on 14 April 2016

EEA	the European Economic Area

Effective	in the context of the Transaction:

(a) if the Transaction is implemented by way of the UK Scheme, the UK Scheme having become effective pursuant to its terms; or

(b) if the Transaction is implemented by way of a UK Offer, such UK Offer having been declared and become unconditional in all respects in accordance with the requirements of the UK City Code

Election	an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of the UK Scheme

Electronic Election	an election made via CREST or the STRATE System for the Cash Consideration or the Partial Share Alternative by a UK Scheme Shareholder who holds UK Scheme Shares in uncertificated form

Enterprise Value	the Equity Value (i) plus net debt (defined as gross interest bearing debt less cash and cash equivalents), (ii) plus the value of the pensions, (iii) plus the value of non-controlling interests, (iv) less the value of associates and joint-ventures, except otherwise noted, it being understood that, with respect to SABMiller, the Enterprise Value (i) refers to the SABMiller Group Enterprise Value, which includes the value of the associates and joint-ventures, (ii) fully reflects the impact of the creation of CCBA and (iii) has been adjusted for those items given their material and recurring impact

EPS Participations	EPS Participations S.à r.l.

EPS SA	Eugénie Patri Sébastien SA

Equity Value	the Equity Value is determined as the product of the share price and the diluted number of shares outstanding at the relevant time

EU or European Union	an economic and political union of 28 member states which are located primarily in Europe

EU Parent-Subsidiary Directive	Council Directive (2011/96/EU) of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014 and Directive 2015/121/EU of 27 January 2015

EURIBOR	Euro Interbank Offered Rate

Euroclear	CIK SA/NV (Euroclear Belgium)

Euronext Brussels	the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID)

European Divestitures	the following divestitures:

-	the sale of SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, the UK and internationally (excluding certain rights in the U.S.), to Asahi; and

-	the sale of the entirety of assets of SABMiller in Central and Eastern Europe (Hungary, Romania, Czech Republic, Slovakia and Poland), subject to certain third party rights, to one or several purchasers

European Takeover Directive	the Directive on takeover bids (2004/25/EC)

Exchange Act	the U.S. Securities Exchange Act of 1934, as amended

F-4 Registration Statement	Newbelco’s SEC Registration Statement on Form F-4 dated on or around the date of this Prospectus

Final Dividend	the final dividend for the year ended 31 March 2016 of USD 0.9375 proposed by the SABMiller Board

Final Notarial Deed	the notarial deed acknowledging completion of the Belgian Merger

Finance Committee	the finance committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

FSMA	the Belgian Financial Services and Market Authority (Autorité des Services et Marchés Financiers / Autoriteit voor Financiële Diensten en Markten), which succeeded the Belgian Banking, Finance and Insurance Commission as the financial regulatory agency for Belgium on 1 April 2011

Form of Election	the form of election relating to the Cash Consideration and the Partial Share Alternative to be sent to SABMiller Shareholders who hold their SABMiller Shares in certificated form

FTT	the EU financial transaction tax

FTT Draft Directive	the proposal adopted by the European Commission for a Council Directive on a common financial transaction tax of 14 February 2013

Grupo Modelo	Grupo Modelo, S. de R.L. de C.V.

IFRS	International Financing Reporting Standards, as adopted by the EU

Incorporation Shares	the 6,150,000 registered shares without nominal value issued by Newbelco on 3 March 2016 and outstanding as at the date of this Prospectus, which will be cancelled with effect simultaneously with the completion of the Capital Increase

Information Rights Agreement	the information rights agreements entered into between AB InBev and Altria on 11 November 2015

Initial Newbelco Directors	the members of the Newbelco Board at the date of this Prospectus, comprised of three directors associated with Intertrust (Christophe Tans, Irène Florescu and Wouter Vanmechelen), who are expected to resign upon closing of the Belgian Offer

Initial Newbelco Shares	the ordinary shares in the capital of Newbelco to be issued to UK Scheme Shareholders pursuant to the terms of the UK Scheme

Intertrust	Intertrust (Belgium) NV/SA

Intertrust Engagement Letter	the engagement letter referred to in Section 12.6 (Intertrust Engagement Letter) of Part VII of this Prospectus

Irrevocable Undertakings	the Altria Irrevocable, the BEVCO irrevocable and the BEVCO Supplemental Irrevocable

January 2016 Notes	the January 2016 U.S. Notes and the January 2016 Taiwan Notes, collectively

January 2016 Taiwan Notes	the USD 1.47 billion aggregate principal amount of notes issued by AB InBev’s subsidiary ABIFI on 29 January 2016, as further detailed in Section 7 (Financing of the Belgian Offer) of Part VII of this Prospectus

January 2016 U.S. Notes	the USD 46 billion aggregate principal amount of bonds issued by AB InBev’s subsidiary ABIFI on 25 January 2016, as further detailed in Section 7 (Financing of the Belgian Offer) of Part VII of this Prospectus

Johannesburg Stock Exchange	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

JSE	JSE Limited, a public company incorporated in accordance with the laws of South Africa under registration number 2005/022939/06, and licensed to operate an exchange under the South African Financial Markets Act, 19 of 2012 (as amended)

JSE Secondary Listing	the secondary listing and admission to trading of the New Ordinary Shares issued pursuant to the Belgian Merger upon Completion on the main board of the Johannesburg Stock Exchange

Johannesburg Stock Exchange	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

Lazard	Lazard Frères & Co. LLC and Lazard & Co., Limited

LIBOR	London Interbank Offered Rate

Listing	the admission to listing and trading of the New Ordinary Shares on Euronext Brussels

Long Stop Date	the date falling 18 months after the date of the Rule 2.7 Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the UK Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

LTI stock option(s)	long-term incentive stock option(s)

LTI Stock Option Plan Directors	the AB InBev long-term incentive stock option plan for directors, as further described in Section 5.1.1.1 (Overview of AB InBev existing plans) of Part VIII of this Prospectus

LTI Stock Option Plan Executives	the AB InBev long-term incentive stock option plan for executives, as further described in Section 5.1.1.1 (Overview of AB InBev existing plans) of Part VIII of this Prospectus

LTI Warrant Plan	the AB InBev long-term incentive warrant plan, as further described in Section 5.1.1.1 (Overview of AB InBev existing plans) of Part VIII of this Prospectus

London Stock Exchange	London Stock Exchange plc

March 2016 Notes	the notes issued by AB InBev on 29 March 2016 under its Euro Medium-Term Note Programme of EUR 13.25 billion aggregate principal amount

Member State	a member state of the European Union

Mexican Secondary Listing	the secondary listing and admission to trading of the New Ordinary Shares on the Mexico Stock Exchange

Mexican Secondary Listing Documents	the listing prospectus (folleto informativo) issued by Newbelco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Secondary Listing

Mexico Stock Exchange	the Bolsa Mexicana de Valores, S.A.B. de C.V.

MillerCoors	MillerCoors LLC, a joint venture in the U.S. and Puerto Rico between SABMiller and Molson Coors

MillerCoors Divestiture	the divestiture pursuant to the Molson Coors Purchase Agreement

Molson Coors	Molson Coors Brewing Company

Molson Coors Purchase Agreement	the purchase agreement entered into between Molson Coors and AB InBev on 11 November 2015 pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12 billion in cash, subject to certain adjustments described in the Molson Coors Purchase Agreement, as amended by Amendment No. 1

Newbelco	Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

Newbelco ADS	an ADS of Newbelco, represented by an ADR

Newbelco Articles	the articles of association of Newbelco, to be adopted by the Newbelco General Meeting expected to be held on or around 28 September 2016 and which will be effective upon closing of the Belgian Offer, save for certain specific provisions that will only become effective upon the Listing becoming effective

Newbelco Board	the board of directors of Newbelco

Newbelco Board Committees	the four committees assisting the Newbelco Board, being the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee

Newbelco EBM	the executive board of management of Newbelco upon Completion

Newbelco General Meeting	the general meeting of the Newbelco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newbelco Resolutions

Newbelco Governance Charter	the corporate governance charter of Newbelco, as it will be adopted by the Newbelco Board after Completion

Newbelco Resolutions	any resolutions to be taken by the Newbelco General Meeting (composed at the moment such resolutions are adopted of the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect (i) the Capital Increase; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco Shares held by the incorporators of Newbelco; and (vi) any other step of the Transaction

Newbelco Shareholders	holders of Newbelco Shares and/or Newbelco ADSs from time to time

Newbelco Shares	the Incorporation Shares, the Initial Newbelco Shares, the Restricted Newbelco Shares or the New Ordinary Shares, as applicable

New Ordinary Shares	the ordinary shares in Newbelco (i) resulting from the consolidation of the Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer, (ii) to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion, and (iii) to be issued from time to time following Completion and into which the Restricted Newbelco Shares can be converted in accordance with their terms

Nomination Committee	the nomination committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Nominee Shareholder	a UK Scheme Shareholder that holds UK Scheme Shares in a business or professional capacity for and on behalf of one or more persons

NYSE	the New York Stock Exchange

Offer Agent	BNP Paribas Fortis SA/NV

Partial Share Alternative	the alternative whereby UK Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or are deemed to elect) to receive Restricted Newbelco Shares and cash instead of the Cash Consideration under and subject to the terms of the Transaction, as further described in Section 3.3 (Partial Share Alternative) of Part VII of this Prospectus

Permitted Dividend	any dividend announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six month period ending 30 September or 31 March prior to Completion, provided that:

(a)	any such dividend shall not exceed:

(i) USD 0.2825 per SABMiller Share for the six month period ended 30 September 2015;

(ii) USD 0.9375 per SABMiller Share for the six month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed USD 1.22 per SABMiller Share);

(iii) in respect of any subsequent six month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 30 September 2015; and

(iv) in respect of any subsequent six month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 31 March 2016

(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;

(c)	the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)	the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)	the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Time has not occurred prior to that date

PGR	represents the Perpetuity Growth Rate which is the constant rate at which the free cash flows of a company are expected to grow in perpetuity beyond the final year of the projection period

Phidias Management SA	Phidias Management SA, a limited liability company (société anonyme / naamloze vennootschap) incorporated under Belgian law with registered office at 97 rue Royale, 1000 Brussels and registered in the Crossroads Bank for Enterprises under number 0447.279.272 RPM/RPR (Brussels) and a subsidiary of Intertrust (Belgium) NV

Pledge	has the meaning given in Section 8.2.1.5 (Restricted Newbelco Shares – Pledge) of Part VIII of this Prospectus

Pledge Consent	has the meaning given in Section 8.2.1.5 (Restricted Newbelco Shares – Pledge) of Part VIII of this Prospectus

Pledgee	has the meaning given in Section 8.2.1.5 (Restricted Newbelco Shares – Pledge) of Part VIII of this Prospectus

Price of the Belgian Offer	the cash consideration given by AB InBev for each Initial Newbelco Share tendered into the Belgian Offer, as described in Section 3.2 (Cash Consideration) of Part VII

Proposed Structure	the proposed structure of the Transaction, as set out in Part IV (Overview of the Transaction) of this Prospectus

Prospectus	the present prospectus, including the Annexes which form an integral part hereto, and any possible supplement published in accordance with the applicable law, relating to the Belgian Offer and made available to Newbelco Shareholders, drawn up pursuant to the Takeover Law and the Takeover Royal Decree

Rayvax	Rayvax, Société d’Investissements S.A.

Reclassification and Consolidation	(a)

the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares); and

(b)	the automatic consolidation of any Initial Newbelco Shares which are acquired by AB InBev in the context of the Belgian Offer on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of New Ordinary Shares);

in each case, upon the passing of the notarial deed acknowledging the closing of the Belgian Offer

Regulatory Information Service	any of the services authorised from time to time by the UK Financial Conduct Authority for the purposes of disseminating regulatory announcements

Remuneration Committee	the remuneration committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Restricted Newbelco Shares	restricted shares in the capital of Newbelco, which will come into existence as a result of the Reclassification and Consolidation

Restricted Newbelco Share Directors	the Newbelco directors appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders

Restricted Newbelco Shareholders	the holders of Restricted Newbelco Shares

Restricted Overseas Shareholders	a UK Scheme Shareholder whom AB InBev requires SABMiller to treat as a Restricted Overseas Shareholder pursuant to the terms of the UK Scheme

Restricted Transferee	each of any Pledgee, Receiver, anyone to whom any Restricted Newbelco Shares (or any interest in those Restricted Newbelco Shares) are (or are agreed to be) transferred, sold, contributed, offered, granted any option on, or otherwise disposed of in accordance with article 7.3(b)(ii)(aa) or 7.3(b)(ii)(bb) of the Newbelco Articles, and any person referred to in Article 7.5(c) of the Newbelco Articles

Revised Announcement	the announcement made by AB InBev dated 26 July 2016 in relation to the Transaction made pursuant to Rule 2.7 of the UK City Code

Revised Restricted Newbelco Shares	has the meaning given in Section 8.2.1.3 (Restricted Newbelco Shares – Conversion) of Part VIII of this Prospectus

Rule 2.7 Announcement	the joint announcement made by SABMiller and AB InBev dated 11 November 2015 in relation to the Transaction made pursuant to Rule 2.7 of the UK City Code

SABMiller	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

SABMiller ADS Depositary	the depositary from time to time for the SABMiller ADSs pursuant to a deposit agreement between it, SABMiller and the holders and beneficial owners of SABMiller ADSs

SABMiller ADSs	American Depositary Shares of SABMiller

SABMiller Board	the board of directors of SABMiller

SABMiller Directors	the directors of SABMiller as at the date of this Prospectus or, where the context so requires, the directors of SABMiller from time to time

SABMiller General Meeting	the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolution

SABMiller Group	SABMiller and the group of companies owned and/or controlled by SABMiller

SABMiller Group NPR	SABMiller Group Net Producer Revenue

SABMiller International BV	SABMiller International BV, a company incorporated under Dutch law, with registered office at 7548XA Enschede, Brouwerslaan 1, The Netherlands, registered with the companies registry under number 24379935, and being a wholly-owned indirectly subsidiary of SABMiller

SABMiller Meetings	the UK Scheme Court Meeting and the SABMiller General Meeting

SABMiller Registrar	the SABMiller UK Registrar and/or the SABMiller South African Registrar

SABMiller Resolution	such shareholder resolution of SABMiller as is necessary to approve, implement and effect the UK Scheme, the Belgian Merger, changes to SABMiller’s articles of association, and the buy-back of the Deferred Shares

SABMiller Shareholders	the holders of SABMiller Shares from time to time

SABMiller Share Award Plan	the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan)

SABMiller Share Option Plans	the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No. 2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation Rights Scheme; the SABMiller plc International Employee Share Scheme; and the SABMiller plc Mirror Executive Share Purchase Scheme

SABMiller Share Plans	the SABMiller Share Award Plan; the SABMiller Share Option Plans; and the SABMiller plc Employee Share Purchase Plan

SABMiller Shares	the ordinary shares of USD 0.10 each in the capital of SABMiller

SABMiller South African Registrar	Computershare Investor Services Proprietary Limited, the registrars of SABMiller in South Africa

SABMiller UK Registrar	Equiniti Limited, the registrars of SABMiller in the United Kingdom

SEC	the United States Securities and Exchange Commission

Section	any section of this Prospectus

SEC Registration Statements	any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger or (ii) Restricted Newbelco Shares that are converted from Initial Newbelco Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference therein

Securities Act	the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder

SENS	the stock exchange news service of the Johannesburg Stock Exchange

Share-Based Compensation Plan	the AB InBev share-based compensation plan, as further described in Section 5.1.1.1 (Overview of AB InBev existing plans) of Part VIII of this Prospectus

South Africa	the Republic of South Africa

South African Exchange Control Regulations	the South African Exchange Control Regulations, 1961 (as amended) promulgated in terms of section 9 of the South African Currency and Exchanges Act, 9 of 1993 (as amended)

South African Offer Prospectus	the prospectus to be published by Newbelco on or around the date of this Prospectus pursuant to section 99(2) of the South African Companies Act, 71 of 2008, as amended

South African Register	the branch register of members of SABMiller within the meaning of section 129 of the UK Companies Act 2006 and article 116 of SABMiller’s Articles of Association kept and maintained on behalf of SABMiller by the SABMiller South African Registrar, in South Africa

South African Register Freeze Date	the last date for transfers between the UK Register and the South African Register, as set out in the expected timetable of principal events in Part III of this Prospectus

(or such other date as may be notified to SABMiller Shareholders by announcement through a Regulatory Information Service, on SENS and in the usual South African business newspapers for announcements of this nature)

STRATE	Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

STRATE System	the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

Successor	(i) in respect of any legal entity, any entity (x) to which such person transfers all of its assets and (y) which is (and continues to be) directly or indirectly controlled solely or jointly (within the meaning of articles 5, 8 and 9 of the Belgian Companies Code) by the same entities (or their Successors) or individuals (or any heirs of such individuals) that exercised directly or indirectly sole or joint control over, such shareholder immediately prior to such transfer; or (ii) in respect of any individual, any heir of that individual following his or her death or any individual to whom the assets of such individual are required to be transferred by virtue of applicable law

Takeover Law	the Belgian law of 1 April 2007 on public takeover bids

Takeover Royal Decree	the Belgian Royal Decree of 27 April 2007 on public takeover bids

Target	Newbelco

Transaction	the proposed business combination between SABMiller and AB InBev, to be effected by the Proposed Structure

Transaction-related Divestitures	the MillerCoors Divestiture, the CR Snow Divestiture, the European Divestitures and the Distell Divestiture

Tax Matters Agreement	the tax matters agreement entered into between Altria and AB InBev, dated 11 November 2015, as amended from time to time

Tax Opinions	opinions by Altria’s U.S. counsel that (i) the “Reorganization”, as defined in the Tax Matters Agreement (being collectively the transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, the issue of the Initial Newbelco Shares to the UK Scheme Shareholders, the registration of the UK Scheme Shareholders as Newbelco Shareholders in the share register of Newbelco, the reregistration of SABMiller as a private limited company and the CTB Election) and (ii) the Reclassification and Consolidation, will qualify as tax-free reorganisations for U.S. Federal income tax purposes

Terminal Growth Rate	the constant rate at which the free cash flows of a company are expected to grow in perpetuity beyond the final year of the projection period

Transparency Law	the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE

Treasury Stock Method	the method assumes that the proceeds that a company receives from an in-the-money option exercise are used to repurchase common shares in the market

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Agent	a third party agreed by SABMiller and AB InBev, being the agent irrevocably appointed by the UK Scheme Shareholders pursuant to the UK Scheme

UK City Code	the UK City Code on Takeovers and Mergers

UK Court	the High Court of Justice in England and Wales

UK Offer	should the Transaction or a step thereof be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the UK Companies Act 2006 in the circumstances described in the Rule 2.7 Announcement, the offer to be made by or on behalf of AB InBev to acquire the entire issued and to be issued share capital of SABMiller and, where the context admits, any subsequent revision, variation, extension or renewal of such offer

UK Panel	UK Panel on Takeovers and Mergers

UK Registrar of Companies	the Registrar of Companies in England and Wales

UK Register	the register of members within the meaning of section 113 of the Companies Act 2006 of SABMiller kept and maintained on behalf of SABMiller by the SABMiller UK Registrar in the UK

UK Scheme	the proposed scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and UK Scheme Shareholders to implement the acquisition of SABMiller by Newbelco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

UK Scheme Court Meeting	the meeting (or meetings) of holders of UK Scheme Shares (or any class or classes thereof) convened pursuant to section 896 of the UK Companies Act 2006 to consider and, if thought fit, approve the UK Scheme, including any adjournment thereof

UK Scheme Court Order	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the UK Companies Act 2006

UK Scheme Court Sanction Hearing	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the UK Companies Act 2006 including any adjournment thereof

UK Scheme Document	the document to be dispatched to SABMiller Shareholders including the particulars required by section 897 of the UK Companies Act 2006 and incorporating the notice of the SABMiller General Meeting

UK Scheme Effective Time	the time and date at which the UK Scheme becomes Effective in accordance with its terms

UK Scheme Record Time	the time and date specified as such in the UK Scheme

UK Scheme Shareholders	holders of UK Scheme Shares as at the UK Scheme Record Time

UK Scheme Shares	1. the SABMiller Shares in issue at the date of the UK Scheme Document;

2. any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

3. any SABMiller Shares issued at or after the Voting Record Time and at or prior to the UK Scheme Record Time on terms that the holder thereof shall be bound by the UK Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the UK Scheme, in each case remaining in issue at the UK Scheme Record Time, but excluding any SABMiller Shares held by SABMiller in treasury

uncertificated or in uncertificated form	recorded on the relevant register as being held in uncertificated form in CREST or the STRATE System and title to or interests in which may be transferred by means of CREST or the STRATE System, respectively; all references herein to the holding of SABMiller Shares or UK Scheme Shares (in uncertificated form) in the STRATE System must be read to mean the holding of interests in SABMiller Shares or UK Scheme Shares, as relevant, as reflected in the STRATE System

Unadjusted Consideration Value	an amount equal to the total number of Initial Newbelco Shares multiplied by £0.45

Underlying Shareholder	(a)	in respect of UK Scheme Shares held outside of the STRATE System by a Nominee Shareholder, the person on whose behalf the Nominee Shareholder is holding such UK Scheme Shares; and

(b)	in respect of UK Scheme Shares held in the STRATE System, the person on whose behalf the relevant CSDP is holding such UK Scheme Shares,

in each case irrespective of whether or not such person holds or may hold the beneficial interest in the relevant UK Scheme Shares

U.S., USA or United States	the United States of America

U.S. GAAP	the generally accepted accounting principles adopted by the SEC

U.S. Internal Revenue Code	the United States Internal Revenue Code of 1986, as amended

Value Reduction	the reduction of the value of the Cash Consideration and the Partial Share Alternative in case of any dividend or other distribution announced, declared, made or paid in respect of the SABMiller Shares on or after the date of the Rule 2.7 Announcement and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend

Voting Record Time	6.30 p.m. London time on the day which is two days prior to the date of the UK Scheme Court Meeting or, if the UK Scheme Court Meeting is adjourned, 6.30 p.m. on the day which is two days before the date of such adjourned meeting

WACC	represents the Weighted Average Cost of Capital which is the average rate of return a company expects to compensate all its different investors. The weights are the fraction of each financing source in the company’s target capital structure

Zenzele Scheme	SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme

PART XI: DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published or are published simultaneously with this Prospectus, shall be deemed to be incorporated in, and form part of, this Prospectus:

AB InBev documents:

-	the audited consolidated financial statements of AB InBev for the financial years ended 31 December 2013, 2014 and 2015, together, in each case, with the notes thereto and the audit reports thereon, as contained on pages 71 to 148 of AB InBev’s 2013 annual report, on pages 67 to 146 of AB InBev’s 2014 annual report and on pages 67 to 142 of AB InBev’s 2015 annual report, respectively, available on AB InBev’s website (www.ab-inbev.com);

-	the audited statutory financial statements of AB InBev for the financial years ended 31 December 2013, 2014 and 2015, together, in each case, with the notes thereto and the audit reports thereon, available on AB InBev’s website (www.ab-inbev.com);

-	the press release dated 4 May 2016 containing AB InBev’s first quarter 2016 trading update, available on AB InBev’s website (www.ab-inbev.com);

-	the press release dated 29 July 2016 containing AB InBev’s second quarter 2016 and half-year 2016 results, available on AB InBev’s website (www.ab-inbev.com);

-	the unaudited condensed consolidated interim financial statements of AB InBev for the six-month period ended 30 June 2016, together with the notes thereto and the auditor’s report thereon, as contained on pages 20 to 50 of AB InBev’s 2016 Half-Year Financial Report available on AB InBev’s website (www.ab-inbev.com).

SABMiller documents:

-	the audited consolidated financial statements of SABMiller for the financial years ended 31 March 2014, 2015 and 2016, together, in each case, with the notes thereto and the audit reports thereon, as contained on pages 91 to 161 of SABMiller’s 2014 annual report, on pages 102 to 175 of SABMiller’s 2015 annual report and on pages 98 to 170 of SABMiller’s 2016 annual report, respectively, available on SABMiller’s website (www.sabmiller.com);

-	the press release dated 21 July 2016 containing SABMiller’s first quarter 2016 trading update, available on SABMiller’s website (www.sabmiller.com);

Belgian Listing Prospectus:

-	the risk factors relating to the Transaction, as contained on pages 28 to 31 of the Belgian Listing Prospectus;

-	the risk factors relating to the business of the Combined Group, as contained on pages 31 to 48 of the Belgian Listing Prospectus;

-	the risk factors relating to the New Ordinary Shares, as contained on pages 49 to 51 of the Belgian Listing Prospectus.

Save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not, except as so modified or superseded, constitute part of this Prospectus.

Where parts of documents are incorporated by reference into this Prospectus, the non-incorporated parts are either not relevant for the Newbelco Shareholders or are covered elsewhere in this Prospectus. No other documents or information, including the content of AB InBev’s website (www.ab-inbev.com), the content of SABMiller’s website (www.sabmiller.com), or the websites accessible from hyperlinks on those websites, form part of, or are incorporated by reference into, this Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained (without charge) from the websites of AB InBev (www.ab-inbev.com) and/or SABMiller (www.sabmiller.com).

Any documents themselves incorporated by reference in the documents incorporated by reference in this Prospectus shall not form part of this Prospectus.

ANNEX 1

PART XII: ANNEXES

ANNEX 1: STAND-ALONE FINANCIAL INFORMATION IN RESPECT OF NEWBELCO

Part A: Balance sheet as of 3 March 2016 and explanatory notes

In thousand euros

ASSETS

Cash	61.5

Total assets	61.5

EQUITY AND LIABILITIES

Common equity	61.5

Total equity and liabilities	61.5

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Basis of preparation and measurement

Newbelco’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”).

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B) Functional and presentation currency

Unless otherwise specified, all financial information included in these financial statements have been stated in euro. The functional currency of the company is the euro.

(C) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

No judgments, estimates and assumptions were required to prepare this opening balance sheet.

(D) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(E) Share capital

Dividends are recognized in the financial statements on the date that the dividends are declared.

A-1-1

Part B: Auditor’s report

The auditor’s report on Newbelco’s opening balance sheet as of 3 March 2016, contained in Part A of this Annex 1, follows on the next page.

A-1-2

ANNEX 2

ANNEX 2: ACCEPTANCE FORM

VOLUNTARY AND CONDITIONAL TAKEOVER BID IN CASH BY ANHEUSER-BUSCH

INBEV SA/NV FOR ALL SHARES OUTSTANDING ON THE DATE OF SUCH BID ISSUED BY

NEWBELCO SA/NV

ACCEPTANCE FORM

To be completed and submitted in two copies to BNP Paribas Fortis SA/NV by e-mail at the end of or as soon as practicable after the end of the Acceptance Period.

By e-mail: erik.puttemans@bnpparibasfortis.com; hans.maas@bnpparibasfortis.com; and isabelle.roels@bnpparibasfortis.com

Capitalised terms not otherwise defined in this Acceptance Form shall have the meaning given to such terms in the prospectus relating to the voluntary and conditional takeover bid in cash made by Anheuser-Busch InBev SA/NV for all shares outstanding on the date of such bid issued by Newbelco SA/NV (the Prospectus).

BNP Paribas (London Branch), with its registered address at 10 Harewood Avenue, London NW1 6AA, United Kingdom, acting in its capacity as UK Agent, declares, based on the Elections (or deemed Elections) made by the UK Scheme Shareholders pursuant to the terms of the UK Scheme, to tender on behalf of such UK Scheme Shareholders [●] Initial Newbelco Shares into the Belgian Offer, in exchange for £0.45 per Initial Newbelco Share. The number of [●] Initial Newbelco Shares tendered into the Belgian Offer results from:

(i)	Elections (or deemed Elections) for the Cash Consideration by UK Scheme Shareholders, representing [●] Initial Newbelco Shares; and

(ii)	Elections (or deemed Elections) for the Partial Share Alternative by UK Scheme Shareholders, representing [●] Initial Newbelco Shares.

The remaining [●] Initial Newbelco Shares will not be tendered into the Belgian Offer and will be retained by certain UK Scheme Shareholders and subsequently reclassified and consolidated into Restricted Newbelco Shares as a result of the Reclassification and Consolidation.

BNP Paribas (London Branch) acknowledges and agrees, on behalf of itself and the UK Scheme Shareholders, that to be valid, this Acceptance Form must be submitted in accordance with the applicable acceptance procedure as set forth in the Prospectus at the end of or as soon as practicable after the end of the Acceptance Period.

Done in two originals at (place)

On (date)

On behalf of BNP Paribas (London branch),

Name: Title:	Name: Title:

A-2-1

ANNEX 3: BELGIAN OFFER RESPONSE MEMORANDUM

The Belgian Offer Response Memorandum follows on the next page.

RESPONSE MEMORANDUM

issued by the board of directors of Newbelco SA/NV

in connection with the

VOLUNTARY AND CONDITIONAL TAKEOVER BID

IN CASH

for all shares outstanding on the date of such bid issued by

NEWBELCO SA/NV

a limited liability company (société anonyme/naamloze vennootschap) incorporated under the laws of Belgium, with its registered office at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

by

ANHEUSER-BUSCH INBEV SA/NV

a limited liability company (société anonyme/naamloze vennootschap) incorporated under the laws of Belgium, with its registered office at Grand’Place/Grote Markt 1, 1000 Brussels, and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

This Response Memorandum is published as an annex to the Prospectus issued by Anheuser-Busch InBev SA/NV in connection with the above mentioned voluntary and conditional takeover bid in cash, as approved by the FSMA on 25 August 2016.

Response Memorandum as of 25 August 2016

PART I : OVERVIEW OF THE TRANSACTION	A-3-4

1.	CONTEXT AND OVERVIEW	A-3-4

2.	STRUCTURE OF THE TRANSACTION	A-3-4

3.	CONDITIONS PRECEDENT	A-3-14

PART II : ASSESSMENT OF THE BELGIAN OFFER	A-3-17

1.	REVIEW OF THE PROSPECTUS AND APPROVAL OF THIS RESPONSE MEMORANDUM BY THE NEWBELCO BOARD	A-3-17

2.	ASSESSMENT OF THE BELGIAN OFFER	A-3-17

3.	DECLARATION OF INTENT FOR NEWBELCO SHARES HELD BY THE DIRECTORS AND BY THE PERSONS REPRESENTED IN FACT BY SUCH DIRECTORS	A-3-26

4.	APPLICATION OF APPROVAL CLAUSES AND PRE-EMPTION RIGHTS	A-3-26

5.	INFORMATION TO EMPLOYEES OF NEWBELCO	A-3-26

A-3-i

IMPORTANT INFORMATION

Responsibility statements

Newbelco, represented by the Newbelco Board, is exclusively responsible for the content of this Response Memorandum, in accordance with article 29 of the Takeover Law. Any information from third parties identified in this Response Memorandum as such has been accurately reproduced and, as far as Newbelco is aware and is able to ascertain from the information published by a third party, does not omit any facts which would render the reproduced information inaccurate or misleading.

Subject to the foregoing, Newbelco, represented by the Newbelco Board, confirms that, to the best of its knowledge, the content of this Response Memorandum is accurate, not misleading and in accordance with the facts and it does not omit anything likely to affect the import of such information.

Approval of this Response Memorandum

The English version of this Response Memorandum was approved, together with the Prospectus, by the FSMA on 25 August 2016, in accordance with article 28, §3 of the Takeover Law. Such approval does not imply an assessment or evaluation of the merits or quality of the Belgian Offer or of the position of AB InBev or Newbelco.

Apart from the FSMA, no other authority in any other jurisdiction has approved this Response Memorandum.

Capitalised terms

Unless otherwise stated, capitalised terms used in this Response Memorandum have the meaning set out in Part X of the Prospectus.

Information contained in this Response Memorandum

The information contained in this Response Memorandum is correct as of its date. Any new significant fact or any material error or inaccuracy in the information contained in this Response Memorandum which could influence the evaluation of the Belgian Offer, occurring or noticed between approval of this Response Memorandum and the closing of the Acceptance Period, shall be disclosed in a supplement to this Response Memorandum, in accordance with article 30 of the Takeover Law.

The Newbelco Shareholders are requested to read the Prospectus and this Response Memorandum carefully and in their entirety and to base their decision to accept or not to accept the Belgian Offer on their own analysis of the terms and conditions of the Belgian Offer, taking into account the advantages and disadvantages it presents. Any summary or description contained in this Response Memorandum relating to legal provisions, corporate or restructuring transactions or contractual relations is provided for information purposes only and should not be construed as a legal or tax opinion on the interpretation or applicability of such provisions. If you are in doubt as to the substance or meaning of information contained in this Response Memorandum, you are recommended to seek independent advice from an accredited financial consultant or professional specialising in the purchase and sale of financial instruments.

Available information

An electronic version of the Prospectus, including this Response Memorandum, is available on the websites of AB InBev (www.ab-inbev.com) and the Offer Agent (www.bnpparibasfortis.be/sparenenbeleggen; www.bnpparibasfortis.be/epargneretplacer).

A French and Dutch translation of the Prospectus, including this Response Memorandum, is available in digital format on the abovementioned websites. Newbelco has verified the translations of this Response Memorandum and is responsible for their consistency. In case of differences between the English, French and Dutch versions of this Response Memorandum, the English version will prevail.

The Prospectus, including this Response Memorandum, can also be obtained free of charge by contacting the Offer Agent at +32 2 433 40 34 (English), +32 2 433 40 32 (French) and +32 2 433 40 31 (Dutch).

A-3-2

Forward-looking statements

There are statements in this Response Memorandum, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “anticipate”, “estimate”, “project”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside Newbelco’s control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements.

You should not place undue reliance on these forward-looking statements, which reflect the current views of Newbelco’s management, are subject to numerous risks and uncertainties about the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group and are dependent on many factors, some of which are outside of Newbelco’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the Transaction; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and resulting from the AB InBev Group’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of the AB InBev Group, Newbelco and/or the Combined Group in managing the risks involved in the foregoing.

Works Council

Newbelco has no works council and this Response Memorandum, therefore, contains no opinion on the Belgian Offer pursuant to article 44 of the Takeover Law. For information purposes, however, the opinion of the European Works Council of SABMiller on the Transaction is included in this Response Memorandum as Annex 1.

Applicable law and jurisdiction

The Belgian Offer is governed by Belgian law, in particular the Takeover Law and the Takeover Royal Decree.

The courts of Brussels shall have exclusive jurisdiction to settle any disputes relating to the Belgian Offer.

A-3-3

PART I: OVERVIEW OF THE TRANSACTION

1.	CONTEXT AND OVERVIEW

1.1	Announcement and Co-operation Agreement

On 11 November 2015, the AB InBev Board and the SABMiller Board announced in the Rule 2.7 Announcement that they had reached agreement on the terms of the Transaction.

On the same date, AB InBev and SABMiller entered into the Co-operation Agreement, pursuant to which AB InBev agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the pre-conditions and regulatory conditions of the Transaction.

In the Co-operation Agreement, AB InBev and SABMiller agreed, amongst other things, to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction.

On 26 July 2016, AB InBev announced revised and final terms of the Transaction, and on 29 July 2016, SABMiller announced that the SABMiller Board intends to recommend unanimously the Cash Consideration and that SABMiller Shareholders vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolution to be proposed at the SABMiller General Meeting.

1.2	Conditions to the Transaction

The Transaction is subject to several pre-conditions and conditions that are described in detail in the Rule 2.7 Announcement.

Such pre-conditions and conditions include amongst others:

•	the obtaining of regulatory approvals from applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa and other relevant jurisdictions; and

•	the approval of the relevant aspects of the Transaction by the AB InBev Shareholders, the Newbelco Shareholders and the SABMiller Shareholders.

It is stated in the Prospectus that, as at the date of the Prospectus, the Transaction has already been approved by a number of antitrust or competition law authorities, including the European Commission, the U.S. Federal Trade Commission, the Ministry of Commerce of the People’s Republic of China and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev confirmed on 29 July 2016 that all pre-conditions of the Transaction had been satisfied. In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

The AB InBev General Meeting, the Newbelco General Meeting (composed of the holders of the Incorporation Shares) and the SABMiller General Meeting are each expected to be held on or around 28 September 2016 to vote on the aspects of the Transaction requiring shareholders’ approval.

Please refer to Section 3 (Conditions precedent) below for more detail on the conditions to the Transaction.

2.	STRUCTURE OF THE TRANSACTION

The Transaction is described as follows in the Prospectus:

2.1	Description and schematic overview

2.1.1	Summary description

Under the terms of the Transaction, each UK Scheme Shareholder will have the option to elect for:

•	the Cash Consideration, i.e. cash proceeds in an amount of £45.00 in respect of each UK Scheme Share it owns; or

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•	the Partial Share Alternative, i.e. cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share it owns.

2.1.2	Schematic overview of Transaction structure

2.1.2.1	Current simplified structure

The diagram below sets out the current simplified shareholder structures of AB InBev, SABMiller and Newbelco:

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of the Prospectus.
-	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury.

2.1.2.2	Envisaged simplified structure post-Completion

The diagram below sets out the envisaged simplified shareholder structure of Newbelco upon Completion:

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of the Prospectus.
-	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

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2.1.2.3	Three-stage Transaction structure summary

The Transaction will be implemented through the Proposed Structure which involves three principal steps as follows:

Step 1: the UK Scheme

First, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares.

Notes:

-	The percentage numbers in the diagram above exclude the Deferred Shares, which will be held by SABMiller in treasury.
-	The Incorporation Shares held by Phidias Management SA and SABMiller International BV will be cancelled with effect simultaneously with the completion of the Capital Increase and are therefore not included in the diagram above.

Step 2: the Belgian Offer

Second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

•	UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

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•	UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share, in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation.

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of the Prospectus.
-	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers and absolute share numbers in the diagram above (i) exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury, (ii) refer to the expected holdings of Newbelco Shares after closing of the Belgian Offer on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (iii) take into account the Reclassification and Consolidation.
-	The number of 577,690,210 New Ordinary Shares mentioned in the diagram above (i) assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 SABMiller Shares in issue (see footnote 1 below for details on the basis on which this number is calculated), and (ii) is calculated taking 1,657,262,457 SABMiller Shares multiplied by 100 and divided by the Consolidation Factor (185.233168056448) less 316,999,695 (which assumes that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO).

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Step 3: the Belgian Merger

Third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in Section 6.1 (Shareholding Structure) of Part V of the Prospectus.
-	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion, on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

2.2	Three-stage Transaction structure

2.2.1	Step 1: the UK Scheme

It is intended that, on or around 26 August 2016, the UK Scheme Document will be despatched to SABMiller Shareholders. The UK Scheme Document will, among other things, incorporate a notice convening a meeting of SABMiller Shareholders for the purpose of approving the UK Scheme.

Under the terms of the UK Scheme:

•	each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

•	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

•	each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

•	UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

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•	Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder, and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

•	UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

•	each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

¡	UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	UK Scheme Shareholders (other than Nominee Shareholders) who validly elect, or are deemed to elect, for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

¡

Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account

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any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. Business Days before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System, or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capital.1 To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable), and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

1 This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of (i) SABMiller’s issued ordinary share capital as at the close of business on 30 June 2016 of 1,622,117,877 ordinary shares (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued (or transferred out of treasury).

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Minor adjustments to the entitlements of UK Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all UK Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the UK Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

As a result, UK Scheme Shareholders who make a valid Election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, and a supplemental irrevocable undertaking from BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.38% of SABMiller’s issued ordinary share capital.2 Please refer to Section 9 (Persons acting in concert with AB InBev) of Part V of the Prospectus for a description of such irrevocable undertakings. If Elections for the Partial Share Alternative are scaled back as described above, the Election made by or on behalf of Altria and BEVCO will be scaled back on the same basis as each other UK Scheme Shareholder.

It is currently intended that the UK Scheme will become effective on or around 4 October 2016. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting. Following the UK Scheme becoming effective, Newbelco will cancel all of the Incorporation Shares with effect simultaneously with the completion of the Capital Increase, such that the UK Scheme Shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Newbelco Shares following completion of the Capital Increase. Assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective, it is currently expected that the Capital Increase will occur on or around 6 October 2016.

It is expected that, as soon as reasonably practicable after the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the UK Companies Act 2006.

2.2.2	Step 2: the Belgian Offer

After completion of the Capital Increase, AB InBev will make the Belgian Offer, a voluntary cash takeover offer pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares issued to the UK Scheme Shareholders as a result of the UK Scheme. The FSMA has granted, at AB InBev’s request, certain derogations in the context of the Belgian Offer, including in respect of the duration of the Belgian Offer which will be open for one day only. Please refer to Sections 7.2 (Cash confirmation) and 9.1 (Acceptance Period) of Part VII of the Prospectus for more details. It is currently intended that the Belgian Offer will be made on the day following the date on which the Capital Increase occurs (i.e. on or around 7 October 2016) or as soon as reasonably practicable thereafter.

Under the Belgian Offer, AB InBev will offer to purchase the Initial Newbelco Shares held by UK Scheme Shareholders immediately after the Capital Increase for cash consideration of £0.45 per Initial Newbelco Share.

Acceptances by the UK Scheme Shareholders in respect of the Belgian Offer will be made by the UK Agent acting on behalf of the UK Scheme Shareholders on the basis of the Elections (or deemed Elections) made by such UK Scheme Shareholders and the number of Initial Newbelco Shares to be tendered by each UK Scheme Shareholder will depend on their Election (or deemed Elections) as follows:

•	in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Newbelco Shares held by such UK Scheme Shareholders

2 As at 30 June 2016 and excluding any shares held in treasury.

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(or, in the case of Nominee Shareholders, all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of UK Scheme Shares in respect of which the Nominee Shareholders have validly elected (or are deemed to have elected) for the Cash Consideration); and

•	in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Partial Share Alternative, in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Newbelco Shares equal to:

•	the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being, (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

•	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

•	first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448; and

•	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, UK Scheme Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

Upon the passing of the notarial deed acknowledging the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, the Initial Newbelco Shares will be reclassified and consolidated as follows:

•	all Initial Newbelco Shares retained by the former UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

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•	as a result, the UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will hold between 316,999,695 and 326,000,000 Restricted Newbelco Shares, depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative;

•	all Initial Newbelco Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into New Ordinary Shares on the same ratio, on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held by AB InBev (and the number of New Ordinary Shares resulting from such consolidation will be rounded down to the nearest whole number); and

•	as a result, AB InBev will hold between 568,689,906 and 577,690,210 New Ordinary Shares (depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative).[3]

Following the closing of the Belgian Offer, and completion of the Reclassification and Consolidation, and pending Completion, the shareholders of Newbelco will be (i) AB InBev, and (ii) the holders of the Restricted Newbelco Shares (being the UK Scheme Shareholders who validly elected or are deemed to have elected for the Partial Share Alternative).

2.2.3	Step 3: the Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders and holders of AB InBev ADSs will become Newbelco Shareholders and holders of Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger will be submitted to a vote of the AB InBev Shareholders at the AB InBev General Meeting and to a vote of the Newbelco Shareholders (i.e., at the time the approval will be sought, the holders of the Incorporation Shares) at the Newbelco General Meeting, both of which are scheduled to take place on 28 September 2016. If approved, it is currently expected that the Belgian Merger will become effective on or around 10 October 2016. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS Participations and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

As a consequence of the Belgian Merger, Newbelco will acquire all New Ordinary Shares held by AB InBev after the Belgian Offer and the Reclassification and Consolidation. Upon Completion, all such New Ordinary Shares will be cancelled, except for 85,000,000 of such New Ordinary Shares, which will be retained by Newbelco and held as treasury shares after Completion.

Pursuant to the Belgian Merger:

•	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon Completion, AB InBev will be dissolved by operation of Belgian law.

2.2.4	Resulting capital structure and listings

Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

3 The number of shares mentioned in this paragraph assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. See footnote 1 for the calculation of the number of 1,657,262,457 UK Scheme Shares.

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•	the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation.[4]

Subject to Completion, Newbelco currently expects that the New Ordinary Shares will be admitted to listing (as primary listing) on Euronext Brussels, with the listing intended to occur on or about the first Business Day following Completion. It is also intended that the New Ordinary Shares will, at the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs (each representing one New Ordinary Share) will be listed on the NYSE.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. Restricted Newbelco Shares may also be subject to conversion earlier in certain specific limited circumstances detailed in the Newbelco Articles. From Completion, such Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev Shares are issued after the date of the Prospectus, former AB InBev Shareholders and/or former holders of AB InBev ADSs are expected to own approximately between 83.14% and 83.53% of Newbelco’s share capital immediately following the Belgian Merger and UK Scheme Shareholders are expected to own approximately between 16.47% and 16.86% of Newbelco’s share capital immediately following the Belgian Merger. Accordingly, the dilution that will arise for holders of AB InBev Shares upon completion of the Belgian Merger is expected to be approximately between 16.47% and 16.86%.5 See Section 9.1 (Major shareholders of Newbelco following Completion) of Part VIII of the Prospectus for further information in respect of the expected ownership of former AB InBev Shareholders and UK Scheme Shareholders following the Belgian Merger.

2.2.5	Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and was paid on 12 August 2016. Both the Final Dividend and the interim dividend of USD 0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and their payment does not impact the Cash Consideration or the Partial Share Alternative.

3.	CONDITIONS PRECEDENT

It is stated in the Prospectus that the Transaction is subject to a certain number of pre-conditions and conditions. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. As noted above, AB InBev confirmed on 29 July 2016 that all pre-conditions to the Transaction had been satisfied. The paragraphs below describe the outstanding conditions of the Transaction.

4 Except for Newbelco and former AB InBev subsidiaries that will hold Newbelco Shares in treasury.

5 The percentage calculations in this paragraph exclude treasury shares and are based on the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à r.l. and Mexbrew S.à r.l.

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3.1	The UK Scheme

SABMiller proposed to the UK Court that Altria and BEVCO (and their nominees, if any) should constitute a separate class for purposes of the UK Scheme Court Meeting and, on 23 August 2016, the UK Court agreed to the convening of the UK Scheme Court Meeting on this basis.

To become effective, the UK Scheme therefore requires approval at the UK Scheme Court Meeting from a majority in number of those holders of UK Scheme Shares (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) as at the Voting Record Time who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the UK Scheme Shares voted by them.

It is currently intended that the UK Scheme Court Meeting will be held on or around 28 September 2016. Implementation of the Transaction will also require the passing of the SABMiller Resolution at the SABMiller General Meeting, which is expected to be held immediately after the UK Scheme Court Meeting. The SABMiller Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Implementation of the UK Scheme will furthermore require the Newbelco Shareholders (i.e., at the time the approval will be sought, the holders of the Incorporation Shares) to have approved the Capital Increase. It is currently intended that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Following the UK Scheme Court Meeting and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The UK Scheme Court Sanction Hearing is currently intended to be held on or around 4 October 2016.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting.

Following the UK Scheme becoming effective, it is currently expected that the Capital Increase will complete on or around 6 October 2016 (assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and sanction by the UK Court, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances, and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions. In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions) must be satisfied in order for the UK Scheme to become effective.

3.2	The Belgian Offer

The Belgian Offer is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•	the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required);

•	the UK Scheme Shares being registered in the name of Newbelco; and

•	the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

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3.3	The Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of holders of Incorporation Shares at the Newbelco General Meeting;

•	the Belgian Offer completing in accordance with its terms;

•	the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the Final Notarial Deed (or such later date as AB InBev may determine); and

•	the passing of the Final Notarial Deed.

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PART II: ASSESSMENT OF THE BELGIAN OFFER

1.	REVIEW OF THE PROSPECTUS AND APPROVAL OF THIS RESPONSE MEMORANDUM BY THE NEWBELCO BOARD

On 22 August 2016, the Newbelco Board met to approve the submission of this Response Memorandum to the FSMA for approval.

Present at such meeting were all members of the Newbelco Board, each of them associated with Intertrust, i.e., Christophe Tans, Irène Florescu and Wouter Vanmechelen. The biographies of such directors are set out in Section 6.1 of Part VI of the Prospectus. See also Section 12.6 of Part VII of the Prospectus for a description of the engagement letter entered into between AB InBev, SABMiller International B.V. (a subsidiary of SABMiller) and Intertrust pursuant to which Intertrust will provide certain incorporation and corporate services in relation to Newbelco.

At such meeting, the Newbelco Board:

(i)	reviewed the Prospectus in accordance with article 24, §1, 1° of the Takeover Law and article 26 of the Takeover Royal Decree and the UK Scheme Document;

(ii)	resolved that it had no comments on the Prospectus;

(iii)	made an assessment of the Belgian Offer, the conclusions of which are set out in Section 2 below of Part II of this Response Memorandum; and

(iv)	unanimously approved this Response Memorandum.

2.	ASSESSMENT OF THE BELGIAN OFFER

In accordance with article 24, §1, 3° of the Takeover Law and article 28 of the Takeover Royal Decree, the Newbelco Board has evaluated the effects of the Belgian Offer on Newbelco, the Newbelco Shareholders, the creditors of Newbelco and the employees of Newbelco.

2.1	Effect of the Belgian Offer on the interests of Newbelco

AB InBev is the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, AB InBev produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands.

The Newbelco Board is of the opinion that Newbelco will benefit from the experience and know-how offered by AB InBev. In addition, the Newbelco Board notes that the AB InBev board believes that the Combined Group will generate attractive synergies and create additional shareholder value.

2.2	Effect of the Belgian Offer on the interests of the Newbelco Shareholders

2.2.1	Securities

The Belgian Offer relates to all of the Initial Newbelco Shares which will have been issued by Newbelco pursuant to the Capital Increase after the UK Scheme becomes effective.

Aside from the Incorporation Shares (which will be cancelled simultaneously with the Capital Increase), Newbelco has at the date of this Response Memorandum not issued any other securities with voting rights or giving access to voting rights.

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2.2.2	Price of the Belgian Offer

2.2.2.1	Election in the context of the UK Scheme

As noted in Section 2.2 of Part I above:

•	each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

•	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

•	each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

•	UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

•	Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder, and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

•	UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

•	each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

¡	UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡	Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

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¡	UK Scheme Shareholders (other than Nominee Shareholders) who validly elect, or are deemed to elect, for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

¡	Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. Business Days before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System, or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

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UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

2.2.2.2	Cash Consideration

As noted in Section 2.2 of Part I above, if a UK Scheme Shareholder validly elects for the Cash Consideration, does not validly elect for the Partial Share Alternative, does not make a valid Election or does not make any Election at all (or, in the case a Nominee Shareholder, to the extent that such Nominee Shareholder validly elects for the Cash Consideration, does not validly elect for the Partial Share Alternative, does not make a valid Election, or does not make any Election at all on behalf of its Underlying Shareholder), that UK Scheme Shareholder shall be deemed to have appointed the UK Agent to tender all of its Initial Newbelco Shares (or, in the case of a Nominee Shareholder, in respect of all of the Initial Newbelco Shares held on behalf of the relevant Underlying Shareholder) into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

A justification of the Price of the Belgian Offer is provided in Section 4 (Justification of the Price of the Belgian Offer) of Part VII of the Prospectus.

2.2.2.3	Partial Share Alternative

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capital.6 To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable), and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

As noted in Section 2.2 of Part I above, if a UK Scheme Shareholder validly elects (or is deemed to elect) for the Partial Share Alternative, that UK Scheme Shareholder shall be deemed to have appointed the UK Agent to tender into the Belgian Offer (taking into account any pro rata scaling back, rounding and minor adjustments as described above) the number of Initial Newbelco Shares equal to:

•	the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders; or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders),

6 This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of (i) SABMiller’s issued ordinary share capital as at the close of business on 30 June 2016 of 1,622,117,877 ordinary shares (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued (or transferred out of treasury).

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minus

•	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

(i)	first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The price per Initial Newbelco Share tendered into the Belgian Offer to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described in Section 2.2 of Part IV of the Prospectus), is £0.45. (See Section 2.2.2.2 above (Cash Consideration).

Immediately after the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, all Initial Newbelco Shares retained by the former SABMiller Shareholders who elected for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such Reclassification and Consolidation will be rounded down to the nearest whole number).

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

2.2.2.4	Currency

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. All cash proceeds due to UK Scheme Shareholders registered on the South African Register shall be paid in South African rand and, in the case of a cheque if applicable, drawn on a South African clearing bank. AB InBev shall convert the aggregate cash proceeds due to such UK Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand at the average pound sterling/ZAR exchange rate obtained by AB InBev through a series of market transactions and matching opportunities over a fixed period of time between the South African Register Freeze Date and the second U.S. Business Day after closing of the Belgian Offer (the Applicable Rate). The Applicable Rate will be announced by AB InBev on a Regulatory Information Service and on SENS (as well as in the usual South African business newspapers for announcements of this nature) one business day before payment of the cash proceeds to UK Scheme Shareholders.

The actual amount of South African rand received by UK Scheme Shareholders registered on the South African Register, in respect of each UK Scheme Share, shall be equal to their proportionate entitlement (based on the amount due to them in pounds sterling) to such aggregate amount of South African rand received by AB InBev upon such conversion, provided that no amount of cash of less than one South African cent shall be paid to any UK Scheme Shareholder and the aggregate amount of cash to which a UK Scheme Shareholder shall be entitled shall be rounded down to the nearest South African cent. Please see Section 9.2.2.2 (South African Exchange Control Regulations) of the Prospectus for a summary of the impact of the South African Exchange Control Regulations for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form through the STRATE System in the context of the Transaction.

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2.2.2.5	Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and was paid on 12 August 2016. Both the Final Dividend and the interim dividend of USD 0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and their payment does not impact the Cash Consideration or the Partial Share Alternative.

2.2.3	Newbelco Board’s view

The Newbelco Board notes that the Belgian Offer is one of the steps in the Proposed Structure required to implement the Transaction.

The Newbelco Board has reviewed the justification of the Price of the Belgian Offer as provided in Section 4 (Justification of the Price of the Belgian Offer) of Part VII of the Prospectus.

The Newbelco Board has further reviewed the terms and conditions of the Restricted Newbelco Shares into which the remaining Initial Newbelco Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified as provided in Section 8 (Newbelco’s Share Capital) of Part VIII of the Prospectus. In particular, the Newbelco Board notes that the value of the Restricted Newbelco Shares will fluctuate over time but the Restricted Newbelco Shares will be subject to a five year lock-up restriction, will not be listed and that no market exists or is expected to exist in them. Newbelco Shareholders will need to ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by their own investment mandates and/or the laws of the relevant jurisdiction in which they reside, and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances. Newbelco Shareholders are, therefore, strongly recommended to seek their own independent financial, tax and legal advice.

The Newbelco Board further notes the statements in the UK Scheme Document that:

(i)	the SABMiller Directors, who have been so advised by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs, and Centerview Partners as to the financial terms of the Cash Consideration, consider the terms of the Cash Consideration to be fair and reasonable and that in providing advice to the SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs, and Centerview Partners have taken into account the commercial assessments of the SABMiller Directors; and

(ii)	the SABMiller Board considers the Transaction to be in the best interests of the SABMiller Shareholders taken as a whole. Accordingly, the SABMiller Directors unanimously recommend that SABMiller Shareholders vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolution to be proposed at the SABMiller General Meeting.

The Newbelco Board notes that the SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 663,336 SABMiller Shares representing approximately 0.0409% of SABMiller’s issued ordinary share capital on 31 July 2016.

The Newbelco Board further notes the statement in the UK Scheme Document that in deciding whether or not to elect for the Partial Share Alternative, SABMiller Shareholders should take independent advice and consider carefully the disadvantages

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and advantages of electing for the Partial Share Alternative (including but not limited to those listed below) in the light of their own financial circumstances and investment objectives.

Disadvantages of electing for the Partial Share Alternative

•	The Restricted Newbelco Shares will:

¡	be unlisted, not admitted to trading on any stock exchange and not capable of being deposited in an ADR programme; and

¡	among other things, be subject to a five year lock-up restriction on transfer, subject to limited exceptions (for example the ability to pledge the Restricted Newbelco Shares in certain circumstances), and only convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion.

Consequently, subject to such limited exceptions, SABMiller Shareholders who make an election for the Partial Share Alternative will not be able to realise or monetise their investment during the five year lock-up period.

In the light of these restrictions, SABMiller Shareholders who are subject to investment mandates should ascertain whether their mandates permit them to acquire or hold the Restricted Newbelco Shares. In addition, any assessment of the value of the Restricted Newbelco Shares should therefore take into account an individual shareholder’s assessment of an appropriate non-transferability discount to reflect these restrictions.

•	Unlike the Cash Consideration which is fixed, the Restricted Newbelco Share element of the Partial Share Alternative will be of uncertain value.

¡	the value of the Restricted Newbelco Shares will fluctuate, in part, to reflect the value of Newbelco and the performance of the Combined Group and in part to reflect exchange rates; and

¡	the Estimate of Value provided by Lazard, financial adviser to AB InBev, estimates that a typical institutional investor in listed securities would apply a material discount for non-transferability.

•	SABMiller Shareholders will only be able to elect for the Partial Share Alternative in respect of their entire holding of SABMiller Shares (or, in the case of Nominee Shareholders, in respect of the entire holding of SABMiller Shares held on behalf of an Underlying Shareholder).

•	SABMiller Shareholders electing for the Partial Share Alternative will have no certainty as to the precise number of Restricted Newbelco Shares they will receive under the terms of the Transaction because:

¡	the Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 41.6% of the SABMiller Shares;

¡	Altria and BEVCO have each given irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate 40.38% of SABMiller’s current issued share capital; and

¡	to the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections.

Advantages of electing for the Partial Share Alternative

•	The value of the Partial Share Alternative on a see through basis represented a premium to the Cash Consideration (before taking into account any discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares).

•

The Partial Share Alternative (subject to the limits on the number of Restricted Newbelco Shares to be issued, scaling back and fractional entitlements) allows SABMiller Shareholders to invest directly in the Combined Group

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at a fixed exchange ratio (rather than reinvesting consideration received from the Cash Consideration). The Restricted Newbelco Shares will provide a continuing investment in the Combined Group which will be a global brewer and one of the world’s largest consumer goods companies. In addition, AB InBev expects the Combined Group to achieve pre-tax cost synergies of at least US$1.4 billion per annum by the end of the fourth year following Completion. These synergies are in addition to the cost and efficiency programme of SABMiller.

•	From Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

•	From Completion, the holders of the Restricted Newbelco Shares will, together, have the ability to appoint a limited number of directors of Newbelco.

•	Depending on their own personal circumstances, SABMiller Shareholders in some jurisdictions receiving Restricted Newbelco Shares may not be immediately liable to tax in respect of part of any gain on their SABMiller Shares: that part of the gain may not effectively be taxable until a later disposal of Restricted Newbelco Shares or New Ordinary Shares. This treatment will however not apply to SABMiller Shareholders in all jurisdictions.

The Newbelco Board notes the statements in the UK Scheme Document that:

(i)	the SABMiller Directors and Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs, and Centerview Partners have considered the disadvantages and advantages outlined above in relation to the Restricted Newbelco Shares included within the Partial Share Alternative;

(ii)	Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs, and Centerview Partners are unable to advise the SABMiller Board on whether or not the financial terms of the Partial Share Alternative are fair and reasonable. This is because of the significant and variable impact of the disadvantages and advantages of the Partial Share Alternative for individual SABMiller Shareholders including, in terms of the advantages, in particular, the value of the Partial Share Alternative and its current premium to the Cash Consideration on a see through basis (before taking into account any discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares) and in terms of the disadvantages, in particular, the terms of the Restricted Newbelco Shares including the five year lock-up period, the volatility of the see through value of the Restricted Newbelco Share element of the Partial Share Alternative since November 2015 and the level of uncertainty in its future value; and

(iii)	for the reasons set out above, the SABMiller Directors cannot form an opinion on whether or not the terms of the Partial Share Alternative are fair and reasonable and cannot recommend whether or not SABMiller Shareholders should elect for the Partial Share Alternative.

In addition, the Newbelco Directors have discussed with Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners their financial advice to the Board of SABMiller.

The Newbelco Directors acknowledge that the advice provided by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners to SABMiller was provided solely for the benefit of the Board of Directors of SABMiller in connection with and for the purposes of its evaluation of the Transaction, and was not on behalf of, and shall not confer rights or remedies upon Newbelco. Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners are acting as financial advisers to SABMiller in connection with the Transaction and for no one else and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any matters referred to herein.

The Newbelco Board notes that, as required pursuant to Rule 24.11 of the UK City Code, a letter addressed to the AB InBev Board gives an estimated value of the Partial Share Alternative (the 24.11 Letter). The 24.11 Letter is attached to the Prospectus as Annex 4. Based on the assumptions and subject to the terms of and as at the date of the 24.11 Letter, the value of 0.483969 Restricted Newbelco Shares was estimated to be between £36.59 and £46.74, before taking into account any discount for non-transferability and, on this basis, the value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £41.25 and £51.40, before taking into account any discount for non-transferability. Holders of the Restricted Newbelco Shares are expected to value such Restricted Newbelco Shares at a discount to take into account non-transferability. The amount of such discount, if any, will depend on the type of holder and

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their individual circumstances. A typical institutional investor in listed securities is expected to apply a material discount for non-transferability of approximately 20% – 30% which would imply that the estimated value of 0.483969 Restricted Newbelco Shares would have been between £25.61 and £37.40 after taking into account such discount for non-transferability and, on this basis, that the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £30.27 and £42.05, after taking into account such discount for non-transferability.

The Newbelco Board understands that each of the SABMiller Directors who have interests in SABMiller Shares other than Geoffrey Bible and Dinyar Devitre (two of the SABMiller Directors nominated by Altria) has confirmed to SABMiller that they intend to elect (or use reasonable endeavours to procure the election) for the Cash Consideration in respect of the SABMiller Shares of which they are the beneficial holders or otherwise interested in and that Geoffrey Bible and Dinyar Devitre have confirmed that they wish to elect for the Partial Share Alternative as, having taken their own independent financial, tax and legal advice, they wish to make this election for tax planning purposes, they wish to hold an investment in the Combined Group, and their personal circumstances mean that they are willing to hold an unlisted, non-transferable investment for the five year lock-up period, and these factors outweigh the other disadvantages listed above.

The Newbelco Board notes that AB InBev has received the Irrevocable Undertakings from Altria and BEVCO. As a result of the Irrevocable Undertakings, AB InBev will in practice not be able to acquire in the Belgian Offer more than 59.55% of the Initial Newbelco Shares so that AB InBev will not hold more than (i) 90% of the Initial Newbelco Shares and consequently will not have to re-open the Belgian Offer pursuant to article 35, 1° of the Takeover Royal Decree or (ii) 95% of the Initial Newbelco Shares and consequently will not be entitled to proceed with a squeeze-out pursuant to article 42 of the Takeover Royal Decree.

For the reasons set out above, the Newbelco Board has not considered it necessary to request a fairness opinion.

2.3	Effect of the Belgian Offer on the creditors’ interests

Newbelco notes that upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco. On the basis of the information contained in the Prospectus, the terms of the Belgian Offer and the combined asset base of the Combined Group upon Completion, Newbelco believes that there is no reason to assume that the Belgian Offer should have adverse consequences on the creditors’ interests.

2.4	Effect of the Belgian Offer on the employees’ interests, including consequences for employment

It is stated in Section 3 (Employment at SABMiller) of Part VIII of the Prospectus that AB InBev has reiterated to SABMiller that it attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence.

In addition, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group, provided that this shall not apply to employees of the CCBA Group other than those employees who were employees of a member of the SABMiller Group immediately prior to completion of the CCBA Transaction.

AB InBev continues to develop its plans for integrating the Combined Group following Completion. AB InBev and SABMiller are engaged in continuing consultation with appropriate employee representatives regarding the Transaction and integration. AB InBev will continue its dialogue with relevant employee representatives and will engage with appropriate stakeholders in finalising its integration plans.

2.5	AB InBev’s strategic plans in relation to Newbelco and the effect of the Belgian Offer on the interests of Newbelco

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption under the Belgian Companies Code, pursuant to which AB InBev Shareholders will become shareholders in Newbelco and Newbelco will be the surviving entity.

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Newbelco notes that the background to and the reasons for the Transaction are set forth in Section 1 (Background to and reasons for the Transaction) of Part VIII of the Prospectus.

3.	DECLARATION OF INTENT FOR NEWBELCO SHARES HELD BY THE DIRECTORS AND BY THE PERSONS REPRESENTED IN FACT BY SUCH DIRECTORS

At the date of this Response Memorandum, none of the Initial Newbelco Directors holds any Newbelco Shares. At the date of this Response Memorandum, Phidias Management SA, a wholly owned subsidiary of Intertrust with which the Initial Newbelco Directors are associated, holds one (1) Incorporation Share.

All Incorporation Shares, including the one (1) Incorporation Share held by Phidias Management SA at the date of this Response Memorandum, will be cancelled simultaneously with the Capital Increase such that Phidias Management SA will not hold any Newbelco Shares at the opening of the Acceptance Period.

At the date of this Response Memorandum, Newbelco does not own any treasury shares.

4.	APPLICATION OF APPROVAL CLAUSES AND PRE-EMPTION RIGHTS

The articles of association of Newbelco do not contain any approval clauses or pre-emption rights with respect to the transfer of shares to which the Belgian Offer relates.

5.	INFORMATION TO EMPLOYEES OF NEWBELCO

At the date of this Response Memorandum, Newbelco has no employees at all and, hence, no works council. Consequently, Newbelco has not provided any information nor applied any of the procedures set out in articles 42 to 45 of the Takeover Law. For information purposes, however, the opinion of the European Works Council of SABMiller on the Transaction is included in this Response Memorandum as Annex 1.

*

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ANNEX 1

OPINION OF THE EUROPEAN WORKS COUNCIL OF SABMILLER ON THE TRANSACTION

The opinion of the European Works Council of SABMiller on the Transaction follows on the next page.

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11 July 2016

SABMiller European Works Council’s opinion about the proposed AB InBev transaction

Context

On 11 November, the Boards of Anheuser-Busch InBev SA/NV (“AB InBev”) and SABMiller plc (“SABMiller”) announced that they had reached agreement on the terms of a recommended acquisition of SABMiller by AB InBev.

Since this announcement, AB InBev has lined up several divestments of SABMiller assets in Europe. One month later, AB InBev said it would consider offers for the Grolsch, Meantime and Peroni Nastro Azzuro brands. In February 2016, Japan’s Asahi Group made an offer for the three brands, with AB InBev accepting the company’s bid in April 2016.

The sale of Peroni, Grolsch and Meantime to Asahi left the new combined entity with a strong position in Central and Eastern European countries. However, at the end of April 2016, AB InBev put the remainder of SAB’s European footprint (excluding Spain) up for sale. All of SAB’s assets and brands in Hungary, Romania, the Czech Republic, Slovakia and Poland are now available for purchase.

The takeover is subject to the City Code on Takeovers and Mergers (the “Code”). Article 25(9) of the Code entitles employees representatives to express an opinion on the effect of the offer on employment.

Following an in-depth analysis, supported by the expertise of Syndex UK and discussion with the management of SABMiller, AB InBev and Asahi, the European Works Council of SABMiller (the “EWC”) assisted by the EFFAT (European Federation of Food, Agriculture and Tourism Trade Unions), representing the interests of SABMiller European workforce expresses the following opinion:

The opinion

The EWC understands that the concentration of the market was in line with the expectations, yet does not welcome the takeover of SABMiller by AB InBev and expresses its strongest concerns for the future of the employees and for the sustainability of the business in Europe.

The European Works Council considers this transaction not a merger of equals but rather a hostile takeover. AB InBev Management style and corporate culture, as shown by previous acquisitions, will likely be a cultural shock for SABMiller international and remaining European entities and constitutes a threat on jobs, and terms and conditions of employment.

The EWC believes many jobs are at risk (production, support functions, headquarters, and hubs level) as many employees will be potentially made redundant after the transaction.

Moreover, for the time being, the lack of clarity concerning the divestment of the SABMiller operations in Central Eastern Europe (CEE) is a matter of concern for the EWC. So far, SABMiller workers employed in these countries have not received any comprehensive information regarding the future of the sites or business profile of future buyers. In this regard,

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the EWC demands that AB InBev Management sell CEE SABMiller operations to a responsible buyer who ideally operates in the brewery sector and is committed to maintaining employment numbers and respecting social standards.

The EWC acknowledges the terms and conditions laid down in the employee protection document agreed between SABMiller and AB InBev and calls for the AB InBev Management to promote these standards with future buyers and make sure they can be further negotiated with national workers representatives.

The members of the SABMiller EWC representing the SABMiller European workforce expect that AB InBev and the new buyers of the divested SABMiller European assets develop new quality jobs and commit to fully respect and improve social dialogue standards and the best possible social practices.

The EWC and national and local workers representatives will monitor the developments and social consequences of the takeover and will oppose any impact on employee interests.

The EWC assisted by EFFAT expects to be recognised as a stakeholder on transnational matters that have a potential impact on employees’ interests.

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ANNEX 4: THE 24.11 LETTER

The 24.11 Letter follows on the next page.

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Rule 24.11 Estimate of Value Letter

The Directors

Anheuser-Busch InBev SA/NV

Grand’Place/Grote Markt 1

1000 Brussels, Belgium

17 August 2016

ESTIMATE OF VALUE OF THE PARTIAL SHARE ALTERNATIVE

Dear Sirs,

Recommended Acquisition of SABMiller plc (“SABMiller”) by

Anheuser-Busch InBev SA/NV (“AB InBev”) through Newbelco SA/NV (“Newbelco”)

As described in paragraph 2 of Part II of the Scheme Document, under the terms of the Transaction, Scheme Shareholders will have the option to elect to receive:

in respect of each SABMiller Share	£45 (the “Cash Consideration”)

or

in respect of each SABMiller Share and	£4.6588

0.483969 Restricted Newbelco Shares

(together, the “Partial Share Alternative”),

subject to the terms and conditions of the Transaction as described in Part II of the Scheme Document.

Pursuant to the requirements of Rule 24.11 of the City Code on Takeovers and Mergers (the “City Code”), you have requested our view as to the estimated value of the Restricted Newbelco Shares and, accordingly, the Partial Share Alternative (the “Estimate of Value”).

Capitalised terms used in this letter will, unless otherwise stated, have the meaning given to them in the Scheme Document published by SABMiller on 26 August 2016 providing details of the Transaction (“Scheme Document”).

1. Purpose

This Estimate of Value is provided to the directors of AB InBev solely for the purposes of complying with the requirements of Rule 24.11 of the City Code in connection with the Transaction and shall not be used or relied upon for any other purpose whatsoever.

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This Estimate of Value is not addressed to, and may not be relied upon by, any other person for any purpose whatsoever and Lazard expressly disclaims any duty or liability to any third party with respect to the contents of this letter. In providing this Estimate of Value, Lazard consents to the inclusion of this Estimate of Value in the Scheme Document on the basis that no duties or responsibilities are accepted by us to any third party, individually or collectively with respect to this Estimate of Value.

This Estimate of Value reflects our opinion as to the Estimate of Value, based on the cash price which a Restricted Newbelco Share, available under the Partial Share Alternative, might be expected to realise at 17 August 2016 (being the latest practicable Business Day prior to the date of the Scheme Document) assuming a willing buyer and seller, neither being under any compulsion to buy or sell, dealing on an arm’s length basis and with equal information.

This Estimate of Value does not represent the value that a holder of a Restricted Newbelco Share may realise for a holding that is redeemed in the future, which may be higher or lower than the figure in this letter. The Estimate of Value takes into account the fact that an election for the Partial Share Alternative will result in shareholders holding shares that are unlisted and subject to restrictions on conversion (and therefore transfer) for a period of five years. In providing this letter Lazard assumes no obligation to update or revise our Estimate of Value at any date in the future.

2. Information

In arriving at our Estimate of Value, we have, among other things, reviewed or otherwise taken the following into account:

•	certain publicly available financial statements and other information relating to AB InBev and SABMiller;
•	the terms of the Transaction and its proposed financing, including the various proposed disposals announced in connection with the Transaction;
•	the AB InBev Directors’ and AB InBev’s senior management’s commercial assessment of the past and current operations and financial condition and prospects of AB InBev and SABMiller;
•	the draft Articles of Association of Newbelco proposed to be adopted with effect from completion of the Belgian Offer, as summarised in Appendix IV of the Scheme Document;
•	prevailing currency exchange market rates as at the date of this letter (spot USD to GBP of 0.7688 as of 17 August 2016);
•	the total fully diluted share capital for SABMiller and AB InBev as at 31 July 2016 (as set out in Appendix [VIII] of the Scheme Document); and
•	other factors and performed such other analyses as we consider appropriate.

We have relied on and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided to us. We have not made any independent valuation or appraisal of the assets and liabilities of AB InBev, Newbelco or SABMiller, nor have we sought or been provided with any such valuation or appraisal.

This Estimate of Value is necessarily based on financial, economic, market, exchange rates and other conditions in effect, and the information made available to us, up to 17 August 2016 (being the latest practicable date prior to the posting of the Scheme Document).

The valuation of securities, particularly those not traded on a recognised exchange, is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our

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control. In performing this analysis, we have made numerous assumptions with respect to industry performance and general business, economic and market conditions, many of which are beyond the control of AB InBev and Newbelco. Consequently, the view expressed in this letter is not necessarily indicative of: (i) the price at which a New Ordinary Share might actually trade in any public market at any future date; (ii) the amount which might be realised upon a sale of AB InBev or Newbelco to a third party; or (iii) the amount that might be realised by a holder of a Restricted Newbelco Share upon a liquidation of Newbelco.

This Estimate of Value may differ substantially from estimates available from other sources. In addition, our view would be expected to fluctuate with changes in prevailing conditions, the financial condition and prospects of AB InBev, Newbelco and SABMiller and other factors which generally influence the valuation of companies and securities.

In particular, our Estimate of Value may differ substantially from the value of the Partial Share Alternative implied by the AB InBev share price and the EUR to GBP exchange rate, in each case as at 17 August 2016 (being the latest practicable Business Day prior to the date of the Scheme Document), on the basis that the AB InBev share price reflects a range of investor expectations around, inter alia, industry performance, general business, economic and market conditions and the financial impact of the Transaction on Newbelco (including synergies), which may differ from those assumed by us solely for the purposes of the analysis undertaken in connection with our Estimate of Value.

3. Methodology

We have arrived at our Estimate of Value of the Partial Share Alternative using our experience of a range of widely accepted valuation methods including, inter alia, comparable company trading multiples and discounted cash flow, and we have taken into account the information, factors, assumptions and limitations set out above. For the purposes of our analysis in connection with the Estimate of Value, we have assumed that Newbelco benefits from a recurring run rate of US$1.4 billion per annum pre-tax cost synergies (as disclosed in the AB InBev Quantified Financial Benefits Statement) as well as the cost savings initiatives disclosed in the SABMiller Quantified Financial Benefits Statement; we express no view or opinion of any kind on the reasonableness or achievability of any such cost synergies or cost savings initiatives.

We have assumed that 316,999,695 Restricted Newbelco Shares will be in issue at Completion. This represents the number of Restricted Newbelco Shares which will be held by Altria and BEVCO, who have each given irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, assuming that no other Scheme Shareholders elect for the Partial Share Alternative. In the event that other Scheme Shareholders elect to receive the Partial Share Alternative, the number of Restricted Newbelco Shares available is limited to a maximum of 326,000,000, as more fully described in paragraph 10 of Part II of the Scheme Document.

We have also taken into account the fact that:

•	the Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares;

•	from Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights;

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•	the Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion, and earlier in certain limited circumstances, as described in Appendix IV of the Scheme Document.

No account has been taken of any potential transaction costs that a holder of a Restricted Newbelco Share may incur, or any potential costs that might be associated with a sale of Newbelco to a third party or a liquidation of Newbelco and which might be expected to reduce any return to a holder of a Restricted Newbelco Share upon the occurrence of such an event.

No account has been taken of any potential value that certain shareholders may place upon the director nomination rights associated with Restricted Newbelco Shares, as described in the Scheme Document.

The taxation position of individual shareholders will vary and so we have not taken into account the effects of any taxation exemptions, allowances or reliefs available for income, capital gains or inheritance tax purposes, notwithstanding that these may be significant in the case of some shareholders.

4. General

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction, the Estimate of Value or any other matter referred to in this document. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with the Transaction, the Estimate of Value, any other statement contained herein or otherwise. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Lazard will receive fees from AB InBev in respect of its services.

SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Ncwbelco Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. In particular, SABMiller Shareholders should note that the Restricted Newbelco Shares are not transferable, will not be listed and that no market exists or is expected to exist in them. Accordingly holders will not, subject to limited exceptions, be able to sell the Restricted Newbelco Shares prior to their conversion into New Ordinary Shares which will not be possible before the fifth anniversary of Completion, or earlier in certain specific circumstances. Each Scheme Shareholder that elects for the Partial Share Alternative will become a shareholder in the Combined Group. The value of an investment in the Combined Group may go up as well as down. The market value of Newbelco Shares (including the Restricted Newbelco Shares) can fluctuate and may not always reflect the underlying value of the Combined Group. A number of factors outside of the control of the Combined Group may impact its performance and the price of the Newbelco Shares.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of the Scheme Document and the other Transaction Documents.

In providing this Estimate of Value, no recommendation or opinion is given by Lazard as to whether Scheme Shareholders should elect for the Partial Share Alternative or whether they should refrain from making such an election. Lazard expresses no opinion as to the fairness from a financial point of view or otherwise of the Cash Consideration, or the Partial Share Alternative, payable in connection with the Transaction.

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5. Estimate of Value

On the basis of and subject to the foregoing, if the Restricted Newbelco Shares had been in issue as at 17 August 2016 (being the latest practicable Business Day prior to the date of the Scheme Document), the estimated value of 0.483969 Restricted Newbelco Shares would have been between £36.59 and £46.74, before taking into account any discount for non-transferability and, on this basis, the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £41.25 and £51.40, before taking into account any discount for non-transferability.

We would expect holders of the Restricted Newbelco Shares to value such Restricted Newbelco Shares at a discount to take into account non-transferability. The amount of such discount, if any, will depend on the type of holder and their individual circumstances. We estimate that a typical institutional investor in listed securities would apply a material discount for non-transferability of approximately 20% – 30% which would imply that the estimated value of 0.483969 Restricted Newbelco Shares would have been between £25.61 and £37.40 after taking into account such discount for non-transferability and, on this basis, the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £30.27 and £42.05, after taking into account such discount for non-transferability.

Yours faithfully,

For and on behalf of Lazard & Co., Limited

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Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.